SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Eni in 2010

Fact Book 2010

Press Release dated May 5, 2011

Press Release dated May 6, 2011

Notice of Shareholders’ Meeting Resolutions

Press Release dated May 19, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: May 31, 2011

Contents

Eni in 2010

Oscar di Bilancio
Società e
Grandi Imprese
Quotate

WINNER
2010

Contents

Countries of activity

EXPLORATION & PRODUCTION
GAS & POWER
REFINING & MARKETING
ENGINEERING & CONSTRUCTION
PETROCHEMICALS

Europe
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Africa
Algeria, Angola, Congo, Côte D'Ivoire, Democratic Republic of Congo, Egypt, Equatorial Guinea, Gabon, Ghana, Libya, Mali, Morocco, Mozambique, Nigeria, Togo, Tunisia

Asia and Oceania
Australia, Azerbaijan, China, East Timor, India, Indonesia, Iran, Iraq, Kazakhstan, Kuwait, Malaysia, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapore, Taiwan, Thailand, Turkmenistan, Ukraine, the United Arab Emirates, Vietnam, Yemen

Americas
Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, the United States, Venezuela

Contents

2010 Results

€17.3 billion	€14.3 billion	€14.7 billion	€1.00	79,941
Adjusted operating profit	Capital expenditures and acquisitions	Net cash provided by operating activities	Dividend per share	Employees as of Dec. 31

Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction
The Exploration & Production Division (E&P) includes oil and natural gas exploration, development and production mainly in Italy, North and West Africa, the North Sea, the Gulf of Mexico, Latin America, Australia and in high potential areas such as the Caspian Sea, the Middle and Far East, India, Russia and Alaska.	The Gas & Power Division (G&P) engages in the supply, regasification, transport, storage, distribution and marketing of natural gas and in power generation and sales activities mainly in Europe, leveraging on a unique integrated business model.	The Refining & Marketing Division (R&M) engages in refining and marketing of petroleum products mainly in Europe. Through R&M, Eni is the main operator in refining in Italy and is the market leader in product distribution in Italy.	The Engineering & Construction Division (E&C) engages in the execution of large offshore projects for the oil industry, mainly sub-sea pipeline laying and construction of production platform, drilling services and project engineering, procurement and commissioning of plants for the oil and gas and petrochemical industries.
€13.9 billion *Adjusted operating profit*	**€3.1 billion** *Adjusted operating profit*	**(€0.2 billion)** *Adjusted operating profit*	**€1.3 billion** *Adjusted operating profit*
€9.7 billion *Capital expenditures*	**€1.7 billion** *Capital expenditures*	**€0.7 billion** *Capital expenditures*	**€1.6 billion** *Capital expenditures*
1,815 kboe/d *Hydrocarbon production*	**97.06 bcm** *Worldwide gas sales*	**38.80 mmtonnes** *Refining throughputs on own accounts*	**€12.94 billion** *Orders acquired*
6,843 mmboe *Proved hydrocarbon reserves*	**39.54 Twh** *Electricity sold*	**11.73 mmtonnes** *Retail sales in Europe*	**€20.51 billion** *Order backlog*
10,276 *Employees as of Dec. 31*	**11,245** *Employees as of Dec. 31*	**8,022** *Employees as of Dec. 31*	**38,826** *Employees as of Dec. 31*

Eni Group

Natural gas supply, trading and marketing, LNG operations, and power generation and electricity sales gas & power
Transport, regasification, storage and distribution - Italy
snam rete gas (eni 52.54%)
exploration & production
Oil and natural gas exploration, development and production
refining & marketing
Petroleum product refining and marketing
engineering & construction
saipem (eni 42.9%)
Services for the oil & gas industry
eni
Eni SpA Group parent Company
eni trading & shipping
(eni 100%)
Group services in commodity trading, shipping and derivatives; proprietary trading in commodity derivatives petrochemicals
polimeri europa (eni 100%)
Petrochemical product production and sale
other activities
Corporate, financial and service companies

2 6 10 18 24 28 32 40 43 45 52 56 60

"Eni in 2010" report comprises an extract of the description of the business, the management’s discussion and analysis of financial condition and results of operations and certain other Company information from Eni’s Annual Report for the year ended December 31, 2010. It does not contain sufficient information to allow as full an understanding of financial results, operating performance and business developments of Eni as "Eni 2010 Annual Report". It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities.
You may obtain a copy of "Eni in 2010" and "Eni 2010 Annual Report" on request, free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications").
"Eni in 2010" and "Eni 2010 Annual Report" may be downloaded from Eni’s web site under the section "Publications".

All financial data presented in this report is based on consolidated financial statements prepared in accordance with IFRS.
For definitions of certain financial and operating terms see "Frequently used terms" section, on page 52.

This report contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.

Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and regulations; development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934.
Hard copies may be obtained free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications"). Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.
The term "shareholder’" in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect.

Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".

Contents

2010 has been a very good year for Eni. We have delivered a solid set of financial and operational achievements, laying the foundations for our future growth.
The Exploration & Production Division reported an outstanding performance.
In Iraq, we achieved a major milestone in the rehabilitation of the giant Zubair oilfield, increasing production by more than 10% compared to the initial rate. This has enabled us to start recovering our costs and earning the remuneration fee. The next development phase targets a production plateau of 1.2 mmbbl/d, which will be achieved by 2016.
In Venezuela we established a joint venture with PDVSA to develop the giant Junin 5 field, which has certified oil in place of 35 billion barrels and which we expect to start up in 2013. Appraisal activities performed in 2010 also confirmed Perla as a major gas discovery – one of the most significant in recent years and the largest ever in Venezuela – with gas in place of over 14,000 billion cubic feet. We will fast-track Perla, targeting start-up in 2013.
New discoveries have been one of the highlights of the year, with explorations successes in Indonesia, Brazil and Angola as well as Venezuela.
2010 also marked Eni’s entry in new high-potential Countries and plays such as the Democratic Republic of Congo, with the acquisition of a 55% stake and the operatorship of the Ndunda onshore exploration block; Togo with two blocks in the Tano Basin in the Gulf of Guinea; and Poland where we acquired exploration licenses in highly prospective shale gas plays.
Our new strategic agreements, pivotal to our industrial plan, are based on our commitment to cooperate with partnering Countries, local companies and communities as well as to our endorsement of sustainable development.
The Gas & Power Division suffered from a challenging trading environment in the European market. Supply exceeded demand, depressing spot gas prices at continental hubs which have increasingly been adopted as benchmarks for sales contracts outside Italy. This affected our margins, as spot prices fell well below our average purchase cost which is mainly indexed to the price of oil.
We have taken steps to preserve the competitiveness of our merchant gas business, first among which is the renegotiation of gas purchase contracts with our suppliers.
The Refining & Marketing Division improved its performance in spite of a harsh trading environment and unprofitable refining margins.
Our Petrochemicals Division also achieved better operating results compared to the previous year. We will improve the prospects of this business by launching an environment-friendly industrial project for the reconversion of the Porto Torres site.
The Engineering & Construction segment again delivered an excellent performance, further enhancing its strong commercial franchise.
In the field of new technologies, we reconfirmed our commitment to produce hydrocarbons in an ever more efficient and safe manner, and develop renewable energy sources. An achievement worthy of note is the inauguration of the Solar Frontiers Centre in Massachusetts, in partnership with the MIT.
We have been confirmed in the main sustainability indexes and have enrolled in the new Global Compact LEAD Program of the United Nations, which will bring together global companies with excellent sustainability track records. Eni will also provide its expertise as international energy company to the preparation of the Rio+20 World Conference.
In 2011, the global economic recovery looks stronger, despite signs of volatility and uncertainty deriving from ongoing tensions in Libya, a Country with which Eni has long-standing relationships. Our thoughts are with the Libyan people at this difficult time, and we offer our sincerest hopes of a rapid return to order and stability so as to resume our common growth and development path.
Against this backdrop we reaffirm our strategic focus on growth and efficiency. We will deliver strong production growth, both in the next four years and beyond, and overcome challenges in the Gas & Power segment by strengthening our leadership in European markets, whilst preserving a sound financial position.

Financial performance
In 2010, net profit attributable to Eni’s shareholders was euro 6.32 billion. Adjusted net profit was euro 6.87 billion, an increase of 32% from 2009, reflecting the excellent operating performance of the Exploration & Production Division (up 46% from 2009). The Engineering & Construction Division also reported a robust performance (up 18%). The Refining & Marketing and Petrochemical Divisions reduced their operating losses by 52% and 73%, respectively. These positives more than offset the sharp decline in the Gas & Power Division’s performance, driven by poor results in the Marketing business.
Return on Average Capital Employed (ROACE) calculated on an adjusted basis was 10.7%. Cash inflows for the year mainly comprised cash flow from operations of euro 14.69 billion and disposal proceeds of euro 1.11 billion. These inflows enabled Eni to partially fund outflows associated with capital expenditures of euro 13.87 billion to support organic growth and exploration activities, dividends to Eni shareholders amounting to euro 3.62 billion, and dividends to non-controlling interests, mainly relating to Snam Rete Gas and Saipem, amounting to euro 0.51 billion. The ratio of net borrowings to total equity was virtually unchanged at 0.47.
The results achieved in 2010 enable us to propose a dividend of euro 1.00 per share to the Annual General Shareholders Meeting, of which euro 0.50 was paid as an interim dividend in September 2010.

In Exploration & Production Division we achieved an outstanding financial and operational performance. Adjusted net profit reached euro 5.6 billion, up 44% compared to 2009, driven by a favorable trading environment for oil prices and the depreciation of the euro against the dollar. Oil and gas production was a record 1,815 kboe/d, 1.1% higher than in 2009. This growth was driven by the timely delivery of all 12 of our planned start-ups, which contributed 40 kboe/d of new production in 2010 and will account for 230 kboe/d at peak. The all sources replacement ratio of reserves was 125%, rising to 135% at constant prices, corresponding to a reserve life index of 10.3 years at December 31, 2010 (10.2 years in 2009).
Over the course of the year we added approximately 0.9 billion boe to our resource base thanks to successful exploration activities in Venezuela, Angola, Indonesia and Brazil, at the very competitive cost of 1.5 $/bbl. The Junin 5 project in Venezuela and acquisition of new acreage in the Democratic Republic of Congo, in Togo and in shale gas in Poland further enhanced our upstream portfolio.
We target an average annual production increase of more than 3% in the 2011-2014 plan, based on our $70 per barrel Brent price scenario and return of the Libyan production to its normal rate at some point in the future. Growth will be fuelled by our strong pipeline of projects, with 15 new major fields and other projects planned to start production in the four-year period. Planned start-ups will add 630 kbbl/d of new production by 2014. The booking of new reserves will enable us to replace reserves produced in the period, keeping the reserve life index stable. In the longer term, we expect to drive production growth leveraging on our giant fields, particularly Kashagan, Junin, Perla, Goliath, MLE-CAFC, Russian projects, Block 15/06 in Angola and unconventional

Contents

Eni in 2010 Letter to shareholders

opportunities. We will pursue the maximization of returns through selective exploration, the reduction in the time to market of our projects, and growing the share of operated production which – through the deployment of Eni standards and technologies – enables us to deliver tighter cost control and a better monitoring of operating risks.

After delivering solid returns for many years, in 2010 the Gas & Power Division posted a 12% decline in profits compared to 2009. Marketing activities reported sharply lower results (adjusted operating profit was down 57%) owing to heightened competitive pressure. Sales in Italy declined by 14% (down approximately 6 bcm), corresponding to a market share decline of ten percentage points. Sales in target European markets maintained a growth trend, with volumes up 2.5% (up 1 bcm). Short-term prospects remain challenging, while in the next four years we expect a gradual recovery in fundamental trends.
We are tackling this challenging environment by developing our business model and implementing new pricing and risk management strategies to preserve profitability. In Italy, we will regain volumes and market share by leveraging on differentiated marketing initiatives, excellent customer service, the repositioning of our "luce e gas" brand and value-creating management of our assets (transport capacity, modulation, and supply). In Europe we will continue to pursue an aggressive growth strategy in our main target markets, in particular France, Germany and Austria.
We target a substantial recovery in profitability by 2014, even taking into account the expected divestment of our international pipelines. The achievement of this target will be supported by the renegotiation of our long-term supply contracts, with new pricing terms and contractual flexibility ensuring the competitiveness of our cost position. In the Regulated businesses in Italy, our industrial strategy aims at maximizing efficiency and implementing a capital expenditure program to combine outstanding service quality and steady growth in returns.

Compared to 2010, the Refining & Marketing Division reduced its adjusted net loss by 75% to euro 49 million. In the context of weak refining margins caused by excess capacity, low demand and high feedstock costs, the improvement was driven by greater efficiency and operational enhancement. The Marketing business achieved good results: in Italy, successful commercial initiatives offset a difficult trading environment (lower consumption and strong competition), while we continued to grow sales in selected European markets. Over the next four years, we target a substantial improvement in the profitability and free cash generation of our refining operations against the backdrop of continuing weakness in the trading environment. Our strategy in refining will leverage on selective capital expenditures to increase the complexity and flexibility of our refineries, particularly by completing and starting up the EST project at the Sannazzaro site. This will enable us to capture opportunities offered by demand for middle distillates and to process low quality feedstock. Margin recovery will be underpinned by cost efficiencies and the integration of refinery cycles.

We plan to increase volume throughputs to 37 million tonnes by 2014 (up 2 million from 2010) and plant utilization rate to 90%. In marketing we will boost sales by approximately 10% in the next four years and increase our market share, leveraging on a network of modern and efficient service stations, which will be revamped in design and style. Sales and market share targets will also be supported by promotional campaigns, targeted pricing actions and an enhanced non-oil offer.
The re-branding of the Italian network with the Eni brand will be completed by 2014. Abroad, we will grow selectively in Central Eastern Europe and France leveraging on the consolidation of the network acquired in Austria, commercial initiatives and the opening of new service stations.

The Engineering & Construction segment reported adjusted net profit of nearly euro 1 billion, up 11% compared to 2009, driven by revenue growth and the higher profitability of projects. The order backlog at year end reached a record euro 20.5 billion. Saipem is an established leader in the area of oilfield services, particularly in executing large EPC projects. Its strong competitive position is underpinned by distinctive skills in engineering and project management, the availability of a world class fleet that will be fully upgraded by 2012 and the local content of operations. In the next four years we target steady growth in revenues and profits.

Polimeri substantially improved from a year earlier, reducing its adjusted net loss by 75% to euro 85 million. The improvement was driven by increased sales volumes on the back of a recovery in demand, efficiency enhancements and higher margins. Eni aims to recover profitability and generate free cash flow in the 2012-2013 period, leveraging on increasing efficiency, selective investments to optimize the yields and consumption of our crackers, the upgrading of plants in areas of excellence (elastomers) and opportunities to develop environment-friendly projects. An improving commercial performance will support margins, also with the contribution of licensing activities.

Supporting growth and profitability for shareholders
We expect to make capital expenditures amounting to euro 53.3 billion over the next four-year plan to fuel growth and value creation. This plan represents a slight increase compared to the previous one due to new initiatives in E&P (particularly new projects in Angola and additional activities Iraq). Cash flow from operations and planned divestment proceeds will enable us to fund our capital expenditure program and remunerate our shareholders, while at the same time strengthening our balance sheet. Our cost reduction program, which has delivered savings of euro 2.4 billion from 2006 to date, is expanded by euro 1.7 billion of further savings, targeting cumulated savings of euro 4.1 billion by 2014.

In conclusion, 2010 was a successful year for Eni. We progressed on our strategy focused on growth and efficiency, and laid the foundations for our future growth. In the next four years, while the global economy is expected to progressively recover, we expect that Eni – thanks to its excellent strategic position – will deliver industry-leading results, and create sustainable value for its shareholders and stakeholders.

March 10, 2011

In representation of the Board of Directors

Chairman	Chief Executive Officer

Contents

Contents

Performance review

In 2010 we delivered an outstanding operational performance. We achieved record oil&gas production and laid the foundations for our future growth thanks to strategic initiatives in Iraq, Venezuela and new frontier areas.

Contents

	2008	2009	2010
(euro million, unless otherwise specified)
Net sales from operations		108,082	83,227	98,523
Operating profit		18,517	12,055	16,111
Adjusted operating profit		21,608	13,122	17,304
Net profit attributable to Eni’s shareholders		8,825	4,367	6,318
Adjusted net profit attributable to Eni’s shareholders		10,164	5,207	6,869

Net cash provided by operating activities		21,801	11,136	14,694
Capital expenditures and investments		18,867	16,018	14,280
Capital expenditures		14,562	13,695	13,870
Investments		4,305	2,323	410
Cash dividends to Eni’s shareholders		4,910	4,166	3,622

Research and development costs		217	207	221
Total assets at year end		116,673	117,529	131,860
Debts and bonds at year end		20,837	24,800	27,783
Shareholders' equity including non-controlling interest at year end		48,510	50,051	55,728
Net borrowings at year end		18,376	23,055	26,119
Net capital employed at year end		66,886	73,106	81,847

Return On Average Capital Employed (ROACE)	(%)
Reported		15.7	8.0	10.0
Adjusted		17.6	9.2	10.7
Leverage		0.38	0.46	0.47

i	i	i
Eni at a glance	market. We intend to cope with ongoing challenges by renegotiating better economic conditions in our long-term gas supply contracts and deploying our new pricing and risk management strategies designed to preserve the value of our assets and improve margins. Through these levers, we are targeting to regain volumes and market share on the Italian market and expand our presence in key European markets. By 2014, we see the business to return to its normalized profitability also thanks to the steady performance of our regulated businesses.

■ Our Refining & Marketing business is tackling with a poor refining environment and stagnant demand for fuels in Italy and Western Europe. Over the medium term we will continue pursuing our strategy of cost efficiency, selective capital expenditures and network upgrading targeting to recover profitability and enhance free cash flow generation.

Finally, through Saipem, we boast a very strong competitive position in the market of services to the oil and gas industries. A record order backlog, availability of a world class fleet and a set of distinctive skills underpin our expectations for better returns and growth going forward.

This integrated business model represents a distinctive and unique set of assets, underpinned by the Company’s operating and capital efficiency.

■ Business portfolio
Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. We have three major businesses:

■ Our Exploration & Production business delivered an outstanding performance in 2010, laying foundations for our future growth. Looking forward, we intend to achieve strong production growth with increasing returns leveraging on the quality of the assets in portfolio, a robust pipeline of capital projects and well-established relationships with host Countries. We will pursue the maximization of returns by our continued focus on cost efficiency and operational excellence and reduction in the time to market of our projects. Increasing operatorship will help us deliver on costs and time schedule while better monitoring technical risks through the deployment of our technologies and internal standards and procedures.

■ Our Gas & Power business performance in 2010 was hit by heightened competitive pressures and oversupply conditions in the European gas

Contents

Eni in 2010 Profile of the year

Volume summary	2008	2009	2010
Exploration & Production
Estimated net proved reserves at year end (a)
- Liquids	(mmbbl)	3,335	3,463	3,623
- Natural gas	(bcf)	18,748	17,850	17,882
- Total hydrocarbons	(mmboe)	6,600	6,571	6,843
Average reserve life index	(year)	10.0	10.2	10.3
Oil and natural gas production (a)
- Liquids	(kbbl/d)	1,026	1,007	997
- Natural gas	(mmcf/d)	4,424	4,374	4,540
- Total hydrocarbons	(kboe/d)	1,797	1,769	1,815

Gas & Power
Worldwide gas sales	(bcm)	104.23	103.72	97.06
- of which E&P sales (b)	(bcm)	6.00	6.17	5.65
LNG sales (c)	(bcm)	12.0	12.9	15.0
Customers in Italy	(million)	6.63	6.88	6.88
Gas volumes transported in Italy	(bcm)	85.64	76.90	83.32
Electricity sold	(TWh)	29.93	33.96	39.54

Refining & Marketing
Refining throughputs on own account	(mmtonnes)	35.84	34.55	34.80
Conversion index	(%)	58	60	61
Balanced capacity of refineries	(kbbl/d)	737	747	757
Retail sales of petroleum products in Europe	(mmtonnes)	12.03	12.02	11.73
Service stations in Europe at period end	(units)	5,956	5,986	6,167
Average throughput of service stations in Europe	(kliters)	2,502	2,477	2,353

Engineering & Construction
Orders acquired	(euro million)	13,860	9,917	12,935
Order backlog at period end	(euro million)	19,105	18,730	20,505

Employees at period end	(units)	78,094	77,718	79,941

i	i	i
(a)		In 2010, Eni updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. The effect of this update on production expressed in boe was 26 kboe/d for the full year 2010 and on the initial reserves balances as of January 1, 2010, amounted to 106 mmboe. Prior-year converted amounts were not restated. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.
(b)	i	E&P sales include volumes marketed by the Exploration & Production Division in Europe (3.36, 2.57 and 2.33 bcm in 2008, 2009 and 2010, respectively) and in the Gulf of Mexico (2.64, 3.60 and 3.32 bcm in 2008, 2009 and 2010, respectively).
(c)	i	Refers to LNG sales of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.

Contents

Eni in 2010 Profile of the year

■ Strategy
Against the backdrop of a strengthening global economy in spite of volatility and uncertainty associated with geo-political developments in Libya, Japan and elsewhere, Eni’s strategy of growth and value remains unchanged:
- to select and implement the best capital and investment opportunities;
- to preserve a solid capital structure;
- to pursue capital and operating efficiency;
- to manage risks;
- to leverage research and innovation;
- to apply the highest ethical principles of business conduct;
- to promote the sustainability of the business model.

Select and implement the best capital and investment opportunities
The achievement of Eni’s growth targets is supported by a disciplined and selective approach when making investment decisions. Once an investment opportunity has been identified, it is carefully evaluated based on our medium and long-tem scenario for the macroeconomic environment and commodity prices that reflects our management’s view of the fundamentals underlying the expected trends for oil and products prices. The Company selects and executes such capital projects able to generate attractive returns and deliver shareholders’ value. The same approach applies when acquiring an asset or a corporation. Acquisitions go through a rigorous appraisal process to test whether a deal is accretive to shareholders’ value and its strategic rationale i.e. fit with our existing asset portfolio. With these tools, we are implementing a capital expenditure plan of euro 53.5 billion to profitably growth our businesses in the next four years at our long-term Brent price scenario of 70 dollar a barrel.

Preserve a solid financial structure
Eni intends to preserve a solid capital structure targeting an optimal mix between net borrowings and shareholders’ equity, at the same time continuing to invest to fuel profitable growth and rewarding investors. Eni’s ability to generate strong operating cash flows, disciplined approach to investments, capital efficiency and business strategy underpin our solid financial structure. In accordance with these guidelines, we are targeting a net debt to equity ratio of less than 0.40 by the end of the plan period at our Brent price scenario of 70 dollar a barrel.

Pursue capital and operating efficiency
Eni is committed to pursuing high levels of operating and capital efficiency. We attain this by applying industry best practices and effective management systems to all of our operations, building on core competencies and continuously updating and improving internal processes. We have stepped up our efforts to streamline our organization by reducing decision-making levels and centralizing responsibilities over business supporting processes to reap economies of scale resulting in significant savings in our procurement and ICT optimization and rationalization. Integration across our businesses enables Eni to both pursue joint opportunities in the marketplace and achieve synergies from the vertical and physical integration of our facilities, so as to maximize value and returns from our assets. We improve our profitability by implementing cost control initiatives, enhancing product margins by promoting customer-oriented business policies and reducing the cost-to-serve, also leveraging long-standing relationship with key suppliers and partners to obtain competitive contractual conditions.

Manage risks
Eni has developed internal policies and guidelines aiming at effectively identifying, assessing and managing risks in order to minimize their impact on the value of the Company’s assets. Our primary sources of risk are the nature and scope of our operations, the trading environment and the geographic diversity of the business. Firstly, we have adopted proven management systems to achieve the highest operating and safety standards to preserve the environment and protect health and safety of our workers, third parties and the communities involved by our activity, ensuring at the same time compliance with all applicable laws and regulations. Our integrated HSE management system encompasses a full cycle of planning, executing, controlling and evaluating HSE performances of our operations so as to foster a continuing learning process to minimize risks. Secondly, we manage risks deriving from the trading environment, including risks from the exposure to movements in commodity prices, interest rates and foreign currency exchange rates, in a way to achieve a tolerable level of exposure to potential losses in earnings or assets’ value in accordance with our conservative financial policies. Finally, due to the scale and reach of our Company, we are exposed to unfavorable socio-political developments in many of our Countries of operations. While we acknowledge that certain risks are unavoidable, we are deeply convinced that establishing constructive relationships with host Countries’ institutions, representatives and communities is the best way to uphold profitable operations.

Leverage research and innovation
Meeting global energy demand needs requires us to develop new technologies designed to create sustainable competitive advantages. We have consistently invested significant amounts of resources in excess of euro 0.2 billion per year for many years to date and we plan to continue investing steadily in R&D with euro 1.1 billion in the next four years. We have successfully developed incremental innovations supporting our businesses’ competitive positions, particularly in exploring for and enhancing the recovery rate of hydrocarbons and production process enhancement. We also intend to strengthen our long-term options in renewable sources of energy and environmental preservation which could potentially lead to breakthroughs.

Apply the highest principles of business conduct
The Company endorses high business and ethical standards in managing the Group’s activity in the belief that they are an essential prerequisite for success. These standards are set in our Code of Ethics which is designed to provide all Eni employees with guidelines for appropriate business conduct. Corporate governance, business integrity, honesty, accountability, internal control and respect for human rights are the standards underpinning Eni’s global reputation and ability to create shareholders’ value.

Promote the sustainability of the business model
Sustainable development is at the heart of Eni’s priorities. We wish to make a positive contribution to social and economic development wherever we operate, strengthen the value of our intangible assets and keep the trust of our stakeholders. To attain all these goals, we have integrated sustainability targets and actions into our management, planning and development processes. We are committed to empowering our people, improving leadership skills, strengthen important relationships with local partners as part of a cooperation model that aims at developing host Countries, through the valorization of local resources, exploitation of specific skills, as well as the realization of projects and the definition of cooperation agreements. On the back of our strong performance in every field of sustainability, we have been confirmed as one of the best oil and gas companies in the Dow Jones Sustainability Index.

Contents

Eni in 2010 Profile of the year

Shareholder information	2008	2009	2010
Net profit attributable to Eni:
- per share (a)	(euro)	2.43	1.21	1.74
- per ADR (a) (b)	(US$)	7.15	3.36	4.62

Adjusted net profit attributable to Eni:
- per share (a)	(euro)	2.79	1.44	1.90
- per ADR (a) (b)	(US$)	8.21	4.01	5.04

Dividend:
- per share (c)	(euro)	1.30	1.00	1.00
- per ADR (b)	(US$)	3.82	2.79	2.65
Pay-out	(%)	53	83	57
Dividend yield (d)	(%)	7.6	5.8	6.1
Number of shares outstanding:
- at year end	(million)	3,622.4	3,622.4	3,622.5
- average (fully diluted)	(million)	3,638.9	3,622.4	3,622.5

Market capitalization (e)	(euro billion)	60.6	64.5	59.2

Market quotations for common stock on the Mercato Telematico Azionario (MTA)
High	(euro)	26.93	18.35	18.56
Low	(euro)	13.80	12.30	14.61
Average daily close	(euro)	21.43	16.59	16.39
Year-end close	(euro)	16.74	17.80	16.34

Market quotations for ADR on the New York Stock Exchange
High	(US$)	84.14	54.45	53.89
Low	(US$)	37.22	31.07	35.37
Average daily close	(US$)	63.38	46.36	43.56
Year-end close	(US$)	47.82	50.61	43.74

Average daily traded volumes	(million of shares)	28.7	27.9	20.7
Value of traded volumes	(euro million)	610.4	461.7	336.0

i	i	i
(a)	i	Ratio of net profit and average number of shares outstanding in the year, assuming dilution. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	i	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	i	Dividend per share pertaining to the year. This dividend is paid in two tranches. An interim dividend is paid in the same year, as approved by the Board; the balance to the full year dividend is paid in the following calendar year (after approval by the Annual Shareholders’ Meeting).
(d)	i	Ratio of dividend for the period to the average price of the Eni shares recorded on the Italian Stock Exchange in December.
(e)	i	Number of outstanding shares by references price at year end.

Contents

2008	2009	2010
Net sales from operations (a)	(euro million)	33,042	23,801	29,497
Operating profit		16,239	9,120	13,866
Adjusted operating profit		17,222	9,484	13,884
Adjusted net profit		7,900	3,878	5,600
Capital expenditures		9,281	9,486	9,690
of which: exploration expenditures (b)		1,918	1,228	1,012
Adjusted capital employed, net		30,362	32,455	37,646
Adjusted ROACE	(%)	29.2	12.3	16.0

Average realizations
- Liquids	($/bbl)	84.05	56.95	72.76
- Natural gas	($/mmcf)	8.01	5.62	6.02
- Total hydrocarbons	($/boe)	68.13	46.90	55.60

Production (c) (d)
- Liquids	(kbbl/d)	1,026	1,007	997
- Natural gas	(mmcf/d)	4,424	4,374	4,540
- Total hydrocarbons	(kboe/d)	1,797	1,769	1,815

Estimated net proved reserves (c) (d)
- Liquids	(mmbbl)	3,335	3,463	3,623
- Natural gas	(bcf)	18,748	17,850	17,882
- Total hydrocarbons	(mmboe)	6,600	6,571	6,843

Reserve life index (d)	(years)	10.0	10.2	10.3
All sources reserve replacement ratio net of updating the natural gas conversion factor (c) (d)	(%)	135	96	125

i	i	i
(a)	i	Before the elimination of intragroup sales.
(b)	i	Includes exploration bonuses.
(c)	i	Includes Eni’s share of equity-accounted entities.
(d)	i	In 2010, Eni updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. The effect of this update on production expressed in boe was 26 kboe/d for the full year 2010 and on the initial reserves balances as of January 1, 2010 amounted to 106 mmboe. Prior-year converted amounts were not restated. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

2010 Highlights

Status of Our Libyan Operations
From February 22, 2011, liquids and natural gas production at a number of fields in Libya and supplies through the GreenStream pipeline have been halted as a result of ongoing political instability and conflict in the Country. Facilities have not suffered any damage and such standstills do not affect Eni’s ability to ensure natural gas supplies to its customers. Eni is technically able to resume gas production at or near previous levels once the situation stabilizes. The overall impact of the Libyan political instability and conflict on Eni’s results of operations and cash flows will depend on how long such situation will last as well as on their outcome, which management is currently unable to predict. From April 2011, Eni’s oil and natural gas production was	flowing at a rate ranging from 50 to 55 kbbl/d, down from the expected level of approximately 280 kbbl/d. Current production consists of gas that is entirely delivered to local power generation plants.

Development projects in Iraq and Venezuela
Achieved an increase in production by more than 10% above the initial production rate of approximately 180 kbbl/d at the giant Zubair oilfield thus beginning cost recovery for its work on the field, including recognition of remuneration fee. Eni, with a 32.8% share, is leading the consortium in charge of redeveloping the Zubair field over a 20-year period, targeting a production plateau of 1.2 mmbbl/d in the next six years.

Contents

Eni in 2010 Business review / Exploration & Production

Established a joint-venture with the Venezuelan National Oil Company PDVSA for the development of the giant Junin 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. First oil is expected in 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.

Appraisal activities performed in 2010 confirmed Perla as a major gas discovery, one of the most significant in recent years and the largest ever in Venezuela, with volumes of gas in place of over 14,000 bcf. The partners are planning fast track of Perla through an early production phase of approximately 300 mmcf/d, targeted to start-up by 2013.

Portfolio
Reached an agreement with Cadogan Petroleum plc for the acquisition of an interest in two exploration and development licenses located in the Dniepr-Donetz basin, in Ukraine. This agreement is part of the development of cooperation initiatives in hydrocarbon exploration and production in the Country also reaffirmed in a Memorandum of Understanding with the Ukrainian Ministry of Ecology and Natural Resources.

Acquired a 55% stake and operatorship in the Ndunda Block located in the Democratic Republic of Congo.

Awarded operatorship of two offshore Blocks (Eni’s interest 100%) in the Dahomey Basin as part of its agreements with the Government of Togo to develop the Country’s offshore mineral resources.

Acquired Minsk Energy Resources operating 3 licenses in the Polish Baltic Basin, a highly prospective shale gas play. Drilling operations are expected to start in the second half of 2011 with a total exploration commitment of 6 wells.

Awarded rights to explore and the operatorship of deep offshore Block 35 in Angola, with a 30% interest. This deal is subject to the approval of the relevant authorities.

Signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives.

Signed a Memorandum of Understanding with the national oil company PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China.

Signed with the Government of Ecuador new terms for the service contract for the Villano oilfield, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. Development will be achieved in synergy with existing facilities.

Sanctioned the West Hub project to readily put in production the oil discoveries made in offshore Block 15/06 (Eni operator with a 35% interest), located in Angola. Start-up is expected in 2013 with production peaking at 22 kbbl/d.

Awarded new exploration leases in Pakistan and Venezuela.

As part of the rationalization of its upstream portfolio, Eni divested its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.

2010 Performance
In 2010, the E&P Division reported an excellent performance amounting to euro 5,600 million of adjusted net profit, representing an increase of 44.4% from 2009. This was driven by higher oil realizations in dollar terms, the depreciation of the euro against the dollar and higher volumes sold.

Return on average capital employed calculated on an adjusted basis was 16% in 2010 (12.3% in 2009).

Reported oil and natural gas production for the full year was a record 1,815 kboe/d. Production grew by 1.1%, excluding the effect of the updated gas conversion factor. Production growth was driven by the timely delivery of all the 12 planned start-ups, particularly the Zubair field in Iraq, and production ramp-ups at fields which were started-up in 2009 for a total increase of 40 kboe/d in 2010. These start-ups will account for 230 kboe/d of production at peak.

Estimated net proved reserves at December 31, 2010, were 6.84 bboe (up 2.5% from 2009 on comparable basis) based on a 12-months average Brent price of $79 per barrel. The all sources reserve replacement ratio was 125%, net of the gas conversion factor update. Also excluding the price effect, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

In 2010, capital expenditures amounted to euro 9,690 million to enhance assets in well established areas of Africa, the Gulf of Mexico and Central Asia. Exploration activities (euro 1,012 million) achieved a number of successes such as the appraisal activity at the large Perla gas discovery in Venezuela and oil discoveries in Block 15/06 located in the Angolan offshore basin. Further discoveries were made in the North Sea, Egypt, Pakistan, Indonesia, Nigeria and Brazil, through Galp (Eni’s interest 33%).

Development expenditures were euro 8,578 million to fuel the growth of major projects in Kazakhstan, Congo, the United States, Algeria, Egypt and Norway.

Contents

Eni in 2010 Business review / Exploration & Production

Strategies

Eni’s Exploration & Production business boasts a strong competitive position in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Venezuela and Iraq. Eni’s strategy is to deliver organic production growth with increasing returns over the medium to long-term leveraging on a high-quality portfolio of assets with ample exposure to highly competitive giant projects, a strong projects pipeline, and long-standing relationships with key host Countries. We intend to drive higher returns in our upstream operations by reducing the time to market of our projects, tightly controlling operating costs, and deploying our technologies and competencies to manage technical risks. We plan to increase total volumes of operated production as operatorship will support achievement of those objectives. Consistent with the long-term nature of the business, strategic guidelines for our Exploration & Production Division	have remained basically unchanged in the years, as follows:

■ Maintain strong profitable production growth
■ Ensure medium to long-term business sustainability focusing on reserve replacement
■ Develop new projects to fuel future growth
■ Consolidate the industry-leading position on costs

In order to carry out these strategies, Eni intends to invest approximately euro 39.1 billion to explore for and develop new reserves over the next four years. Exploration projects will account for approximately euro 3.6 billion. Approximately euro 1.8 billion will be spent to build transportation infrastructures and LNG projects through equity-accounted entities.

Maintain Strong Production Growth	optimization. We plan to dedicate strong efforts to this area by executing a huge infilling and work-over campaign, and applying our advanced recovery technologies and reservoir management capabilities. According to our plans, this will deliver around 220 kboe/d of additional production in 2014 which otherwise would have been lost through natural depletion.
We intend to enhance the profitability of our upstream operations by:

• selective exploration,
• reducing the time to market of our projects,
• increasing our share of operated production.

We are making strong progress in reducing the time to developing and marketing our exploration resources. We plan to fast track to production in less than four years 50% of the 3.1 bbbl of resources we discovered in the last three years, which compares positively with the 35% achieved in the previous period.
We plan to extend our operated production by adding 1.6 mmboe/d of gross production by 2014, reaching 4.4 mmboe/d by the end of the plan period. Operatorship will enable us to deliver on time schedules and cost budgets and better manage the technical risk by deploying Eni standards and technologies in drilling and completion. Those drivers will help the Company absorb the impact on costs driven by sector-specific inflation expected in the next four years and growing complexity of projects.

Our global oil and gas operations are conducted in 43 countries, including Italy, Libya, Egypt, Norway, the UK, Angola, Congo, Nigeria, the USA, Kazakhstan, Russia, Algeria, Australia, Venezuela and Iraq. Eni’s strategy is to deliver strong profitable production growth via organic developments, leveraging on the planned start-ups of 15 major fields and other minor projects over the next four years and material expenditures to support the current plateau at our producing fields.
We project that new field start-ups will add approximately 630 kboe/d to the Company’s production level in 2014 at the Brent scenario of $70 per barrel flat in the next four years. The most important production start-ups are planned in Angola, Norway, Russia, Kazakhstan, Algeria and Venezuela and will be mainly focused on conventional plays onshore or shallow water. We have a good level of visibility on those new projects as most of them have been already sanctioned. Most of these new projects are giant fields which will account for 80% of new production by 2014. These giants, which include Kashagan, Junin 5, Perla, Goliat, MLE-CAFC, Russian projects, Block 15/06 in Angola, are expected to enhance growth and value generation due to their long-term production plateau, cost efficiencies and synergies. Thanks to their contribution, we expect that our pipeline of new projects will break-even at 45 $/bbl.
A second leg of our growth strategy is to sustain the current plateau at producing fields by counteracting natural field depletion and production

Contents

Eni in 2010 Business review / Exploration & Production

Our long-term growth prospects are also underpinned by the strategic position which we are building in unconventional gas. We are working on interesting prospects in the Far East, Eastern Europe and North Africa, areas with large resources bases, profitable gas markets, existing infrastructure and suitable environmental characteristics. Particularly, in China we signed a framework agreement with PetroChina to exploit the huge mineral potential of shale gas which exists in the Country. In Indonesia our coal-bed methane projects is progressing to start in 2012, leveraging on existing plant and export infrastructures for LNG. In Pakistan, we are assessing development of a tight gas reservoir with promising potential, considering a well established market and infrastructures for gas. Finally, we entered the shale gas area in Poland where we acquired three licenses in 2010 and we plan to start drilling operations in 2011.

■ Production: 2010 and outlook
Eni reported record oil and natural gas production for the full year at 1,815 kboe/d. On a comparable basis, production showed an increase of 1.1% driven by organic growth. The share of oil and natural gas produced outside Italy was 90% (90% in 2009).

i	i	i
Oil and natural gas production (a) (b) (c)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)
2008	2009	2010

Italy	68	749.9	199	56	652.6	169	61	673.2	183

Rest of Europe	140	626.7	249	133	655.5	247	121	559.2	222
Croatia		68.7	12		95.5	17		45.3	8
Norway	83	264.8	129	78	273.7	126	74	271.6	123
United Kingdom	57	293.2	108	55	286.3	104	47	242.3	91

North Africa	338	1,761.6	645	292	1,614.2	573	301	1,673.2	602
Algeria	80	18.5	83	80	19.7	83	74	20.2	77
Egypt	98	818.4	240	91	793.7	230	96	755.1	232
Libya	147	907.6	306	108	780.4	244	116	871.1	273
Tunisia	13	17.1	16	13	20.4	16	15	26.8	20

West Africa	289	260.7	335	312	274.3	360	321	441.5	400
Angola	121	28.1	126	125	29.3	130	113	31.9	118
Congo	84	12.7	87	97	27.3	102	98	67.9	110
Nigeria	84	219.9	122	90	217.7	128	110	341.7	172

Kazakhstan	69	244.7	111	70	259.0	115	65	237.0	108

Rest of Asia	49	426.2	124	57	444.8	135	48	463.9	131
China	6	10.9	8	7	8.2	8	6	6.7	7
India					3.7	1	1	36.6	8
Indonesia	2	99.7	20	2	104.8	21	2	94.4	19
Iran	28		28	35		35	21		21
Iraq							5		5
Pakistan	1	315.6	56	1	328.1	58	1	326.2	59
Turkmenistan	12		12	12		12	12		12

America	63	311.5	117	79	424.7	153	71	396.0	143
Ecuador	16		16	14		14	11		11
Trinidad & Tobago		54.6	9		67.0	12		63.6	12
United States	42	256.9	87	57	357.7	119	50	332.4	110
Venezuela	5		5	8		8	10		10

Australia and Oceania	10	42.2	17	8	48.6	17	9	95.7	26
Australia	10	42.2	17	8	48.6	17	9	95.7	26

Total	1,026	4,423.5	1,797	1,007	4,373.7	1,769	997	4,539.7	1,815

Oil and natural gas production net of updating the natural gas conversion factor	-	-	1,797	-	-	1,769	-	-	1,789

i	i	i
(a)	i	In 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent.
(b)	i	Includes volumes of gas consumed in operations (318, 300 and 281 mmcf/d in 2010, 2009 and 2008, respectively).
(c)	i	Includes Eni’s share of equity-accounted entities production.

Contents

Eni in 2010 Business review / Exploration & Production

During the course of the year we delivered all the 12 start-ups planned for 2010 which will account for 230 kboe/d at peak, thus contributing to our future growth. Main start-ups were: (i) the Zubair giant field (Eni’s interest 32.8%), where we achieved timely project milestones by increasing production by more than 10% compared to the baseline of approximately 180 kbbl/d. This allowed us begin the recovery of costs incurred for our work on the field and earn the remuneration fee on every extra barrel produced above the contractual increase. The next development phase targets a production plateau of 1.2 mmbbl/d, which will be achieved by 2016; (ii) Annamaria project (Eni operator with a 90% interest) located in an offshore area between Italy and Croatia, with current production plateau of approximately 40 mmcf/d; (iii) Baraka field (Eni operator with a 49% interest) in Tunisia, with production peak at 7 kboe/d; (iv) Morvin field (Eni’s interest 30%) in Norway. Production is expected to peak at 15 kboe/d net to Eni in 2011 when the project is completed; (v) Tuna field (Eni operator with a 50% interest), with a production plateau at approximately 70 mmcf/d net to Eni, and Arcadia discovery (Eni operator with a 56% interest) started-up in the second half of the year, in Egypt; (vi) Rom Integrated in Algeria and M’Boundi IPP (Eni’s interest 100%) in Congo. Other start-ups were achieved in China, Congo, Nigeria and the United Kingdom.
In spite of 2011 uncertainties due to the Libyan situation, our production outlook remains strong as we plan to increase production at an average rate of more than 3% over the next four years at the Company Brent scenario of $70 per barrel, targeting a production plateau in excess of 2.05 million barrels a day by 2014. Our planning assumptions include resumption of our Libyan operations at their normal rate at some point in the future over the next four years. To achieve that target, we intend:
  to leverage our robust pipeline of projects start-ups, particularly in Angola, Norway, Russia, Kazakhstan, Algeria and Venezuela, most of which is Eni operated;
  to competitively increase production profile at giant fields particularly Belayim in Egypt, Karachaganak in Kazakhstan, Val d’Agri in Italy, M’Boundi in Congo and Ekofisk in Norway. Production optimization will account for approximately 20% of our capex;
  to develop opportunities in LNG to monetize our wide gas reserve base in particular in West Africa, as well as non conventional resources with a view of supporting long-term growth, in particular in shale gas themes, leveraging on the competencies acquired with Quicksilver in the US.

Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts and other factors.

the Company believes to have the necessary know-how and skills to discover new reserves. A third layer of exploration projects is planned to be executed in high risk/high reward areas including Mozambique, Togo, Ghana and offshore Australia and East Timor where we believe important resources can be discovered. Eni expects to purchase new exploration permits and to divest or exit marginal or non-strategic areas.

As of December 31, 2010, Eni’s mineral right portfolio consisted of 1,176 exclusive or shared rights for exploration and development in 43 Countries on five continents for a total acreage of 320,961 square kilometers net to Eni, of which 41,386 square kilometers regarded developed properties. Acquisition of new acreage in the Democratic Republic of Congo, in Togo and in shale gas in Poland further enhanced our upstream portfolio. Leveraging on the strengthening in core areas of Africa, Central Asia and Russia, we increased our portfolio diversity and exposure to less risky areas.

Over the course of the year we added approximately 0.9 bboe to our resource base thanks to successful exploration activities in Venezuela, Angola, Indonesia and Brazil, at the very competitive cost of 1.5 $/bbl. Our asset base is largely made up of conventional projects, geographically diversified, with balanced exposure to the world’s most prolific oil-producing cost. Eni’s resource base of 31 billion boe will ensure 47 years of production at current rates.

Estimated net proved reserves at December 31, 2010, were 6.84 bboe (up 2.5% from 2009 on comparable basis) based on a 12-month average Brent price of $79 per barrel. Additions to proved reserves booked in 2010 derived from: (i) revisions of previous estimates reported in Libya, Nigeria, Egypt, Iraq and Italy; (ii) extensions, discoveries and other factors, with major increases booked in Venezuela, the United Kingdom and Algeria; (ii) improved recovery, mainly reported in Venezuela. In 2010, we also achieved a strong reserve replacement ratio of 125% through fast sanctioning and time to market of new projects. Excluding price effects, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

Ensure medium to long-term Business Sustainability by focusing on Reserve Replacement

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of the business. Eni will pursue this goal by focusing on well-established areas of presence targeting to extend the plateau of producing fields. Those areas include Egypt, Pakistan, Nigeria, Congo and the Gulf of Mexico where availability of production facilities will enable the Company to readily put in production discovered reserves. Other projects will be executed offshore West Africa, Venezuela and in deepwater plays in the Gulf of Mexico where

Contents

Eni in 2010 Business review / Exploration & Production

Estimated net proved hydrocarbons reserves (a)	(mmboe)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

Year ended December 31, 2008 (b)	681	525	1,922	1,146	1,336	265	235	132	6,242	358	6,600

Developed	465	417	1,229	827	647	168	133	62	3,948	68	4,016
Undeveloped	216	108	693	319	689	97	102	70	2,294	290	2,584
Year ended December 31, 2009	703	590	1,922	1,141	1,221	236	263	133	6,209	362	6,571

Developed	490	432	1,266	799	614	139	168	122	4,030	74	4,104
Undeveloped	213	158	656	342	607	97	95	11	2,179	288	2,467
Year ended December 31, 2010	724	601	2,096	1,133	1,126	295	230	127	6,332	511	6,843

Developed	554	405	1,215	812	543	139	141	117	3,926	96	4,022
Undeveloped	170	196	881	321	583	156	89	10	2,406	415	2,821

i

Estimated net proved liquids reserves	(mmbbl)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

Year ended December 31, 2008 (b)	186	277	823	783	911	106	131	26	3,243	92	3,335

Developed	111	222	613	576	298	92	74	23	2,009	27	2,036
Undeveloped	75	55	210	207	613	14	57	3	1,234	65	1,299
Year ended December 31, 2009	233	351	895	770	849	94	153	32	3,377	86	3,463

Developed	141	218	659	544	291	45	80	23	2,001	34	2,035
Undeveloped	92	133	236	226	558	49	73	9	1,376	52	1,428
Year ended December 31, 2010	248	349	978	750	788	139	134	29	3,415	208	3,623

Developed	183	207	656	533	251	39	62	20	1,951	52	2,003
Undeveloped	65	142	322	217	537	100	72	9	1,464	156	1,620

i

Estimated net proved natural gas reserves	(bcf)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

Year ended December 31, 2008 (b)	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214	1,534	18,748

Developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138	230	11,368
Undeveloped	813	299	2,774	641	432	472	260	385	6,076	1,304	7,380
Year ended December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262	1,588	17,850

Developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650	234	11,884
Undeveloped	703	149	2,408	664	280	275	123	10	4,612	1,354	5,966
Year ended December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198	1,684	17,882

Developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965	246	11,211
Undeveloped	583	298	3,107	577	253	311	99	5	5,233	1,438	6,671

i	i	i
(a)	i	In 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent.
(b)	i	Includes a 29.4% stake of the reserves of the three equity-accounted Russian companies participated by the joint-venture 000 SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009, completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.

Contents

Eni in 2010 Business review / Exploration & Production

Exploration	In the next four years, management plans to invest euro 3.6 billion in exploration projects focused on:
  monetizing our assets in legacy areas where we plan to invest approximately 60% of our planned investments in exploration, mainly in the United States, North Africa, West Africa, Australia, Norway, Italy and Indonesia. In those areas we intend to readily put in production discovered resources leveraging on our existing facilities and competencies;
  capturing opportunities in high risk/high reward plays in frontier exploration basins, notably our recently acquired leases in Mozambique and the Gulf of Guinea, as well as in our leases in portfolio in West Australia, East Timor and the Barents Sea.

Finally we intend to optimize our assets portfolio and divest non-strategic or marginal assets.

Exploration activities play a major role in our sustainable growth strategy by fuelling new production and securing access to new opportunities. In 2010, Eni exploration expenditures amounted to euro 1,012 million to execute a selected campaign with the completion of 47 new exploratory wells (23.8 of which represented Eni’s share) and an overall commercial success rate of 41% (39% net to Eni). In 2010, we made significant achievements. We had an excellent appraisal campaign at the large Perla gas discovery in the Cardon IV block (Eni’s interest 50%) in the Gulf of Venezuela, increasing gas in place to over 14,000 bcf. In Angola we sanctioned the West Hub project to readily put in production the oil discoveries made in offshore Block 15/06 (Eni operator with a 35% interest). Start-up is expected in 2013 with production peaking at 22 kbbl/d. We continued the exploration campaign with 5 successful wells in the eastern part of Block 15/06.

Develop new projects to fuel future growth
i	i	i
Eni has a strong pipeline of development projects that will fuel the medium and long-term growth of its oil and gas production. In 2010, we have reached several key milestones that add certainty and visibility to our growth profile. In Iraq, the Zubair project has achieved rapid progress. In Venezuela, we have laid the foundations for over 170 kboe/d of long-life production with the Junin 5 and Perla projects. In the next four years, we expect to start 15 new major fields and other projects that will add 630 kbbl/d of new production by 2014.
We expect that costs to develop and operate fields will increase in the next years due to sector-specific inflation, and growing complexity of new projects. We plan to counteract those cost increases by leveraging on cost efficiencies associated with: (i) increasing the scale of our operations as we concentrate our resources on fields of greater dimensions than in the past where we plan to achieve economies of scale; (ii) expanding the scope of operated production. We believe that this is a key driver of profitability as operatorship will enable us to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; and (iii) applying our technologies which we believe can reduce drilling and completion costs.
A description of our main development projects is provided below.

■ Oil & gas major projects

Block 405b - Algeria (Eni 75% Op.)
Development activities have been progressing at the MLE and CAFC projects,

which were sanctioned in 2009 and April 2010, respectively. The MLE project provides for the construction of a natural gas treatment plant with a capacity of 350 mmcf/d and four export pipelines with linkage to the national grid system. Those facilities will also handle gas from the CAFC field. The CAFC project provides for the construction of an oil treatment plant and production of associated gas. Project start-up is expected in 2011 and 2012, respectively, with a production plateau of approximately 33 kboe/d net to Eni by 2014.

Goliat, Prospecting License 229 - Norway (Eni 65% Op.)
Goliat represents the first oil development in the Barents Sea. We have already obtained governmental approval. The project is progressing according to schedule. Development provides for the use of a cylindrical FPSO unit linked to an underwater production system. Gas produced will be injected in the field. Start-up is expected in 2013 with production expected to peak at 100 kbbl/d the following year.

Kizomba Satellites, Phase 1, Block 15 - Angola (Eni 20%)
The Kizomba Satellites development targets the Clochas and Mavacola oil discoveries. The project provides for the drilling of 18 producing wells to be linked to an FPSO vessels already deployed in this area. Associated gas will be initially re-injected in the reservoirs in the Kizomba area, and later delivered to the A-LNG liquefaction plant. Start-up is expected before mid 2012 and production to peak at 100 kbbl/d (21 kbbl/d net to Eni) in 2013.

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Eni in 2010 Business review / Exploration & Production

El Merk, Block 208 - Algeria (Eni 12.25%)
The sanctioned project is designed to jointly develop this block and adjoining blocks operated by other companies. The scope of work provides for the construction of a NGL treatment plant with a capacity of 600 mmcf/d and 2 oil trains with a capacity of 65 kbbl/d for the production of 11 kboe/d net to Eni. Start-up is expected in 2012.

Kashagan, Phase 1 - Kazakhstan (Eni 16.81% Op.)
Development activities are progressing at the giant Kashagan oil field located off the Kazakh section of the Caspian Sea, where Eni is operator of Phase 1 of the project (the so-called "Experimental Program"). The Phase 1 of the project targets an initial production capacity of 150 kbbl/d. In the 12-15 months following the start-up, the treatment plant and the compression facilities for gas re-injection will be started-up enabling an increase of the production capacity to 370 kbbl/d by 2014. A further increase of production capacity to 450 kbbl/d is expected as additional compression capacity for gas re-injection becomes available with the start-up of Phase 2 offshore facilities. Early engineering studies of Phase 2 are underway aiming at optimizing the development scheme.
The partners of the venture are currently discussing an update of the expenditures and time schedule to complete Phase 1 which were included in the development plan approved in 2008 by the relevant Kazakh Authorities. The consortium continues to target the achievement of first commercial oil production by end of 2012. However, the timely delivery of Phase 1 depends on a number of factors which are presently under review.

Samburgskoje - Russia (Eni 29.4% Op.)
The development design includes the construction of an onshore treatment plant with a capacity of approximately 650 bcf/d and linkage of a number of producing wells to existing facilities of the Urengoy plant. Start-up is expected in 2012 targeting a production plateau of 150 kboe/d.

Angola LNG (Eni 13.6%)
Eni holds a 13.6% interest in the Angola LNG Ltd (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It has been designed with a processing capacity of approximately 1.1 bcf/d of natural gas and production of 5.2 mmtonnes/y of LNG, condensates and LPG. The project has been sanctioned by relevant Angolan Authorities. It envisages the development of 10,594 bcf of gas in 30 years. Start-up is expected in the first quarter of 2012. LNG was originally expected to be delivered to the US market at the re-gasification plant in Pascagoula, currently under construction (Eni’s capacity amounting to approximately 205 bcf/y) in Mississippi.

Junin 5 - Venezuela (Eni 40%)
We established a joint-venture with the Venezuelan National Oil Company PDVSA for the development of the giant Junin 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. First oil is expected in 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d by 2018.

Perla - Venezuela (Eni 50%)
The partners are planning fast track of Perla through an early production phase at 300 mmcf/d, targeting production start-up by 2013. The early production phase includes the utilization of the already successfully drilled wells and the installation of four light offshore platforms linked, through a gas pipeline, to a Central Processing Facility (CPF) located onshore. The development of Perla is currently planned to continue with the full field phase, which includes additional producing wells and the CPF upgrade, to reach a production plateau of 1,200 mmcf/d.

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2008	2009	2010
Net sales from operations (a)	(euro million)	37,062	30,447	29,576
Operating profit		4,030	3,687	2,896
Adjusted operating profit		3,564	3,901	3,119
Market		1,309	1,721	733
Regulated businesses in Italy		1,732	1,796	2,043
International transport		523	384	343
Adjusted net profit		2,648	2,916	2,558
EBITDA pro-forma adjusted		4,310	4,403	3,853
Marketing		2,271	2,392	1,670
Regulated businesses in Italy		1,284	1,345	1,486
International transport		755	666	697

Capital expenditures		2,058	1,686	1,685
Adjusted capital employed, net at year end		22,273	25,024	27,270
Adjusted ROACE	(%)	12.2	12.3	9.8

Worldwide gas sales (b)	(bcm)	104.23	103.72	97.06
LNG sales (c)		12.0	12.9	15.0
Customers in Italy	(million)	6.63	6.88	6.88
Gas volumes transported in Italy	(bcm)	85.64	76.90	83.32
Electricity sold	(TWh)	29.93	33.96	39.54

i	i	i
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes Eni’s share of equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico (5.65 in 2010).
(c)	i	Includes LNG sales of the G&P Division (also included in worldwide gas sales) and the E&P Division.
i	i	i
2010 Highlights

Divestment of international pipelines
Procedures for divesting Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines are progressing. The divestment has been agreed upon with the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions.
New pricing and risk management model
In 2010, Eni implemented a new pricing and risk management strategy to manage economic margins and to optimize the value of the Company’s assets with a view of coping with a changed trading environment in the European gas market.
Divestment of a 25% share capital interest in GreenStream BV
On April 27, 2010, Eni divested a 25% stake in the share capital of GreenStream BV to NOC (Libyan National Oil Corporation). GreenStream owns the gas pipeline for importing to Italy natural gas produced in Libya. Following the divestment and implementation of renewed shareholders arrangements, Eni lost control of the company. In 2010, GreenStream transported approximately 9 bcm of natural gas.
Status of Libyan situation
From February 22, 2011, supplies through the GreenStream pipeline have been suspended as a result of ongoing political instability and conflict in	the Country. Eni continues to meet its contractual supply obligations to customers with other gas sources from its portfolio.

2010 Performance
In 2010, adjusted net profit was euro 2,558 million, down 12.3% from 2009 due to sharply lower results delivered by the Marketing business due to shrinking marketing margins and volume losses in Italy. These lower results were partly offset by a robust operating performance delivered by the Regulated businesses in Italy.
In 2010, sales of natural gas were 97.06 bcm, down 6.66 bcm or 6.4% from 2009 reflecting ongoing oversupply and stronger competition in the Italian market. In spite of a challenging environment, sales in key European markets rose by 2.5% due to effective marketing actions.
Return On Average Capital Employed (ROACE) on an adjusted basis was 9.8% (12.3% in 2009).
Capital expenditures totaled euro 1,685 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of storage capacity and the ongoing plan for improving power generation efficiency standards.
Electricity volumes sold were 39.54 TWh, increasing by 5.58 TWh, or 16.4%, from 2009.
Natural gas volumes transported on the Italian network were 83.32 bcm, up 8.3% from 2009.

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Eni in 2010 Business review / Gas & Power

Strategies

Eni’s Gas & Power segment engages in all phases of the natural gas value chain: supply, trading and marketing of gas and electricity, gas infrastructures, and LNG supply and marketing. This segment also includes the activity of power generation that is ancillary to the marketing of electricity.
Eni’s leading position in the pan European gas market is ensured by a set of competitive advantages, including our multi-Country approach, long-term gas availability, access to infrastructures, market knowledge and a strong customer base. Furthermore, integration with our upstream operations provides valuable growth options whereby the Company targets to monetize its large gas reserves.
In spite of a challenging outlook in the European gas sector, we intend to improve the profitability of our gas operations targeting to recover to 2009 levels by end of the plan period. We see current imbalances in the gas market to be temporary, as secular growth trends are in place, world economy strengthens to absorb ongoing demand oversupplies of LNG and European production continues to decline. These trends will drive a recovery in gas spot prices.	In the meantime, we will pursue renegotiation of our long-term oil-linked purchase contracts to restore the competitiveness of the Company’s cost position. We will leverage on our more competitive positions and market trends to recover volumes and market share in Italy and continue growing internationally.
Our strategic guidelines are:

■ To strengthen leadership on the European natural gas market
■ To recover market share and profitability in Italy
■ To improve efficiency

In the next four-year period, we plan to invest euro 7.5 billion in the business. Planned expenditures will be largely focused on regulated businesses with guaranteed returns, aiming at improving the system’s flexibility and also at expanding gas storage capacity in Italy. In the Marketing business, we will invest about euro 1 billion, mainly in the power generation sector to increase flexibility and maximize margins.

i

Gas market trends

In 2010, gas demand in Italy and Europe rebounded from the depressed levels registered in the previous year, growing by 6% and 4%, respectively. Consumption volumes however remained below the pre-crisis levels seen in 2007. Looking forward, management estimates that long-term gas demand growth will achieve an average rate of 1.7% and 1.1% in Italy and Europe, respectively, until 2020. These projections imply a consumption level of approximately 590 bcm for Europe as a whole by 2020; while in Italy a consumption level of approximately 97 bcm is projected to 2020.

In 2010, our profitability in the gas marketing business was deeply impacted by rising competitive pressures and oversupply conditions in the European market. Sales volumes in Italy were significantly lower form 2009 as competition eroded our market share in the power generation and industrial segments and wholesalers. Lower sales also forced the Company to off-take lower volumes under its take-or-pay long-term purchase contracts, bearing the financing costs for cash advances to its suppliers. In Europe, unit margins on gas sales fell sharply as spot prices at continental hubs plunged due to the build up of supplies of both LNG from global sources and recent capacity upgrading at several pipelines, including those from Russia and Algeria. Spreads between spot prices and our oil-linked costs of supplies fell in negative territory. However, only half of the EBITDA earned by the Eni’s Gas & Power segment was affected by those trends as the remaining part is generated by our regulated business in Italy with steady profitability.
We see these exceptionally unfavorable trading conditions in gas marketing to be temporary as underlying market trends point to a rebalancing between demand and supply by 2014. Demand will continue growing steadily underpinned by rising consumption in power generation. In fact, gas remains the cleanest fossil fuel and the best way we currently have of combining economic development and meeting the strict CO2 reduction targets endorsed by the European Union. On the supply side, we see continuing depletion of European gas reserves and limited LNG capacity additions to the Atlantic basin over the plan horizon. Furthermore, a strengthening global economy will require more and more energy and trigger worldwide competition for energy sources. Those trends will support a recovery in gas spot prices to 2014. In the meantime, our renegotiated supply costs of our long-term oil-linked contracts will help the Company close the gap with spot prices and restore profitability. In addition, we will leverage on our more competitive cost position and long-term growth trends in demand to make up those volumes of gas which were pre-paid upon triggering the take-or-pay clause during the market downturn.

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Eni in 2010 Business review / Gas & Power

Gas sales: 2010 and outlook	We are the leader in the Italian retail market leveraging on our strong commercial franchise. We count some 6.88 million customers, consisting of households, professionals and companies. We are constantly monitoring the degree of customer satisfaction and seeking continuous improvement in the quality of services. Our integrated offer of gas and electricity has been a success, helping us strengthen our customer base. We are able to reach our clients through a network of agencies and our chain of "eni energy stores" which provide our valuable clients with a broad range of services, including basic supply, installation and maintenance of heating and air conditioning equipment, advice on energy efficiency. An excellent service offer also involves telephone customer service which provides information and advice on the gas and electricity supply as well as on administrative, regulatory and tax aspects, coupled with an online service.
We have created a commercial and technical structure dedicated to small and medium-sized companies, public organizations, and large-sized condominiums which, in addition to the provision of gas and electricity, proposes turn-key solutions for the management, design and energy requalification of centralized air conditioning systems.
In accordance with Eni policy of sustainable energy, we also promote the use of natural gas for motor vehicles, providing incentives for the diffusion of natural gas as a fuel, distributed in more than 750 filling stations throughout Italy.

■ European markets
Over the next four years, we target to increase European gas sales by 8 bcm to attain an overall sales volume of 56 bcm versus 48 bcm in 2010. We intend to achieve that target by leveraging on the competitiveness of the Company’s cost position and new customized commercial offers, a multi-Country approach and an integrated pan-European commercial platform. Most of the expected growth will be achieved in:

In 2010, Eni’s worldwide gas sales amounted to 97.06 bcm, a decline of 6.4% from 2009 driven by sharply lower volumes supplied to the Italian market (down 5.75 bcm, or 14.4%) against the backdrop of stronger competitive pressures and oversupply. Sales to importers of natural gas in Italy were also hit by trends in the Italian market (down 2.04 bcm, or 19.5%). These declines were partly offset by higher volumes sold in a number of European markets driven by growth in France, Northern Europe (including the UK), Germany/Austria and the Iberian Peninsula.
We expect that our gas sales will recover in 2011, in spite of lower availability of Libyan gas. We plan to fight off competition in the marketplace by strengthening our leadership in Europe, implementing actions intended to retain customers in the domestic market and renegotiating the Company’s long-term gas supply contracts.
In the next four years, we intend to grow sales in our key markets in Europe and in our domestic Italian market at an average annual rate of 5%.

Marketing strategy: planned actions

■ Italy
Over the next four years, we plan to increase sales and regain market share in Italy by leveraging the competitivity of the Company’s cost position, and the quality of its offer, including the offer of pricing formulas and services that are designed to best suit customers’ needs. We intend to deploy tailored solutions and customized contracts to retain clients in the business segment, and expand our customer base in the retail segment by means of new marketing initiatives, the bundling of a range of valuable services related to our commercial offer and a wider geographic presence through an integrated network of agencies and stores. Based on those actions, we are targeting to expand sales by 12 bcm by 2014 and to recover market share from the low of 39% in 2010 to 48% at the end of the 2011-2014 plan period.
We intend to dedicate a special focus on our residential customers.

Gas sales by market	2008	2009	2010
ITALY	52.87	40.04	34.29

Wholesalers	7.52	5.92	4.84
Gas release	3.28	1.30	0.68
Italian gas exchange and spot markets	1.89	2.37	4.65
Industries	9.59	7.58	6.41
Medium-sized enterprises and services	1.05	1.08	1.09
Power generation	17.69	9.68	4.04
Residential	6.22	6.30	6.39
Own consumption	5.63	5.81	6.19

INTERNATIONAL SALES	51.36	63.68	62.77

Rest of Europe	43.03	55.45	54.52

Importers in Italy	11.25	10.48	8.44
European markets	31.78	44.97	46.08
Iberian Peninsula	7.44	6.81	7.11
Germany-Austria	5.29	5.36	5.67
Turkey	4.93	14.86	14.06
Belgium	4.57	2.58	2.36
UK/Northern Europe	3.21	4.31	5.22
Hungary	2.82	4.79	3.95
France	2.66	4.91	6,09
Other	0.86	1.35	1.62

Extra European markets	2.33	2.06	2.60

E&P in Europe and in the Gulf of Mexico	6.00	6.17	5.65

WORLDWIDE GAS SALES	104.23	103.72	97.06

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Eni in 2010 Business review / Gas & Power

■ Benelux countries (Belgium, the Netherlands and Luxembourg), where we will seek to strengthen our leading position granted by the integration with Distrigas’ operations.
■ France, where we plan to grow aggressively leveraging on: (i) the expected synergies from integrating our recently acquired subsidiary Altergaz, which can count on an established position in the valuable retail and middle markets; (ii) the partnership with our affiliate Gaz de Bordeaux which is engaged in selling natural gas in the Municipality of Bordeaux; and (iii) our direct commercial presence which benefited from integrating Distrigas commercial operations in France.
■ Germany/Austria, where Eni is present through its associate GVS Gasversorgung Süddeutschland GmbH - Eni 50%), and a direct marketing structure. We plan to drive growth in direct sales leveraging on the quality of our commercial offer.
■ Turkey, where Eni supplies gas in joint venture with Gazprom to the local company Botas through the Blue Stream pipeline. Gas is carried from Russia across the Black Sea.
■ Iberian Peninsula, where we intend to consolidate our market presence through direct sales and our partnership with Unión Fenosa Gas in Spain and Galp in Portugal.
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Distrigas portfolio of supplies) with a residual life of approximately 19 years and a pricing mechanism indexed to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). In 2010, volumes purchased by consolidated companies amounted to 82.49 bcm.

LNG

Eni is present in all phases of the LNG business: liquefaction, shipping, re-gasification and sale through operated activities or interests in joint ventures and associates. Eni’s presence in the business is tied to the Company’s plans to develop its large gas reserve base in Africa and elsewhere in the world. The LNG business has been deeply impacted by the economic downturn and structural modifications in the US market where large availability of gas from unconventional sources has reduced the Country’s dependence on gas imports via LNG.
At present, we participate through our affiliates in a number of facilities located in Spain (regasification) and Egypt (liquefaction). The Company has also access to LNG supplies in Algeria and Qatar. Our main projects in the LNG business regard the US market at the Cameron and Pascagoula projects.
Supply	■ The Cameron re-gasification plant commenced operations in the third quarter of 2009 in Louisiana. In consideration of a changed gas demand outlook, on March 1, 2010, Eni renegotiated certain terms of the contract with the US company Cameron LNG, owner of the facility, to farm out a share of the re-gasification capacity of the terminal. The new agreement provides that Eni is entitled to a daily send-out of 572,000 mmbtu (approximately 5.7 bcm/y) and a dedicated storage capacity of 160 kcm, giving Eni more flexibility in managing seasonal swings in gas demand. Furthermore, on March 3, 2011 Eni USA Gas Marketing Llc obtained from the American Department of Energy the authorization to export the LNG previously imported in the USA. This authorization will enhance operational flexibility, and will enable the Company to exploit price differentials between American and European gas markets. Start-up of the Brass project (West Africa) to develop and liquefy gas reserves to fuel the Cameron plant is expected in 2016.
■ Pascagoula This project is part of an upstream development project related to the construction of an LNG plant in Angola designed to produce

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Eni in 2010 Business review / Gas & Power

5.2 mmtonnes of LNG (approximately 7.3 bcm/y) destined to the North American market in order to monetize part of the Company’s gas reserves. As part of the downstream leg of the project, Eni signed a 20-year contract with Gulf LNG to buy 5.8 bcm/y of the re-gasification capacity of the plant under construction near Pascagoula in Mississippi. The start-up of the re-gasification facility is scheduled by the end of 2012 which is in line with the expected start-up of the upstream project in Angola.

extensive local distribution network and gas underground storage deposits and related facilities.
Management plans to invest approximately euro 6.4 billion in the next four years in the regulated businesses mainly directed at upgrading and developing the transport and distribution networks and upgrading storage capacity, also improving security, flexibility and service quality of the gas infrastructures. Returns in the Italian regulated businesses will benefit from higher regulatory returns on new capital projects and continuing efficiency gains.

Transport Activity
Snam Rete Gas owns and manages nearly all transport infrastructures in Italy, with over 31,600 kilometers of high and medium pressure trunk-lines:
(i) a national transport network extending over 8,894 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. The national network includes also some interregional lines reaching important markets; and
(ii) a regional transport network extending over 22,786 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.
Eni’s system is completed by: (i) eleven compressor stations used to increase gas pressure in pipelines to the level required for its flow; and (ii) four marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo and Messina in Sicily and Favazzina and Palmi in Calabria.
In 2010, volumes of natural gas input in the national grid (83.32 bcm) increasing by 6.42 bcm from 2009 due to higher gas deliveries due to a demand recovery.

Distribution
Snam Rete Gas through Italgas and other subsidiaries, is engaged in gas distribution which involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. In 2010, Italgas served 1,330 municipalities through a low pressure network consisting of approximately 50,300 kilometers of pipelines supplying 5.8 million customers and distributing 8.15 bcm in 2010.

Power generation

Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano where we have implemented a plan of capacity upgrading by installing new, efficient cycles for the combined production of steam and electricity. We currently have an installed power capacity equal to 5.3 gigawatts(1), and we plan a further capacity expansion, targeting an installed operational capacity of 5.7 GW by 2014. At full capacity, production is expected to amount to approximately 29.2 TWh, corresponding to approximately 7.9% of power expected to be generated in Italy at that date. This expansion will allow Eni to consolidate its market share and its position as the third largest power producer in Italy.
Supplies of natural gas are expected to amount to approximately 6 bcm/y from Eni’s diversified supply portfolio. The power generation plan is underway: (i) at the recently acquired Bolgiano plant (Eni 100%); (ii) at the Taranto plant (Eni 100%); and (iii) through the construction of a bio-mass power generation plant at the Eni’s Porto Torres industrial site, where an environmental-friend project is being implemented to re-qualify the areaWe also operate in photovoltaic technology with the production of panels and the construction and marketing of cutting-edge plants which help to protect the environment and save energy.

Regulated businesses in Italy

Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange, in which Eni holds a 52.54% interest, operates most of the Italian natural gas transport network, a re-gasification terminal located in Panigaglia, an

(1)	i	Capacity available after completion of dismantling of obsolete plants.

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Eni in 2010 Business review / Gas & Power

Storage
Snam Rete Gas, through Stogit, is the leading Italian operator and one of the major operators in Europe.
Storage operations are provided through depleted gas fields and proper infrastructures and facilities such as treatment and compression plants, connections to the national transport network. Access to the natural gas storage service allows suppliers to configure their supply in relation to the different gas consumption and demand trends which, in Italy, are affected in particular by the needs of the residential market and seasonal wings.
Stogit, with its eight storage fields distributed throughout Italy can provide the market with an integrated system that ensures the flexibility requested by suppliers, in line with available storage capacity.
In 2010, 8 bcm of gas were input to Company’s storage deposits (an increase of 0.19 bcm from 2009) while 7.59 bcm were supplied (down 1.12 bcm compared to 2009). In 2010, storage capacity amounted to 14.2 bcm, of which 5 were destined to strategic storage. The share of storage capacity used by third parties was 71% (70% in 2009).

pipeline transports Russian gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, entry point to the Italian natural gas transport system.
■ TTPC. The pipeline, 740-kilometer long, is made up of two lines each 370-kilometer long, with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline.
■ TMPC. The pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines each 155-kilometer long, with a transport capacity of 33.2 bcm/y. It crosses the underwater Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the entry point to the Italian natural gas transport system.
■ TENP. The pipeline is 1,000-kilometer long (two 500-kilometer long lines) and has transport capacity of 15.5 bcm/y and four compression stations. It transports natural gas through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border.
■ Transitgas. The pipeline is 291-kilometer long and has one compression station. It transports natural gas across Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Gries Pass at the Italian border. It has a transport capacity of 19.9 bcm/y. A 55-kilometer line from Oltingue/Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach, enables transport of the Norwegian gas.
■ GreenStream. The pipeline transports to Italy the Libyan gas produced at the Eni operated fields Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater in the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system. In 2009, the pipeline was upgraded by 3 bcm/y, which is expected to come fully on stream in the next future, bringing total capacity to 11 bcm/y.

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.

International transport

Eni operates a large and ramified European network of integrated infrastructure for transporting natural gas from the main producing areas (Russia, Algeria, Libya and the North Sea) which supply the continent to key consumption markets.
We own capacity entitlements in this extensive network of high pressure pipelines for a total length of approximately 4,400 kilometers enabling Eni to grant security and flexibility to its supplies and commercial plans. Our rights will be unaffected by our plans of divesting our interests in the pipeline owners and carriers operating the German TENP, the Austrian TAG and Swiss Transitgas assets in line with our commitments with the European Commission.

The main international pipelines participated or operated by Eni are:

■ TAG. TAG is the carrier company which manages a 1,140-kilometer long pipeline, made up of three lines, each about 380-kilometer long, with a transport capacity of 37.4 bcm/y and five compression stations. This

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2008	2009	2010
Net sales from operations (a)	(euro million)	45,017	31,769	43,190
Operating profit		(988)	(102)	149
Adjusted operating profit		580	(357)	(171)
Adjusted net profit		521	(197)	(49)

Capital expenditures		965	635	711
Adjusted capital employed, net at year end		8,260	7,560	7,859
Adjusted ROACE	(%)	6.5	(2.6)	(0.6)

Refinery throughputs on own account	(mmtonnes)	35.84	34.55	34.80
Conversion index	(%)	58	60	61
Balanced capacity of refineries	(kbbl/d)	737	747	757
Retail sales of petroleum products in Europe	(mmtonnes)	12.03	12.02	11.73
Service stations in Europe at year end	(units)	5,956	5,986	6,167
Average throughput per service station in Europe	(kliters)	2,502	2,477	2,353

i	i	ii
(a)	i	Before elimination of intragroup sales.
i	i	i
2010 Highlights

Portfolio developments and main projects
In 2010, the acquisition of downstream activities in Austria was finalized. It included a retail network, wholesale activities, as well as commercial assets in the aviation business and related logistic and storage activities.

The re-branding of Eni’s service stations and the upgrading of Eni’s retail network are ongoing. In 2010, 463 service stations in Italy were re-branded to the "eni" brand, corresponding to approximately 10% of the retail network, with priority awarded to high throughput service stations with non-oil activities.

Financial and operating results
In 2010, the Refining & Marketing Division reported a substantial recovery from 2009 with a 75% reduction in adjusted net loss. This reflected a less unfavorable trading environment for refining and ongoing efficiency improvements and optimizations.
Capital expenditures totaled euro 711 million and mainly related to projects designed to improve the conversion rate and flexibility of refineries, and upgrade the retail network in Italy and in the rest of Europe.

In the medium term, notwithstanding persisting negative trends in the trading environment, management plans to recover profitability and to generate positive free cash flows from 2011. Eni intends to focus on efficiency improvements, optimization of refinery processes, selection of capital projects, and, in marketing, increase retail sales and market share in Italy.

Strategies

We refine and market fuels and other oil products primarily in Italy and Central-Eastern European countries. We are the largest refiner in Italy and the leading operator in the retail marketing of fuels with a market share of 30.4%. Our refining and marketing operations are fully integrated also through the support of a valuable set of logistic assets so as to maximize cost efficiencies. Supply of crude feedstock to our refineries and trading of product deficits/surpluses are ensured by our affiliate Eni Trading & Shipping.

Our Refining & Marketing business delivered poor results in the last couple of years driven by a weak trading environment. High purchase costs for crude feedstock have been transferred only partially to final product prices pressured by sluggish demand and excess capacity; whilst complex processes have been suffering from shrinking spreads between sour and sweet crudes. The outlook for the next four years remains challenging as we expect that refining margins will stage only a modest recovery from currently depressed levels. Against this backdrop, we intend to improve our profitability and cash generation targeting euro 200 million of operating result by 2014 assuming the 2010 scenario. The levers to achieve this target are selective capital expenditures and continuing efficiency improvements and actions to expand margins in our refining operations. In marketing we intend to improve profitability mainly through network upgrading, continuing growth outside Italy and expansion of our non-oil activities.

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Eni in 2010 Business review / Refining & Marketing

Our strategic guidelines are:

■ Optimize plant configuration in order to best adapt to a volatile scenario
■ Revise our presence outside Italy, by focusing on core areas and possibly divesting marginal ones
■ Tightly select capital projects

In the next four-year period, we plan to invest about euro 2.9 billion, in line with the previous plan, carefully selecting capital projects. Management plans to invest approximately 70% of that amount to upgrade Eni’s best refineries mainly by completing and starting-up the EST (Eni Slurry Technology) project at the Sannazzaro plant which will upgrade the conversion capacity of the refinery. In marketing, we intend to invest in retail network upgrading and rebranding and to develop non-oil activities.

been suffering from poor fundamentals in recent years. Stagnant demand, and excess capacity have weighted on final prices of fuels. Those trends, coupled with rising costs for crude oil feedstock and oil-indexed prices of utilities have substantially squeezed refining margins which plunged to unprofitable levels in both 2009 and 2010.
Looking forward, we expect refining margins to recover modestly across the plan period remaining exposed to volatile oil prices and rising utility costs. Main trends expected in the medium term are:
  sluggish demand recovery;
  excess refining capacity and supply/demand imbalances in product mix. Particularly, gasoline supplies are expected to exceed demand needs, while gasoil is seen in short supply;
  EU policies intended to reduce GHG emissions and promoting renewable energy sources. In particular, Directive No. 2009/28/EC on renewable energy sources and bio-fuels introduced a mandatory target on the use of renewables in automotive transport whereby at least 10% of total fuels consumed by 2020 must consist of renewables, with related effects also on additives to be used in fuels and;
  rising consumer sensitivity to fuel efficiency.

Against this backdrop, we intend to improve profitability in our refining operations by means of cost efficiency, through streamlining logistics, fixed cost reductions and energy saving, leveraging on our operational excellence and technologies. We will also seek to expand margins through: i) greater supply flexibility in order to take advantage from processing challenged crudes that quote on a discount vs. market benchmarks; ii) integration of our refining system. We are implementing this by processing the heavy residue from the Taranto refinery at the Gela refinery so as to cut our production of low value fuel oil and our supply costs; iii) shifting our product mix to more valuable products.
We intend to pursue strict capital discipline by implementing high return, low risk projects. Our expenditures will be mainly focused on completing a new conversion unit which will exploit our proprietary EST technology at the Sannazzaro refinery. The new facility will target a reduction to zero of the heavy residue of the conversion process benefiting yields of valuable middle distillates. In a particularly weak trading environment, such a technology will effectively support our margins.

Refining
Industry trends The refining industry in the Mediterranean area and in Central Europe has

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Eni in 2010 Business review / Refining & Marketing

■ Our assets
ITALY
Eni’s refining system in Italy is composed of five 100% owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset configuration, the geographic positioning with respect to end markets and the integration with Eni’s other activities.

SANNAZZARO. The refinery has balanced refining capacity of 180 kbbl/d and a conversion index of 61.2%. Management believes that this unit is among the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high degree of flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HdCK), which increase middle distillate yields and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. Eni is developing a conversion plant employing the Eni Slurry Technology with a 23 kbbl/d capacity for processing heavy crude with high sulfur content producing high quality middle distillates, in particular gasoil, and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in late 2012.

TARANTO. The refinery has balanced refining capacity of 120 kbbl/d and a conversion index of 72%. This refinery can process a wide range of crudes and other feedstock. It principally produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulfur content residues into valuable products and high-quality feedstock for the catalytic cracking unit. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2010 a total of 1.8 mmtonnes of this oil were processed). A new hydro-cracking unit integrated with the RHU facility started production in 2010 with a capacity of 17 kbbl/d.

GELA. The refinery has balanced refining capacity of 100 kbbl/d and a conversion index of 142.4%. This refinery is located on the Southern coast of Sicily and is highly integrated with upstream operations as it processes heavy crude produced from Eni’s nearby offshore and onshore fields in Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and petrochemical feedstock. Its high conversion level is ensured by an FCC unit with a go-finer for the upgrading of feedstocks and two coking plants for the conversion of heavy residues into valuable products. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards. An upgrade of the Gela power plant is ongoing, aimed at increasing profitability by exploiting the synergies deriving from the integration of refining and power generation.

OUTSIDE ITALY
In Germany, Eni holds an 8.33% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes the Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 60 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.

In the Czech Republic, Eni holds a 32.4% interest in the Ceska Rafinerska pole, which includes two refineries, Kralupy and Litvinov. Eni’s share of refining capacity amounts approximately to 53 kbbl/d.

■ Operational efficiency and environmental performance
Eni intends to continue pursuing high levels of operational efficiency and environmental performance at its refineries. We believe that we apply state-of-the-art technologies and process solutions in the marketplace in order to continuously improve our energy consumptions.
In 2010 we continued to implement our energy saving plan, achieving a reduction of 180 ktonnes/y of CO2. Energy saving operations have been implemented in the five circuit refineries and in the Robassomero plant (132 ktoe saved per year as of 2014).
Eni’s refineries in Italy have production systems fully compliant with standards provided for by the ISO 14001 International Certification; the Taranto, Porto Marghera, Livorno and Sannazzaro refineries also comply with the stricter Environmental Management & Audit Scheme (EMAS) requirements recognized by the European Union.

Logistics

Eni is the leading operator in storage and transport of petroleum products in Italy with its integrated logistical infrastructure consisting of 20 directly managed storage sites and a network of petroleum product pipelines for the sale and storage of refined products, LPG and crude.
Eni’s logistic model is organized on a hub structure model including five main areas. These hubs monitor and centralize the handling of products flows aiming to drive forward more efficiency particularly in cost control of collection and delivery of orders.

Marketing

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive operated network of service stations, franchises and other distribution systems. In Italian marketing operations, we will continue our network restyling and upgrading program, improving the quality and range of our offer and developing non oil activities under the "eni" brand. Outside Italy, we intend to continue growing our share in the markets of interest to the Company while assessing a possible divestment of marginal activities. In addition, we will devote a strong focus to pursue high levels of operating efficiency.

■ Retail - Italy
The re-branding of Eni’s service stations and the upgrading of the network progressed in 2010 with 463 service stations re-branded to the "eni" brand, corresponding to approximately 10% of the retail network.
We intend to strengthen our competitive positioning in Italy and to expand sales of fuels and non-oil products in a weak demand environment. To achieve these results, we will continue to upgrade the network by starting-up new outlets with high service standards, improve the quality and range of

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Eni in 2010 Business review / Refining & Marketing

fuels and services offered to the Company’s customers in order to boost customer retention, and develop non-oil activities under the "eni" brand.
In 2010, retail sales in Italy of 8.63 mmtonnes decreased by approximately 400 ktonnes, down 4.4% driven by lower demand and rising competitive pressures.

■ Retail - outside Italy
Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly in Eastern and Central Europe leveraging on the recent acquisition in Austria and synergies ensured by the proximity of these markets to Eni’s production and logistic facilities, brand awareness and economies of scale.

In 2010, retail sales of refined products marketed in the rest of Europe (3.10 mmtonnes) were up 3.7% from 2009. The increase was driven by volume additions in Austria, reflecting the purchase of service stations, and by enhanced performance in Eastern Europe (particularly in Slovakia and Romania), as well as in Germany and France.
At December 31, 2010, Eni’s retail network in the rest of Europe consisted of 1,625 units.
Non-oil activities in the rest of Europe are carried out under the CiaoAgip® brand name in 1,146 service stations, of which 395 are in Germany and 173 in France, with a 71% coverage of the network and a virtually complete coverage of owned stations.

■ Wholesale and other businesses
Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers). Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Customer care and product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
In 2010, sales volumes on wholesale markets in Italy (9.45 mmtonnes) were down by approximately 110 ktonnes from 2009, or 1.2%, mainly reflecting a decline in domestic consumption in particular of fuel oil by industrial customers. Eni’s wholesale market share for 2010 averaged 29.2%, up 1.6 percentage points from 2009 (27.6%).

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 592 ktonnes sold for heating and automotive use equal to a 17.6% market share. An additional 217 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.

Lubricants
Eni operates seven (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells approximately 1.7 mmtonnes/y of oxygenates mainly ethers (approximately 6.5% of world demand) and methanol (approximately 1.1% of world demand). About 81% of products are manufactured in Italy in Eni’s plants in Ravenna, in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 19% is bought and resold.
Eni also distributes bio-ETBE on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels. Bio-ETBE is a kind of MTBE that gained a relevant position in the formulation of gasoline in the European Union, due to the fact that it is produced from ethanol from agricultural crops and qualified as bio-component in the European directive on bio-fuels.
Starting from March 1, 2010, Italian regulation on bio-fuels content has been changed from 3% to 3.5%. With the use of Bio-ETBE and FAME Eni covered the compliance within 98%. From January 1, 2011, the content increases to 4%. Eni expects to cover compliance in the same manner as in 2010.

Contents

2008	2009	2010
Net sales from operations (a)	(euro million)	9,176	9,664	10,581
Operating profit		1,045	881	1,302
Adjusted operating profit		1,041	1,120	1,326
Adjusted net profit		784	892	994
Capital expenditures		2,027	1,630	1,552
Adjusted ROACE	(%)	16.8	15.4	14.0

Orders acquired	(euro million)	13,860	9,917	12,935
- Offshore construction		4,381	5,089	4,600
- Onshore construction		7,522	3,665	7,744
- Offshore drilling		760	585	326
- Onshore drilling		1,197	578	265

Order backlog		19,105	18,730	20,505
- Offshore construction		4,682	5,430	5,544
- Onshore construction		9,201	8,035	10,543
- Offshore drilling		3,759	3,778	3,354
- Onshore drilling		1,463	1,487	1,064

i	i	ii
(a)	i	Before elimination of intragroup sales.

2010 Highlights

Adjusted net profit was euro 994 million, up euro 102 million from a year ago, or 11.4%, driven by an higher turnover.

Return on average capital employed calculated on an adjusted basis was 14% in 2010 (15.4% in 2009).

Orders acquired amounted to euro 12,935 million, up euro 3,018 million from 2009 (up 30.4%), in particular in onshore activity.

Order backlog was euro 20,505 million at December 31, 2010 (euro 18,730 million at December 31, 2009) related in particular to projects in the Middle East (27%), North Africa (18%) and the Americas (16%).

Capital expenditures amounted to euro 1,552 million, slightly lower than in 2009 (down euro 78 million, or 4.8%). The main projects related to the upgrade of the construction and drilling fleet.

Strategies

Eni operates in engineering, construction and drilling both offshore and onshore for the oil&gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts a strong position in the relevant market leveraging on technological and operational skills mainly in frontier areas, harsh environments and complex projects, as well as on engineering and project management	capabilities and ownership or availability of necessary technologies as a result of a challenging internal (investments on offshore fleet) and external (acquisition of Bouygues Offshore and Snamprogetti) growth process.

In particular, Saipem plans to implement the following strategic guidelines:

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Eni in 2010 Business review / Engineering & Construction

■ To maximize efficiency in all business areas at the same time maintaining top execution and security standards, preserve competitive supply costs, optimize the utilization rate of the fleet, increase structure flexibility in order to mitigate the effects of negative business cycles as well as develop and promote a Company culture that will permit identification and management of risks and business opportunities;

■ To continue focusing on the more complex and difficult projects in the strategic segments of deepwater, FPSO, heavy crude and LNG (offshore and onshore, for gas monetization) upgrading;

■ To promote local content in terms of employment of local contractors and assets in strategic Countries where large projects are carried out supporting the development of delocalized logistic hubs and construction yards, when requested by clients, in order to achieve long-term consolidation of its market position in those Countries;

■ To leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution, adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition;

■ To complete the expansion and revamping program of its construction and drilling fleet in consideration of the future needs of the oil and gas industry, in order to confirm the Company’s leading position in the segment of complex projects with high profitability.

Business areas	fields, able to lay rigid and flexible pipes and provided with cranes capable of lifting over 2 ktonnes; and (v) the Semac semisubmersible vessel used for large diameter underwater pipelaying. The fleet also includes remotely operated vehicles (ROV), highly sophisticated and advanced underwater robots capable of performing complex interventions in deep waters.

In 2010, revenues of the offshore segment were euro 4,444 million, accounting for 42% of total revenues. Contribution from operations came in at euro 715 million, achieving a slight decrease from last year due to higher idle costs that were only partially compensated by higher profits on executed projects.

Among the main acquisitions of 2010 were:

■ The extension of Kashagan Trunklines contract on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program in Kazakhstan;

■ The extension of Kashagan Piles and Flares contract on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program in Kazakhstan;

■ An EPIC contract on behalf of Petrobras for the P55-SCR project, for risers and flowlines serving the semisubmersible platform P-55 to be installed in the Roncador field, offshore Brazil.

■ Onshore construction
In the onshore construction business, Saipem is one of the largest engineering and construction operators on turnkey contract base at worldwide level in the oil and gas segment, especially through the acquisition of Snamprogetti. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulfur dioxide and carbon dioxide, fractioning of gaseous

■ Offshore construction
Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically-advanced fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years. Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies ("NOCs"). Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the upgrading of its fleet, by building a pipelayer, a field development ship for deepwater, an FPSO and other supporting assets for offshore activity.

Saipem’s offshore construction fleet is made up of 33 vessels and a large number of robotized vehicles able to perform advanced subsea operations. Its major vessels are:
(i) the Saipem 7000 semisubmersible vessel with dynamic positioning and 14 ktonnes of lift capacity, capable to lay pipelines using the J-lay technique to the maximum depth of 3,000 meters;
(ii) the Field Development Ship for the development of underwater fields in dynamic positioning, provided with cranes lifting up to 600 tonnes and a system for J-lay pipelaying to a depth of 2,000 meters;
(iii) the Castoro 6 semisubmersible vessel, capable of laying pipes in waters up to 1,000 meters deep;
(iv) the Saipem 3000 multifunction vessel for the development of hydrocarbon

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Eni in 2010 Business review / Engineering & Construction

liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem preserves its own competitiveness through its technological excellence granted by its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium-term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle-East, Caspian Sea, Northern and Western Africa and Russia.

In 2010, revenues of the onshore construction segment amounted to euro 4,726 million, accounting for 45% of total revenues. Contribution from operations of euro 430 million increased by euro 117 million due to higher volumes in North and West Africa.

Among the major orders acquired in 2010 were:

■ The EPC contracts on behalf of Abu Dhabi Gas Development for the construction of a gas processing plant (with a treatment capacity of 1 bcf/d of gas), a sulfur recovery unit and the related transport facilities as part of the Shah Gas development program in the United Arab Emirates;

■ An EPC contract on behalf of Husky Oil for the construction of the Central Processing Facilities designed for a total of 60 kbbl/d of bitumen production for the first phase of the Sunrise Oil Sands project near Fort Murray, Alberta, Canada;

■ An EPC contract on behalf of Kharafi National for the construction of Early Production Facilities, which will have an oil and gas treatment capacity of 150 kbbl/d and a sulfur granulation plant, for the development of the Jurassic field located in Northern Kuwait.

■ Offshore drilling
Saipem is the only engineering and construction contractor that provides both offshore and onshore drilling services to oil companies. In the offshore drilling segment, Saipem mainly operates in West Africa, the North Sea, the

Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum depth of 10,000 meters. In order to better meet industry demands, Saipem is finalizing an upgrading program of its drilling fleet providing it with state-of-the-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments. In particular, in the following years, Saipem intends to complete the building of the Scarabeo 8 and 9, new generation semisubmersible platforms, that have been already rented to Eni through multi-year contracts. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients needs and purchase of support equipment).

Saipem’s offshore drilling fleet consists of 15 vessels fully-equipped for its primary operations and some drilling plants installed on board of fixed offshore platforms. Its major vessels are the Saipem 12000 and Saipem 10000, designed to explore and develop hydrocarbon reservoirs operating in excess of 3,600 and 3,000 meters water depth, respectively in full dynamic positioning. Other relevant vessels are Scarabeo 5 and 7, third and fourth generation semisubmersible rigs able to operate at depths of 1,900 and 1,500 meters of water, respectively.

In 2010, revenues of the onshore drilling segment were euro 750 million, accounting for 7% of total revenues. Contribution from operations increased by euro 66 million to euro 273 million from a year earlier mainly related to the full-scale activities of the jack-up Perro Negro 6 and the semi-submersible platforms Scarabeo 3 and Scarabeo 4, and to the drillship Saipem 12000 and the jack-up Perro Negro 8 starting operations.

The most significant orders awarded in 2010 in offshore drilling were:

■ A 15-month contract (plus additional options) for the use of the semisubmersible platform Scarabeo 3 in Congo and Nigeria on behalf of Addax Petroleum;

■ A 36-month contract for the lease of the jack-up Perro Negro 5 in Saudi Arabia on behalf Saudi Aramco;

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Eni in 2010 Business review / Engineering & Construction

■ An extension until June 2013 of the lease of the semisubmersible platform Scarabeo 4 in Egypt on behalf of IEOC.

■ Onshore drilling
Saipem operates in this area as a main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In this area, Saipem can leverage its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

In 2010, revenues of the onshore drilling segment were euro 661 million, accounting for 6% of total revenues. Contribution from operations came at euro 90 million, up euro 19 million from 2009 due mainly to the start of operations of new rigs in South America and Congo and also to the refurbishment of two plants in Kazakhstan owned by the Client.

The most significant orders awarded in 2010 in onshore drilling were:

■ A contract on behalf on ExxonMobil Kazakhstan Inc for the decommissioning and transport of two rigs owned by the client already operated by Saipem. Saipem will also carry out conversion activities on one of the two rigs;

■ A contract on behalf of Repexa in Peru for the lease of a rig with a contract duration of two years;

■ A contract on behalf of ConocoPhillips in Algeria for the lease of a rig with a contract duration of six months (plus an additional 18-month option).

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2008	2009	2010
Employees at period end (a)	(number)	78,094	77,718	79,941
of which:
- women		12,221	12,564	12,754
- outside Italy		41,971	42,633	45,967

Employee injury frequency rate	(number of injuries/million worked hours)	1.45	1.00	0.91
Contractor injury frequency rate		1.40	1.18	0.88

Oil spills	(barrels)	4,738	6,285	3,850
Oil spills due to sabotage and terrorism		2,286	15,289	18,721

GHG emissions	(million tonnes CO2 eq)	61.99	57.66	60.68
R&D expenditures	(euro million)	217	207	221

Total expenditures for the territory (b)		87	99	108

i	i	i
(a)	i	In 2010, the method for calculating the number of employees has been changed. Employees are allocated to Italy and abroad according to their permanent employment base. Prior year data have been restated accordingly.
(b)	i	Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation.

Operating sustainably means creating value for stakeholders and using resources in such a way as to avoid compromising the needs of future generations, respecting the individual, the environment and society as a whole. Eni is inspired by these principles and adopts the highest standards and international guidelines in the management of its activities in all the contexts in which it operates. Eni considers sustainability as a driver in the process of continuous improvement that guarantees results over time, while reinforcing its business performance and reputation.

Eni has been aware for a long time that it is necessary to enhance economic and financial results with the evidence of its commitment to sustainable development, to give a correct image of the results it has achieved, of its potential for innovation and competition supported by the ability to have a long-term outlook in business processes and relations with stakeholders. The results of the integration of sustainability in operation management are described in the Annual Report, which outlines the path Eni started in 2010 aimed at representing a unique vision of the business through the connection between sustainability performance with economic and financial results. In addition, two other documents have been issued, available on Eni’s website: "Sustainability Performance 2010", a detailed description of Eni’s results in sustainability, and a policy document that describes the main features of Eni’s commitment to sustainable development, the strategies and actions so to contribute to the sustainable development of the contexts in which the Company operates.

Eni’s commitment to sustainability is confirmed by its ranking in the major sustainability indexes. In 2010, Eni has been included in the Dow Jones Sustainability World index and in the Dow Jones Sustainability

Europe as well as in the FTSE4Good sustainability index in the half-yearly review in March 2011. Eni is among the sector leaders of the 2010 Carbon Disclosure Project (CDP) and has been included in the Carbon Performance Leadership Index (CPLI).

More detailed information on the social and environmental performance of Eni is found in Eni’s website in the section Sustainability.

Business ethics

When formulating its Corporate Governance system, integrity and transparency were the key principles on which Eni focused and the system is structured in accordance with applicable general and specific regulations, as well as with the By-laws, the Code of Ethics, and the recommendations outlined in the Corporate Governance Code issued by Borsa Italiana (the Italian stock exchange) in March 2006, as well as internal regulations and best practice throughout the sector.

■ The fight against corruption
Eni upholds the fight against corruption by expressly prohibiting, in its Code of Ethics, "practices of corruption, unlawful favors, collusive behaviors, direct or indirect solicitations for personal benefit and/or career gains for oneself or for others".
By adhering to the Global Compact, Eni is committed to respect the principles of the United Nation Convention against Corruption, of the OECD Convention on preventing the corruption of foreign public officials involved in international economic transactions and of the Business Principles for Countering Bribery issued by Transparency International.

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Eni in 2010 Commitment to sustainable development

Commitments	2010 Results	Objectives for 2011-2014
GOVERNANCE		
• Guarantee a Governance system in accordance with Sustainability principles and the best international practices; • Maintain and reinforce the commitment to fighting corruption.	• Implemented changes to Eni by-laws in order to promote shareholders participation in voting; • Continued the program for promoting gender diversity and diversity in corporate bodies of Eni subsidiaries; • Created new Anti-Corruption Ancillary Procedures.	• Promote adequate representation of gender diversity in corporate bodies of the Company; • Render the New Regulatory System fully operational; • Draft and implement new Ancillary Procedures; • Extend anti-corruption training.
PEOPLE		
• Guarantee safety of all Eni's employees and of local communities; • Guarantee and promote the health of employees of Eni, also through the spread of best practices; • Create an atmosphere of collaboration and participation in the Company's objectives also by improving organizational wellness; • Attract, manage and motivate the best national and international human resources, appreciating people in the Company and safeguarding diversity.	• Decreases in injury frequency rate for employees (-9%) and contractors (-25.4%); • Obtained OHSAS 18001 certification for E&P subsidiaries in Ghana and USA, EniMed and Ionica Gas in Italy, 22 subsidiaries in total, as well as San Donato Milanese HQ, Central Northern District and Southern District; • Completed OHSAS certification for all petrochemical sites; • Feedback interviews with 87% of executives and 80% of mid-level managers and newly graduated employees; • Stipulated the new Human Resources policy and initiated the revision of assessment, management and worldwide tools.	• Continue the decrease in injuries for contractors and the process safety/asset integrity project; • Complete the OHSAS 18001 certification plan in all certifiable production sites within 2014 and compliance with the ISO 15554 standard for emergency management (E&P), achievement of OHSAS certification for all refineries; • Continue and extend the Feedback Project; • Develop new welfare services in Italy and a feasibility study for foreign subsidiaries; • Review of assessment, management and development tools monitoring their distribution in Italy and abroad; • Extend development plans for local HR in foreign subsidiaries.
CLIMATE CHANGE AND ENERGY EFFICIENCY		
• Contribute to EU and international objectives and commitments and pursue a policy for decreasing global CO_2 emissions.	• Reduction of flared gas by 32% in 2010 with respect to 2007 due to the continuation of projects in Africa; • Continuation of energy savings in R&M (-33.6 kton/year of CO_2 in 2010, 67.4 during regular operations) and in Petrochemicals (-43.4 kton/year of CO_2 in 2010, 87.2 during regular operations); • Adherence to the CDP supply chain project for the reduction of indirect emissions.	• Reduce flared gas by 80% in 2014 with respect to 2007 and reduce the GHG emissions rate by 40% within 2014 (projects in Algeria, Congo, Libya, Nigeria, Tunisia, Kazakhstan); • Continue energy savings plan in R&M (-132 ktoe/year of CO_2 by 2014) and in Petrochemicals (-59 ktoe/year by 2014); • Extend Energy Efficiency Improvements and Advanced Power Generation to E&P subsidiaries.
TECHNOLOGICAL INNOVATION AND RENEWABLE SOURCES		
• Develop technologies to increase the availability of hydrocarbons while protecting the environment and ensuring safety; • Continually improve the quality of final products; • R&D on renewable sources, biofuels and CO_2 geological sequestration.	• Applied new techniques for processing seismic data (RTM, DVA) as well as for drilling and well completion (e-cd™); • Applied EOR techniques with additives (BWI); • Started projects for the management of oil spills: "filtration paper" with great absorption capacity (partnership with MIT); • Created the "Solar Frontiers Center" at MIT.	• R&D investments: € 1.1 billion (2011-2014); • Strengthen capacity to operate in deep waters and critical areas; develop technologies to improve process production and efficiency; • Identify opportunities in the green chemical sector by increasing value of proprietary technologies; • Define the usage strategy of solar energy and biomass.
ENVIRONMENT		
• Improve the effectiveness of management, control and reporting systems; • Reduce local environmental impact of activities by improving environmental performance and implementing resources recovery and reuse.	• Attained the ISO 14001 certification for 23 E&P subsidiaries; in 2010 also Ionica Gas (Italia), Eni Ghana and InAgip (Croazia) achieved certification; • Centralized IT system created for Air, Water, Soil and Waste data; • Reduced by 4.7% NO_x emissions; • Mapped with the Global Water Tool production sites within areas with hydric stress; • Completed western Desert Project in Egypt for the reduction of oil spills.	• Achieve coverage of 85% of E&P subsidiaries for the double OHSAS 18001 and ISO 14001 certification; • Extension of ISO 14001 to 40% of R&M service stations directly owned; • Reduce emissions in refining sector by about 1400 t/year for SO_2 and 120 t/year for NO_x as of 2013 and given parity of production; • Complete water injection projects in E&P and reach 62% of produced water re-injected in 2014; • Continue "Water and waste management plan" in E&P subsidiaries.
HUMAN RIGHTS		
• Implement a system for assessing the risk of Human Rights (HR) violations in company processes and plan preventive actions.	• Created HRCA in Angola; • Actions for improvement in Corporate and in Countries subject to HRCA; initiated pilot project for verification of the integration of Human Rights in the SBS; training modules on HR for security personnel in Nigeria and Egypt; continued integration of HR clauses within supervisory contracts (100% of sites in 2013).	• Activate a work group among different business areas in order to integrate views on Human Rights in the high processes; • Extend the HR training modules to other operating sites; Insert a section with HR requirements within the security checklist for site vulnerability.
TERRITORY AND COMMUNITY		
• Protect ecosystems and preserve biodiversity; • Improve and consolidate relations with stakeholders; • Develop and apply models for relationships with the territory; • Contribute to local development.	• Defined biodiversity and ecosystemic service policies; completed Eni/WBCSD pilot project for assessing company-ecosystem relationship; • Strengthened relations with the UN system (adherence to the LEAD Program of the GC, participation in round tables on Anticorruption, Human Rights, Climate and Development); • Partnership stipulated with the Earth Institute and project for measuring efficacy of operations for community was initiated.	• Map operational onshore and offshore sites with respect to high value areas for biodiversity and ecosystem services (€ 0.8 million); • Strengthen communications with associations as well as national and international NGOs; • Develop partnership with Vale Institute in order to assess the efficacy of investments in Countries of operation; • Develop project to promote the access to energy in the Countries in which Eni operates.
SUPPLIERS		
• Extend control over Sustainability themes; • Develop local procurement.	• Extended vendor Management systems in Pakistan and Algeria; VM activities were initiated in Iraq; • Issued contractual standards for abroad as well as new Guidelines which include Human Rights requirements; participation in the CDP supply chain and the Task Force Supply Chain of IPIECA; • Local content requirements inserted within the new "Guidelines for Preparation of Procurement Strategy".	• Continue the extension of Vendor Management systems; • Extend the SA8000 Audit to suppliers and sub-suppliers; • Initiate a pilot project on green procurement; • Continue actions to increase local procurement; • Pilot project within the realm of the NMPI project of WBCSD for the application of best practices in local content.
CUSTOMERS AND CONSUMERS		
• Improve the quality of customer services and communications with consumers.	• Expanded and improved the range and quality of customer services both within R&M and G&P; • More than 600 counter operators and arbitrators trained on the online Settlement Protocol, active at a national level.	• Continue the Quality Excellence program for the G&P service; • Expand non-oil services; • Continue the Sustainability Program for commercial activities.

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Eni in 2010 Commitment to sustainable development

■ Human Rights
Eni’s commitment to Human Rights, which is based on the United Nations paradigm "Protect, Respect and Remedy", has in recent years been translated into the introduction of Guidelines for the Protection and Promotion of Human Rights (2007) and in the launch of the Human Rights Compliance Assessment project (HRCA - 2008), with the support of the Danish Institute for Human Rights which aimed to monitoring the internal compliance level related to international standards. In that area, an assessment has been carried out in Angola in 2010.
Based on the self-assessments which have been carried out in Eni operating contexts, improvement plans have been developed in order to implement actions which aim to fill the gaps identified in the local level. At Corporate level a program has been launched in which the aggregated results of the Countries assessment are internally shared. The process contributes to identify and develop improvement plans which aim to overcome the system gap identified in different operating contexts.

  development of managerial skills of leadership and resources management;
  planning of actions supporting business processes;
  spread of Corporate culture oriented to some Eni strategic values, such as workers’ health and safety and high impact issues such as compliance with regulations.

In 2010, expenditure for training amounted to euro 46.72 million, of which euro 27.49 million in Italy and euro 19.23 million abroad. A total of 3,114,142 training hours were provided (1,260,248 in Italy and 1,853,894 abroad).

The environment and natural resources
Environmental responsibility is one of the keys for sustainable behavior and is closely connected to the capacity of a business to create value.
People	Eni’s integrated approach includes the assessment of the environmental, health and social impact (ESHIA) of the Group’s business activities, with these evaluations being carried out with the active involvement of local stakeholders.
Eni defined and constantly updates a single management system model which represents the point of reference for all operating units and includes cyclical application of HSE integrated audits.
Eni’s main production units in Europe have begun pursuing EMAS registration while numerous foreign subsidiaries, petrochemical plants and gas pipelines have obtained the certification integrated with safety management systems (OHSAS 18001), quality management systems (ISO 9000) or both (certificates of excellence).

■ The fight against climate change
Total greenhouse gas emissions have increased by 5.2%, although two reductions of 7% were registered in both 2008 and 2009. The increase of almost 3 mmtonnes of CO2 eq is for a 50% determined by the increase of E&P activities and for a 40% by the increase of power generation connected to the operation at full capacity of the new production plants.
Eni’s action plan for the mitigation of climate change focuses mainly on reducing gas flaring and increasing energy efficiency.
Other relevant measures concern feasibility studies and specific initiatives aimed to enhance the use of renewables as well as capture and geological storage of CO2.

■ Emissions in the atmosphere
Eni is committed to implement the best available techniques and the best procedure standards for the reduction of emissions and the control of main pollutants.
2010 saw a recovery of activities recording a CO2 emission – from combustion and consumption – increase compared to 2009 which was affected by the economic crisis.
In particular, SO2 emissions have recorded a total increase of 4.8%. The performance is attributed to the refining sector, whereas NOx emissions declined by 5.4% mainly due to the contribution of the E&P sector.

Eni’s employees represent an asset to be safeguarded and enhanced. To attain this, Eni has developed a Corporate culture based on shared ethical principles and on the implementation of programs for the empowerment of its own people as well as those comprising the diversity workforce of the organization.
The central role of the people, the development of abilities and skills, the fulfillment of individual potential through the full expression of one’s own energies and creativity, the creation of a working environment that offers equal opportunities to all based on shared criteria of merit, are part of Eni’s culture and represent the foundations for Corporate success.

■ Safety
The protection of its employees, of the communities affected by its operations, and of its production assets is a priority to Eni. Three are the key areas of intervention: promotion of safety culture (with a focus on process safety), innovative applications of risk analysis and reduction methodologies, and interventions on critical sectors (such as contractors).
Although in 2010 the safety parameters improved the levels attained in 2009 (with a decrease of the injury frequency rate equal to 24.7%) 2 fatalities were registered among Saipem employees and 8 fatalities were registered among Eni contractors. On November 5, 2010, an airplane crash in Pakistan killed 15 Eni employees, 6 contractors and the crew members. The accident is under inquiry in cooperation with the Pakistani authorities.

■ Development of people, training, knowledge management
People’s involvement also through an increasingly effective and inclusive internal communication and the commitment to everybody’s welfare are among Eni’s major goals.
In 2010, the review activities of the various management and development tools for Eni’s people have been consolidated to the "Eni excellence model", used to support the processes of assessment and feedback. The process of performance assessment has achieved an overall coverage in Italy and abroad of 98% for the population of senior managers and 46% of managers and young graduates.
Training represents in Eni a key factor for organizational learning in three main areas:

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Eni in 2010 Commitment to sustainable development

■ Protection of natural resources
Eni considers the conservation of biodiversity and ecosystem services an essential component in the realization of its industrial projects and is committed to integrating, through a mapping process of its sites, the objective of conservation in all its activities, across the entire life cycle of its plants and installations and in all the contexts in which it operates.
Eni applies the principles of the Convention on Biological Diversity, the guidelines of the Energy and Biodiversity Initiative and the tools developed by IPIECA-OGP Biodiversity Working Group, of which Eni is the chair from April 2010.
Eni is committed to an efficient management of water resources, above all in areas subject to shortages, and it has reduced freshwater consumption while it has expanded activities in the production and transformation of oil products. In 2010, Eni obtained a reduction in total water withdrawals of 2% and it developed a new approach to water resources that led to the identification of plants where there is a water stress and to the in site-specific evaluation performing the Global Water Tool implemented in the WBCSD.
In line with the increasing international attention on Green Remediation, Eni is committed to implement the sustainable Remediation principle by supporting initiatives related to both environmental issues and value creation for local communities. In 2010, Eni total expenditure on remediation reached a total amount of euro 300 million.

socio-economic contexts where it operates and defines actions to contribute to local development by means of context studies and consultation with stakeholders. For this purpose, Eni cooperates with excellent partners from the University research world, strategic advisory, NGOs. The macro sectors in which Eni invests significantly with the contribution of Eni Foundation are: a) health prevention and protection, which is often connected to the access of fresh water, b) access to primary and secondary education, and c) socio economic empowerment, with particular attention to the value of women role in society.

■ Local content development
Eni is committed, wherever it operates, to contribute to the development of people and the private sector through its know-how transfer and competitive stimuli it encourages to the local contractors involved in its supply chain. In 2010, the local procurement percentage has exceeded the 50% and in some Countries has reached a value beyond 90%. Eni is committed to working opportunity creation in the Countries in which operates, in turn, it facilitates the empowerment of local people by developing managerial and technical competences conform to the Eni standards and which the local community can benefit from. Within the programs related to the nationalization of managerial position, Eni pursues the objective to put side by side, both in managerial and technical positions, locals and expatriates. The company 3% employees’ increase in 2010 was registered mainly abroad, where the Eni workforce comprises of the 58% of the total Company employees whose 44% comes from developing Countries.

The value of relations
i	i	i
In Italy and worldwide, Eni tries to build relations with the communities and territories where it operates, based on fairness, transparency and continuous dialogue with stakeholders, pursuing shared objectives to create value and sustainable development opportunities. The Company operates through the definition of long-term agreements with Governments and joint ventures with National Oil Companies, promoting the empowerment of people’s potentials and those of the local companies and favoring the transfer of knowledge and the development of local professionals.
In 2010, expenditure for the territories amounted to about euro 108 million, including community investment, charities, fees and sponsorships and payments to Eni Foundation and to the Eni Enrico Mattei Foundation.

■ Relations with stakeholders on the issues of sustainable development
In 2010, Eni’s activities were directed to strengthening relations with the United Nations System NGOs and foundations for sustainable development. Eni also made significant progress in consolidating partnerships aimed at achieving the Millennium Development Goals in Countries of operation through its June 2010 agreement with The Earth Institute of Columbia University. The agreement aims to promote access to energy.

■ Strategic agreements and actions for local development
In 2010, Eni signed strategic agreements in Egypt, Libya, Togo, Iraq, the Democratic Republic of Congo and Venezuela, related to programs that tend to integrate business and sustainable development of the Country. We are particularly focused on granting energy access to local communities by developing existing resources and upgrading energy infrastructures. Eni has carried out significant projects related to electricity production in Nigeria and Congo through the recovery and reuse of the associated gas, contributing to meet a relevant internal energy demand as well as the reduction of CO2 emissions.
Based on the positive results in both Nigeria and Congo, Eni has reached agreements with local Governments for the application of the Gas Flaring Down model to other Countries affected by poor access to energy, among these are Mozambique, Ghana, Angola and Togo. Eni assesses its interactions in all the

Technological innovation

Technological research and development (R&D) and continuous innovation represent key success factors in implementing Eni’s business strategies as they support our long-term competitive advantages.
We believes that the oil industry has to face a number of challenges in the near future and that technology will play a vital role in helping it to effectively manage those challenges:
  limited access to new hydrocarbon resources, with the consequent problems for production growth and reserve replacement;
  growing interest for the development of unconventional resources; and
  greater attention to operations safety in the aftermath of the recent accident in the Gulf of Mexico.

Alongside business’ efforts, we are progressing our portfolio of renewable and environmental technologies which may prove potential breakthroughs in the long term.

In 2010, Eni’s overall expenditure in R&D amounted to euro 221 million. Eni filed 88 patent applications (106 in 2009); 8% of patents concerned refining

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Eni in 2010 Commitment to sustainable development

processes, 49% were in the field of drilling and completion, geology/geophysics of fields and engineering, 8% concerned the environment and 35% concerned innovation on renewable energy sources.
In the next four-year period, we plan to spend euro 1.1 billion in technological research and innovation activities.
A summary of our main ongoing projects in technological research and development is provided below.

■ Eni’s upstream technologies

Advanced exploration techniques
• Reverse Time Migration (RTM). Emerging technology for the processing of in-depth seismic data aimed at reconstructing the image of highly complex underground areas. In 2010, the proprietary version has been successfully applied for the first time to an exploration project in Angola, allowing the identification of new oil bearing structures that were not visible with conventional tools.
• Basin simulation (e-simbaTM). This proprietary package contains about 20 integrated software items for assessing the amount and type of hydrocarbons potentially trapped. In 2010, some of the functions have been developed and applied in about 30 exploration projects in Countries such as Venezuela, Ghana, Mozambique, Poland, Australia, Angola and Congo, allowing a better probabilistic assessment of mineral potential.

Drilling and completion technologies
• Extended reach drilling. Proprietary technology and equipment ("eni continuous circulation device" – e-cdTM, "eni near balanced drilling" – e-nbdTM, and aluminum rods) have been used to drill wells in China and Alaska. In China, costs were reduced by 50% as compared to earlier works.
• Innovative technologies to improve drilling safety. A portfolio of projects for increasing drilling safety reached an advanced stage with he in-field testing of special surface valves to be integrated in the proprietary equipment for an optimal drilling control (e-cdTM). An innovative system for blow-out control within the well (downhole blow out isolation packer) has also been tested. In 2010, Eni continued the development of the Dual ROV assisted top kill system that provides an efficient technique for blow outs in deepwater wells. The system will be introduced in the sea in 2011.

Technologies for field characterization and increase in recovery rates
• Polymer enhanced water injection. The design phase has been completed for the implementation of the project of polymer enhanced water injection in a well in Egypt. The study results suggest an approximately 3% increase in the recovery factor
• Bright Water Injection. This technology is based on an additive that is injected in the ground and selectively blocks the rock parts where water is present, thus potentially increasing the extraction of crude from mature fields. It has been applied in 2010 in two fields in North Africa with positive results and further applications in Congo are scheduled for 2011.
• EOR with acoustic stimulation. This process is based on sending sound waves into a field through a mechanical lifting system designed for this purpose. In 2010, field tests in Egypt were made in order to assess the potential of this well – known but little – tested technology in controlled conditions. Early results indicated a positive effect on oil production in the mature field where the test was made.

■ R&M technologies

Total conversion of the barrel
The Eni Slurry Technology (EST) proprietary technology is an innovative process for hydro-conversion by means of a nanodispersed catalyst (slurry) and a peculiar process scheme to refine various kinds of heavy feedstock: residues from the distillation of heavy and extra-heavy crude (such as the ones from the Orinoco Belt in Venezuela) or non-conventional products such as tar sands, characterized by high contents of sulfur, nitrogen, metals, asphaltenes and other pollutants that are hard to manage in conventional refineries. EST does not produce by-products and completely converts feedstocks into distillates. The first industrial plant with a 23 kbbl/d capacity is under construction at the Sannazzaro refinery, with start-up scheduled for 2012.

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Eni in 2010 Commitment to sustainable development

Hydrogen production - SCT CPO
Hydrogen SCT-CPO (Short Contact Time - Catalytic Partial Oxidation). It is a reforming technology that can convert gaseous and liquid hydrocarbons (also derived from bio-mass) into synthetic gas (carbon monoxide and hydrogen). This technology can contribute to process intensification as it allows to produce synthetic gas and hydrogen using reactors up to 100 times smaller than those currently in use, with relevant savings. The development of this technology, that makes use of oxygen enriched air, has been completed and another version making use of pure oxygen is under development.

Advanced fuels
Blu fuels and products. Eni has been working for years in R&D for advanced fuels and lubricants that aim at optimizing engine efficiency and reducing noxious emissions. In February 2010, the Lombardia Region and Eni signed an agreement for the distribution of "Formula Milano" in 50 outlets. This is a type of BluDieselTech with: (i) a total aromatics content lower than 18% in weight, as compared to an average 25% currently on sale; (ii) a total polyaromatics content lower 3% in weight as compared to an average 8%; and (iii) cetane number >55 as compared to current standards providing for a minimum 51.

Biofuels
Eni developed the EcofiningTM technology in cooperation with UOP that allows for the conversion of vegetables into Green Diesel. In November 2010, the American Institute of Chemical Engineers (AICHE) awarded Eni and UOP the 2010 Sustainable Energy Award for the activities developed in this area. Aim of the Ecofining™ technology is the production of biofuel by means of an integrated refining process that allows for the hydrotreatment of the renewable portion (vegetable oil, exhausted oil, animal fat) and obtain a superior product in terms of heating value and cetane number than conventional biodiesel (FAME).

Zero waste
Eni intends to develop a system for the disposal of industrial sludge alternative to landfills, possibly associated to thermal treatment in order to minimize waste. For the treatment of industrial, oily and biological waste generated by the oil industry a thermal process has been studied that allows for the gasification of sludge that is turned into an inert residue. A patent application has been filed on this project. Basic design has been completed of a pilot plant with a 50 kg/h capacity along with a feasibility study for an annual volume of 5,000 tonnes of sludge.

■ G&P technologies

Monitoring of advanced gas transport systems (MAST and Dionisio project)
Eni has developed proprietary technologies for the advanced monitoring of gas transport systems (pipelines and compression stations). In 2010, technologies have been successfully tested for the identification of structural defaults (MAST) that can generate criticalities in transport. The development of the Dionisio technology that is based on vibro-acoustic sensors for noticing intrusions and leaks along transport pipelines continued. A prototype monitoring system has been installed on the Chivasso-Aosta pipeline.

TPI - Intermediate Pressure Transport
Eni is examining the potential and maturity of this transport option (pressure over 100 bar high grade steel pipes). The TPI project was started in 2008 in cooperation with various partners, such as Centro Sviluppo Materiali (CSM). In 2009, welding and tests on a real scale simulating operating conditions have been started. The process continued in 2010 and a patent application has been filed on a new welding process.
Eni’s renewable energy and environmental technologies

Our main projects in the fields of renewable energy and environmental technologies are jointly carried out with the Massachusetts Institute of Technology. The main results and progresses of this collaboration are summarized below.

• Oil spills in marine environment. The project derives from the discovery of an innovative material with great selective capacity for the absorption of oil dispersed in water. This could be a first step towards new systems for treating oil spills in marine environments.
• Ultraflexible solar cell. One of the most relevant results obtained by the Solar Frontier Center: these cells made of a thin photoactive material covered by a layer of transparent plastic can be bent without breaking or reducing performance and this allows to cover irregular surfaces without using metal stilts.
• Solar cells on paper. In this case the photoactive device is made on paper as a printed document. The innovative technique is the same used for producing cells on plastic and flexible substrata. A paper cell can be a low cost solution for application where the key aspect is not duration but fast installation and easy transport.
• Photochemical splitting of water. Aim of this project is to devise processes for generating oxygen and hydrogen from water by means of biological agents using solar light. The main actors here are nanomaterials synthesized by exploiting the self-assembling capacity of viruses. With this technique we proceeded with the synthesis of new active materials that can be useful in promoting a sustainable generation of hydrogen from renewable sources.
• Biofixation of CO2. CO2 in the sea is captured by living organisms that convert it into calcium carbonate that is a component of their shell. These biological systems have been successfully reproduced in the lab with the use of yeasts. This paves the way for exploiting CO2 while producing calcium carbonate and other materials that are considered eco-friendly.
• Carbon capture and storage (CCS). CCS is a technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor. Eni’s CO2 injection and storage project focus on one hand on the injection in oil and gas fields to enhance recovery (EOR), on the other hand on the study of permanent storage of CO2 in depleted reservoirs. The objectives are to reduce injection costs and to verify that existing technologies offer reliability on long-time spans. The technology is currently being field-tested at two Italian sites.

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Financial Review

In 2010 we reported a solid set of financial results reflecting an excellent performance of the E&P Division and efficiency actions across all of our businesses. Looking forward we are poised to deliver industry-leading results, and create sustainable value for our shareholders thanks to the Company's strong strategic position.

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Trading environment

Trading environment indicators	2008	2009	2010
Average price of Brent dated crude oil (a)		96.99	61.51	79.47
Average EUR/USD exchange rate (b)		1.471	1.393	1.327
Average price in euro of Brent dated crude oil		65.93	44.16	59.89
Average European refining margin (c)		6.49	3.13	2.66
Average European refining margin Brent/Ural (c)		8.85	3.56	3.47
Average European refining margin in euro		4.41	2.25	2.00
Euribor - three-month rate	(%)	4.6	1.2	0.8
Libor - three-month dollar rate	(%)	2.9	0.7	0.3

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results of operations and the year-to-year comparability of its financial performance are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business.
In 2010, Eni’s results were driven by higher oil realizations on the back of rising Brent prices which were up 29.2% from 2009. Results also benefited from the depreciation of the euro versus the US dollar, down by 4.7%, which improved the operating results reported by Eni’s subsidiaries whose functional currency is the US dollar. Unit margins in the marketing of gas outside Italy were hit by lower price differentials between spot prices at European continental hubs, as those prices have become the benchmark in contractual selling formulae in Europe, and the Company’s purchase costs of gas which have remained mainly indexed to the cost of oil and certain refined products. Eni’s realized refining margins in US dollar terms remained at unprofitable levels as the Brent benchmark refining margin for the year was down 0.47 $/bbl, or 15% from 2009. That trend reflected higher oil-feedstock costs which were only partially transferred to prices of refined products	at the pump pressured by weak underlying fundamentals (slow demand, excess capacity, high inventory levels). Nonetheless, Eni’s realized margins posted a slight improvement from the depressed levels of the year-earlier due to wider price differential between sour and sweet crude qualities and higher relative prices of middle distillates compared to heating oil, which benefited Eni’s complex refineries. Petrochemical product margins also improved from the prior year as high oil-based feedstock costs were at least partially offset by higher chemicals commodity prices on the back of a recovery in demand.

2010 Results

In 2010 net profit attributable to Eni’s shareholders was euro 6,318 million, an increase of euro 1,951 million from 2009, or 44.7%. This increase was driven by an improved operating performance (up euro 4,056 million, or by 33.6%) which was mainly reported by the Exploration & Production Division, partly offset by recognition of higher extraordinary charges amounting to approximately euro 2.07 billion, up approximately euro 600 million from the previous year. Net profit for the year was helped by higher profits reported by equity-accounted and cost-accounted entities, including certain gains on the divestment of interests (approximately euro 300 million).

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Eni in 2010 Group results for the year

Adjusted net profit attributable to Eni’s shareholders amounted to euro 6,869 million, an increase of euro 1,662 million from 2009, or 31.9%.	Adjusted net profit was calculated by excluding an inventory holding profit of euro 610 million and net special charges of euro 1,161 million.

Results for the year	(euro million)	2006	2007	2007
2008	2009	2010	Change	% Ch.

8,825	Net profit attributable to Eni’s shareholders	4,367	6,318	1,951	44.7
723	Exclusion of inventory holding (gain) losses	(191)	(610)
616	Exclusion of special items	1,031	1,161
	of which:
(21)	- non recurring items	250	(246)
637	- other special items	781	1,407
10,164	Adjusted net profit attributable to Eni’s shareholders	5,207	6,869	1,662	31.9

i
Special charges or gains of the operating profit mainly related to:
(i) the impairment of goodwill allocated to the European gas marketing cash generating unit in the Gas & Power Division (euro 426 million), based on weak 2010 results and a reduced outlook for profitability; (ii) impairment of proved and unproved mineral interests in the Exploration & Production Division reflecting a changed pricing environment and downward reserve revisions (euro 127 million) and minor impairment charges in the Refining & Marketing and Petrochemical	Divisions (euro 128 million); (iii) an environmental provision amounting to euro 1,109 million related to a proposal for a global transaction on certain environmental issues filed with the Italian Ministry for the Environment; (iv) provisions for redundancy incentives (euro 423 million) following implementation of efficiency actions; (v) a gain amounting to euro 270 million reflecting the favorable settlement of an antitrust proceeding resulting in a provision accrued in previous reporting periods being reversed almost entirely to 2010 profit.
i The breakdown of adjusted net profit by Division is shown in the table below: i
Adjusted net profit by Division	(euro million)	2006	2007	2007
2008	2009	2010	Change	% Ch.

7,900	Exploration & Production	3,878	5,600	1,722	44.4
2,648	Gas & Power	2,916	2,558	(358)	(12.3)
521	Refining & Marketing	(197)	(49)	148	75.1
(323)	Petrochemicals	(340)	(85)	255	75.0
784	Engineering & Construction	892	994	102	11.4
(279)	Other activities	(245)	(216)	29	11.8
(532)	Corporate and financial companies	(744)	(699)	45	6.0
76	Impact of unrealized intragroup profit elimination (a)	(3)	(169)	(166)
10,795	Adjusted net profit	6,157	7,934	1,777	28.9
	of which attributable to:
631	- Non-controlling interest	950	1,065	115	12.1
10,164	- Eni’s shareholders	5,207	6,869	1,662	31.9

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

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Eni in 2010 Group results for the year

The increase in the Group adjusted net profit reflected a higher adjusted net profit mainly reported by:
- the Exploration & Production Division (up euro 1,722 million, or 44.4%) driven by an improved operating performance (up euro 4,400 million, or 46.4%), mainly reflecting higher oil&gas realizations in dollar terms (up 27.8% and 7.1%, respectively) and the depreciation of the euro against the dollar (down 4.7%, for an overall impact of euro 400 million);
- the Refining & Marketing Division achieved a sharp reduction in adjusted net loss, down by 75.1% (from minus euro 197 million in 2009 to minus euro 49 million in 2010) reflecting better results delivered by the refining business helped by a less unfavorable trading environment, cost efficiencies and optimization;
- the Petrochemical Division achieved a sharp reduction in adjusted net loss, down by 75% (from minus euro 340 million in 2009 to minus euro 85 million in 2010) driven by demand recovery, higher product margins and cost efficiencies;
- the Engineering & Construction business (up euro 102 million, or 11.4%) driven by revenue growth and higher profitability of acquired orders.
These increases were partly offset by a declining adjusted net profit reported by the Gas & Power Division (down euro 358 million, or 12.3% from 2009). The Marketing operating performance was sharply lower (down euro 988 million, or 57.4% from 2009) as a result of shrinking marketing margins both in the Italian and key European markets, and volume losses in Italy against the backdrop of mounting competitive pressure fuelled by weak demand and oversupply. A robust operating performance was delivered by the Regulated businesses in Italy (up 13.8%).

■ Capital expenditures
In 2010, capital expenditures amounted to euro 13,870 million (euro 13,695 million in 2009) and related mainly to:
- oil&gas development activities (euro 8,578 million) deployed mainly in Egypt, Kazakhstan, Congo, the United States and Algeria;
- exploration projects (euro 1,012 million), of which 97% carried out outside Italy, primarily in Angola, Nigeria, the United States, Indonesia and Norway;
- upgrading of the fleet used in the Engineering & Construction Division (euro 1,552 million);
- development and upgrading of Eni’s natural gas transport network in Italy (euro 842 million) and distribution network (euro 328 million), as well as developing and increasing storage capacity (euro 250 million);
- projects aimed at improving the conversion capacity and flexibility of refineries (euro 446 million), as well as building and upgrading service stations in Italy and outside Italy (euro 246 million).

■ Sources and uses of cash
The Company’s cash requirements for capital expenditures, dividends to shareholders, and working capital were financed by a combination of funds generated from operations, borrowings and divestments of non-strategic assets.

In 2010, main inflows were associated with net cash provided by operating activities, which amounted to euro 14,694 million and benefited from a cash inflow from transferring certain account receivables without recourse to factoring institutions (a total of euro 1,279 million due in 2011). These inflows were balanced by outflows for pre-payments to the Company’s suppliers of gas under long-term contracts upon triggering the take-or-pay clause (euro 1,238 million). Net cash provided by operating activities, together with cash proceeds from divestments amounting to euro 1,113 million, were used to partially fund the cash outflows relating capital expenditures totaling euro 13,870 million and dividend payments to Eni’s shareholders amounting to euro 3,622 million, as well as dividends paid to non-controlling interests amounted to euro 514 million, mainly relating Saipem and Snam Rete Gas.

■ Capital structure and ratios
The Group continually monitors the balance between cash flow from operating activities and net expenditures targeting a well-balanced financing structure. Management utilizes the ratio of net borrowings to total shareholders’ equity including minority interest (leverage) to assess Eni’s cash allocation priorities, to analyze whether Company’s capital structure is well balanced according to industry standards and to track management’s short-term and medium-term targets. Eni’s net borrowings of euro 26 billion as of end of 2010 is associated with low risk activities attributable for euro 10 billion to Snam Rete Gas which ensures a stable and solid cash flow that covers its investment needs and contributes to lower the risk profile of Eni’s portfolio. Further euro 3 billion of consolidated net borrowings are attributable to Saipem, whose major ongoing investment program, relating to offshore drilling and construction, will be completed by the end of the year. The cash flows generated by the new vessels, as well as the cash flow expected from the existing backlog, the highest in Saipem’s history, will positively contribute to the Group’s financial position. Finally, euro 13 billion are attributable to Eni and mainly linked to development projects under PSAs that have a safe and quick pay back period.

Capital expenditures by Division	(euro million)	2006	2007	2007
2008	2009	2010	Change	% Ch.

9,281	Exploration & Production	9,486	9,690	204	2.2
2,058	Gas & Power	1,686	1,685	(1)	(0.1)
965	Refining & Marketing	635	711	76	12.0
212	Petrochemicals	145	251	106	73.1
2,027	Engineering & Construction	1,630	1,552	(78)	(4.8)
52	Other activities	44	22	(22)	(50.0)
95	Corporate and financial companies	57	109	52	91.2
(128)	Impact of unrealized intragroup profit elimination	12	(150)	(162)
14,562	Capital expenditures	13,695	13,870	175	1.3

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Eni in 2010 Group results for the year

As of December 31, 2010, the Group leverage is barely unchanged at 0.47 compared to the level of 0.46 as of December 31, 2009.
Management is strongly focused on preserving a solid balance sheet and an adequate level of liquidity taking into account macroeconomic uncertainties and tight financial markets. For planning purposes, management calculated the Company’s expected cash flows assuming a scenario of Brent prices at 70 $/bbl for the years 2011-2014 to assess the financial compatibility of its capital expenditures programs and dividend policy with internal targets of ratio of total equity to net borrowing. Management plans for achieving a reduction in the ratio of net borrowings to total equity in 2011 compared to end of the year 2010 also taking into account the planned divestment of assets for an amount of euro 2 billion. Looking forward, management intends to seek to progressively reduce this ratio to below 40% by the end of the plan period leveraging on future cash flow from operations.
For planning purposes, management assumed an average exchange rate of approximately 1.30 US dollars per euro in the 2011-2014 period.

Return On Average Capital Employed (ROACE) calculated on an adjusted basis was 10.7% (9.2% in 2009).
For a breakdown of ROACE by Division see the table below:

i
Adjusted ROACE	(euro million)	2006	2007	2007
2010	E&P	G&P	R&M	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expenses/interest income				337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

i
■ Dividends
In the next four-year period management intends to pursue a progressive dividend policy.
Management plans to pay euro 1.00 a share dividend for 2010 subject to approval from the General Shareholders’ Meeting scheduled on May 5, 2011. Of this, euro 0.50 per share was paid in September 2010 as an interim dividend with the balance of euro 0.50 per share expected to be paid late in May 2011. For the year 2011, management plans to start growing the dividend in line with OECD inflation. This dividend policy is based on management’s planning assumptions for oil prices at 70 $/bbl flat in the 2011-2014 period. If management assumptions on oil prices were to change, management may revise the dividend and reset the basis for progressive dividend increases. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full-year dividend paid in the following year.	margins are expected to remain unprofitable due to weak underlying fundamentals and high feedstock costs.
In 2011, management plans to make capital expenditures broadly in line with 2010 (euro 13.87 billion was invested in 2010) and will mainly be directed to developing giant fields and starting production at new important fields in the Exploration & Production Division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructure. Assuming a Brent price of 101 $/barrel and the planned divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than in 2010.
i
Outlook for 2011	Risk factors

Management expects that the global economic recovery will progressively strengthen across the year 2011. Nonetheless, the 2011 outlook is characterized by a certain degree of uncertainty and volatility also in light of ongoing political instability and conflict in Libya. Eni forecasts an upward trend for Brent crude oil prices supported by healthier global oil demand. For short-term economic and financial projections, Eni assumes an average Brent price of 101 $/bbl for the full year 2011. Management expects that the European gas market will remain weak as sluggish demand growth is insufficient to absorb current oversupplies. Refining
■ Market risk and sensitivity to market environment
Market risk is the possibility that the exposure to fluctuations in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/US$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations and liquidity due to increased revenues from oil and gas production. Conversely, a decline in crude oil

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Eni in 2010 Group results for the year

prices reduces Eni’s results from operations and liquidity. The Group’s activities are, to various degrees, sensitive to fluctuations in the euro/US$ exchange rate as commodities are generally priced internationally in US dollars or linked to US dollar denominated products as in the case of gas prices. Overall, an appreciation of the euro against the US dollar reduces the Group’s results from operations and liquidity, and vice versa.
Due to a changed competitive environment in the European gas market and also considering the development of highly liquid spot markets for gas and volatile gas margins, management adopted in 2010 new risk management policies and instruments to safeguard the value of the Company’s assets in the gas value chain and to seek to profit from market and trading opportunities. These new policies and instrument will be fully implemented in 2011. As part of its new risk management strategy, the Company plans to enter into commodity derivatives transactions targeting different objectives.
(i) On one hand, management plans to enter commodity derivative transactions to hedge the risk of variability in future cash flows on already contracted or highly probable future sales exposed to commodity risk depending on the circumstance that costs of supplies may be indexed to different market and oil benchmarks compared to the indexing of selling prices. Management plans to implement tight correlation between such commodity derivatives transactions and underlying physical contracts in order to account for those derivatives in accordance with hedging accounting in compliance with IAS 39, where possible;
(ii) on the other hand, management plans to enter purchase/sale commodity contracts in both commodity and financial markets for speculative purposes in order to alter the risk profile associated with a portfolio of gas contracts (purchase contracts, transport entitlements, storage capacity) or leverage any price differences in the marketplace, seeking to increase margins on existing assets in case of favorable trends in the commodity pricing environment or seeking a potential profit based on expectations of future prices. These contracts may lead to gains as well as losses, which, in each case, may be significant. Those derivatives will be accounted for through profit and loss, resulting in higher volatility in the gas business’ operating profit.
The Company may also enter into commodity derivatives from time to time, to hedge exposure to variability in future cash flows due to movements in commodity prices, in view of pursuing acquisitions of oil and gas reserves as part of the Company’s ordinary asset portfolio management or other strategic initiatives.
Eni Trading&Shipping is the Group’s entity in charge of negotiating oil&gas commodity derivatives on behalf of the Group’s business units pooling Group positions, as well as managing its own risks associated with trading activities in the physical markets to balance Group’s surpluses/deficits of oil and products and its own proprietary trading.
As part of its financing and cash management activities, the Company uses derivative instruments to manage its exposure to changes in foreign exchange rates and interest rates. These instruments are principally interest rate and currency swaps.

■ Liquidity and counterparty risks
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace.

Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2010, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 10,358 million, of which euro 2,498 million were committed, and long-term committed unused borrowing facilities of euro 4,901 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.4 million were drawn as of December 31, 2010.
The Group has debt ratings of A+ and A-1 respectively for long (outlook stable) and short-term debt assigned by Standard & Poor’s and Aa3 and P-1 (outlook stable) assigned by Moody’s.

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s Corporate financial units and Eni Adfin are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s Corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into accounts the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period. As of December 31, 2010, Eni had no significant concentration of credit risk.

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Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by IASB.

The consolidated financial statements of Eni include accounts of the parent company Eni SpA and of all Italian and foreign significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of "de facto" controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities. Immaterial subsidiaries, jointly controlled entities, and other entities in which the Group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method.

Revenues from sales of crude oil, natural gas, petroleum and petrochemical products are recognized when the products are delivered and title passes to the customer. Revenue recognition in the Engineering & Construction Division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. Such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges, hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion is recognized in profit or loss; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss. Changes in fair value of derivatives held for trading purposes, including derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in profit or loss.

Inventories of crude oil, natural gas and oil products are stated at the lower of purchase or production cost and net realizable value. Cost is determined by applying the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment is stated at cost less any accumulated depreciation, depletion and amortization charges and impairment losses. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life.

Exploration costs (costs associated with exploratory activities for oil and gas including geological and geophysical exploration costs and exploratory drilling well expenditures) are capitalized and fully amortized as incurred.

Intangible assets are initially stated at cost. Intangible assets having a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking a defined useful life are not amortized but are reviewed periodically for impairment.

Impairment of tangible and intangible assets Eni assesses its property, plant and equipment and intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Indications of impairment include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. The recoverability of an asset or group of assets is assessed by comparing the carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. In assessing value in use, the Group makes an estimate of the future cash flows expected to be derived from the use of the asset on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years of the estimate and

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Eni in 2010 Financial information

management’s long-term planning assumptions thereafter. Future cash flows are discounted at a rate that reflects current market valuation of the time value of money and those specific risks of the asset that are not reflected in the estimation of future cash flows. The Group uses a discount rate that is calculated as the weighted average cost of capital to the Group (WACC), adjusted to reflect specific Country risks of each asset.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted if the effect of the time value of money is material. The initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The Company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the Group has a current obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and when the obligation can be reliably estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni’s management believes that ongoing litigations will not have a material adverse effect on Eni’s financial position and results of operations. However, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see Note 34 – Legal proceedings to the consolidated financial statements of 2010 Eni’s Annual Report on Form 20-F filed with the US SEC.

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates made are based on complex or subjective judgments, past experience, other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of consolidated financial statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other postretirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used.

For further information regarding accounting policies and practices, see Note 3 – Summary of significant accounting policies and Note 5 – Use of accounting estimates to the consolidated financial statements of 2010 Eni’s Annual Report.

i	i	i
Profit and loss account	(euro million)	2008	2009	2010
Revenues
Net sales from operations	108,082	83,227	98,523
Other income and revenues	728	1,118	956
	108,810	84,345	99,479

Operating expenses
Purchases, services and other	(76,350)	(58,351)	(69,135)
- of which non-recurring charge (income)	(21)	250	(246)
Payroll and related costs	(4,004)	(4,181)	(4,785)
	(80,354)	(62,532)	(73,920)
Other operating income (expense)	(124)	55	131
Depreciation, depletion, amortization and impairments	(9,815)	(9,813)	(9,579)

OPERATING PROFIT	18,517	12,055	16,111

Finance income (expense)
Finance income	7,985	5,950	6,117
Finance expense	(8,198)	(6,497)	(6,713)
Derivative financial instruments	(427)	(4)	(131)
	(640)	(551)	(727)

Income (expense) from investments	1,373	569	1,156

PROFIT BEFORE INCOME TAXES	19,250	12,073	16,540
Income taxes	(9,692)	(6,756)	(9,157)
NET PROFIT	9,558	5,317	7,383
Attributable to:
- Eni’s shareholders	8,825	4,367	6,318
- Non-controlling interest	733	950	1,065

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Eni in 2010 Financial information

Balance sheet	(euro million)	Dec. 31, 2009	Dec. 31, 2010
ASSETS
Current assets
Cash and cash equivalents	1,608	1,549
Other financial assets held for trading or available for sale	348	382
Trade and other receivables	20,348	23,636
Inventories	5,495	6,589
Current tax assets	753	467
Other current tax assets	1,270	938
Other current assets	1,307	1,350
	31,129	34,911

Non-current assets
Property, plant and equipment	59,765	67,404
Inventory - compulsory stock	1,736	2,024
Intangible assets	11,469	11,172
Equity-accounted investments	5,828	5,668
Other investments	416	422
Other financial assets	1,148	1,523
Deferred tax assets	3,558	4,864
Other non-current receivables	1,938	3,355
	85,858	96,432
Assets held for sale	542	517
TOTAL ASSETS	117,529	131,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,545	6,515
Current portion of long-term finance debt	3,191	963
Trade and other payables	19,174	22,575
Income taxes payables	1,291	1,515
Other taxes payables	1,431	1,659
Other current liabilities	1,856	1,620
	30,488	34,847

Non-current liabilities
Long-term debt	18,064	20,305
Provisions for contingencies	10,319	11,792
Provisions for employee benefits	944	1,032
Deferred tax liabilities	4,907	5,924
Other non-current liabilities	2,480	2,194
	36,714	41,247
Liabilities directly associated with assets held for sale	276	38

TOTAL LIABILITIES	67,478	76,132

SHAREHOLDERS’ EQUITY
Non-controlling interest	3,978	4,522
Eni shareholders’ equity
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (same amount as of December 31, 2009)	4,005	4,005
Reserves	46,269	49,450
Treasury shares	(6,757)	(6,756)
Interim dividend	(1,811)	(1,811)
Net profit	4,367	6,318
	46,073	51,206

TOTAL SHAREHOLDERS’ EQUITY	50,051	55,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,529	131,860

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Eni in 2010 Financial information

Statements of cash flow	(euro million)	2008	2009	2010
Net profit for the year	9,558	5,317	7,383
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation, depletion and amortization	8,422	8,762	8,881
Impairments of tangible and intangible assets, net	1,393	1,051	698
Share of profit (loss) of equity-accounted investments	(640)	(393)	(537)
Gain on disposal of assets, net	(219)	(226)	(552)
Dividend income	(510)	(164)	(264)
Interest income	(592)	(352)	(96)
Interest expense	809	603	571
Income taxes	9,692	6,756	9,157
Other changes	(375)	(319)	(39)
Changes in working capital:
- inventories	546	52	(1,150)
- trade receivables	(479)	1,431	(1,918)
- trade payables	1,171	(2,559)	2,770
- provisions for contingencies	387	517	588
- other assets and liabilities	2,864	(636)	(2,010)
Cash flow from changes in working capital	4,489	(1,195)	(1,720)
Net change in the provisions for employee benefits	(8)	16	21
Dividends received	1,150	576	799
Interest received	266	594	126
Interest paid	(852)	(583)	(600)
Income taxes paid, net of tax receivables received	(10,782)	(9,307)	(9,134)
Net cash provided by operating activities	21,801	11,136	14,694

Investing activities:
- tangible assets	(12,082)	(12,032)	(12,308)
- intangible assets	(2,480)	(1,663)	(1,562)
- consolidated subsidiaries and businesses	(3,634)	(25)	(143)
- investments	(385)	(230)	(267)
- securities	(152)	(2)	(50)
- financing receivables	(710)	(972)	(866)
- change in payables and receivables in relation to investments and capitalized depreciation	367	(97)	261
Cash flow from investing activities	(19,076)	(15,021)	(14,935)
Disposals:
- tangible assets	318	111	272
- intangible assets	2	265	57
- consolidated subsidiaries and businesses	149		215
- investments	510	3,219	569
- securities	145	164	14
- financing receivables	1,293	861	841
- change in payables and receivables in relation to disposals	(299)	147	2
Cash flow from disposals	2,118	4,767	1,970
Net cash used in investing activities	(16,958)	(10,254)	(12,965)

Proceeds from long-term debt	3,774	8,774	2,953
Repayments of long-term debt	(2,104)	(2,044)	(3,327)
Increase (decrease) in short-term debt	(690)	(2,889)	2,646
	980	3,841	2,272
Net capital contributions by non-controlling interest	20	1,551
Net acquisition of treasury shares different from consolidated subsidiaries	(50)	9	37
Acquisitions of interests in consolidated subsidiaries		(2,068)
Dividends paid to Eni’s shareholders	(4,910)	(4,166)	(3,622)
Dividends paid to non-controlling interest	(297)	(350)	(514)
Net purchase of treasury shares	(768)
Net cash used in financing activities	(5,025)	(1,183)	(1,827)

Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(1)
Effect of exchange rate changes on cash and cash equivalents and other changes	8	(30)	39

Net cash flow of the year	(175)	(331)	(59)

Cash and cash equivalents - beginning of the year	2,114	1,939	1,608

Cash and cash equivalents - end of the year	1,939	1,608	1,549

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Eni in 2010 Financial information

Non-GAAP measures

■ Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies).

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet the formal criteria to be classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

Eni in 2010 Financial information

2010	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)
Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
- environmental charges	30	25	169			1,145			1,369
- asset impairments	127	436	76	52	3	8			702
- gains on disposal of assets	(241)	4	(16)		5				(248)
- risk provisions		78	2			7	8		95
- provision for redundancy incentives	97	75	113	26	14	10	88		423
- re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
- other	5	(38)	5			9			(19)
Special items of operating profit	18	340	339	78	24	1,179	96		2,074
Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income (expense) from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)
Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934
of which attributable to:
- Non-controlling interest									1,065
- Eni’s shareholders									6,869
Reported net profit attributable to Eni’s shareholders									6,318
Exclusion of inventory holding (gains) losses									(610)
Exclusion of special items:									1,161
- non-recurring charges									(246)
- other special (income) charges									1,407
Adjusted net profit attributable to Eni’s shareholders									6,869

(a)	Excluding special items.

2009	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)
Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	178	78		1,162
- environmental charges		19	72			207			298
- asset impairments	618	27	389	121	2	5			1,162
- gains on disposals of assets	(270)	(6)	(2)		3	(2)			(277)
- risk provisions		115	17			(4)			128
- provision for redundancy incentives	31	25	22	10		8	38		134
- re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
- other						(36)	40		4
Special items of operating profit	364	(112)	537	128	239	178	78		1,412
Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income (expense) from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)
Tax rate (%)	60.0	30.9	..		23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157
of which attributable to:
- Non-controlling interest									950
- Eni's shareholders									5,207
Reported net profit attributable to Eni’s shareholders									4,367
Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring charges									250
- other special (income) charges									781
Adjusted net profit attributable to Eni’s shareholders									5,207

(a)	Excluding special items.

Contents

Eni in 2010 Financial information
2008	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	16,239	4,030	(988)	(845)	1,045	(466)	(623)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936
Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	222	341		2,176
- environmental charges		12	76			221			309
- asset impairments	989	1	299	278		5			1,572
- gains on disposals of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
- other		(3)				2	270		269
Special items of operating profit	983	(37)	369	281	(4)	222	341		2,155
Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(13)	1	1	1	(39)	(661)		(640)
Net income (expense) from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,323)	(234)	83	(307)		406	(49)	(11,425)
Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,648	521	(323)	784	(279)	(532)	76	10,795
of which attributable to:
- Non-controlling interest									631
- Eni's shareholders									10,164
Reported net profit attributable to Eni’s shareholders									8,825
Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									616
- non-recurring charges									(21)
- other special (income) charges									637
Adjusted net profit attributable to Eni’s shareholders									10,164

(a)		Excluding special items.
i	i	i
Breakdown of special items	(euro million)	2008	2009	2010
Non-recurring charges (income)	(21)	250	(246)
of which:
- expected settlement of TSKJ proceeding		250
- settlement/payments on antitrust and other Authorities proceedings	(21)		(246)
Other special charges (income):	2,176	1,162	2,320
environmental charges	309	298	1,369
asset impairments	1,572	1,162	702
gains on disposal of assets	(8)	(277)	(248)
risk provisions	4	128	95
provisions for redundancy incentives	91	134	423
re-measurement gains/losses on commodity derivatives	(61)	(287)	(2)
other	269	4	(19)

Special items of operating profit	2,155	1,412	2,074
Net finance (income) expense			35
Net (income) expense from investments	(239)	179	(324)

Income taxes	(1,402)	(560)	(624)
of which:
tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:	(270)	(27)
- on inventories	(176)
- on deferred taxes	(94)	(27)
tax impact pursuant to Budget Law 2008 for Italian subsidiaries	(290)
adjustment to deferred tax for Libyan assets	(173)
impairment of deferred tax assets E&P		72
other special items	(46)	(192)	29
taxes on special items of operating profit	(623)	(413)	(653)

Total special items of net profit	514	1,031	1,161
attributable to:
- Non-controlling interest	(102)
- Eni's shareholders	616	1,031	1,161

Contents

■ Summarized Group Balance Sheet
The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.
Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet	(euro million)	Dec. 31, 2009	Dec. 31, 2010
Fixed assets
Property, plant and equipment	59,765	67,404
Inventories - compulsory stock	1,736	2,024
Intangible assets	11,469	11,172
Equity-accounted investments and other investments	6,244	6,090
Receivables and securities held for operating purposes	1,261	1,743
Net payables related to capital expenditures	(749)	(970)
	79,726	87,463

Net working capital
Inventories	5,495	6,589
Trade receivables	14,916	17,221
Trade payables	(10,078)	(13,111)
Tax payables and provisions for net deferred tax liabilities	(1,988)	(2,684)
Provisions	(10,319)	(11,792)
Other current assets and liabilities (a)	(3,968)	(1,286)
	(5,942)	(5,063)

Provisions for employee post-retirement benefits	(944)	(1,032)
Net assets held for sale including related net borrowings	266	479
CAPITAL EMPLOYED, NET	73,106	81,847

Shareholders’ equity:
- Eni shareholders' equity	46,073	51,206
- Non-controlling interest	3,978	4,522
	50,051	55,728
Net borrowings	23,055	26,119

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	81,847

(a)	Includes receivables and securities for financing operating activities for euro 436 million at December 31, 2010 (euro 339 million at December 31, 2009) and securities covering technical reserves of Eni's insurance activities for euro 267 million at December 31, 2010 (euro 284 million at December 31, 2009).

Contents

Eni in 2010 Financial information

■ Net Borrowings and leverage
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.
Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Net borrowings and leverage	(euro million)	Dec. 31, 2009	Dec. 31, 2010
Total debt	24,800	27,783
- Short-term debt	6,736	7,478
- Long-term debt	18,064	20,305
Cash and cash equivalents	(1,608)	(1,549)
Securities held for non-operating purposes	(64)	(109)
Financing receivables held for non-operating purposes	(73)	(6)
Net borrowings	23,055	26,119
Shareholders’ equity including minority interest	50,051	55,728
Leverage	0.46	0.47

■ Summarized Group Cash Flow Statement and change in net borrowings
Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement	(euro million)	2008	2009	2010
Net profit	9,558	5,317	7,383
Adjustments to reconcile net profit to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	8,792	9,117	9,024
- net gains on disposal of assets	(219)	(226)	(552)
- dividends, interest, taxes and other changes	9,399	6,843	9,368
Changes in working capital related to operations	4,489	(1,195)	(1,720)
Dividends received, taxes paid, interest (paid) received during the period	(10,218)	(8,720)	(8,809)
Net cash provided by operating activities	21,801	11,136	14,694
Capital expenditures	(14,562)	(13,695)	(13,870)
Investments and purchase of consolidated subsidiaries and businesses	(4,019)	(2,323)	(410)
Disposals	979	3,595	1,113
Other cash flow related to capital expenditures, investments and disposals	(267)	(295)	228
Free cash flow	3,932	(1,582)	1,755
Borrowings (repayment) of debt related to financing activities	911	396	(26)
Changes in short and long-term financial debt	980	3,841	2,272
Dividends paid and changes in non-controlling interests and reserves	(6,005)	(2,956)	(4,099)
Effect of changes in consolidation area and exchange differences	7	(30)	39
NET CASH FLOW FOR THE PERIOD	(175)	(331)	(59)

Contents

Eni in 2010 Financial information

Change in net borrowings	(euro million)	2008	2009	2010
Free cash flow	3,932	(1,582)	1,755
Net borrowings of acquired companies	(286)		(33)
Net borrowings of divested companies	181
Exchange differences on net borrowings and other changes	129	(141)	(687)
Dividends paid and changes in non-controlling interest and reserves	(6,005)	(2,956)	(4,099)
CHANGE IN NET BORROWINGS	(2,049)	(4,679)	(3,064)

■ ROACE
Return On Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before non-controlling interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by Division is determined as ratio of adjusted net profit to net average capital invested pertaining to each Division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

ROACE - Return On Average Capital Employed	(euro million)	2008	2009	2010
Adjusted net profit	10,795	6,157	7,934
Exclusion of after-tax finance expenses/interest income	335	283	337

Adjusted net profit unlevered	11,130	6,440	8,271
Adjusted capital employed, net:
- at the beginning of period	59,194	66,886	73,106
- at the end of period	67,609	72,915	81,237

Adjusted average capital employed, net	63,402	69,901	77,172

Adjusted ROACE (%)	17.6	9.2	10.7

■ Pro-forma adjusted EBITDA
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments.
This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.56% as of December 31, 2010, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas (55.56% as of December 31, 2010), due to the restructuring which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA, divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods.
The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power	generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

■ Production Sharing Agreements (PSAs)
Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

■ Possible reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

■ Probable reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Contents

Eni in 2010 Financial information

■ Proved reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Reserves are classified as either developed and undeveloped. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

■ Recoverable reserves
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

■ Reserves
Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

■ Reserve replacement ratio
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

■ Average reserve life index
Ratio between the amount of reserves at the end of the year and total production for the year.

■ Resource base
Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

■ Take-or-pay
Clause included in natural gas supply contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of gas set in the contract whether or not the gas is collected by the purchaser. The purchaser has the option of collecting the gas paid for and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

■ Conversion
Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

Contents

Roberto Poli
Chairman
He has been Chairman of the Board of Eni SpA since May 2002. He is Chairman of Poli e Associati SpA, a consultancy firm for corporate finance, extraordinary operations, company acquisitions and restructurings. He is currently Director of Mondadori SpA, Fininvest SpA, Coesia SpA, Maire Tecnimont SpA and Perennius Capital Partners SGR SpA. From 1966 to 1998 he was professor of Corporate Finance at the Università Cattolica del Sacro Cuore, in Milan. He was an advisor for extraordinary finance operations for some of Italy’s leading industrial groups. He was Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA. In June 2008 he was decorated as Cavaliere del Lavoro.

Paolo Scaroni
Chief Executive Officer and General Manager
He has been Chief Executive Officer of Eni since June 2005. He is currently Director of Assicurazioni Generali, Non-Executive Deputy Chairman of the London Stock Exchange Group, Director of Veolia Environnement. He is also member of the Board of Overseers of Columbia Business School, in New York, and Director of Fondazione Teatro alla Scala. After graduating in Economics and Business at the Luigi Bocconi University, in Milan, in 1969, he worked for three years at Chevron, and obtained an MBA from Columbia University, in New York, and continued his career at McKinsey. In 1973, he joined Saint Gobain, where he held a series of managerial positions in Italy and abroad, until his appointment as Head of the Glass Division in Paris in 1984. From 1985 to 1996 he was Deputy Chairman and Chief Executive Officer of Techint. In 1996, he moved to the UK and was Chief Executive Officer of Pilkington until May 2002. From May 2002 to May 2005 he was Chief Executive Officer and Chief Operating Officer of Enel. From 2005 to July 2006 he was Chairman of Alliance Unichem. In May 2004 he was decorated as Cavaliere del Lavoro. In November 2007 he was decorated as Officer of the Légion d’honneur.

Alberto Clô
He has been a Director of Eni SpA since June 1999. He is currently Director of Atlantia SpA, Italcementi SpA, De Longhi SpA and IREN SpA. He graduated in Political

Sciences at the University of Bologna, where he is currently professor of Industrial Economics and of Public Services Economics. In 1980, he founded the magazine "Energia" of which he is the editor. He is the author of many books and more than 100 essays and articles on industrial and energy economics and contributes to a number of newspapers and business magazines. In 1995 and 1996 he was Minister of Industry and ad interim Minister of Foreign Trade and also President of the Council of Industry and Energy Ministers of the European Union during the six-month Italian presidency. In 1996, he was decorated as Cavaliere di Gran Croce of the Republic of Italy.

Paolo Andrea Colombo
He has been a Director of Eni SpA since June 2008. After graduating in Business Administration in 1984 at the Luigi Bocconi University, in Milan, he qualified as a professional accountant and auditor in 1985. He is Lecturer in the Accounting Department at the Luigi Bocconi University, in Milan. He is founder partner of Borghesi Colombo & Associati, a consultancy firm specialized in Corporate Finance – including taxation and business consultancy in the context of extraordinary operations – as well as strategic and Corporate Governance consultancy. He is Director of Mediaset SpA and Ceresio SIM, Chairman of the Statutory Board of Aviva Vita SpA and GE Capital Interbanca SpA, Statutory Auditor of A. Moratti Sapa, Humanitas Mirasole SpA and Credit Agricole Assicurazioni Italia Holding SpA. He was effective Statutory Auditor of Eni SpA from May 2002 to May 2005, and he was Chairman of the Board of Statutory Auditors from May 2005 to May 2008.

Paolo Marchioni
He has been a Director of Eni SpA since June 2008. He is a qualified lawyer specializing in penal and administrative law, counselor in Supreme Court and superior jurisdictions. He acts as a consultant to government agencies and business organizations on business, corporate, administrative and local government law. He was Mayor of Baveno (Verbania) from April 1995 to June 2004 and Chairman of the Assembly of Mayors of Con.Ser.Vco from September 1995 to June 1999. Until June 2004 he was a member of the Assembly of Mayors of the Asl 14 health authority, the steering committee of the Verbania health district, the Assembly of Mayors of the Valle

Ossola Waste Water Consortium, the Assembly of Mayors of the Verbania social services consortium. From April 2005 to January 2008 he was a member of Stresa city council. From October 2001 to April 2004 he was Director of C.i.m SpA of Novara (merchandise interport center) and from December 2002 to December 2005 Director and executive committee member of Finpiemonte SpA. From June 2005 to June 2008 he was Director of Consip. He has been Vice-president of Provincia del Verbano-Cusio-Ossola and provincial councillor in charge of budgeting, property, legal affairs and production activities since June 2009. He has been Chairman of the Board of Directors of Finpiemonte Partecipazioni SpA since August 2010.

Marco Reboa
He has been a Director of Eni SpA since May 2005. He graduated in Business Administration at the Luigi Bocconi University, in Milan. He is a professional accountant and auditor. He is Professor at the Faculty of Law at the Carlo Cattaneo University - LIUC, in Castellanza, and author of many publications on Corporate Governance, economic evaluations and budget. He is the editor of "Rivista dei Dottori Commercialisti" and he is a professional advisor in Milan. He is Director of Luxottica Group SpA and Interpump Group SpA. He is Chairman of the Board of Statutory Auditors of Mediobanca SpA. He is Statutory Auditor of Gruppo Lactalis Italia SpA, Egidio Galbani SpA and Big Srl.

Mario Resca
He has been Director of Eni SpA since May 2002. In 2008, he was appointed General Director of Italian Heritage and Antiquities in the Ministry of Cultural Heritage and Activities. He is Chairman of Confimprese. He is a Director of Mondadori SpA. He graduated in Economics at the Luigi Bocconi University, in Milan. After graduating he joined Chase Manhattan Bank. In 1974, he was appointed Manager of Saifi Finanziaria (Fiat Group) and from 1976 to 1991 he was a partner of Egon Zehnder. In this period, he was Director of Lancôme Italia and of companies belonging to the RCS Corriere della Sera Group and the Versace Group. From 1995 to 2007 he was Chairman and Chief Executive Officer of McDonald’s Italia. He was also Chairman of Sambonet SpA and Kenwood Italia SpA, a founding partner of Eric Salmon & Partners and Chairman of the American Chamber of Commerce. He was decorated as Cavaliere del Lavoro in June 2002.

(*)	Appointed by the Ordinary Shareholders’ Meeting held on June 10, 2008, for a three-year period. The Board of Directors appointed Paolo Scaroni Chief Executive Officer. The Board expires at the date of approval of the financial statements for the 2010 financial year on May 5, 2011.

Contents

Eni in 2010 Directors and officers

Pierluigi Scibetta
He has been a Director of Eni SpA since May 2005. He graduated in Economics at the University La Sapienza, in Rome. He is a professional accountant and auditor and he has practiced at his own studio in Rome since 1990. He was Director of Gestore del Mercato Elettrico (GME) SpA, Istituto Superiore per la Previdenza e la Sicurezza del Lavoro ISPESL, Nucleco SpA, FN SpA and AGITEC SpA; he was also Deputy Special Commissioner and Director of Ente per le Nuove Tecnologie, l’Energia e l’Ambiente (ENEA) and effective Statutory Auditor of Consorzio smantellamento impianti del ciclo del combustibile nucleare. He is Chairman of Watch Structure of Gestore dei Mercati Energetici SpA.

Francesco Taranto
He has been a Director of Eni SpA since June 2008. He is currently Director of Cassa di Risparmio di Firenze SpA. He began working in 1959, in stock brokerage in Milan; from 1965 to 1982 he worked at Banco di Napoli as Deputy Manager of the stock market and securities department. He held a series of managerial positions in the asset management field, notably he was Manager of securities funds at Eurogest from 1982 to 1984, and General Manager of Interbancaria Gestioni from 1984 to 1987. After moving to the Prime group (from 1987 to 2000), he was Chief Executive Officer of the parent company for a long period. He was also a member of the steering council of Assogestioni and of the Corporate Governance committee for listed companies formed by Borsa Italiana. He was a Director of Enel from October 2000 to June 2008.

BOARD COMMITTEES
Internal Control Committee:
Marco Reboa - Chairman,
Paolo Marchioni, Pierluigi Scibetta
and Francesco Taranto.

Compensation Committee:
Mario Resca - Chairman,
Alberto Clô, Paolo Andrea Colombo
and Francesco Taranto.

Oil - Gas Energy Committee:
Alberto Clô - Chairman,
Paolo Andrea Colombo, Marco Reboa,
Mario Resca and Pierluigi Scibetta.

BOARD OF STATUTORY AUDITORS
Ugo Marinelli - Chairman
Statutory Auditors:
Roberto Ferranti
Luigi Mandolesi
Tiziano Onesti
Giorgio Silva

EXTERNAL AUDITORS
Reconta Ernst & Young SpA

GROUP OFFICERS
Paolo Scaroni
Chief Executive Officer and General Manager
Alessandro Bernini
Chief Financial Officer
Salvatore Sardo
Chief Corporate Operations Officer
Stefano Lucchini
Senior Executive Vice President for Public Affairs and Communication
Massimo Mantovani
Senior Executive Vice President for General Counsel Legal Affairs
Marco Petracchini
Executive Vice President for Internal Audit
Roberto Ulissi
Senior Executive Vice President for Corporate Affairs and Governance
Umberto Vergine
Senior Executive Vice President for Studies and Researches
Raffaella Leone
Executive Assistant to the Chief Executive Officer

ENI DIVISIONS OFFICERS

EXPLORATION & PRODUCTION
Claudio Descalzi
Chief Operating Officer
Federico Arisi Rota
Executive Vice President for Americas Region
Luca Bertelli
Senior Vice President for Exploration and Unconventional
Roberto Casula
Executive Vice President for Sub-Saharan Africa Region
Enrico Cingolani
Senior Vice President for East Europe Program
Giambattista De Ghetto
Senior Vice President for Research and Technological Innovation
Gino Giannone
Executive Vice President for Iraq Program

Guido Michelotti
Executive Vice President for North Africa and the Middle East Region
Massimo Mondazzi
Executive Vice President for Central Asia, Far East and Pacific Region
Antonio Panza
Executive Vice President for Development
Donatella Anna Ranco
Senior Vice President for International Negotiations
Giuseppe Tannoia
Senior Vice President for Southern Europe Region
Antonio Vella
Executive Vice President for Operations

GAS & POWER
Domenico Dispenza
Chief Operating Officer
Daniele De Giovanni
Senior Vice President for Supply Portfolio Development
Paolo Formica
Senior Vice President for Gas Storage Development Project
Francesco Giunti
Executive Vice President for Portfolio & Risk Management and Regulatory Affairs
Carlo Eligio Gramola
Senior Vice President for Investments and Technical Services
Angelo Zaccari
Executive Vice President for Italian Market
Erwin Van Bruysel
Executive Vice President for Long Term Gas Supply

REFINING & MARKETING
Angelo Fanelli
Chief Operating Officer
Claudio Calabresi
Executive Vice President for Wholesale
Domenico Elefante
Executive Vice President for Refining
Paolo Grossi
Executive Vice President for Retail
Giacomo Rispoli
Senior Vice President for Technical Development & Projects

ENGINEERING & CONSTRUCTION
Marco Mangiagalli
Chairman
Pietro Franco Tali
Deputy Chairman and Chief Executive Officer

Contents

Eni in 2010 Directors and officers

■ Remuneration
The Eni Remuneration System is defined consistently with the recommendations of the Borsa Italiana’s Code as transposed in the Eni Code. An important element of Eni’s remuneration policy is the variable incentive systems associated with the achievement of economic/financial, business development and operating targets established to ensuring the sustainability of results and the creation of value for shareholders over a medium to long-term period, in accordance with Eni’s Strategic Plan. The remuneration system is complemented by benefits, which consist of goods and services primarily associated with supplementary social security and health care.	The remuneration of Board Members is determined by the Shareholders’ Meeting. Remuneration of the Board Members invested with particular powers (Chairman and Chief Executive Officer) or for Board Committees attending is determined by the Board of Directors on proposal of the Compensation Committee after consultation with the Board of Statutory Auditors. The general criteria for the remuneration of managers with strategic responsibilities are approved by the Board of Directors, on proposal of the Compensation Committee, which examined the indications of the CEO.
Remuneration earned by members of the Board of Directors, Chief Operating Officers and other managers with strategic responsibilities is reported in the table below for the year 2010.

(euro thousand)

Name	Position	Emoluments for service at Eni SpA	Committees membership emoluments	Non-monetary benefits	Bonuses and other incentives	Salaries and other remuneration	Emoluments accrued in 2010, total	Emoluments accrued in 2010, yet to be paid, total	Emoluments accrued in previous years paid in 2010, total	Emoluments paid in 2010, total
Board of Directors
Roberto Poli	Chairman	765				336				1,101			1,101
Paolo Scaroni	CEO and General Manager	430	(a)		3	2,955	(b)	1,032		4,420			4,420
Alberto Clô	Director	115		45						160	23	45	182
Paolo Andrea Colombo	Director	115		36						151		94	245
Paolo Marchioni	Director	115		20						135	39	49	145
Marco Reboa	Director	115		45						160	160	160	160
Mario Resca	Director	115		45						160	23	45	182
Pierluigi Scibetta	Director	115		36						151		94	245
Francesco Taranto	Director	115		36						151	18	36	169
Division Chief Operating Officers
Claudio Descalzi	Exploration & Production				2	886	(c)	1,267	(d)	2,155			2,155
Domenico Dispenza	Gas & Power				1	836	(e)	759		1,596			1,596
Angelo Caridi (f)	Refining & Marketing					374		176	(g)	550			550
Angelo Fanelli (h)	Refining & Marketing				1	116	(i)	376	(j)	493			493

Other managers with strategic responsibilities (l)					13	4,127	(l)	4,182		8,322			8,322

		2,435		263	20	9,630		7,831		20,179	519	819	20,479

i	i	i
(a)	i	The amount includes the emolument approved by the Shareholders’ Meeting of June 10, 2008, for the position as Director of the Board.
(b)	i	The amount includes the payment of euro 1,125 thousand relating the monetary deferred incentive granted in 2007.
(c)	i	The amount includes the payment of euro 237 thousand relating the deferred monetary incentive granted in 2007.
(d)	i	The amount includes the emolument of euro 520 thousand for the position as Chairman of Eni UK.
(e)	i	The amount includes the payment of euro 383 thousand relating the deferred monetary incentive granted in 2007.
(f)	i	In charge until April 5, 2010.
(g)	i	Pro-rata emolument related to the actual term of position.
(h)	i	Position effective April 6, 2010.
(i)	i	Amount related to deferred monetary incentive granted in 2007.
(j)	i	Pro-rata emolument related to the actual term of position.
(k)	i	Managers who have been members of the Eni’s Management Committee, with the CEO and the General Managers of Eni’s Divisions, and Eni Senior Executive Vice Presidents who report directly to the CEO (nine managers).
(l)	i	The amount includes the payment of euro 1,297 thousand for deferred monetary incentive granted in 2007.

Follows a description of each element of remuneration:
- the column "Emoluments for service at Eni SpA" reports fixed emoluments paid to the Chairman and to the CEO, the fixed emoluments of non-executive Directors, as well as fixed emoluments paid to the Chairman of the Board of Statutory Auditors and to the Statutory Auditors in charge. Emolument schemes do not contemplate any attendance allowances, expense reimbursement as well as any profit sharing;
- the column "Committees membership emoluments" reports emoluments paid to Directors who are appointed to the Committees established by the Board of Directors;
- the column "Non-monetary benefits" reports fringe benefits, including insurance policies;
- the column "Bonuses and other incentives" reports the variable part of emoluments due to the Directors, the Chairman of the Board and the CEO.	It also includes the variable part of the salaries paid to the CEO for his office as General Manager, of the salaries paid to the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities. In this table, the deferred monetary incentive and the long-term monetary incentive are reported only in the vesting year in which the granted bonus is paid;
- the column "Salaries and other remuneration" reports base salaries and other elements associated to the base salary paid to the CEO and General Manager, the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities. Also emoluments for offices held in Eni’s subsidiaries, as well as indemnities paid upon termination of the employment contract are reported within such column. Referring to the Statutory Auditors, emoluments paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

Contents

Eni in 2010 Directors and officers

■ Long-term incentive plan awarded to the CEO, the Chief
Operating Officers of Eni’s Divisions and managers with
strategic responsibilities

1. Deferred monetary incentive
The deferred bonus scheme approved for the 2009-2011 three-year period awards eligible managers a basic monetary bonus to be paid after three years from grant according to a variable amount. The actual bonus that is paid is proportional to the basic amount in a range from 0 to 170% depending on the achievement of a preset level of profitability in terms of EBITDA reported in the reference three-year period as approved by the Board of Directors. The following table sets out the basic bonus awarded in the year 2010 to the CEO and to the Chief Operating Officers of Eni’s Divisions, and the total amount awarded to the Company’s managers with strategic responsibilities.

(euro)
Name	Deferred bonus awarded
Paolo Scaroni	CEO and General Manager of Eni	786,500
Claudio Descalzi	Chief Operating Officer of the E&P Division	274,500
Domenico Dispenza	Chief Operating Officer of the G&P Division	281,000
Angelo Caridi (a)	Chief Operating Officer of the R&M Division
Angelo Fanelli (b)	Chief Operating Officer of the R&M Division	193,500
Other managers with strategic responsibilities (c)		1,223,000

i	i	i
(a)	i	In charge until April 5, 2010.
(b)	i	Position effective April 6, 2010.
(c)	i	No. 9 managers.

2. Long-term monetary incentive
In 2010, Eni Board of Directors approved a new long-term monetary incentive scheme targeting critical managerial positions within the Company in order to support achievement of better returns than those of the Company’s main competitors over the long-term. Managers involved in this scheme are in charge with positions strictly linked to the Company’s results or otherwise of strategic interest to the Company. The scheme was intended to replace a stock-based	compensation plan that was discontinued in 2009. This plan provides for award of a base incentive to be paid after a vesting period of three years according to a variable amount ranging from 0 to 130% of the base amount. The actual amount that is paid depends on the Company performance measured in terms of Adjusted Net Profit + Depletion, Depreciation & Amortization recorded in the 2010-2012 three-year period as benchmarked to that achieved by a panel of the largest international oil companies for market capitalization.

(euro)
Name	Long-term incentive awarded
Paolo Scaroni	CEO and General Manager of Eni	2,500,960
Claudio Descalzi	Chief Operating Officer of the E&P Division	346,500
Domenico Dispenza	Chief Operating Officer of the G&P Division
Angelo Caridi (a)	Chief Operating Officer of the R&M Division	ii
Angelo Fanelli (b)	Chief Operating Officer of the R&M Division	244,000
Other managers with strategic responsibilities (c)		1,596,500

i	i	i
(a)	i	In charge until April 5, 2010.
(b)	i	Position effective April 6, 2010.
(c)	i	No. 9 managers.

■ Overall remuneration of key management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other managers with	strategic responsibilities in charge at December 31, 2010, amounted to euro 33 million, as described in the table below:

(euro million)	2009	2010
Fees and salaries	20	20
Post employment benefits	1	1
Other long-term benefits	10	10
Fair value stock grants/options	4	2
	35	33

Contents

■ Eni share performance in 2010
As of December 31, 2010, the Company’s share capital was euro 4,005,358,876, fully paid-up and represented by 4,005,358,876 ordinary registered shares, each with a nominal value of euro 1.00. The average number of shares outstanding in the period, considering the treasury shares in Eni’s portfolio, was 3,622,454,738 (3,622,405,852 in 2009). In the last session of 2010, the Eni share price, quoted on the Italian Stock Exchange, was euro 16.34, down 8.2 percentage points from the price quoted at the end of 2009 (euro 17.80). The Italian Stock Exchange is the primary market where the Eni share is traded.
During the year the FTSE/MIB index, the basket including the 40 most important shares listed on the Italian Stock Exchange, decreased by 13.2 percentage points.
At the end of 2010, the Eni ADR listed on the NYSE was $43.74, down 13.6%compared to the price registered in the last session of 2009 ($50.61). One ADR is equal to two Eni ordinary shares. In the same period the S&P500 index increased by 12.8% percentage points.
Eni market capitalization at the end of 2010 was euro 59.2 billion (euro 64.5 billion at the end of 2009), confirming Eni as the first company for market capitalization listed on the Italian Stock Exchange.
Eni share was one of the more liquid of the Italian market. Shares traded during the year totaled almost 5.3 billion, with an average number of shares traded daily of 20.7 million (27.9 million in 2009).
The total trade value of Eni share amounted to over euro 86 billion (euro 118 billion in 2009), equal to a daily average of euro 336 million.

Dividends

Eni announces dividends on its ordinary shares in terms of euros. For the fiscal year 2010, the Annual Shareholders’ Meeting convened on May 5, 2011, is due to approve a dividend proposal made by the Board of Directors to pay a euro 1.00 a share dividend for 2010. Eni paid an interim dividend for fiscal year 2010 amounting to euro 0.50 per share to shares on the register at the ex-dividend date (September 20, 2010). Following shareholders approval, the balance of euro 0.50 to the 2010 dividend is scheduled for payment on May 26, 2011 (being the ex-dividend date May 23, 2011). Holders of ADRs will receive euro 1.00 per ADR, payable on June 3, 2011, to ADR holders as of May 25, 2011, record date.

Eni intends to continue paying interim dividends in the future.

Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 26, 2011). On ADR payment date, JPMorgan Chase Bank, N.A. pays the dividend less the amount of any withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend. By submitting to JPMorgan Chase Bank, NA ("JPMorgan") certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and JPMorgan as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%. US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting JPMorgan - Globe Tax Services at 1-800-929-5484.
Publications

Financial calendar		1	Annual Report 2010 a comprehensive report on Eni’s activities and financial and sustainability results for the year.

The dates of the Board of Directors’ meetings to be held during 2011 in order to approve/review the Company’s quarterly and semi-annual, and annual preliminary results are the following:		2	Annual Report on Form 20-F 2010 a comprehensive report on Eni’s activities and results to comply with the reporting requirements of the US Securities Exchange Act of 1934 and filed with the US Securities and Exchange Commission.

Results for the first quarter of 2011	April 27, 2011	3	Fact Book 2010 a report on Eni’s businesses, strategies, objectives and development projects, including a full set of operating and financial statistics.

Results for the second quarter and first half of 2010 and proposal of interim dividend for the financial year 2011	July 28, 2011	4	Eni Sustainability Performance 2010 integrates the sustainability information included in the Eni Annual Report 2010, showing in details both the Company performance and the sector key performance indicators. Information and topics reported in this document are compliant with the Global Reporting Initiatives Guidelines, version G 3.0.

Results for the third quarter of 2011	October 27, 2011	These and other Eni publications are available on Eni’s internet site eni.com, in the section Publications (eni.com/sites/ENI_en_IT/documentation/documentation.page?type=bilrap&leftbox=documentazione&doc_from=hpeni_left). Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an email request addressed to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.
Any other information relevant to shareholders and investors can be found at Eni’s website under the "Investor Relations" section.
Preliminary full-year results for the year ending December 31, 2011 and dividend proposal for the financial year 2011	February 2012

Contents

Energy conversion table

Oil (average reference density 32.35 °API, relative density 0.8636)

1 barrel	(bbl)	158.987 l oil[a]	0.159 m^3 oil	162.602 m^3 gas		5,550 ft^3 gas
				5,800,000 btu		
1 barrel/d	(bbl/g)	~50 t/year				
1 cubic meter	(m^3)	1,000 l oil	6.29 bbl	1,033 m^3 gas		36,481 ft^3 gas
1 tonne oil equivalent	(tep)	1,160.49 l oil	7.299 bbl	1.161 m^3 oil	1,187 m^3 gas	41,911 ft^3 gas

Gas

1 cubic meter	(m^3)	0.976 l oil	0.00636 bbl	35,314.67 btu		35,315 ft^3 gas
1,000 cubic feet	(ft^3)	27.637 l oil	0.1742 bbl	1,000,000 btu	27.317 m^3 gas	0.02386 tep
1,000,000 British thermal unit	(btu)	27.4 l oil	0.17 bbl	0.027 m^3 oil	28.3 m^3 gas	1,000 ft^3 gas
1 tonne LNG	(tGNL)	1.2 toe	8.9 bbl	52,000,000 btu		52,000 ft^3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532 l oil	0.5883 bbl	0.0955 m^3 oil	94.448 m^3 gas	3,412.14 ft^3 gas
1 teraJoule	(TJ)	25,981.45 l oil	163.42 bbl	25.9814 m^3 oil	26,939.46 m^3 gas	947,826.7 ft^3 gas
1,000,000 kilocalories	(kcal)	108.8 l oil	0.68 bbl	0.109 m^3 oil	112.4 m^3 gas	3,968.3 ft^3 gas

(a) l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic foot (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m^3	35.3107	6.2898	10^3	1

Contents

Contents

Contents

Contents

Fact Book 2010

Oscar di Bilancio
Società e
Grandi Imprese
Quotate

WINNER
2010

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

Contents

Eni’s Fact Book is a supplement to Eni’s 2010 Annual Report and is designed to provide supplemental financial and operating information.
It contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending	on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

May 5, 2011

Periodical updates will be available on the web site: www.factbook.eni.com

Contents	4	Eni in 2010

	5	Eni’s strategy

	10	Exploration & Production

	39	Gas & Power

	55	Refining & Marketing

	67	Engineering & Construction

	76	Commitment to sustainable development

	81	Research and Innovation

Tables
	84	• Financial data
	97	• Employees
	98	• Supplemental oil and gas information
	109	• Quarterly information

Contents

Eni Fact Book Eni

Eni is a major integrated company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.
Adjusted net profit was euro 6.87 billion, up 32% from a year ago driven by an excellent performance reported by the Exploration & Production Division.

Return on Average Capital Employed (ROACE) calculated on an adjusted basis was 10.7%.
Cash inflows for the year mainly comprised cash flow from operations of euro 14.69 billion and disposal proceeds of euro 1.11 billion. These inflows enabled Eni to partially fund outflows associated with capital expenditures of euro 13.87 billion to support organic growth and exploration activities, dividends to Eni’s shareholders amounting to euro 3.62 billion, and dividends to non-controlling interests, mainly relating to Snam Rete Gas and Saipem, amounting to euro 0.51 billion.
The ratio of net borrowings to total equity was virtually unchanged at 0.47 (0.46 at December 31, 2009).

The Board of Directors resolved to propose at the Annual General Shareholders Meeting a dividend of euro 1.00 per share, of which euro 0.50 was paid as an interim dividend.

In 2010, the Exploration & Production Division achieved adjusted net profit of euro 5.6 billion, up 44% compared to 2009, driven by a favorable trading environment for oil prices and the depreciation of the euro against the dollar.
Oil and gas production was a record 1,815 kboe/d, 1.1% higher than in 2009. This growth was driven by the timely delivery of all 12 of our planned start-ups, which contributed 40 kboe/d of new production in 2010 and will account for 230 kboe/d at peak. The all sources replacement ratio of reserves was 125%, rising to 135% at constant prices, corresponding to a reserve life index of 10.3 years at December 31, 2010 (10.2 years in 2009).

Over the course of the year we increased our resource base by more than 0.9 billion boe to our resource base thanks to successful exploration activities in Venezuela, Angola, Indonesia and Brazil, at the very competitive cost of 1.5 $/bbl.
The Junin 5 project in Venezuela and acquisition of new acreage in the Democratic Republic of Congo, in Togo and in shale gas in Poland further enhanced our upstream portfolio.

The Gas & Power Division posted a 12% decline in profits compared to 2009, with an adjusted net profit amounting to euro 2.56 billion. The Gas & Power Division suffered from a challenging trading environment in the European market. Supply exceeded demand, depressing spot gas prices at continental hubs which have increasingly been adopted as benchmarks for sales contracts outside Italy. This affected our margins, as spot prices fell well below our average purchase cost which is mainly indexed to the price of oil. Marketing activities reported sharply lower results (adjusted operating profit was down 57%) owing to heightened competitive pressure. Sales in Italy declined by 14% (down approximately 6 bcm). Sales in target European markets maintained a growth trend, with volumes up 2.5% (up 1 bcm).

In 2010, the Refining & Marketing Division reduced its adjusted net loss by 75% to euro 49 million. In the context of weak refining margins caused by excess capacity, low demand and high feedstock costs, the improvement was driven by greater efficiency and operational enhancement.
The Marketing business achieved good results: in Italy, successful commercial initiatives offset a difficult trading environment (lower consumption and strong competition), while we continued to grow sales in selected European markets.

The Engineering & Construction segment reported adjusted net profit of nearly euro 1 billion, up 11% compared to 2009, driven by revenue growth

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and the higher profitability of projects.
Against the backdrop of a strengthening global economy, in spite of volatility and uncertainty associated with the ongoing Libyan crisis and geo-political developments in other parts of the world, Eni will continue pursuing growth and creating sustainable long-term shareholders’ value.
Eni’s strategy is based on the following pillars:

- to select and implement the best capital and investment opportunities;
- to preserve a solid capital structure;
- to pursue capital and operating efficiency;
- to manage risks;
- to leverage research and innovation;
- to apply the highest ethical principles of business conduct;
- to promote the sustainability of the business model.

Over the next four years, Eni plans to execute a capital expenditure program amounting to euro 53.3 billion to support organic growth in its business. Approximately euro 37.1 billion (over 70%) of planned capital expenditures will be invested to explore, develop and produce oil and gas reserves. Planned projects have been assessed against our long-term scenario for Brent prices at $70 per barrel. Cash flow from operations and planned divestment proceeds (approximately euro 2 billion) will enable Eni to fund its capital expenditure program and remunerate its shareholders, while at the same time strengthening the balance sheet. Eni plans to progressively reduce the ratio of net borrowings to total equity ("leverage") to below 0.40 within 2014. Management intends to pursue a value creation for its shareholders trough a progressive dividend policy. Starting from 2011, management plans to increase dividends in line with OECD inflation. This dividend policy is based on management’s planning assumptions for oil prices at $70 per barrel flat in the next four years.

Business strategies and targets

In Exploration & Production Division, we intend to deliver strong profitable production growth leveraging on the Company’s portfolio of assets and pipeline of development projects. Management targets to deliver an average organic growth rate of more than 3% over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2014 under our Brent price scenario at $70 per barrel. Growth will be fuelled by our strong pipeline of projects, with 15 new major fields and other projects planned to start production in the four-year period. Planned start-ups will add 630 kbbl/d of new production in 2014, related mainly to conventional opportunities. Most of our new projects will get the relevant authorization within 2011.
Growth will be also achieved maintaining the actual production profile at the operating fields through a relevant commitment in optimization activities.

The booking of new reserves will enable us to replace reserves produced in the period, keeping the reserve life index stable. In the longer term, we expect to drive production growth leveraging on our giant fields, particularly Kashagan, Junin, Perla, Goliath, MLE-CAFC, Russian projects, Block 15/06 in Angola and unconventional opportunities. We will pursue the maximization of returns through selective exploration, the reduction in the time to market of our projects, and growing the share of operated production which – through the deployment of Eni standards and technologies – enables us to deliver tighter cost control and a better monitoring of operating risks.

In Gas & Power Division, Eni aims to preserve the profitability of the marketing segment in spite of a challenging trading environment as a result of increased competitive pressure, oversupply and depressing spot gas prices. Eni’s strategy will leverage on the renegotiation of gas purchase contracts in order to improve the gas cost position of the Company, the adoption of new pricing and risk management strategies

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to manage economic margins and to optimize asset value, as well as proposing an efficient commercial offer, focused on different client segments in Italy and abroad. Basing on these drivers, Eni aims to regain volumes and market share increasing gas sales in Italy and European target markets at an annual growth rate of 5%.

Over the next four years, Eni plans to recover the normal level of profitability of the Division with an EBITDA amounting to euro 4.2 billion due to the solid results achieved by the Regulated Business in Italy taking into account the expected divestment of our international pipelines.

In the Refining & Marketing Division, Eni targets a substantial improvement in the profitability and free cash generation of our refining operations against the backdrop of continuing weakness in the trading environment. Capital expenditures in the refining business will be sanctioned considering the higher profitability levels promoting upgrading of the conversion capacity projects, particularly by completing the new EST plant, and the refining flexibility. This will enable us to capture opportunities offered by demand for middle distillates and to process an higher range of feedstock. Margin recovery will be underpinned by operating cost reductions, energy recovery actions and the integration of refinery cycles. We plan to increase plant utilization rate to 90% and increase volumes throughputs by 2 million tonnes from 2010 in the next four years.
In the marketing business, in a context of low consumption, Eni plans to increase business profitability leveraging on a network of service stations revamped in design and style, modern and efficient, supported also by promotional campaigns aimed at increase customers’ loyalty and enhanced non-oil offer. We plan to achieve an increased market share on the Italian market when compared to 2010 (30.4% in 2010) by 2014. Abroad, we will grow selectively leveraging on the consolidation of the network acquired in Austria, commercial initiatives and the opening of new service stations.

Eni, through its subsidiary Saipem, is one of the major player in the business of engineering and services to oil industry. Saipem boasts a strong position in the relevant market, leveraging on solid engineering skills, capacity to execute complex projects on EPC (Engineering, Procurement and Construction), availability of a world-class construction and drilling fleet that will be fully upgraded by 2012. Starting from the record level of the order backlog achieved at the end on 2010, in the medium term, Eni targets steady growth in revenues and profits with a strategic focus on Major oil companies and NOC, strong presence in frontier areas which are traditionally less exposed to the cyclical nature of this market and local content.

Over the four-year plan, efficiency remains one of the pillars of our strategy. The cost reduction program launched in 2006, has delivered euro 2.4 billion of savings to date. In the next four-year period, management is targeting euro 1.7 billion of additional efficiency gains with cumulated savings of euro 4.1 billion by 2014. The cost reduction program will leverage on supply optimization, rationalization of downstream logistic as well as continuous process streamlining.

Research and innovation will play a central role in Eni’s growth strategy. For the next four years Eni defined a relevant capital expenditure plan amounting to approximately euro 1.1 billion, split by activities aiming at preserving the competitiveness of our business and pursuing of long period strategic options in the field of renewable energies and environmental protection. Among the first kind of activities are included the maximization of the recovery rate of reserves on upstream opportunities, optimization of well drilling and performance activities, exploration and production of unconventional resources, new techniques of seismographic studies. In downstream sectors Eni intends to focus on the development of advanced fuel and lubricants able to guarantee the engine efficiency, reduce significantly noxious emissions, increase the value of the yields of refined heavy oils (in particular EST project) as well as development value added polymers and elastomers in Petrochemical Division. In sustainable development field, Eni will continue to invest in the R&D of renewable energies, in particular in solar and photovoltaic energy, sequestration in geological sites of CO2, emissions reduction, reduction and control of main noxious emissions in atmosphere, security and integrity of upstream activities and environmental restoration and clean-up activities.

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Main data

Key financial data	Italian GAAP	IFRS

(euro million)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Net sales from operation	49,272	47,922	51,487	57,498	73,692	86,071	87,204	108,082	83,227	98,523
Operating profit	10,313	8,502	9,517	12,399	16,664	19,336	18,739	18,517	12,055	16,111
Exploration & Production	5,984	5,175	5,746	7,890	12,324	15,368	13,433	16,239	9,120	13,866
Gas & Power	3,672	3,244	3,627	3,723	3,580	4,022	4,465	4,030	3,687	2,896
Refining & Marketing	985	321	583	1,080	1,852	324	686	(988)	(102)	149
Petrochemicals	(415)	(126)	(176)	320	202	172	100	(845)	(675)	(86)
Engineering & Construction	255	298	311	203	307	505	837	1,045	881	1,302
Other activities		(214)	(293)	(395)	(934)	(622)	(444)	(466)	(436)	(1,384)
Corporate and financial companies	(168)	(196)	(281)	(363)	(526)	(300)	(312)	(623)	(420)	(361)
Impact of unrealized intragroup profit elimination				(59)	(141)	(133)	(26)	125		(271)
Adjusted operating profit	10,482	8,959	9,958	12,582	17,396	20,483	19,004	21,608	13,122	17,304

Net profit	7,751	4,593	5,585	7,059	8,788	9,217	10,011	8,825	4,367	6,318
Adjusted net profit	5,757	4,923	5,096	6,645	9,251	10,401	9,569	10,164	5,207	6,869
Net cash provided by operating activities	8,084	10,578	10,827	12,500	14,936	17,001	15,517	21,801	11,136	14,694
Capital expenditures and investments	11,270	9,414	13,057	7,815	7,560	7,928	20,502	18,867	16,018	14,280
Capital expenditures	6,606	8,048	8,802	7,499	7,414	7,833	10,593	14,562	13,695	13,870
Investments	4,664	1,366	4,255	316	146	95	9,909	4,305	2,323	410

Shareholders' equity including minority interest	29,189	28,351	28,318	35,540	39,217	41,199	42,867	48,510	50,051	55,728
Net borrowing	10,104	11,141	13,543	10,443	10,475	6,767	16,327	18,376	23,055	26,119
Net capital employed	39,293	39,492	41,861	45,983	49,692	47,966	59,194	66,886	73,106	81,847
Exploration & Production	18,252	17,318	17,340	16,770	19,109	17,783	23,826	31,302	32,455	37,646
Gas & Power	12,777	12,488	15,617	19,554	20,075	19,713	21,333	21,614	24,754	27,346
Refining & Marketing	4,476	5,093	5,089	5,081	5,993	5,631	7,675	7,379	8,105	8,321
Engineering & Construction	1,075	2,130	1,821	2,076	2,018	1,953	2,228	1,915	1,774	1,978
Other activities	1,635	2,335	2,119	2,403	2,844	3,399	4,313	5,022	6,566	7,610
Corporate and financial companies	1,078	128	(125)	277	2	(95)	294	24	(192)	(527)
Impact of unrealized intragroup profit elimination				(178)	(349)	(418)	(475)	(370)	(356)	(527)

Return On Average Capital Employed (ROACE) (%)
Reported	23.9	13.7	15.6	16.6	19.5	20.2	20.5	15.7	8.0	10.0
Adjusted				15.9	20.5	22.6	19.4	17.6	9.2	10.7
Leverage	0.35	0.39	0.48	0.29	0.27	0.16	0.38	0.38	0.46	0.47

Key market indicators	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Average price of Brent dated crude oil (a)		24.46	24.98	28.84	38.22	54.38	65.14	72.52	96.99	61.51	79.47
Average EUR/USD exchange rate (b)		0.896	0.946	1.131	1.244	1.244	1.256	1.371	1.471	1.393	1.327
Average price in euro of Brent dated crude oil		27.30	26.41	25.50	30.72	43.71	51.86	52.90	65.93	44.16	59.89
Average European refining margin (c)		1.97	0.80	2.65	4.35	5.78	3.79	4.52	6.49	3.13	2.66
Average European refining margin Brent/Ural (c)		2.60	1.40	3.40	7.03	8.33	6.50	6.45	8.85	3.56	3.47
Euribor - three-month euro rate	(%)	4.3	3.3	2.3	2.1	2.2	3.1	4.3	4.6	1.2	0.8

(a)	In US dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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Eni Fact Book Eni

Selected operating data	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010 (a)

Exploration & Production
Proved reserves of hydrocarbons at year end	(mmboe)	6,929	7,030	7,272	7,218	6,837	6,436	6,370	6,600	6,571	6,843
Reserve life index	(years)	13.7	13.2	12.7	12.1	10.8	10.0	10.0	10.0	10.2	10.3
Hydrocarbons production	(kboe/d)	1,369	1,472	1,562	1,624	1,737	1,770	1,736	1,797	1,769	1,815

Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	65.72	66.14	71.39	76.49	82.62	85.76	84.83	89.32	89.60	82.00
Sales of Eni’s affiliates (Eni’s share)	(bcm)	1.38	2.40	6.94	5.84	7.08	7.65	8.74	8.91	7.95	9.41
Total sales and own consumption (G&P)	(bcm)	67.10	68.54	78.33	82.33	89.70	93.41	93.57	98.23	97.55	91.41
E&P gas sales (b)	(bcm)				4.70	4.51	4.69	5.39	6.00	6.17	5.65
Worldwide gas sales	(bcm)	67.10	68.54	78.33	87.03	94.21	98.10	98.96	104.23	103.72	97.06
Natural gas transported on behalf of third parties in Italy	(bcm)	11.41	19.11	24.63	28.26	30.22	30.90	30.89	33.84	37.32	47.87
Electricity sold	(TWh)	6.55	6.74	8.65	16.95	27.56	31.03	33.19	29.93	33.96	39.54

Refining & Marketing
Throughputs on own account	(mmtonnes)	39.99	37.73	35.43	37.69	38.79	38.04	37.15	35.84	34.55	34.80
Balanced capacity of wholly-owned refineries at period end	(kbbl/d)	664	504	504	504	524	534	544	737	747	757
Sales of refined products (c)	(mmtonnes)	53.24	52.24	50.43	53.54	51.63	51.13	50.15	49.16	45.59	46.80
Retail sales in Europe (c)	(mmtonnes)	14.11	13.71	14.01	14.40	12.42	12.48	12.65	12.03	12.02	11.73
Service stations at year end (c)	(units)	11,707	10,762	10,647	9,140	6,282	6,294	6,440	5,956	5,986	6,167
Average throughput per service station	(kliters/y)	1,621	1,674	1,771	1,970	2,479	2,470	2,486	2,502	2,477	2,353

Engineering & Construction
Orders acquired	(euro million)	3,716	7,852	5,876	5,784	8,395	11,172	11,845	13,860	9,917	12,935
Order backlog at year end	(euro million)	6,937	10,065	9,405	8,521	10,122	13,191	15,390	19,105	18,370	20,505

Employees at year end	(units)	72,405	80,655	76,521	70,348	72,258	73,572	75,862	78,094	77,718	79,941

i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on production expressed in boe was 26 kboe/d for the full-year 2010 and on the initial reserves balance as of January 1, 2010, amounted to 106 mmboe. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies use different conversion rates.
(b)	i	Refers to E&P gas sales in Europe (4.70 bcm, 4.51 bcm, 4.07 bcm, 3.59 bcm, 3.36 bcm, 2.57 bcm and 2.33 bcm, in 2004, 2005, 2006, 2007, 2008, 2009 and 2010, respectively) and in the Gulf of Mexico (0.62 bcm, 1.8 bcm, 2.64 bcm, 3.60 bcm and 3.32 bcm in 2006, 2007, 2008, 2009 and 2010, respectively).
(c)	i	2008-2009 data do not include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Share data	Italian GAAP	IFRS

2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Net profit (a)	(euro)	1.98	1.20	1.48	1.87	2.34	2.49	2.73	2.43	1.21	1.74
Dividend	(euro)	0.75	0.75	0.75	0.90	1.10	1.25	1.30	1.30	1.00	1.00
Dividend pertaining to the year (b)	(euro million)	2,876	2,833	2,828	3,384	4,086	4,594	4,750	4,714	3,622	3,622
Cash flow	(euro)	2.07	2.76	2.87	3.31	3.97	4.59	4.23	5.99	3.07	4.06
Dividend yield (c)	(%)	5.6	5.2	5.1	4.9	4.7	5.0	5.3	7.6	5.8	6.1
Net profit per ADR (d)	($)	3.52	2.52	3.72	4.66	5.81	6.26	7.49	7.15	3.36	4.62
Dividend per ADR (d)	($)	1.48	1.71	1.83	2.17	2.74	3.14	3.56	3.82	2.79	2.65
Cash flow per ADR (d)	($)	3.68	5.79	7.22	8.96	9.40	11.53	11.60	17.63	8.56	10.77
Dividend yield per ADR (c)	(%)	6.2	5.8	5.0	5.0	4.7	5.0	5.3	7.6	5.8	6.1
Pay-out	(%)	37	62	51	48	46	50	47	53	83	57
Number of shares at period-end representing share capital	(million shares)	4,001.3	4,001.8	4,002.9	4,004.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4	4,005.4
Average number of share outstanding in the year (e) (fully diluted)	(million shares)	3,911.9	3,826.9	3,778.4	3,771.7	3,763.4	3,701.3	3,669.2	3,638.9	3,622.4	3,622.5
TSR	(%)	6.0	13.1	4.3	28.5	35.3	14.8	3.2	(29.1)	13.7	(2.2)

i	i	i
(a)	i	Calculated on the average number of Eni shares outstanding during the year.
(b)	i	Amounts due on the payment of the balance of 2010 dividend are estimated.
(c)	i	Ratio between dividend of the year and average share price in December.
(d)	i	One ADR represents 2 shares. Net profit, dividends and cash flow data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(e)	i	Calculated by excluding own shares in portfolio.

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Share information	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Share price - Milan Stock Exchange
High	(euro)	15.60	17.15	15.75	18.75	24.96	25.73	28.33	26.93	18.35	18.56
Low	(euro)	11.56	12.94	11.88	14.72	17.93	21.82	22.76	13.80	12.30	14.61
Average	(euro)	14.10	15.29	13.64	16.94	21.60	23.83	25.10	21.43	16.59	16.39
End of the period	(euro)	14.05	15.15	14.96	18.42	23.43	25.48	25.05	16.74	17.80	16.34

ADR price (a) - New York Stock Exchange
High	($)	69.70	82.11	94.98	126.45	151.35	67.69	78.29	84.14	54.45	53.89
Low	($)	52.50	60.90	66.15	92.35	118.50	54.65	60.22	37.22	31.07	35.37
Average	($)	63.22	72.20	77.44	105.60	134.02	59.97	68.80	63.38	46.36	43.56
End of the period	($)	61.96	78.49	94.98	125.84	139.46	67.28	72.43	47.82	50.61	43.74

Average daily exchanged shares	(million shares)	17.4	19.4	22.0	20.0	28.5	26.2	30.5	28.70	27.88	20.69
Value	(euro million)	245.0	295.4	298.5	338.7	620.7	619.1	773.1	610.40	461.66	336.00
Number of shares outstanding at period end (b)	(million shares)	3,846.9	3,795.1	3,772.3	3,770.0	3,727.3	3,680.4	3,656.8	3,622.4	3,622.4	3,622.5
Market capitalization (c)
EUR	(billion)	54.0	57.5	56.4	69.4	87.3	93.8	91.6	60.6	64.5	59.2
USD	(billion)	48.1	60.4	71.1	94.9	104.0	123.8	132.4	86.6	91.7	79.2

i	i	i
(a)	i	Effective January 10, 2006, a 5:2 stock split was made. Previous period’s prices have not been restated.
(b)	i	Excluding treasury shares.
(c)	i	Number of outstanding shares by reference price at period end.

Data on Eni share placements	1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(million)		1.9	15.0	24.4	39.6
Percentage of share capital (a)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(euro million)	3,254	4,596	6,869	6,714	2,721

i	i	i
(a)	i	Refers to share capital at December 31, 2009.

In 2001, Eni Shareholders’ Meeting resolved to convert the nominal value of Eni shares into euro and to group two shares of nominal value euro 0.5 into one share with nominal value one euro. In order to make an homogeneous comparison possible, data presented in the "Data on Eni Share Placements" table were calculated assuming that the above mentioned grouping occurred starting from the first year of the table.

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Eni Fact Book Exploration & Production

Key performance/sustainability indicators	2006	2007	2008	2009	2010

Employee injury frequency rate	(No. of accidents per million hours worked)	0.76	0.57	0.84	0.49	0.72

Net sales from operations (a)	(euro million)	26,738	26,920	33,042	23,801	29,497
Operating profit		15,368	13,433	16,239	9,120	13,866
Adjusted operating profit		15,521	13,770	17,222	9,484	13,884
Adjusted net profit		7,135	6,328	7,900	3,878	5,600

Capital expenditures		5,163	6,480	9,281	9,486	9,690
of which: exploration expenditures (b)		1,348	1,659	1,918	1,228	1,012
Adjusted capital employed, net at year end		17,783	23,826	30,362	32,455	37,646
Adjusted ROACE	(%)	38.7	30.4	29.2	12.3	16.0

Average hydrocarbons realizations	($/boe)	48.87	53.17	68.13	46.90	55.60
- Liquids	($/bbl)	60.09	67.70	84.05	56.95	72.76
- Natural gas	($/mmcf)	5.29	5.42	8.01	5.62	6.02

Production of hydrocarbons (c) (d)	(kboe/d)	1,770	1,736	1,797	1,769	1,815
- Liquids	(kbbl/d)	1,079	1,020	1,026	1,007	997
- Natural gas	(mmcf/d)	3,964	4,114	4,424	4,374	4,540

Estimated net proved reserves of hydrocarbons (c) (d)	(mmboe)	6,436	6,370	6,600	6,571	6,843
- Liquids	(mmbbl)	3,481	3,219	3,335	3,463	3,623
- Natural gas	(bcf)	16,965	18,090	18,748	17,850	17,882
Reserve life index (d)	(years)	10.0	10.0	10.0	10.2	10.3
All sources reserve replacement ratio net of updating the natural gas conversion factor (c) (d)	(%)	38	90	135	96	125

Employees at year end	(units)	7,372	8,376	10,236	10,271	10,276
of which: outside Italy		3,568	4,446	6,182	6,388	6,370
Oil spills	(bbl)	6,151	6,729	4,738	6,285	3,850
Oil spills from sabotage and terrorism		7,014	2,608	2,286	15,289	18,721
Direct GHG emissions	(mmtonnes CO2 eq)	30.90	35.60	33.21	29.69	31.22
of which: from flaring		15.61	19.92	16.54	13.73	13.83
Community investments	(euro million)	55	59	65	67	72

i	i	i
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes exploration bonuses.
(c)	i	Includes Eni’s share of equity-accounted entities.
(d)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on production expressed in boe was 26 kboe/d for the full-year 2010 and on the initial reserves balance as of January 1, 2010, amounted to 106 mmboe. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies use different conversion rates.

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2010 Highlights

Status of our Libyan operations
IFrom February 22, 2011, liquids and natural gas production at a number of fields in Libya and supplies through the GreenStream pipeline have been halted as a result of ongoing political instability and unrest in the Country. Facilities have not suffered any damage and such standstills do not affect Eni’s ability to ensure natural gas supplies to its customers. Eni is technically able to resume gas production at or near previous level once the situation stabilizes. The overall impact of the political instability and conflict in Libya on Eni’s results of operations and cash flows will depend on how long such tensions will last as well as on their outcome, which management is currently unable to predict. From April 2011, Eni’s oil and natural gas production was flowing at a rate ranging from 50 to 55 kboe/d, down from the expected level of approximately 280 kboe/d. Current production mainly consists of gas that is entirely delivered to local power generation plant. Net capital employed in Eni’s upstream activities in Libya amounted to approximately $2.5 billion at year end including Eni’s interest (50%) in the GreenStream BV venture.

Development projects in Iraq and Venezuela
IAchieved an increase in production by more than 10% above the initial production rate of approximately 180 kbbl/d at the giant Zubair oilfield, thus beginning cost recovery for its work on the field, including recognition of remuneration fee in the fourth quarter of 2010. Eni, with a 32.8% share, is leading the consortium in charge of redeveloping the Zubair field over a 20-year period, targeting a production plateau of 1.2 mmbbl/d in the next six years.
- Established a joint-venture with the Venezuelan National Oil Company PDVSA for the development of the giant Junin 5 oilfield, located in the Orinoco Oil Belt with certified volumes of oil in place of 35 billion barrels. First oil is expected in 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.
- Appraisal activities performed in 2010 confirmed Perla as a major gas discovery, one of the most significant in recent years and the largest ever in Venezuela, with volumes of gas in place of over 14,000 bcf. The partners are planning fast track of Perla through an early production phase of approximately 300 mmcf/d, targeted to start-up by 2013.

Portfolio
IReached an agreement with Cadogan Petroleum plc for the acquisition of an interest in two exploration and development licenses located in the Dniepr-Donetz basin, in Ukraine. This agreement is part of the development of cooperation initiatives in hydrocarbon exploration and production in the Country also reaffirmed in a Memorandum of Understanding with the Ukrainian Ministry of Ecology and Natural Resources.
- Acquired a 55% stake and operatorship in the Ndunda Block located in the Democratic Republic of Congo.
- Awarded operatorship of two offshore Blocks (Eni’s interest 100%) in the Dahomey Basin as part of its agreements with the Government of Togo to develop the Country’s offshore mineral resources.
- Acquired Minsk Energy Resources operating 3 licenses in the Polish Baltic Basin, a highly prospective shale gas play. Drilling operations are expected to start in the second half of 2011.
- Awarded rights to explore and the operatorship of deep offshore Block 35 in Angola, with a 30% interest. This deal is subject to the approval of the relevant authorities.
- Signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives.
- Signed a Memorandum of Understanding with the national oil company PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China.
- Signed with the Government of Ecuador new terms for the service contract for the Villano oilfield, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. Development will be achieved in synergy with existing facilities.
- Sanctioned the West Hub project to readily put in production the oil discoveries made in offshore Block 15/06 (Eni operator with a 35% interest), located in Angola. Start-up is expected in 2013 with production peaking at 22 kbbl/d.
- Awarded new exploration leases in Pakistan and Venezuela.
- As part of the rationalization of its upstream portfolio, Eni divested its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.

Financial results
IIn 2010, the E&P Division reported an excellent performance amounting to euro 5,600 million of adjusted net profit, representing an increase of 44.4% from 2009. This was driven by higher oil realizations in dollar terms, the depreciation of the euro against the dollar and higher volumes sold.
- Return On Average Capital Employed calculated on an adjusted basis was 16% in 2010 (12.3% in 2009).

Production
IReported oil and natural gas production for the full year was 1,815 kboe/d. Production grew by 1.1%, excluding the effect of the updated gas conversion factor. Production growth was driven by the timely delivery of all the 12 planned start ups, particularly the Zubair field in Iraq, and production ramp-ups at fields which were started-up in 2009 for a total increase of 40 kboe/d in 2010. These start-ups will account for 230 kboe/d of production at peak.
- Leveraging on organic growth, Eni expects to deliver a more than 3% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2014 under a Brent scenario at $70 per barrel.

Reserves
IEstimated net proved reserves at December 31, 2010, were 6.84 bboe (up 2.5% from 2009 on comparable basis) based on a 12-month average Brent price of $79 per barrel. The all sources reserve replacement ratio was 125%, net of the gas conversion factor update. Excluding the price effect, the replacement ratio would be 135%. The reserve life index is 10.3 years (10.2 years in 2009).

Exploration and development expenditures
IIn 2010, capital expenditures amounted to euro 9,690 million to enhance assets in well-established areas in Africa, the Gulf of Mexico and Central Asia. Exploration activities (euro 1,012 million) achieved a number of successes, such as the appraisal activity at the large Perla gas discovery in Venezuela and oil discoveries in Block 15/06 located in the Angolan offshore basin. Further discoveries were made in the North Sea, Egypt, Pakistan, Indonesia, Nigeria and Brazil, through Galp (Eni’s interest 33%).
- A total of 47 new exploratory wells were drilled (23.8 of which represented Eni’s share), in addition to 9 exploratory wells in progress at year end (3.8 net to Eni). The overall commercial success rate was 41% (39% net to Eni).
- Development expenditures were euro 8,578 million to fuel the growth of major projects in Kazakhstan, Congo, the United States, Algeria, Egypt and Norway.

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Strategies

Eni’s Exploration & Production business boasts a strong competitive position in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Venezuela and Iraq. Eni’s strategy is to deliver organic production growth with increasing returns over the medium to long-term leveraging on a high-quality portfolio of assets with ample exposure to highly competitive giant projects, a strong projects pipeline, and long-standing relationships with key host Countries. We intend to drive higher returns in our upstream operations by reducing the time to market of our projects, tightly controlling operating costs, and deploying our technologies and competencies to manage technical risks. We plan to increase total volumes of operated production, as operatorship will support achievement of those objectives. Consistent with the long-term nature of the business, strategic guidelines for our Exploration & Production	Division have remained basically unchanged in the years, as follows:

- Maintain strong profitable production growth.
- Ensure medium to long-term business sustainability focusing on reserve replacement.
- Develop new projects to fuel future growth.
- Consolidate the industry-leading position on costs.

In order to carry out these strategies, Eni intends to invest approximately euro 39.1 billion over the next four years. Development activities and exploration projects will account for approximately euro 33.7 billion and euro 3.6 billion, respectively. Approximately euro 1.8 billion will be spent to build transport infrastructures and LNG projects through equity-accounted entities.

Maintain strong profitable production growth
Eni’s strategy is intended to deliver strong profitable production growth leveraging on the Company’s portfolio of assets and pipeline of development projects. The planned start-up of 15 new major fields and other minor projects over the next four years will add approximately 630 kboe/d to the Company’s production level in 2014, mainly in conventional themes. We have a good level of visibility on those new projects as most of them have been already sanctioned by the end of 2011. Most of these new projects are giant fields which will account for 80% of new production by 2014. These giants, which include Kashagan, Junin 5, Perla, Goliat, MLE-CAFC, Russian projects, Block 15/06 in Angola, are expected to enhance growth and value generation due to their long-term production plateau, cost efficiencies and synergies. A second leg of our growth strategy is to sustain the current plateau at producing fields by counteracting natural field depletion and production optimization. We plan to dedicate 20% of our capital expenditures to this area by executing a huge infilling and work-over campaign, and applying our advanced recovery technologies and reservoir management capabilities. Accordingly, this will deliver around 220 kboe/d of additional production in 2014 which otherwise would have been lost through natural depletion. We will pursue the maximization of returns through the reduction in the time to market of our projects, tighter cost control and a better monitoring of operating risks. We plan to extend our operated production by adding 1.6 mmboe/d of gross production over the next four years, reaching 4.4 mmboe/d by 2014. Operatorship will enable us to deliver on time schedules and cost budgets and better manage the technical risk by deploying Eni standards and technologies in drilling and completion. Our efforts will be supported by our ongoing commitment in establishing strategic partnerships, leveraging on the so-called "Eni co-operation model" that integrates the traditional business of hydrocarbon exploration and production and sustainable activities in host Countries’ territory. Our long-term growth prospects are also underpinned by the strategic position which we are building in unconventional gas. Particularly, we entered the shale gas area in Poland; in China, we signed a framework agreement with PetroChina to exploit the huge mineral potential in the Country; in Indonesia our coal-bed methane project is progressing to start in 2012, leveraging on existing plant and export infrastructures for LNG as well as in Pakistan, with the development of a tight gas reservoir with promising potential, considering a well-established market and infrastructures for gas.

Production: 2010 and outlook
Eni reported record oil and natural gas production for the full year at 1,815 kboe/d. On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production showed an increase of 1.1% for the full year. Production growth was driven by additions from 12 new field start-ups, particularly the Zubair field (Eni’s interest 32.8%) in Iraq, and production ramp-ups at fields which were started-up in 2009 (for a total increase of 40 kboe/d). These increases were partially offset by mature field declines. Lower entitlements in the Company’s PSAs due to higher oil prices, as well as lower gas uplifts in Libya as a result of oversupply conditions in the European market, were partly offset by lower OPEC restrictions resulting in a net negative impact of approximately 7 kboe/d. The share of oil and natural gas produced outside Italy was 90% (90% in 2009).
Production started at all 12 fields planned for the year. The main projects were the following: (i) the Zubair giant field (Eni’s interest 32.8%), where we achieved timely project milestones by increasing production by more than 10% compared to the baseline of approximately 180 kbbl/d. The next development phase targets a production plateau of 1.2 mmbbl/d, which will be achieved by 2016; (ii) the Annamaria project (Eni operator with a 90% interest) located in an offshore area between Italy and Croatia, with current production plateau of approximately 40 mmcf/d; (iii) the Baraka field (Eni operator with a 49% interest) in Tunisia, with production peaking at 7 kboe/d; (iv) the Morvin field (Eni’s interest 30%) in Norway. Production is expected to peak at 15 kboe/d net to Eni in 2011 when the project is completed; (v) the Tuna field (Eni operator with a 50% interest), with a production plateau at approximately 70 mmcf/d net to Eni, and the Arcadia discovery (Eni operator with a 56% interest) started-up in the second half of the year, in Egypt; (vi) Rom Integrated in Algeria and M’Boundi IPP (Eni’s interest 100%) in Congo. Other start-ups were achieved in China, Congo, Nigeria and the United Kingdom.
We plan to achieve a compound average growth rate in our production in excess of 3% in the 2011-2014 four-year period, targeting a production plateau above 2.05 mmboe/d by 2014. Those targets are based on our long-term Brent price assumptions of 70 $/bbl. Our planning assumptions include resumption of our Libyan operations at their

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normal rate at some point in the future over the next four years. To achieve that target, we intend:
- to leverage our robust pipeline of projects start-ups, particularly in Angola, Norway, Russia, Kazakhstan, Algeria and Venezuela, most of which is Eni operated or held with a significant interest. The new fields start-up will add approximately 630 kboe/d by 2014. The whole new production will be profitable also at a Brent price of 45 $/bbl;
- to competitively increase production profiles at giant fields, particularly Belayim in Egypt, Karachaganak in Kazakhstan, Val d’Agri in Italy, M’Boundi in Congo and Ekofisk in Norway. Production optimization will account for approximately 20% of our capex to deliver around 220 kboe/d of additional production in 2014;
- to develop opportunities in LNG to monetize our wide gas reserve base in particular in West Africa, as well as unconventional resources with a view of supporting long-term growth, in particular in shale gas themes, leveraging on the competencies acquired with Quicksilver in the US, as well as working on interesting prospects in the Asia Pacific region, Eastern Europe and North Africa.

Ensure medium to long-term business sustainability by focusing on reserve replacement

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of the business. Eni will pursue this goal by focusing on well-established areas of presence targeting to extend the plateau of producing fields. Those areas include Egypt, Pakistan, Nigeria, Congo and the Gulf of Mexico where availability of production facilities will enable the Company to readily put in production discovered reserves. Other projects will be executed offshore West Africa, in Venezuela and in deepwater plays in the Gulf of Mexico where the Company believes to have the necessary know-how and skills to discover new reserves. A third layer of exploration projects is planned to be executed in high risk/high reward areas including Mozambique, Togo, Ghana, offshore Australia and East Timor where we believe important resources can be discovered. Exploration activities play a major role in our sustainable growth strategy by fuelling new production and securing access to new opportunities. In 2010, Eni exploration expenditures amounted to euro 1,012 million to execute a selective campaign with the completion of 47 new exploratory wells (23.8 of which represented Eni’s share) and an overall commercial success rate of 41% (39% net to Eni). Particularly, we acquired new acreage in well-established areas in Angola, Congo, Pakistan and Venezuela as well as in new high potential areas such as the Democratic Republic of Congo, Togo and in shale gas in Poland, for a total acreage of approximately 13,000 square kilometers.
In the next four years, management plans to invest a cumulative euro 3.6 billion in exploratory projects focused on:
- monetizing our assets in legacy areas where we plan to invest approximately 60% of our planned investments in exploration, mainly in the United States, North Africa, West Africa, Australia, Norway, Italy and Indonesia;
- capturing opportunities in high risk/high reward plays in frontier exploration basins, notably our recently acquired leases in Mozambique and the Gulf of Guinea, as well as in our leases in portfolio in West Australia, East Timor and the Barents Sea;
- optimize our asset portfolio;
- selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs.

As of December 31, 2010, Eni’s mineral right portfolio consisted of 1,176 exclusive or shared rights for exploration and development in 43 Countries on five continents for a total acreage of 320,961 square kilometers net to Eni, of which development acreage was 41,386 square kilometers. Leveraging on the strengthening in core areas of Africa, Central Asia and Russia where Eni already boastes leadership, we increased our portfolio diversity and exposure to less risky areas.

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Activity areas

■  Italy
Eni has been operating in Italy since 1926. In 2010, Eni’s oil and gas production amounted to 183 kboe/d. Eni’s activities in Italy are deployed in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley, on a total acreage of 23,896 square kilometers (19,097 net to Eni). Eni’s exploration and development activities are regulated by concession contracts.
In October 2010, with a view to rationalizing its upstream portfolio, Eni closed the divestment of the entire share capital of its subsidiary Società Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy.
In the medium-term, production is expected to slightly increase due to the production ramp-up of the Val d’Agri fields and ongoing new field projects and continuing production optimization activities partly offset by mature fields decline and divested fields.

Adriatic Sea
Production Fields in the Adriatic Sea accounted for 55% of Eni’s domestic production in 2010. Main operated fields are Barbara, Angela-Angelina, Porto Garibaldi, Cervia and Bonaccia (for an overall production of approximately 212 mmcf/d). Production is operated by means of 87 fixed platforms (3 of these are manned) installed on the main fields, to which satellite fields are linked by underwater infrastructures. Production is carried by sealine to the mainland where it is input in the national gas network.

In March 2010, production started at the offshore Annamaria B platform (Eni operator with a 90% interest). Production is carried by sealine to the Fano terminal where it is input in the national network. During the course of the year the field reached its production plateau at approximately 40 mmcf/d.
Production started-up at the Bonaccia Est field flowing at the initial rate of approximately 36 mmcf/d.
Development Activities for the year concerned actions for optimization of producing fields by means of sidetrack and work over activities (Barbara, Annalisa and Azalea). Other planned activities were performed including development activity at the Guendalina field.

Central-Southern Apennines
Production Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region in Southern Italy. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 24 production wells and is treated by the Viggiano oil center with an oil capacity of 104 kbbl/d. Oil produced is carried to Eni’s refinery in Taranto via a 136-kilometer long pipeline. Gas produced is treated at the Viggiano oil center and then delivered to the national grid system. In 2010, the Val d’Agri concession produced 88 kboe/d (47 net to Eni) representing 26% of Eni’s production in Italy.
Development Development activities progressed at the Val d’Agri concession as wells at Cerro Falcone were connected to the oil treatment centre. Other activities were performed in Val d’Agri including sidetrack programs and facility upgrading.
During the year, upgrading activities of compression plants and treatment facilities were performed at the Crotone plants. The main development activities in natural gas concern the Capparuccia field.
Exploration Exploration activity concerned the survey of mineral potential in the area.

Sicily
Production Eni is operator of 15 production concessions onshore and offshore Sicily. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2010 accounted for 10% of Eni’s production in Italy.

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Development Development activities concerned the completion of the Tresauro field. Upgrading activities of compression plants and treatment facilities were performed at the Bronte plants.

■  Rest of Europe

Croatia
Eni has been present in Croatia since 1996. In 2010, Eni’s production of natural gas averaged 45 mmcf/d. Activities are deployed in the Adriatic Sea near the city of Pula over a developed and undeveloped area of 1,975 square kilometers (987 square kilometers net to Eni).
Exploration and production activities in Croatia are regulated by Production Sharing Agreements (PSAs).
Production The main producing gas fields, Annamaria B, Ivana, Ika & Ida, Marica and Katarina, are operated by Eni through a 50/50 joint operating company with the Croatian oil company INA. Production is carried by sealine and sold on the Italian and Croatian market.
Development Activities are underway to assessing possible development opportunities of the Bozica and Ika South West fields.

Norway
Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a developed and undeveloped acreage of 8,232 square kilometers (2,418 square kilometers net to Eni). Eni’s production in Norway amounted to 123 kboe/d in 2010.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for any given number of years with possible extensions.
In the medium-term, planned development projects will offset mature field declines.

Norwegian Sea
Production Eni currently holds interests in 6 production areas. The principal producing fields are Aasgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%), Yttergryta (Eni’s interest 9.8%), Norne (Eni’s interest 6.9%) and Urd (Eni’s interest 11.5%) which in 2010 accounted for 72% of Eni’s production in Norway. The gas produced in the area is collected at the Aasgard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the Dornum terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB.
In 2010, production was started-up at the Morvin field (Eni’s interest 30%) as three wells of the development program were put into production. Production is expected to peak at 15 kboe/d net to Eni in 2011 when the project is completed.
Development Activities in the year were aimed at maintaining production levels by means of sidetracking and infilling activities at the main producing fields. Development activities progressed to put in production discovered reserves near the Aasgard field with the Marulk development plan (Eni operator with a 20% interest). Start-up is expected in 2012.
Exploration Eni holds interests in 33 Prospecting Licenses ranging from 5 to 70%, 5 of these are operated. Exploration activities yielded positive results in: (i) the Prospecting License 128 (Eni’s interest 11.5%) with the Fossekal oil discovery that will exploit synergies with the Norne (Eni’s interest 6.9%) production facilities; (ii) the PL 473 license (Eni’s interest 29.4%) with the Flyndretind oil discovery.

Norwegian section of the North Sea
Production The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018 which in 2010 produced 34 kboe/d net to Eni and accounted for 28% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teesside terminal in the United Kingdom for oil and to the Emdem terminal in Germany for gas.

Development Ongoing activities aimed at maintaining and optimizing production at the Ekofisk field by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.
Exploration Eni holds interests in 6 prospecting licenses ranging from 12 to 45%, one of them as operator.

Barents Sea
Eni is currently performing exploration and pre-development activities in the Barents Sea. Eni is operator of Prospecting License 201 (Eni’s interest 67%), 489 (Eni’s interest 40%), 229-229B-229C (Eni’s interest 65%), 529 (Eni’s interest 30%), 533 (Eni’s interest 40%) and holds a 30% interest in Prospecting License 393 and 532 as well as in PL 226 (Eni’s interest 31%). Operations have been focused on developing the Goliat discovery made in 2000 at a water depth of 370 meters in PL 229 (Eni operator with a 65% interest). The project was sanctioned in 2009 and is progressing according to schedule. Commencement is expected in 2013 with a production plateau at 100 kbbl/d and recoverable reserves of 175 mmboe. In 2010, EPC contracts have been awarded for building an FPSO unit that will be linked to an underwater production system, onshore facilities and an offshore supply system designed to reduce CO2 emissions.
A new exploration campaign started with the drilling of four commitment wells. Before the commencement activities, Eni, in agreement with local authorities, carried out exercises to deal with any oil-spill. Exploration activities yielded positive results in PL 532 with the

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Skrugard oil and natural gas discovery.
In April 2011, Eni awarded 2 exploration licenses: (i) the PL608 (Eni’s interest 30%) near the Skrugard discovery; (ii) the PL226B (Eni’s interest 31%) in high mineral potential area.

Poland
In December 2010, Eni acquired Minsk Energy Resources, which operates 3 licenses in the Polish Baltic Basin. Management believes that it is a highly prospective shale gas play. Drilling operations are expected to start in the second half of 2011 with a total exploration commitment of 6 wells. Through this agreement, Eni makes its entrance into European unconventional gas, in line with the Company’s strategy of expanding its position in unconventional resources.

United Kingdom
Eni has been present in the UK since 1964. Eni’s activities are carried out in the British section of the North Sea, the Irish Sea and certain areas East and West of the Shetland Islands over a developed and undeveloped acreage of 3,592 square kilometers (1,151 square kilometers). In 2010, Eni’s net production of oil and gas averaged 91 kboe/d, the portion of liquids being 52%.
In 2010, Eni signed a Sale and Purchase Agreement to divest its 18% stake of the Blane producing field and completed the divestment of its entire working interest in the Laggan (Eni’s interest 20%) and Tormore (Eni’s interest 22.5%) fields.
Exploration and production activities in the United Kingdom are regulated by concession contracts.
In the medium-term, production is expected to decrease due to mature field declines.

Production Eni holds interests in 13 production areas; in 1 of these Eni is operator. The main fields are Elgin/Franklin (Eni’s interest 21.87%), West Franklin (Eni’s interest 21.87%), Liverpool Bay (Eni’s interest 53.9%), J-Block Area (Eni’s interest 33%), Andrew (Eni’s interest 16.21%), Farragon (Eni’s interest 30%), Flotta Catchment Area (Eni’s interest 20%) and MacCulloch (Eni’s interest 40%), which in 2010 accounted for 85% of Eni’s production in the United Kingdom.

Production started-up in Burghley field (Eni’s interest 21.92%). Other ongoing activities are aimed at optimizing production at the Elgin/Franklin field and infilling activity at the J-Block.
Development In the fourth quarter of 2010, the following projects were sanctioned by partners and relevant authorities: (i) the development plan of the Jasmine discovery (Eni’s interest 33%). Engineering activities are currently ongoing and start-up is expected in 2012; and (ii) Phase 2 of the development program of the West Franklin field. This project comprises the construction of a production platform and the drilling of additional wells with production processed by the Elgin/Franklin treatment plant.
Pre-development activities started in Kinnoull oil and gas discovery (Eni’s interest 16.67%) to be developed through Andrew field’s production facilities.
Exploration Eni holds interests in 52 exploration blocks ranging from 5 to 100%, in 5 of these Eni is operator. Exploration activity concerned the drilling of an appraisal well in the Culzean gas discovery (Eni’s interest 16.95%), near the Elgin/Franklin producing field for assessing its possible development options.

■  North Africa

Algeria
Eni has been present in Algeria since 1981. In 2010, Eni’s oil and gas production averaged 77 kboe/d. Operating activities are located in the Bir Rebaa area in the South-Eastern Desert and include the following

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exploration and production blocks: (i) Blocks 403a/d (Eni’s interest up to 100%); (ii) Blocks 401a/402a (Eni’s interest 55%); (iii) Blocks 403 (Eni’s interest 50%) and 404a (Eni’s interest 12.25%); (iv) Blocks 208 (Eni’s interest 12.25%) and 405b (Eni’s interest 75%) with ongoing development activities; (v) Block 212 (Eni’s interest 22.38%) with discoveries already made; and (vi) Blocks 316b, 319a and 321a (Eni operator with a 100% interest) in the Kerzaz area with ongoing exploration activities.
Developed and undeveloped acreage of Eni’s interests in Algeria was 19,610 square kilometers (17,244 square kilometers net to Eni).
Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.
In the medium-term, production is expected to increase reflecting the development of assets in portfolio, with an expected production of approximately 120 kboe/d by 2014.

Blocks 403a/d
Production Production in the area comes mainly from the HBN and Rom and satellite fields and represented approximately 23% of Eni’s production in Algeria in 2010. Production from Rom and Satellites (Zea, Zek and Rec) is treated at the Rom Central Production Facilities (CPF) and sent to the BRN treatment plant for final treatment, while production from the HBN field is treated at the HBN/HBNS oil center at the Groupment Berkine.
Development The main project underway is the integrated development of Rom and satellites reserves (Zea, Zek and Rec) following the mineral potential revaluation. The development plan has been approved by the relevant authorities. Current production is collected at the Rom Central Production Facility (CPF) and delivered to the treatment plant in Bir Rebaa North. An export pipeline has been completed and a new multiphase pumping system is under finalization in compliance with applicable Country law to reduce gas flaring.

Blocks 401a/402a
Production Production from this area is supplied mainly by the Rod and satellite fields and accounted for approximately 23% of Eni’s production in Algeria in 2010. Infilling activities are being performed in order to maintain the current production plateau.

Block 403
Production The main fields in the area are BRN, BRW and BRSW which accounted for approximately 17% of Eni’s production in Algeria in 2010.

Block 405b
Development Activities in the area concerned the joint development MLE and CAFC, assets acquired from Canadian company First Calgary in 2008. The final investment decision was sanctioned for both projects (MLE in 2009; CAFC in April 2010). The MLE development plan provides for the construction of a natural gas treatment plant with a capacity of 350 mmcf/d and of four export pipelines with linkage to the national grid system. These facilities will also receive gas from the CAFC field. As of December 31, 2010, 61% of MLE project was completed.
The CAFC project provides the construction of an oil treatment plant and will also benefit from synergies with existing MLE production facilities. As of December 31, 2010, 27% of CAFC project was completed.
MLE and CAFC start-up are expected in 2011 and 2012, respectively, with a production plateau of approximately 33 kboe/d net to Eni by 2014.

Block 208
Development Block 208 is located south of Bir Rebaa. The El Merk project is designed to jointly develop this block and adjoining blocks operated by other companies. The final investment decision was reached in 2009. The project scheme provides for the construction of a NGL treatment plant with a capacity of approximately 600 mmcf/d and 2 oil trains with a capacity of 65 kbbl/d for the production of 11 kboe/d net to Eni. Start-up is expected in 2012.
The project is progressing with the drilling activities and the construction of treatment facilities. 60% of the project scope was completed at year end.

Egypt
Eni has been present in Egypt since 1954 is the first international oil operator with a gross production amounting to 578 kboe/d (232 net to Eni) in 2010, over a developed and undeveloped acreage of 17,804 square kilometers (6,594 square kilometers net to Eni). Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%) and in the Western Desert, mainly the Melehia concession (56% interest) and Ras Qattara (75% interest). Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (50% interest), Baltim (50% interest) and Ras el Barr (50% interest, non-operated) all located in the offshore Nile Delta. In 2010, production from these main concessions accounted for approximately 90% of Eni’s production in Egypt.
In July 2010, Eni signed a Strategic Framework Agreement with the Egyptian Ministry of Petroleum for new upstream and downstream initiatives. The agreement provides for: (i) a joint study to evaluate a number of upstream activities in the Mediterranean Basin and outside Egypt, including Gabon and Iraq; and (ii) an initiative to secure rights for Eni to acquire gas transport capacity in the Arab Gas Pipeline system in compliance with existing intergovernmental agreements.
Exploration and production activities in Egypt are regulated by Production Sharing Agreements.
In the next four years Egypt confirms to be one of Eni’s largest oil and gas producing Countries.

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Eni Fact Book Exploration & Production

Gulf of Suez
Production Liquid production mainly comes from the Belayim field, Eni’s first large oil discovery in Egypt, which produced approximately 60 kbbl/d net to Eni in 2010.
In May 2010, Eni divested a 50% interest in the Ashrafi offshore field located in the Gulf of Suez. Eni will retain operatorship and a 50% interest. In 2010, oil production of Ashrafi field was 2 kbbl/d net to Eni.
Development Basic engineering activities continued for the upgrading of water injection facilities to recover remaining reserves of the Belayim field.
Exploration Exploration activities yielded positive results with two discovery wells containing oil that were linked to existing facilities.

Nile Delta
North Port Said
Production Eni’s production for the year amounted to 35 kboe/d net to Eni (approximately 177 mmcf/d of gas and 4 kbbl/d of condensates). Part of the production of this concession is supplied to the NGL (natural gas liquids) plant owned by United Gas Derivatives Co (Eni’s interest 33%) with a treatment capacity of 1.1 bcf/d of natural gas and a yearly production of 380 ktonnes of propane, 305 ktonnes of LPG and 1.5 mmbbl of condensates. A plan is being studied for upgrading the plant’s capacity to 1.3 bcf/d.

Development Ongoing development activities aim at supporting current gas production levels. Upgrading progressed at the El Gamil compression facility to support the Nord Port Said, el Temsah and Ras el Barr production concessions.

Baltim
Production In this concession, Eni’s production for the year amounted to approximately 22 kboe/d net to Eni (approximately 106 mmcf/d of gas and 3 kbbl/d of condensates). During the year, development activities continued at the Abu Madi plant in order to increase compression capacity supporting production from Baltim.

Ras el Barr
Production This concession contains three fields: Ha’py, Akhen and Taurt. Eni’s production in 2010 amounted to approximately 140 mmcf/d net to Eni.

El Temsah
Production This concession includes the Temsah and Denise fields. Eni’s production in 2010 amounted to approximately 50 kboe/d (approximately 247 mmcf/d of gas and approximately 6 kbbl/d of condensates) net to Eni.
Near this concession, in 2010, production started at the Tuna field (Eni operator with a 50% interest) through linkage to the El Gamil facilities, with a production plateau at approximately 70 mmcf/d.
Natural gas production of this concession is supplied to the Damietta natural gas liquefaction plant owned by Unión Fenosa Gas, with 35 bcf/y of feed gas for a 20-year period.
Development Development activities concerned mainly: (i) the second phase at the Denise field through the drilling of 3 additional underwater wells to be linked to the Tuna facilities and to the TNW2/Denise A platform; (ii) the upgrade of the El Gamil plant.

Exploration in the Nile Delta
This area shows a relevant mineral potential, mainly of gas, and is undergoing an extensive 3D seismic acquisition campaign for assessing the residual mineral potential. Exploration activities yielded positive results with El Qara North (Eni’s interest 75%) and Zaafaran East (Eni’s interest 75%) gas discoveries which were linked to the existing nearby facilities.

Western Desert
Production Other operated production activities are located in the Western Desert, in particular in the Melehia (Eni’s interest 56%), Ras Qattara (Eni’s interest 75%), West Abu Gharadig (Eni’s interest 45%) and West Razzak (Eni’s interest 80%) development permits containing mainly oil.

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Concessions in the Western Desert accounted for approximately 6% of Eni’s production in Egypt in 2010.
Exploration Exploration activities yielded positive results in the Melehia development lease with the Jana and Arcadia oil discoveries. The latter was started-up in the second half of the year.

Libya
Eni started operations in Libya in 1959. In 2010, Eni’s oil and gas production averaged 273 kboe/d, the portion of liquids being 43%. Production activity is carried out in the Mediterranean Sea near Tripoli and in the Libyan Desert area and includes six contract areas, over a developed and undeveloped acreage of approximately 36,375 square kilometers (18,165 square kilometers net to Eni). Onshore contract areas are: (i) Area A consisting in the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 (Bu Attifel field) and the NC 125 Block (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); and (iv) Area F with former Block 118 (Eni’s interest 50%). Offshore contract areas are: (i) Area C with the Bouri oil field (Eni’s interest 50%); and (ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Muzurk Basin (161/1, 161/2&4, 176/3), in the Kufra area (186/1, 2, 3 & 4) and in the contract Areas A, B and D.
Exploration and production activities in Libya are regulated by Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.
Main development activities underway concerned the Western Libyan Gas Project (Eni’s interest 50%) for the monetization of gas reserves ratified in the strategic agreements between Eni and NOC. Activities were performed for maintaining in the future gas production profiles at the Wafa and Bahr Essalam fields through increasing compression capacity at the Wafa field and drilling additional wells at both fields. In 2010, volumes delivered through the GreenStream pipeline were 309 bcf. In addition, 53 bcf were sold on the Libyan market for power generation and approximately 7 bcf to feed the GreenStream compressor station.
Future developments in Libya, which we are currently unable to predict, may have a material adverse effect on Eni’s production targets. However, in our planning assumptions to 2014 we assumed that the Libyan production would resume flowing at its normal rate at some point in the future.

Tunisia
Eni has been present in Tunisia since 1961. In 2010, Eni’s production amounted to 20 kboe/d. Eni’s activities are located mainly in the Southern Desert areas and in the Mediterranean offshore facing Hammamet, over a developed and undeveloped acreage of 6,464 square kilometers (2,274 square kilometers net to Eni).
Exploration and production in this Country are regulated by concessions.
Eni’s production in Tunisia is expected to post an increase in the medium-term due to the development of recent offshore discoveries.
Production Production mainly comes from the operated Maamoura and Baraka offshore blocks (Eni’s interest 49%) and the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks.
In 2010, Eni signed new terms for the El Borma concession (Eni’s interest 50%), due to expire in 2043.
Development Development activities concerned the completion of the operated Baraka project and ramp-up of production at Maamoura field. Optimization of production was carried out at the Adam, Djebel Grouz (Eni’s interest 50%), Oued Zar and El Borma fields.

Exploration Exploration activities concerned a 3D seismic acquisition campaign on Borj el Khadra (Eni’s interest 25%) and El Borma concessions.
An exploration campaign, geological and geophysical studies started in the area for assessing the residual mineral potential of conventional and unconventional gas resources.

■  West Africa

Angola
Eni has been present in Angola since 1980. In 2010, Eni’s production averaged 118 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore over a developed and undeveloped acreage of 20,101 square kilometers (4,520 square kilometers net to Eni).
The main blocks with Eni’s participation are: (i) Block 0 in offshore Cabinda (Eni’s interest 9.8%) West of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest ranging from 12% to 55%) in the offshore of the Congo Basin; (iii) Development Areas in the former Block 14 (Eni’s interest 20%) in the deep offshore West of Block 0; and (iv) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin.
Eni also holds interests in other minor concessions, in particular in the Lianzi Development Area (former 14K/A IMI Unit Area - Eni’s interest 10%). In the exploration and development phase, Eni is operator of Block 15/06 (35% interest), holds 12% interest in Block 3/05-A, 15% interest in Cabinda North (onshore) and 20% interest in the Open Areas of the Gas Project (see below).

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In January 2011, Eni was awarded rights to explore and the operatorship of deep offshore Block 35, with a 30% interest. The agreement foresees drilling 2 wells to be carried out in the first 5 years of exploration. This deal is subject to the approval of the relevant authorities.
Exploration and production activities in Angola are regulated by concessions and PSAs.
In the medium-term, production is expected to increase at approximately 190 kbbl/d reflecting contributions from ongoing development projects. In the next four years Angola confirms to be one of Eni’s largest producing countries.

Block 0
Production Block 0 is divided into areas A and B. In 2010, production from this block amounted to 386 kbbl/d (38 kbbl/d net to Eni). Oil production from area A, deriving mainly from the Takula and Malongo fields amounted to 24 kbbl/d net to Eni. The Mafumeira field (Eni’s interest 9.8%) was reached a production plateau of 45 kbbl/d (approximately 4 kbbl/d net to Eni) due to the completion of planned development activities.
Production of area B derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to 14 kbbl/d net to Eni.
Development Within the activities for reducing gas flaring in the area, activity progressed at the Nemba field in Area B.
Completion is expected in 2013, reducing flared gas by approximately 85%. Other ongoing projects include: (i) completion of transport and treatment facilities at the Malongo plant; and (ii) installation of a second compression unit at the platform in the Nemba field in Area B. Flaring down of the Malongo area is still underway with completion expected in 2011.
Infilling activities are underway on the whole block in order to contrast natural decline.
Exploration Exploration activities yielded positive results with the liquids and gas discovery located in the Vanza area.

Block 3
Production Block 3 is divided into three production offshore areas. In 2010, production from this block amounted to 68 kbbl/d (approximately 5 kbbl/d net to Eni).
Development Concept Definition studies are underway in the Punja and Caco-Gazela discoveries.

Block 14
Production In 2010, Development Areas in former Block 14 produced 204 kbbl/d (23 kbbl/d net to Eni), accounting for 17% of Eni’s production in Angola. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are: (i) Kuito, started-up in 1999, flowing at 3 kbbl/d net to Eni in 2010; (ii) Landana and Tombua, started-up in 2009, peaking production at 98 kbbl/d (17 kbbl/d net to Eni) expected in 2012. Production is supported by a Compliant Piled Tower provided with treatment facilities; (iii) Benguela-Belize/Lobito-Tomboco, started-up in 2006, flowing at 11 kbbl/d net to Eni in 2010. Infilling activity was carried out at the latter fields. Production from these fields is supported by a Compliant Piled Tower provided with treatment facilities for Benguela-Belize and an underwater linkage system for Lobito-Tomboco.
Oil produced is treated at the Malongo plant. Associated gas of Landana/Tombua and Benguela-Belize/Lobito-Tomboco will be re-injected in the Nemba reservoir and later it will be delivered via a transport facility under construction to the A-LNG liquefaction plant (see below). Start-up is expected in 2014.
Development Concept Selection activities are underway in the recent Malange and Lucapa discoveries.
Exploration Exploration activities yielded positive results with the Lucapa 6 appraisal oil well. Activities are underway for assessing its possible development opportunities following the area’s mineral potential revaluation.

Block 15
Production Development Areas in former Block 15 produced on average 534 kbbl/d (approximately 49 kbbl/d net to Eni) in 2010. This is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil. Production derives mainly from the Kizomba discovery area with: (i) the Hungo/Chocalho fields, started-up in August 2004 as part of phase A of the global development plan of the Kizomba reserves; (ii) the Kissanje/Dikanza fields, started-up in July 2005, as part of Phase B. In 2010, these fields operated by FPSO unit yielded production plateau of 315 kbbl/d (approximately 20 kbbl/d net to Eni). Other fields in Block 15 are Xikombo, Mondo and Saxi/Batuque fields which produced 219 kbbl/d (approximately 30 kbbl/d net to Eni) in 2010.
In the medium-term, production plateau will be supported by phased development of satellite discoveries.
Development Activities progressed at the Kizomba satellites project - phase 1. The first phase plans to produce reservoir of the Clochas and Mavacola oil discoveries with a mineral potential estimated at 254 mmbbl. The project provides for the drilling of 18 producing wells (of which 8 injection wells) linked to the FPSO vessels of Kizomba A and B existing in the area. Associated gas will be initially re-injected in the reservoirs in the Kizomba area, and then delivered to the A-LNG liquefaction plant in compliance with applicable Country law to reduce gas flaring. Start-up is expected before mid 2012 and peaking production at 100 kbbl/d (21 kbbl/d net to Eni) in 2013. Drilling activity progressed at the Mondo and Saxi/Batuque fields to finalize their development plan. The subsea facility of the Gas Gathering project has been already completed. The project provides the construction of a pipeline collecting all the gas of the Kizomba A and B, Mondo and Saxi/Batuque fields for supplying to the A-LNG liquefaction plant.

Block 15/06
Exploration activities yielded positive results with the appraisal wells of the Cinguvu (Cinguvu-1), Cabaça (Cabaça South East-2) and Mpungi (Mpungi 1 e 2) oil discoveries. Appraisal activities were completed ahead of schedule with commitments increasing the initial resource estimate to develop the East Hub and West Hub projects. In February 2010, the West Hub concept definition (FEED) was approved, while the final investment decision was sanctioned at year end. Start-up is expected in 2013 with peaking production at 22 kbbl/d.

Angola LNG
Eni holds a 13.6% interest in the Angola LNG Ltd (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It has been designed with a processing capacity of approximately 1.1 bcf/d of natural gas and production of 5.2 mmtonnes/y of LNG, condensates and LPG. The project has been sanctioned by relevant Angolan Authorities. It envisages the

.

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development of 10,594 bcf of gas in 30 years. Start-up is expected in the first quarter of 2012. LNG is expected to be delivered to the USA market at the re-gasification plant in Pascagoula, currently under construction (Eni’s capacity amounting to approximately 205 bcf/y) in Mississippi. During the year, Eni signed a Memorandum of Understanding with the other project partners to assess possible further marketing opportunities. In 2010, the following activities were carried out: (i) engineering and procurement; (ii) linkage from offshore to onshore facilities; (iii) implementation of the construction of storage tanks for the processed products and onshore plant facilities; and (iv) fuel gas supplies from Block 15.
In addition, Eni is part of a second gas consortium with the national Angolan company and other partners that will explore further potential gas discoveries (Gas Project) to support the feasibility of a second LNG train or marketing projects to deliver gas and associated liquids. Eni is technical advisor with a 20% interest. This Gas Project covers blocks 1, 2, 3, 15 and 15/06, the Lower Congo Basin and the Angolan offshore. Exploration, development and production of non-associated gas and condensates are initially foreseen only in Block 2 (Open Areas).

Congo
Eni has been present in Congo since 1968. In 2010, production averaged 110 kboe/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe Noire and onshore covering a developed and undeveloped acreage of 11,580 square kilometers (6,074 square kilometers net to Eni).

Eni’s main operated oil producing interests in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%), Ikalou (Eni’s interest 100%), Djambala, Foukanda and Mwafi (Eni’s interest 65%), Kitina (Eni’s interest 35.75%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%) and Kouakouala (Eni’s interest 75%) fields.
Other relevant producing areas are a 35% interest in the Pointe Noire Grand Fond, PEX and Likouala permits.
In the exploration phase, Eni also holds interests in the Mer Très Profonde Sud deep offshore block (Eni’s interest 30%), the Noumbi onshore permit (Eni’s interest 37%) and the Marine XII offshore permit (Eni operator with a 65% interest).
Exploration and production activities in Congo are regulated by Production Sharing Agreements.
Production in Congo is expected to increase in the medium-term targeting a level in excess of 120 kbbl/d due to the integration and development of recently acquired assets as well as other projects underway.
Production Production is provided mainly by the M’Boundi (37 kboe/d), Awa Paloukou (9 kboe/d), Zatchi (11 kboe/d), Loango (8 kboe/d), Ikalou (8 kboe/d), Foukanda, Djambala and Mwafi and Kitina (overall 9 kboe/d) fields and by non-operated fields located in production PEX, Pointe Noire Grand Fond and Likouala (overall 22 kboe/d) permits.
Production started-up at Zingali and Loufika (Eni operator with an 85% interest) onshore satellites of the M’Boundi field. Ongoing development activities concerned offshore fields with start-up expected in 2011-2012.
Development Activities on the M’Boundi field moved forward with the application of advanced recovery techniques and a design to monetize associated gas within the activities aimed at reducing flared gas. In 2009 Eni signed a long-term agreement to supply associated gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) the under construction potassium plant, owned by Canadian Company MAG Industries; (ii) the existing Djeno power plant (CED - Centrale Electrique du Djeno); and (iii) the recently built CEC Centrale Electrique du Congo power plant (Eni’s interest 20%). These facilities will also receive gas in the future from the offshore discoveries of the Marine XII permit. Development activities to build the CEC power plant moved forward as scheduled in the cooperation agreement signed by Eni and the Republic of Congo in 2007, with the start-up of the first and second turbo-generator.
Within the activities aimed to monetize gas reserves, the RIT project moved forward with the rehabilitation plan of the Pointe Noire-Brazzaville power grid. In 2010, the project DEPN - Phase 1 (Distribution Electrique à Pointe Noire) started-up in the town of Pointe Noire.
Within the cooperation agreement, a project concerns the development and extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits. The two deposits cover an area of 1,790 square kilometers and are deemed to contain significant amounts of resources based on a recent survey. Eni plans to apply its proprietary Eni Slurry Technology (EST) for the monetization of heavy oils extracted from these sands. This technology can totally abate heavy residues and maximize light products. The project will also benefit from synergies resulting from the close proximity of the M’Boundi oilfield.

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Democratic Republic of Congo
In August 2010, Eni signed an agreement with UK-based Surestream Petroleum to acquire a stake of 55% and operatorship in the Ndunda block located in the Democratic Republic of Congo. The agreement has already been sanctioned by the relevant authorities and marks the implementation of the strategic partnership signed with the Democratic Republic of Congo in August 2009 to cooperate in developing the Country’s oil resources.

Ghana
Eni has been present in Ghana since 2009, following the acquisition of the offshore exploration permits Cape Three Point South and Cape Three Point (Eni operator with a 47.2% interest).
Ongoing exploration activities provide the drilling of one appraisal well of the Sankofa oil and natural gas discovery in 2011 as well as one exploration well in the Cape Three Point permit.
Exploration activities will also benefit from synergies resulting from the recent offshore acquisition in Togo.

Nigeria
Eni has been present in Nigeria since 1962. In 2010, Eni’s oil and gas production averaged 172 kboe/d over a developed and undeveloped acreage of 41,339 square kilometers (8,439 square kilometers net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development/production phase Eni is operator of onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 85%), OMLs 120-121 (Eni’s interest 40%), holding interests in OML 118 (Eni’s interest 12.5%) as well as in OML 119 and 116 Service Contracts. As partners of SPDC JV, the largest joint venture in the Country, Eni also holds a 5% interest in 26 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.
In the exploration phase, Eni is operator of offshore Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 85%) and onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135 (former OPL 219).
Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and concession contracts as well as

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service contracts, in two blocks, where Eni acts as contractor for state owned companies.
Production is expected to increase in the medium-term mainly due to the development of gas reserves. Eni’s production is expected to achieve a level of approximately 190 kboe/d, confirming Nigeria among Eni’s largest producing Countries.

Blocks OMLs 60, 61, 62 and 63
Production Onshore licenses OMLs 60, 61, 62 and 63 accounted for 40% of Eni’s production in Nigeria in 2010. Liquid and gas production is supported by the NGL plant at Obiafu-Obrikom with a treatment capacity of approximately 706 mmcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2010, supplies to this power station were an overall amount of approximately 70 mmcf/d, corresponding to approximately 12 kboe/d (2 kboe/d net to Eni). This project is part of the Nigerian government and Eni’s plans for the reduction of carbon dioxide emissions and qualifies as CDM (Clean Development Mechanism) as provided for by the Kyoto Protocol.
Development In the framework of the activities aimed at guaranteeing production to feed the Bonny LNG plant, the basic engineering work for increasing capacity at the Obiafu/Obrikom plant was completed as well as the installation of a new treatment plant and transport facilities for carrying 155 mmcf/d of feed gas for 20 years. To the same end the development plan of the Tuomo gas field has been progressing along with its linkage to the Ogbainbiri treatment plant. In 2010, a new compressor plant was started-up aiming to feed gas for the liquefaction trains 4 and 5, amounting to 311 mmcf/d (60 mmcf/d net to Eni). In Block OML 61 flaring down of the Ebocha oil plant was completed.
Exploration Exploration activity yielded positive results with the Tuomo 4 oil discovery (Eni’s interest 20%).

Block OML 125
Production The Abo field production amounted to approximately 22 kbbl/d of oil net to Eni in 2010. Production is supported by an FPSO unit with a 45 kbbl/d capacity and an 800 kbbl storage capacity.

Block OML 118
Production The Bonga oil field produced 19 kbbl/d of oil net to Eni in 2010. Production is supported by an FPSO unit with a 225 kbbl/d treatment capacity and a 2 mmbbl storage capacity. Associated gas is carried to a collection platform on the EA field and, from there, is delivered to the Bonny liquefaction plant.

Block OML 119
Production Production derived mainly from the Okono/Okpoho fields which yielded 8 kbbl/d of oil net to Eni in 2010. Production is supported by an FPSO unit with an 80 kbbl/d treatment capacity and a 1 mmbbl storage capacity.

Blocks OML 120 and 121
Production In 2010, production of the Oyo oil field started-up. The field is linked to an FPSO unit with treatment capacity of 40 kbbl/d and storage capacity of 1 mmbbl.

SPDC Joint Venture (NASE)
In 2010, production from the SPDC JV accounted for approximately 25% of Eni’s production in Nigeria. The Forcados/Yokri oil and gas field is under development as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Production start-up is expected in 2013 while project completion in 2015.
In Block OML 28, within the integrated oil and natural gas project in the Gbaran-Ubie area, the first treatment unit started-up with first gas production. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of about 1 bcf/d of gas and 120 kbbl/day of liquids, the drilling of producing wells and the construction of a pipeline to carry the gas to the Bonny liquefaction plant.

The LNG business in Nigeria
Eni holds a 10.4% interest in Nigeria LNG Ltd responsible for the management of the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The seventh unit is being engineered as it is in the planning phase. When fully-operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture and the NAOC JV, the latter operating Blocks OMLs 60, 61, 62 and 63. In 2010, total supplies were 1,870 mmcf/d (191 mmcf/d net to Eni corresponding to 34 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.
Eni holds a 17% interest of the Brass LNG Ltd Company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100 kilometers West of Bonny. This plant is expected to start operating in 2016 with a production capacity of 10 mmtonnes/y of LNG corresponding to 590 bcf/y (approximately 60 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the gathering of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 60 and 61. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity (corresponding to approximately 81 bcf/y). LNG will be delivered to the USA market mainly at the re-gasification plant in Cameron, in Louisiana. Eni’s capacity amounts to approximately 201 bcf/y. Front end engineering activities progressed. EPC tender exercise is ongoing. The final investment decision is expected in 2011.

Togo
In October 2010, Eni was awarded operatorship of offshore Block 1 and Block 2 (Eni 100%) in the Dahomey Basin as part of its agreements with the Government of Togo to develop the Country’s offshore mineral resources.

■  Kazakhstan
Eni has been present in Kazakhstan since 1992 where the Company co-operates the Karachaganak producing field and is a partner of the consortium of the North Caspian Sea PSA to develop the Kashagan field.

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Kashagan
Eni holds a 16.81% working interest in the NCSPSA. The NCSPSA defines terms and conditions for the exploration and development activities to be performed in an area encompassing approximately 4,600 square kilometers. The Kashagan field was discovered in the Northern section of the contractual area in the year 2000. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project.
The new North Caspian Operating Co (NCOC) BV participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and the onshore part of Phase 2.
The consortium is currently focused on completing Phase 1 and starting commercial oil production. Phase 1 completion as at December 2010 was around 80%, of which the completion of tranches 1 and 2 allowing the first production was around 90%. The partners of the venture are currently discussing an update of the expenditures and time schedule to complete Phase 1 which were included in the development plan approved in 2008 by the relevant Kazakh Authorities. The consortium continues to target the achievement of first commercial oil production by end of 2012. However, the timely delivery of Phase 1 depends on a number of factors which are presently under review.
Phase 1 of the project targets an initial production capacity of 150 kbbl/d. In the 12-15 months following start-up, the treatment plant and the compression facilities for gas re-injection will be started-up enabling an increase of production capacity to 370 kbbl/d by 2014. A further increase in production capacity to 450 kbbl/d is expected as additional compression capacity for gas re-injection becomes available with the start-up of Phase 2 offshore facilities. Early engineering studies of Phase 2 are underway aiming at optimizing the development scheme.
However, taking into account that future development expenditures will be incurred over a long time horizon and subsequently to the production start-up, management does not expect a material impact on the Company’s liquidity or its ability to fund these capital expenditures. In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production from Phase 2 and subsequent phases to the international markets.

Karachaganak
Production Located onshore in West Kazakhstan, Karachaganak is a liquid and gas field with recoverable reserves of 5 bboe. Operations are conducted by the Karachaganak Petroleum Operating consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture both with a 32.5% interest.
In 2010, production of the Karachaganak field averaged 228 kbbl/d of liquids (65 net to Eni) and 812 mmcf/d of natural gas (237 net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir and re-injecting the associated gas in the higher layers. Approximately 70% of liquid production is stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 200 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production and associated gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg.

Development The execution of the fourth treatment unit has been progressing towards completion and will enable to increase export of oil volumes to Western markets of currently non-stabilized liquids delivered to the Orenburg terminal.
Phase 3 of the Karachaganak project targets to increase the development of gas and condensates reserves. The engineering activities identified a phased approach as the preferred development strategy with stage 1 of the project providing for the installation of gas producing and re-injection facilities to increase liquid production and gas sales in accordance with the foreseeable future market conditions. Technical and marketing discussion on Phase 3 with the relevant Kazakh Authorities are underway.

■  Rest of Asia

China
Eni has been present in China since 1984. In 2010, Eni’s production amounted to 7 kboe/d. Activities are located in the South China Sea over a developed and undeveloped acreage of 18,394 square kilometers (18,232 square kilometers net to Eni).
In January 2011, Eni signed a Memorandum of Understanding with the national oil company PetroChina to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in China and outside China. The parties will also cooperate in the field of advanced technology, with a special focus on the exploitation of unconventional oil and gas resources.
Exploration and production activities in China are regulated by Production Sharing Agreements.
Production Hydrocarbons are produced from offshore Blocks 16/08 and 16/19 through eight platforms connected to a FPSO. Natural gas production from the HZ21-1 field is delivered through a sealine to the Zhuhai Terminal and sold to the Chinese National Company CNOOC. Oil,

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which is sold into the domestic market, is mainly produced from HZ25-4 field (Eni’s interest 49%). Activity is operated by the CACT-Operating Group (Eni’s interest 16.33%).
Development In 2010, the installation of a production platform was completed on the HZ25-3/1 field. The drilling activity of the HZ25-4 and HZ25-3/1 fields is expected to be finalized in 2011.

East Timor
Eni entered East Timor in 2006 and is operator with an 80% interest of 4 offshore blocks with an undeveloped acreage of 8,087 square kilometers (6,470 square kilometers net to Eni). The first phase of the exploration plan with a three-year term provides the acquisition of seismic data and has been already completed, and the drilling of 2 wells, the first one drilled in 2010.

India
Eni has been present in India since 2005 and is performing exploration and development activities over a developed and undeveloped acreage of 28,164 square kilometers (10,089 square kilometers net to Eni). In 2010, Eni’s production amounted to 8 kboe/d. Eni’s main fields in production/development are located in the offshore Cauvery Basin near the south-eastern coast.
Production Production mainly comes from the PY-1 gas field which is part of the assets belonging to Hindustan Oil Exploration Co Ltd (Eni’s interest 47.18%) acquired within Burren acquisition. Gas production is sold to the local national oil company.
Exploration Exploration in the year concerned: (i) offshore MN-DWN-2002/1 block (Eni’s interest 34%) located in the Bay of Bengal through the drilling of the first commitment well; (ii) onshore AAP-ON-94/1 block (Eni operator with a 40% interest) in Assam basin, located in the North-East area, through the drilling of the second commitment well.
Other exploration activities were carried out at the offshore Blocks AN-DWN-2003/2 (Eni operator with a 40% interest) and located west of the Andaman islands where 3 deepwater wells are going to be drilled by the mid of 2011.

Indonesia
Eni has been present in Indonesia since 2001. Eni’s production amounted to 19 kboe/d, mainly gas, in 2010. Activities are concentrated in the Eastern offshore and onshore East Kalimantan, offshore Sumatra, and offshore and onshore areas of West Timor, over a developed and undeveloped acreage of 25,789 square kilometers (12,912 square kilometers net to Eni) in 12 blocks.
Exploration and production activities in Indonesia are regulated by PSAs.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%) with seven production fields. This gas is treated at the Bontang liquefaction plant, one of the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.
Development Eni is also involved in the ongoing study phase of joint development of the oil and gas discoveries in the Bukat permit (Eni operator with a 66.25% interest) and the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). In 2010, exploration activities related to the coal bed methane project were started in the Sanga Sanga PSC (Eni’s interest 37.8%). In case of commercial discovery, the project will exploit the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant.
Exploration Exploration activity yielded positive results in the Muara Bakau permit (Eni operator with a 55% interest), located offshore

Borneo, where the Jangkrik 2 and 3 appraisal wells significantly increased the initial reserve evaluations to over 1,400 bcf.

Iran
In 2010, activities were completed at the Darquain project which related to plant commissioning and start-up in view of making formal hand over of operations to local partners. Darquain was the sole Eni-operated project in the Country. When hand over of operations will be completed, Eni’s involvements essentially consist of being reimbursed for its past investments.

Iraq
In January 2010, Eni, leading a consortium of partners including international companies and the national oil company Missan Oil, signed a technical service contract to develop the Zubair oil field (Eni 32.8%) with the Iraqi South Oil Company, under a 20-year term with an option for further 5-year extension. The field was awarded to the Eni-led consortium following a successful first bid round and was offered under a competitive bid starting on June 30, 2009. The development of the project foresees to gradually increase production to a target plateau level of 1.2 mmbbl/d over the next six years. The contract provides for the recovery of expenditures incurred from the incremental production of the field and the recognition of a remuneration fee once the production has been raised by 10% from its initial level of approximately 180 kbbl/d. Development provides for two phases: (i) Rehabilitation Plan, approved in June 2010, aimed at improving the current production level and the knowledge of the reservoir; (ii) Redevelopment Plan allowing to reach the scheduled targets.
In 2010, all the milestones planned for the initial phase of the project were achieved. In particular, in September 2010, production was raised by more than 10% above the initial production rate allowing the Consortium, based on the contact provisions, to begin recovery of costs and recognition of remuneration fee. Therefore Eni starting from the last quarter of 2010 booked its equity production in relation to its share of cost recovery and remuneration.

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Pakistan
Eni has been present in Pakistan since 2000. In 2010, Eni’s production averaged 59 kboe/d mainly of gas. Activities are located onshore covering a developed and undeveloped acreage of 26,346 square kilometers (11,347 square kilometers net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).
Production Eni’s main permits in the Country are Bhit (Eni’s interest 40%), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%) which, in 2010, accounted for 86% of Eni’s production in Pakistan.
Development Development activities concerned: (i) the Bhit field with the completion of a compressor plant and the drilling of new wells aimed at maintaining current production plateau; (ii) the Sawan field with a review of production facilities and reservoir to mitigate the current decline; and (iii) the Zamzama permit with the start-up of the Front End Compressor.
Exploration Exploration activity yielded positive results with the Latif North 1 appraisal well (Eni’s interest 33.33%) which started-up in 2010.

Russia
Eni has been present in Russia since 2007 following the acquisition of Lot 2 in the Yukos liquidation procedure. In particular, acquired assets included three Russian companies operating in the exploration and development of natural gas reserves: OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia. A 51% stake in these companies has been sold to Gazprom in September 2009, as it exercised its call option.
The 3 companies managed by the subholding OOO SeverEnergia (Eni’s interest 29.4%) own significant predominantly gas resources located in the Yamal Nenets region, the largest natural gas producing region in the world: (i) OAO Arctic Gas Company owns two exploration licenses, Sambursky and Yevo-Yakhinskiy including seven gas and condensates fields currently in the appraisal/development phase. Main fields are Samburgskoye and Urengoiskoye; the three partners are committed to producing first gas from the Samburgskoye field in 2012, targeting a production plateau of 150 kboe/d; (ii) ZAO Urengoil Inc owns exploration and development licenses for the Yaro-Yakhinskoye gas and condensates field. Ongoing development activities moved forward bringing the wells to a sufficient level of safety as well as an acquisition seismographic data and an exploration campaign; (iii) OAO Neftegaztechnologia owns the exploration and development license of the Severo-Chaselskoye field where a seismic acquisition campaign is underway.

Saudi Arabia
Eni entered Saudi Arabia in 2004 and is performing exploration activities in the so-called C Area in order to discover and develop gas reserves. This license covering undeveloped acreage of 51,687 square kilometers (25,844 square kilometers net to Eni) is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides for the drilling of 4 wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates and NGL will be sold on international markets. In 2010, Eni reached an extension of commitment exploration activity to carry out a 3D seismic campaign.

Turkmenistan
Eni started its activities in Turkmenistan with the purchase of British company Burren Energy plc in 2008. Activities are mainly focused in the Western part of the Country over developed area of 200 square kilometers net to Eni, splitted into four development areas. In 2010, Eni’s production averaged 12 kboe/d.
Within the Memorandum of Understanding with the State Agency for Hydrocarbons, in 2010, studies to ascertain the oil and gas potential of the Country started-up.
Exploration and production activities in Turkmenistan are regulated by PSAs.
Production Eni is operator of the Nebit Dag producing block (with a 100% interest). Production derives mainly from the Burun oil field. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swapping with the Turkmen Authorities, an equivalent amount of oil at the Okarem field, close to the Southern coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used to own consumption and gas lift system to support production of the Burun field. The remaining amount is delivered to Turkmenneft, via national grid.
Activities were targeted to optimize production by means of drilling development wells and continuation of the facilities upgrading.

Yemen
Eni has been present in Yemen since 2008 following the acquisition of Burren Energy. Activities concern the exploration phase of onshore Block 6 (Eni’s interest 92%) and onshore/offshore Block 17 (Eni’s interest 87.5%) covering an undeveloped acreage of 23,296 square kilometers (20,560 square kilometers net to Eni).
Exploration and production activities in Yemen are regulated by PSA.
In 2010, an extension of the first exploration term of Block 6, located in the oil rich Shabwa Basin, has been reached. Exploration activities progressed at the Block 17 with the re-processing of geological and geophysical data.

■  America

Ecuador
Eni has been present in Ecuador since 1988. In 2010, Eni’s production averaged 11 kbbl/d. Activities are performed in Block 10 (Eni’s interest 100%) located in the Amazon Forest, over a developed acreage of 2,000 square kilometers net to Eni.
In November 2010, Eni signed with the Government of Ecuador new terms for the service contract for the Villano oil field, due to expire in 2023. Under the new agreement, the operated area is enlarged to include the Oglan oil discovery, with volumes in place of 300 mmbbl. In case of a successful appraisal campaign on Oglan, development will be carried out in synergy with existing facilities.
Production Production derives from the Villano field, started-up in 1999. Production is carried out by means of a Central Production Facility linked by pipeline to the storage facility. During the year, workover activities were performed and the Villano Phase 4-A started. The project provides for the drilling of 3 infilling wells to contrast natural depletion.

Trinidad & Tobago
Eni has been present in Trinidad and Tobago since 1970. In 2010, Eni’s production averaged 64 mmcf/d. Activity is concentrated offshore North of Trinidad over a developed acreage of 382 square kilometers (66 square kilometers net to Eni).
Exploration and production activities in Trinidad and Tobago are regulated by PSAs.
Production Production is provided by the Chaconia, Ixora and Hibiscus

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gas fields in the North Coast Marine Area 1 Block (Eni’s interest 17.4%) and is supported by fixed platforms linked to the Hibiscus treatment facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant under long-term contracts. LNG production is sold in the USA, Spain and the Dominican Republic.
In 2010, the development plan of the Poinsettia, Bougainvillea and Heliconia fields in the North Coast Marine Area 1 Block was completed through the installation of a production platform on the Poinsettia field and the linkage to the Hibiscus treatment facility which was already upgraded. The new scheme platform was started-up in 2010.

United States
Eni has been present in the USA since 1968. Activities are performed in the Gulf of Mexico, Alaska and more recently onshore in Texas.
Developed and undeveloped acreage covers 10,435 square kilometers (5,896 square kilometers net to Eni). In 2010, Eni’s oil and gas production is mainly derived from the Gulf of Mexico with an average of 110 kboe/d.
Exploration and production activities in the USA are regulated by concessions.

Gulf of Mexico
Eni holds interests in 354 exploration and production blocks in the Gulf of Mexico of which 61% are operated by Eni.
Production The main fields operated by Eni are Allegheny, East Breaks and Morphet (Eni’s interest 100%), Longhorn-Leo, Devils Towers and Triton (Eni’s interest 75%) as well as King Kong (Eni’s interest 54%) and Pegasus (Eni’s interest 58%). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%), and Thunder Hawk (Eni’s interest 25%) fields.
Drilling activities in the Gulf of Mexico were impacted by the incident at the BP-operated Macondo well. The US Government imposed a six-month moratorium on new offshore drilling activities that was suspended in October 2010. Through the end of 2010, development or drilling activities were still suspended, due to the delay in getting the relevant authorizations.
Exploration Exploration activity yielded positive results with the oil and natural gas Hadrian West appraisal well, located in offshore Block KC 919 (Eni’s interest 25%).

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Texas
Development The development plan of the Alliance area (Eni’s interest 27.5%), in the Fort Worth Basin in Texas moved forward. This area, including gas shale reserves, was acquired in 2009 following a strategic alliance that Eni signed with Quicksilver Resources Inc Production plateau at 10 kboe/d net to Eni is expected in 2012.

Alaska
Eni holds interests in 151 exploration and development blocks in Alaska, with interests ranging from 10 to 100% and for over half of these blocks Eni is the operator.

Production The Ooguruk oil field (Eni’s interest 30%) produced 10 kbbl/d (3 kbbl/d net to Eni) in 2010. Production is treated at the onshore DS-3H plant.
Development Main development activities concerned the Nikaitchuq operated field (Eni’s interest 100%), located in the North Slope Basin, with resources of 220 mmbbl.
Production start-up was achieved at the end of January 2011. The project provides for the drilling 52 wells, of these 22 onshore and the remaining ones from a floating artificial offshore island. The processing facility has been completed and 12 onshore wells have already been drilled. The drilling program will be completed by 2014. Peak production is expected at 28 kbbl/d.

Venezuela
Eni has been present in Venezuela since 1998. In 2010, Eni’s production averaged 10 kbbl/d.
Activity is concentrated in the Gulf of Venezuela and in the Gulf of Paria, over a developed and undeveloped acreage of 2,906 square kilometers (1,154 square kilometers net to Eni).
In June 2010, Eni was awarded gas exploration and development permits with a 40% interest in Punta Pescador and Gulf of Paria Ovest, the latter coinciding with the Corocoro oil field area. Commitment activities are under negotiation with the relevant authorities.
Exploration and production of oil fields are regulated by the terms of the so-called Empresa Mixta. Under the new legal framework, only a company incorporated under the law of Venezuela is entitled to conduct petroleum operations. A stake of at least 60% in the capital of such company is held by an affiliate of the Venezuela state oil company, PDVSA, preferably Corporación Venezuelana de Petróleo (CVP).
Production The Corocoro (Eni’s interest 26%) field is Eni’s only producing asset in the Country. A second development phase is expected to be designed based on the results achieved in the first development phase relating to the well production rate and field performance under water and gas injection. A production peak more than 40 kbbl/d (approximately 11 net to Eni) is expected in 2012.
Development On January 26, 2010, Eni and PDVSA signed an agreement for the joint development of the giant field Junin 5 with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. The two partners plan to achieve first oil by 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018.
As part of the agreement, on November 22, 2010, Eni and PDVSA signed the contracts to set up two Empresas Mixtas (Eni’s interest 40%, PDVSA’s interest 60%) for the development of the Junin 5 field and the construction and operation of a refinery with a capacity of 350 kbbl/d that will allow also the treatment of intermediate streams from other PDVSA facilities.
Exploration Exploration activities yielded positive results with the successful appraisal campaign of the Perla gas field, located in the Cardon IV Block (Eni’s interest 50%) in the Gulf of Venezuela. Perla 2, 3 and 4 appraisal wells results exceeded the initial resource estimation by 50%. This block is under a Concession Agreement for gas exploration and exploitation licensed and operated by a Venezuelan Joint Venture Company. PDVSA owns a 35% back-in-right to be exercised in the development phase, and at that time Eni will hold a 32.5% joint controlled interest in the company. A Front End Engineering Design contracts related to offshore facility and transport infrastructure were assigned in 2010 targeting

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an early production phase of 300 mmcf/d with start-up in 2013. The early production phase includes the utilization of the already successfully drilled wells and the installation of four light offshore platforms linked, through a gas pipeline, to a Central Processing Facility (CPF) located onshore. The development of Perla is currently planned to continue with the full field phase, which includes additional producer wells and the CPF upgrade, to reach a plateau production of 1,200 mmcf/d.
Eni is also participating with a 19.5% interest in the Gulf of Paria Centrale offshore exploration block, where the Punta Sur oil discovery is located.

■  Australia and Oceania

Australia
Eni has been present in Australia since 2001. In 2010, Eni’s production of oil and natural gas averaged 26 kboe/d. Activities are focused on conventional and deep offshore fields over a developed and undeveloped area of 43,446 square kilometers (15,241 square kilometers net to Eni).
The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), WA-25-L (Eni operator with a 65% interest) and JPDA 03-13 (Eni’s interest 10.99%). In the exploration phase, Eni holds interests in 9 licenses (in 2 of which with a 100% interest); of particular interest are the Alberts Blocks (WA-362/363/386/387-P) and JPDA 06-15 (Eni’s interest 40%), where the Kitan discovery is located. The project is progressing according to schedule. Start-up is expected in 2011.
Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between East Timor and Australia (Joint Petroleum Development Area - JPDA) they are regulated by PSAs.
In the medium-term, management expects to increase Eni’s production in Australia through ongoing development activities.

Block WA-25-L
Production The Woollybutt oil field, started-up in 2003, produced approximately 5 kbbl/d (approximately 3 kbbl/d net to Eni) in 2010. Production is supported by horizontal wells and operated by an FPSO unit.

Block JPDA 03-1
Production The liquids and gas Bayu Undan field, started-up in 2004, and produced 183 kboe/d (13 kboe/d net to Eni) in 2010. Liquid production is supported by 3 treatment platforms and an FSO unit. Production of natural gas is mostly carried by a 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.2 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts.

Block WA-33-L
Production The Blacktip gas field (Eni’s interest 100%), started-up in 2009, and produced approximately 21 bcf/y. The project is supported by a production platform and carried by a 108-kilometer long pipeline to an onshore treatment plant with a capacity of 42 bcf/y. Natural gas extracted from this field will be sold under a 25-year contract signed with Power & Water Utility Co.

Main R&D Projects

In 2010, overall expenditure in R&D amounted to approximately euro 98 million, excluding general and administrative expenses. A total of 23 new patent applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

Advanced exploration techniques
- Reverse Time Migration (RTM): Emerging technology for the processing of seismic data in depth aimed at reconstructing the image of highly complex underground areas. In 2010, the proprietary version has been successfully applied for the first time to an exploration project in Angola, allowing to identify new oil bearing structures that had not been visible with conventional tools.
- Depth Velocity Analysis (DVA): Proprietary technology based on calculations on speed data from seismic prospecting for visualizing underground areas. In 2010, it has been further developed and successfully applied to all seismic processing projects in exploration projects.
- Basin simulation (e-simbaTM): This proprietary package contains about 20 integrated software items for assessing the amount and type of hydrocarbons potentially trapped. In 2010, a few functions have been developed and have been applied in about 30 research projects in Countries such as Venezuela, Ghana, Mozambique, Poland, Australia, Angola and Congo, allowing a better probabilistic assessment of mineral potential.

Drilling and completion technologies
- Extended reach drilling: Proprietary technology and equipment (Eni continuous circulation device, e-cdTM and aluminium rods) have been used to drill wells in China and Alaska. In China costs were reduced by 50% as compared to earlier works.
- Innovative technologies to improve drilling safety: A portfolio of projects for increasing drilling safety reached an advanced stage with the in-field testing of special surface valves to be integrated in the proprietary equipment for an optimal control of drilling (e-cdTM). An innovative system for blow-out control within the well (downhole blow-out isolation packer) has also been tested. In 2010, Eni continued the development of the Dual ROV assisted top kill system that provides an efficient technique for blow-outs in deepwater wells. The system will be validated in the sea in 2011.

Technologies for field characterization and increase in recovery rates
- Polymer enhanced water injection: The design phase has been completed for the implementation of the project of polymer enhanced water injection in a well in Egypt. The studies performed suggest an approximately 3% increase in the recovery factor (with reference to original oil in place). The start-up of Enhanced Oil Recovery is scheduled in 2011.
- Bright Water Injection: This emerging technology is based on an additive that is injected in the ground and selectively blocks the rock parts where water is present, thus potentially increasing the extraction of crude from mature fields. It has been applied in 2010 in two fields in North Africa with positive results and further applications in Congo are scheduled for 2011.
- Tar recovery from tar sands: A mixed water-solvent process for

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obtaining high recovery rates of tar from tar sands (>90% in weight as compared to tar contained in sands) has been developed and applied to different types of sand. A concept design study has been completed for facilities in a pilot plant for the testing of in situ recovery techniques. Detailed engineering is scheduled in 2011.
- EOR with acoustic stimulation: This process is based on inputting sound waves into a field through a mechanical lifting system designed for this purpose. In 2010, field tests in Egypt were made in order to assess the potential of this well-known but little-tested technology in controlled conditions. Early results indicated a positive effect on oil production in the mature field where the test was made.

Marketing of marginal gas resources
- Gas to Liquids (GtL): In 2010, the industrial development of this proprietary technology has been completed. Performance data acquired in operation and properly engineered supported an economic assessment and improved profitability.
- Enhanced Gas Recovery with CO2 (EGR): In 2010, various alternatives for production, treatment and reinjection of CO2 in the Palino Candela field have been tested. Aim of the test was to compare innovative and traditional technologies.
- Compressed Natural Gas (CNG): Within the field of projects for the monetization of gas and associated gas, various studies have been performed on the technical and economic feasibility of compressed gas transport on vessels for onshore and offshore development projects.

Conversion of heavy crude and heavy fractions into lighter products (oil upgrading)
- Eni Slurry Technology (EST): The EST proprietary process consists in the conversion of heavy crudes and fractions into middle distillates for vehicles. In 2010, in addition to the upgrading of feasibility studies in Venezuela, as an implementation of the Memorandum of Understanding signed with PDVSA, Eni agreed to projects of technical cooperation aimed at developing a customized basic on the Zuata crude including elements of Eni’s proprietary technologies such as EST and HDHPlus.

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Estimated net proved hydrocarbons reserves by geographic area	(mmboe)	2006	2007	2008	2009	2010 (a)
(at December 31)
Italy	805	747	681	703	724
of which: developed	562	534	465	490	554
of which: undeveloped	243	213	216	213	170
Rest of Europe	706	638	525	590	601
of which: developed	586	537	417	432	405
of which: undeveloped	120	101	108	158	196
North Africa	2,018	1,879	1,922	1,922	2,096
of which: developed	1,242	1,183	1,229	1,266	1,215
of which: undeveloped	776	696	693	656	881
West Africa	1,122	1,095	1,146	1,141	1,133
of which: developed	798	766	827	799	812
of which: undeveloped	324	329	319	342	321
Kazakhstan (b)	1,219	1,061	1,336	1,221	1,126
of which: developed	525	494	647	614	543
of which: undeveloped	694	567	689	607	583
Rest of Asia	235	198	265	236	295
of which: developed	161	127	168	139	139
of which: undeveloped	74	71	97	97	156
America	150	259	235	263	230
of which: developed	82	158	133	168	141
of which: undeveloped	68	101	102	95	89
Australia and Oceania	145	133	132	133	127
of which: developed	76	63	62	122	117
of which: undeveloped	69	70	70	11	10
Equity-accounted entities (c)	36	360	358	362	511
of which: developed	27	63	68	74	96
of which: undeveloped	9	297	290	288	415
Total	6,436	6,370	6,600	6,571	6,843
of which: developed	4,059	3,925	4,016	4,104	4,022
of which: undeveloped	2,377	2,445	2,584	2,467	2,821

i
Reserve life index (c)	(years)	2006	2007	2008	2009	2010

Italy	9.3	9.7	9.3	11.4	10.9
Rest of Europe	6.6	6.5	5.8	6.6	7.4
North Africa	10.0	8.8	8.2	9.3	9.6
West Africa	8.3	9.2	9.5	8.9	7.9
Kazakhstan	32.1	26.0	32.9	29.0	28.7
Rest of Asia	6.1	13.2	12.8	11.1	12.8
America	5.7	8.1	5.9	5.0	7.2
Australia and Oceania	14.9	19.7	21.0	21.5	13.1
	10.0	10.0	10.0	10.2	10.3

i
Reserve replacement ratio, all sources (c)	(%)	2006	2007	2008	2009	2010 (d)

Italy	28	25	10	136	107
Rest of Europe	27	30	-	174	102
North Africa	95	36	118	99	167
West Africa	-	76	142	106	90
Kazakhstan	447	-	776	-	-
Rest of Asia	-	791	248	-	212
America	-	474	40	144	273
Australia and Oceania	25	-	75	112	5
	38	90	135	96	125

i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on the initial reserves balance as of January 1, 2010, amounted to 106 mmboe.
(b)	i	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008, 2009 and 2010 and 18.52% in previous years.
(c)	i	Includes a 29.4% stake of the reserves of the three equity-accounted Russian companies participated by joint-venture OOO SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009, completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.
(d)	i	Net of updating the natural gas conversion factor.
i- 31 -

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Estimated net proved liquids reserves by geographic area	(mmbbl)	2006	2007	2008	2009	2010
(at December 31)
Italy	215	215	186	233	248
of which: developed	136	133	111	141	183
of which: undeveloped	79	82	75	92	65
Rest of Europe	386	345	277	351	349
of which: developed	329	299	222	218	207
of which: undeveloped	57	46	55	133	142
North Africa	982	878	823	895	978
of which: developed	713	649	613	659	656
of which: undeveloped	269	229	210	236	322
West Africa	786	725	783	770	750
of which: developed	546	511	576	544	533
of which: undeveloped	240	214	207	226	217
Kazakhstan (a)	893	753	911	849	788
of which: developed	262	219	298	291	251
of which: undeveloped	631	534	613	558	537
Rest of Asia	62	44	106	94	139
of which: developed	53	35	92	45	39
of which: undeveloped	9	9	14	49	100
America	98	138	131	153	134
of which: developed	54	81	74	80	62
of which: undeveloped	44	57	57	73	72
Australia and Oceania	35	29	26	32	29
of which: developed	33	26	23	23	20
of which: undeveloped	2	3	3	9	9
Equity-accounted entities (b)	24	92	92	86	208
of which: developed	18	21	27	34	52
of which: undeveloped	6	71	65	52	156
Total	3,481	3,219	3,335	3,463	3,623
of which: developed	2,144	1,974	2,036	2,035	2,003
of which: undeveloped	1,337	1,245	1,299	1,428	1,620

i
Estimated net proved natural gas reserves by geographic area	(bcf)	2006	2007	2008	2009	2010
(at December 31)
Italy	3,391	3,057	2,844	2,704	2,644
of which: developed	2,449	2,304	2,031	2,001	2,061
of which: undeveloped	942	753	813	703	583
Rest of Europe	1,836	1,675	1,421	1,380	1,401
of which: developed	1,480	1,364	1,122	1,231	1,103
of which: undeveloped	356	311	299	149	298
North Africa	5,946	5,751	6,311	5,894	6,207
of which: developed	3,042	3,065	3,537	3,486	3,100
of which: undeveloped	2,904	2,686	2,774	2,408	3,107
West Africa	1,927	2,122	2,084	2,127	2,127
of which: developed	1,447	1,469	1,443	1,463	1,550
of which: undeveloped	480	653	641	664	577
Kazakhstan (a)	1,874	1,770	2,437	2,139	1,874
of which: developed	1,511	1,580	2,005	1,859	1,621
of which: undeveloped	363	190	432	280	253
Rest of Asia	991	880	911	814	871
of which: developed	614	530	439	539	560
of which: undeveloped	377	350	472	275	311
America	299	696	600	629	530
of which: developed	159	442	340	506	431
of which: undeveloped	140	254	260	123	99
Australia and Oceania	633	598	606	575	544
of which: developed	247	213	221	565	539
of which: undeveloped	386	385	385	10	5
Equity-accounted entities (b)	68	1,541	1,534	1,588	1,684
of which: developed	48	237	230	234	246
of which: undeveloped	20	1,304	1,304	1,354	1,438
Total	16,965	18,090	18,748	17,850	17,882
of which: developed	10,997	11,204	11,368	11,884	11,211
of which: undeveloped	5,968	6,886	7,380	5,966	6,671

i	i	i
(a)	i	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% as of December 31, 2008, 2009 and 2010 and 18.52% in previous years.
(b)	i	Includes a 29.4% stake of the reserves of the three equity-accounted Russian companies participated by joint-venture OOO SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009, completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.

Contents

Eni Fact Book Exploration & Production

Production of oil and natural gas by Country (a) (b) (c)	(kboe/d)	2006	2007	2008	2009	2010

Italy	238	212	199	169	183

Rest of Europe	294	270	249	247	222
Croatia	12	9	12	17	8
Norway	140	137	129	126	123
United Kingdom	142	124	108	104	91

North Africa	555	594	645	573	602
Algeria	91	88	83	83	77
Egypt	227	238	240	230	232
Libya	222	252	306	244	273
Tunisia	15	16	16	16	20

West Africa	372	327	335	360	400
Angola	156	136	126	130	118
Congo	67	69	87	102	110
Nigeria	149	122	122	128	172

Kazakhstan	103	112	111	115	108

Rest of Asia	111	108	124	135	131
China	8	8	8	8	7
India				1	8
Indonesia	23	20	20	21	19
Iran	29	26	28	35	21
Iraq					5
Pakistan	51	52	56	58	59
Russia		2
Turkmenistan			12	12	12

America	71	95	117	153	143
Ecuador	15	16	16	14	11
Trinidad & Tobago	9	10	9	12	12
United States	32	69	87	119	110
Venezuela	15		5	8	10

Australia and Oceania	26	18	17	17	26
Australia	26	18	17	17	26
Total outside Italy	1,532	1,524	1,598	1,600	1,632

	1,770	1,736	1,797	1,769	1,815

Oil and natural gas production sold (b)	(mmboe)	2006	2007	2008	2009	2010

Oil and natural gas production		645.9	633.7	657.5	645.7	662.3
Change in inventories other		(2.4)	(3.5)	(7.6)	(3.8)	(3.4)
Own consumption of gas		(18.4)	(18.8)	(17.9)	(19.1)	(20.9)
Oil and natural gas production sold		625.1	611.4	632.0	622.8	638.0

Oil	(mmbbl)	391.07	370.28	370.24	365.20	361.30
- of which to R&M Division		267.84	227.68	194.64	224.98	206.41

Natural gas	(bcf)	1,344	1,385	1,503	1,479	1,536
- of which to G&P Division		534	510	480	444	432

i	i	i
(a)	i	Includes production volumes of natural gas consumed in operations (318, 300, 281, 296 and 286 mmcf/d, in 2010, 2009, 2008, 2007 and 2006, respectively).
(b)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on production expressed in boe was 26 kboe/d for the full-year 2010.
(c)	i	Includes Eni’s share of equity-accounted entities production.

Contents

Eni Fact Book Exploration & Production

Liquids production by Country (a)	(kbbl/d)	2006	2007	2008	2009	2010

Italy	79	75	68	56	61
Rest of Europe	178	157	140	133	121
Norway	98	90	83	78	74
United Kingdom	80	67	57	55	47
North Africa	329	337	338	292	301
Algeria	88	85	80	80	74
Egypt	85	97	98	91	96
Libya	144	142	147	108	116
Tunisia	12	13	13	13	15
West Africa	322	280	289	312	321
Angola	151	132	121	125	113
Congo	65	67	84	97	98
Nigeria	106	81	84	90	110
Kazakhstan	64	70	69	70	65
Rest of Asia	38	37	49	57	48
China	6	6	6	7	6
India					1
Indonesia	2	2	2	2	2
Iran	29	26	28	35	21
Iraq					5
Pakistan	1	1	1	1	1
Russia		2
Turkmenistan			12	12	12
America	51	53	63	79	71
Ecuador	15	16	16	14	11
United States	21	37	42	57	50
Venezuela	15		5	8	10
Australia and Oceania	18	11	10	8	9
Australia	18	11	10	8	9
Total outside Italy	1,000	945	958	951	936

	1,079	1,020	1,026	1,007	997

Natural gas production by Country (a) (b)	(mmcf/d)	2006	2007	2008	2009	2010

Italy	911.4	789.7	749.9	652.6	673.2
Rest of Europe	663.8	647.2	626.7	655.5	559.2
Croatia	66.8	52.5	68.7	95.5	45.3
Norway	245.2	271.1	264.8	273.7	271.6
United Kingdom	351.8	323.6	293.2	286.3	242.3
North Africa	1,299.1	1,474.2	1,761.6	1,614.2	1,673.2
Algeria	19.4	18.8	18.5	19.7	20.2
Egypt	813.4	811.2	818.4	793.7	755.1
Libya	452.1	629.6	907.6	780.4	871.1
Tunisia	14.2	14.6	17.1	20.4	26.8
West Africa	281.7	274.2	260.7	274.3	441.5
Angola	24.1	25.1	28.1	29.3	31.9
Congo	9.8	11.4	12.7	27.3	67.9
Nigeria	247.8	237.7	219.9	217.7	341.7
Kazakhstan	227.6	237.9	244.7	259.0	237.0
Rest of Asia	416.7	408.9	426.2	444.8	463.9
China	9.4	11.0	10.9	8.2	6.7
India				3.7	36.6
Indonesia	118.1	105.4	99.7	104.8	94.4
Pakistan	289.2	292.5	315.6	328.1	326.2
America	116.0	240.3	311.5	424.7	396.0
Trinidad & Tobago	51.7	58.9	54.6	67.0	63.6
United States	64.3	181.4	256.9	357.7	332.4
Australia and Oceania	47.9	41.5	42.2	48.6	95.7
Australia	47.9	41.5	42.2	48.6	95.7
Total outside Italy	3,052.8	3,324.2	3,673.6	3,721.1	3,866.5

	3,964.2	4,113.9	4,423.5	4,373.7	4,539.7

i	i	i
(a)	i	Includes Eni’s share of equity-accounted entities production.
(b)	i	Includes production volumes of natural gas consumed in operations (318, 300, 281, 296 and 286 mmcf/d, in 2010, 2009, 2008, 2007 and 2006, respectively).

Contents

Eni Fact Book Exploration & Production

Oil and natural gas production available for sale (a) (b)	(kboe/d)	2006	2007	2008	2009	2010

Italy	233	208	195	165	178
Rest of Europe	286	263	242	239	214
North Africa	536	573	627	554	582
West Africa	363	318	325	349	386
Kazakhstan	101	109	108	113	104
Rest of Asia	105	102	119	130	126
America	71	93	116	150	141
Australia and Oceania	25	18	16	16	26

	1,720	1,684	1,748	1,716	1,757

i

Natural gas production available for sale (b)	(mmcf/d)	2006	2007	2008	2009	2010

Italy	883	763	725	630	648
Rest of Europe	622	607	588	608	517
North Africa	1,187	1,357	1,661	1,503	1,559
West Africa	232	220	204	213	365
Kazakhstan	214	222	227	241	221
Rest of Asia	386	380	396	417	436
America	112	232	304	416	385
Australia and Oceania	43	38	38	46	91

	3,679	3,819	4,143	4,074	4,222

i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent.
(b)	i	Do not include natural gas consumed in operation (318, 300, 281, 296 and 286 mmcf/d, in 2010, 2009, 2008, 2007 and 2006, respectively).

i

Average realizations by geographic area	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2006
Liquids	($/bbl)	55.22	63.01	60.99	61.55	53.18	58.70	50.53	65.12	60.09
Natural gas	($/mmcf)	8.23	7.09	4.17	1.05	0.39	4.24	5.92	4.86	5.29
Hydrocarbon	($/boe)	49.93	54.38	46.71	55.10	34.13	36.66	45.93	53.68	48.87

2007
Liquids	($/bbl)	62.47	70.84	67.86	69.77	59.34	64.73	66.37	71.23	67.70
Natural gas	($/mmcf)	8.58	6.71	4.60	1.21	0.41	4.34	6.69	5.94	5.42
Hydrocarbon	($/boe)	54.03	57.95	50.47	62.36	38.98	39.24	54.23	57.72	53.17

2008
Liquids (a)	($/bbl)	84.87	71.90	84.71	91.58	79.06	75.08	88.69	82.80	84.05
Natural gas	($/mmcf)	13.06	10.55	7.14	1.50	0.53	5.50	8.81	9.59	8.01
Hydrocarbon	($/boe)	78.46	67.15	64.64	81.77	51.30	49.60	71.05	71.43	68.13

2009
Liquids (b)	($/bbl)	56.02	56.46	55.97	59.75	52.34	55.23	55.74	50.40	56.95
Natural gas	($/mmcf)	9.01	7.06	5.78	1.66	0.45	4.30	4.05	8.14	5.62
Hydrocarbon	($/boe)	53.16	49.53	45.26	54.61	33.64	38.34	40.22	48.68	46.90

2010
Liquids (c)	($/bbl)	72.19	67.26	70.43	78.23	66.74	74.98	72.68	73.00	72.76
Natural gas	($/mmcf)	8.71	7.41	6.86	1.87	0.49	4.65	4.70	7.40	6.02
Hydrocarbon	($/boe)	56.60	56.00	54.82	66.35	42.24	42.95	49.53	52.51	55.60

i	i	i
(a)	i	In 2008, Eni’s liquid realizations amounted to $84.05 per barrel and were reduced by approximately $4.13 per barrel due to the settlement of certain commodity derivatives relating to the sale of 46 mmbbl in the year. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 79.7 mmbbl by the end of December 2008.
(b)	i	In 2009, Eni’s liquid realizations amounted to $56.95 per barrel and were marginally affected ($0.03 per barrel) by the settlement of certain commodity derivatives relating to the sale of 42.2 mmbbl in the year (37.5 mmbbl at the end of December 2009).
(c)	i	In 2010, Eni’s liquid realizations amounted to $72.76 per barrel and were affected ($1.33 per barrel) by the settlement of certain commodity derivatives relating to the sale of 28.5 mmbbl in the year (9 mmbbl at the end of December 2010).

Contents

Eni Fact Book Exploration & Production

Principal oil and natural gas interests at December 31, 2010
Commencement of operations	Number of interests	Gross developed acreage (a) (b)	Net developed acreage (a) (b)	Gross undeveloped acreage (a)	Net undeveloped acreage (a)	Type of fields/acreage	Number of producing fields	Number of other fields

EUROPE		287	17,430	11,142	28,293	17,937		139	99

Italy	1926	154	10,951	8,995	12,945	10,102	Onshore/Offshore	81	75
Rest of Europe		133	6,479	2,147	15,348	7,835		58	24
Croatia	1996	2	1,975	987			Offshore	9	3
Norway	1965	49	2,276	338	5,956	2,080	Offshore	16	12
Poland	2010	3			1,968	1,968	Onshore
United Kingdom	1964	73	2,228	822	1,364	329	Offshore	33	9
Other Countries		6			6,060	3,458	Offshore

AFRICA		274	68,350	20,153	211,830	132,518		273	130

North Africa		116	31,723	13,802	48,530	30,475		101	57
Algeria	1981	38	2,177	730	17,433	16,514	Onshore	27	14
Egypt	1954	54	5,135	1,847	12,669	4,747	Onshore/Offshore	40	24
Libya	1959	13	17,947	8,951	18,428	9,214	Onshore/Offshore	12	15
Tunisia	1961	11	6,464	2,274			Onshore/Offshore	22	4
West Africa		152	36,627	6,351	86,076	49,830		172	73
Angola	1980	68	4,532	589	15,569	3,931	Onshore/Offshore	47	31
Congo	1968	25	1,900	1,044	9,680	5,030	Onshore/Offshore	23	6
Dem. Republic of Congo	2010	1			1,118	615	Onshore
Gabon	2008	6			7,615	7,615	Onshore/Offshore
Ghana	2009	2			2,300	1,086	Offshore
Mali	2006	1			32,458	21,640	Onshore
Nigeria	1962	47	30,195	4,718	11,144	3,721	Onshore/Offshore	102	36
Togo	2010	2			6,192	6,192	Offshore
Other Countries		6			77,224	52,213	Onshore/Offshore

ASIA		78	18,825	6,352	191,203	106,393		40	29

Kazakhstan	1992	6	324	105	4,609	775	Onshore/Offshore	1	5
Rest of Asia		72	18,501	6,247	186,594	105,618		39	24
China	1984	10	138	22	18,256	18,210	Offshore	11
East Timor	2006	4			8,087	6,470	Offshore
India	2005	14	303	143	27,861	9,946	Onshore/Offshore	5	1
Indonesia	2001	12	1,735	656	24,054	12,256	Onshore/Offshore	7	14
Iran	1957	4	1,456	820			Onshore/Offshore	3
Iraq	2009	1	1,950	640			Onshore	1
Pakistan	2000	18	9,122	2,708	17,224	8,639	Onshore/Offshore	10
Russia	2007	4	3,597	1,058	1,529	449	Onshore		9
Saudi Arabia	2004	1			51,687	25,844	Onshore
Turkmenistan	2008	1	200	200			Onshore	2
Yemen	2008	2			23,296	20,560	Onshore/Offshore
Other Countries		1			14,600	3,244	Offshore

AMERICA		522	4,659	3,063	17,356	8,124		68	18

Brazil	1999	1			745	745	Offshore
Ecuador	1988	1	2,000	2,000			Onshore	1	1
Trinidad & Tobago	1970	1	382	66			Offshore	7
United States	1968	506	1,899	899	8,536	4,997	Onshore/Offshore	59	14
Venezuela	1998	5	378	98	2,528	1,056	Onshore/Offshore	1	2
Other Countries		8			5,547	1,326	Offshore		1

AUSTRALIA AND OCEANIA		15	1,057	676	43,153	14,603		3	3

Australia	2001	14	1,057	676	42,389	14,565	Offshore	3	3
Other Countries		1			764	38	Offshore

Total		1,176	110,321	41,386	491,835	279,575		523	279

i	i	i
(a)	i	Square kilometers.
(b)	i	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Fact Book Exploration & Production

Net developed and undeveloped acreage	(square kilometers)	2006	2007	2008	2009	2010

Europe	37,716	32,055	30,511	31,607	29,079
Italy	22,496	20,664	20,409	22,038	19,097
Rest of Europe	15,220	11,391	10,102	9,569	9,982
Africa	230,700	227,932	249,672	158,749	152,671
North Africa	63,557	62,886	31,088	46,011	44,277
West Africa	111,400	112,832	156,557	60,524	56,181
Other Countries	55,743	52,214	62,027	52,214	52,213
Asia	74,013	80,339	93,710	125,641	112,745
Kazakhstan	960	959	880	880	880
Rest of Asia	73,053	79,380	92,830	124,761	111,865
America	10,618	12,804	12,043	11,523	11,187
Australia and Oceania	32,172	41,361	29,558	20,342	15,279

Total	385,219	394,491	415,494	347,862	320,961

Capital expenditures	(euro million)	2006	2007	2008	2009	2010

Acquisition of proved and unproved property	152	96	836	697
Italy	139
North Africa	10	11	626	351
West Africa			210	73
Rest of Asia				94
America	3	85		179

Exploration	1,348	1,659	1,918	1,228	1,012
Italy	128	104	135	40	34
Rest of Europe	180	195	227	113	114
North Africa	270	373	379	317	84
West Africa	471	246	485	284	406
Kazakhstan	25	36	16	20	6
Rest of Asia	101	162	187	159	223
America	138	505	441	243	119
Australia and Oceania	35	38	48	52	26

Development	3,589	4,643	6,429	7,478	8,578
Italy	363	461	570	689	630
Rest of Europe	451	429	598	673	863
North Africa	701	948	1,246	1,381	2,584
West Africa	864	1,343	1,717	2,105	1,818
Kazakhstan	593	733	968	1,083	1,030
Rest of Asia	254	238	355	406	311
America	339	345	655	706	1,187
Australia and Oceania	24	146	320	435	155

Other expenditures	74	82	98	83	100

	5,163	6,480	9,281	9,486	9,690

Economic indicators per boe	($/boe)	2006	2007	2008	2009	2010

Lifting cost (a)	5.79	6.90	7.77	7.49	9.01
Discovery cost (three-year average) (b)	2.86	14.94	10.74	9.75	4.08
Finding and development cost (three-year average) (c)	16.94	43.44	28.79	28.90	19.32
Profit (d)	14.97	14.03	15.80	7.96	11.76

i	i	i
(a)	i	Ratio of production costs (costs incurred to operate and maintain wells and related equipment and facilities and royalties) to volumes available for sale.
(b)		Exploration cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration activity and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. From 2007, data were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with US GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial.
(c)		Finding and development cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration and development activities and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. From 2007, data were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with US GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial.
(d)	i	Calculated on oil and gas production sold.

Contents

Eni Fact Book Exploration & Production

Net exploration and development drilling activity	(units)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2008
Exploratory	0.7	3.7	22.9	7.4		16.2	3.4	1.4	55.7
Productive		0.7	8.7	4.0		9.4	1.4		24.2
Dry (a)	0.7	3.0	14.2	3.4		6.8	2.0	1.4	31.5
Development	12.9	5.5	47.6	37.2	2.6	43.0	6.3		155.1
Productive	11.3	5.5	46.4	36.4	2.6	36.5	6.3		145.0
Dry (a)	1.6		1.2	0.8		6.5			10.1

2009
Exploratory	1.0	4.3	8.6	2.7		6.2	4.8	2.2	29.8
Productive		4.1	4.8			2.3	1.0	0.8	13.0
Dry (a)	1.0	0.2	3.8	2.7		3.9	3.8	1.4	16.8
Development	18.3	12.5	41.1	37.7	3.8	42.9	16.6	2.2	175.1
Productive	18.3	12.5	40.7	35.8	3.8	38.6	15.6	2.2	167.5
Dry (a)			0.4	1.9		4.3	1.0		7.6

2010
Exploratory	0.5	2.8	17.4	7.0		3.8	6.3	1.4	39.2
Productive		1.7	9,3	2.3		1.0		1.0	15.3
Dry (a)	0.5	1.1	8.1	4.7		2.8	6.3	0.4	23.9
Development	24.9	3.1	44.6	30.5	1.8	43.5	28.1	1.5	178.0
Productive	23.9	2.9	44.3	28.0	1.8	41.7	27.6	1.5	171.7
Dry (a)	1.0	0.2	0.3	2.5		1.8	0.5		6.3

i	i	i
(a)	i	A dry w ell is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Drilling activity in progress	(units)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2010
Exploratory (a)
gross	6.0	19.0	11.0	52.0	13.0	22.0	13.0	1.0	137.0
net	4.4	5.0	8.7	12.6	2.3	11.7	4.0	0.4	49.1
Development
gross	4.0	18.0	18.0	23.0	8.0	11.0	40.0		122.0
net	3.5	2.9	8.1	8.4	1.5	5.8	12.8		43.0

i	i	i
(a)	i	Included long-term suspended wells.

Productive oil and gas wells (a)	(units)	Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total

2010 (b)
Oil wells
gross	224.0	408.0	1,240.0	3,002.0	91.0	618.0	134.0	4.0	5,721.0
net	184.4	63.1	601.1	515.3	29.6	383.8	63.6	2.6	1,843.5
Gas wells
gross	525.0	206.0	131.0	505.0		762.0	289.0	14.0	2,432.0
net	479.3	93.2	52.6	37.1		290.5	96.1	3.3	1,052.1

i	i	i
(a)	i	Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.
(b)	i	Includes 2,320 gross (700 net) multiple completion wells (more than one producing into the same well bore).

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Eni Fact Book Gas & Power

Key performance/sustainability indicators	2006	2007	2008	2009	2010

Employee injury frequency rate	(No. of accidents per million hours worked)	8.30	7.37	5.30	3.85	3.74

Net sales from operations (a)	(euro million)	28,547	27,793	37,062	30,447	29,576
Operating profit		4,022	4,465	4,030	3,687	2,896
Adjusted operating profit		4,117	4,414	3,564	3,901	3,119
- Market		2,035	2,284	1,309	1,721	733
- Regulated businesses in Italy (b)		1,610	1,685	1,732	1,796	2,043
- International transport		472	445	523	384	343

Adjusted net profit		3,002	3,127	2,648	2,916	2,558
EBITDA pro-forma adjusted		4,841	5,029	4,310	4,403	3,853
- Market		2,973	3,061	2,271	2,392	1,670
- Regulated businesses in Italy		1,160	1,248	1,284	1,345	1,486
- International transport		708	720	755	666	697

Capital expenditures		1,214	1,511	2,058	1,686	1,685
Adjusted capital employed, net at year end		19,671	21,364	22,273	25,024	27,270
Adjusted ROACE	(%)	15.1	15.2	12.2	12.3	9.8
Worldwide gas sales (c)	(bcm)	98.10	98.96	104.23	103.72	97.06
- of which E&P sales		4.69	5.39	6.00	6.17	5.65
LNG sales (d)		9.9	11.7	12.0	12.9	15.0
Customers in Italy	(million)	6.54	6.61	6.63	6.88	6.88
Gas volumes transported in Italy	(bcm)	87.99	83.28	85.64	76.90	83.32
Electricity sold	(TWh)	31.03	33.19	29.93	33.96	39.54

Employees at year end	(units)	12,370	11,893	11,692	11,404	11,245
Direct GHG emissions	(mmtonnes CO2 eq)	15.07	15.60	14.60	14.60	15.79
Customer satisfaction index	(likert scale)	7.4	7.2	7.3	7.8	7.7

i	i	i
(a)	i	Before elimination of intragroup sales.
(b)		From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the Company decided to adjust the useful life of these assets in line with the conventional tariff duration. The impact on operating results in 2010 was euro 31 million.
(c)	i	Includes volumes marketed by the Exploration & Production Division in Europe and in the Gulf of Mexico.
(d)	i	Refers to LNG sales of the G&P Division (included in worldwide gas sales) and the E&P Division.

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2010 Highlights
France
IIn December 2010, Eni increased its share in Altergaz, a company marketing natural gas in France to retail and middle market clients, to 55.2%, as the founding partners of the company exercised a put option on a 15% stake. Eni now controls the entity.

Brazil: divestment of interest in Gas Brasiliano Distribuidora
IIn May 2010, Eni signed a preliminary agreement with an affiliate of Petrobras for the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in an area of the São Paulo State, Brazil. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

Sale of 25% of the share capital of GreenStream BV
IIn April 2010, Eni sold to NOC (Libyan National Oil Corporation) a 25% stake in the share capital and the control of GreenStream BV, the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya.

New pricing and risk management model
IAgainst the changed backdrop of the natural gas market, in 2010 Eni implemented new pricing and risk management strategies to manage economic margins and to optimize asset value (supply contracts, client base, capacity).

Divestment of international pipelines
IProcedures for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines are progressing. The divestment is part of the commitments presented by Eni to the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The Commission accepted Eni’s commitments as of September 29, 2010.

Status of Libyan situation
IFrom February 22, 2011, supplies through the GreenStream pipeline have been suspended as a result of ongoing political instability and conflict in the Country. Eni continues to meet its contractual supply obligations to customers with other gas sources from its portfolio.

Financial and operating results
IIn 2010, adjusted net profit was euro 2,558 million, down 12.3% from 2009 due to a sharply lower operating performance of the Marketing business as a result of shrinking marketing margins and volume losses in Italy. Regulated businesses in Italy recorded steady results, while results of International Transport declined.

IWorldwide gas sales: considering the risks associated with the natural gas market scenario in 2011 depending on the evolution of the Libyan crisis, in the medium term Eni expects to increase natural gas sales in Italy and in European target markets with a 5% average annual growth rate. The achievement of this target will be supported by strengthening the Company’s leadership on European markets, marketing actions intended to strengthen its customer base in the domestic market and renegotiating the Company’s long-term gas supply contracts.

IReturn On Average Capital Employed (ROACE) on an adjusted basis was 9.8% (12.3% in 2009).

ICapital expenditures totaled euro 1,685 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of storage capacity and the ongoing plan for improving power generation efficiency standards.

IIn 2010, sales of natural gas were 97.06 bcm, down 6.4%, mainly due to unfavorable trends on the Italian market.

IThis decline was driven by lower sales recorded in the power generation business, as clients opted to directly purchase gas on the marketplace, while lower sales to industrial customers and wholesalers were caused by increased competitive pressure fuelled by oversupply and weak demand. These negatives were offset by organic growth in some European markets.

IElectricity volumes sold were 39.54 TWh, increasing by 5.58 TWh, or 16.4%, from 2009.

INatural gas volumes transported on the Italian network were 83.32 bcm, up 8.3% from 2009.

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Strategies

Eni’s Gas & Power segment engages in all phases of the natural gas value chain: supply, trading and marketing of natural gas and electricity, gas infrastructures, and LNG supply and marketing. This segment also includes power generation activity, ancillary to the marketing of electricity.
Eni’s leading position in the European gas market is ensured by a set of competitive advantages, including our multi-Country approach, long-term gas availability, access to infrastructures, market knowledge and a strong customer base. Furthermore, integration with our upstream operations provides valuable growth options whereby the Company targets to monetize its large gas reserves.
The European gas market is currently experiencing a challenging outlook due to oversupply and increased competitive pressures. Weak sector specific fundamentals have dragged down gas spot prices at continental hubs so that they have fallen below the level of gas prices based on oil-linked formulas at which Eni and other gas operators purchase gas under long-term contracts.
In order to face this scenario, Eni implemented new pricing and risk management strategies to preserve its asset value and to manage economic margins.
In Italy, Eni intends to regain market share and improve sales by leveraging commercial initiatives targeting different customer segments,	the excellence of service quality, the repositioning of its "luce e gas" brand and efforts to enhance the value of its assets (transport capacity, modulation, supply).
In Europe, Eni plans to grow aggressively in the key markets of France and Germany/Austria. The achievement of planned actions in terms of sale volumes and profitability will be supported by the renegotiation of the economic conditions of key supply contracts in order to improve the competitiveness of Eni’s cost position in the current depressed market.
In the medium term, our target is to recover profitability net of the planned sale of international pipelines.
Our strategic guidelines are:

- To strengthen our leadership on the European natural gas market.
- To recover market share and profitability in Italy.
- To improve operational efficiency.
- Implementing the new pricing and risk management model.

In the Regulated businesses in Italy, we intend to maximize cost efficiency and to implement a capital expenditure plan targeting high service quality and solid profitability growth.

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Supply It is a free activity where prices are determined by free negotiations of demand and supply involving natural gas resellers and producers. Eni’s supply volumes are purchased under long-term contracts or from equity production. In the case of power, supplies derive from access to negotiations on the Power Exchange (in the case of trading) and from Eni’s power generation activities.
Infrastructure In Italy, the Authority for Electricity and Gas is granted regulatory powers in matters of natural gas pricing and access to infrastructures (storage, transport and regasification) and in matters of technical quality of services.
Sale Eni operates in a liberalized market where energy customers are allowed to choose the supplier of gas and, according to their specific needs, to evaluate the quality of services and offers. With regard to the retail market in Italy, the Authority for Electricity and Gas regulates and defines the tariff system for those customers who have not yet chosen their supplier on the free market, mainly residential customers. The Italian market includes four segments of customers: large businesses, the power generation sector, wholesalers and residential customers. Large businesses and power generation utilities are directly linked to the national and the regional natural gas networks. Wholesalers mainly include local selling companies that resell natural gas to residential customers through low pressure distribution networks, and distributors of natural gas for automotive use. Residential customers include households (also referred to as the retail market), the tertiary sector (mainly commercial outlets, hospitals, schools and local administrations) and small businesses (also referred to as the middle market) located in large metropolitan areas and urban centers. Overall, Eni supplies approximately 2,300 clients including large businesses, power generation utilities, wholesalers and distributors of natural gas for automotive use. Residential users are 6.88 million and include households, professionals, small and medium sized enterprises, and public bodies located all over Italy.

Natural gas market outlook

The European natural gas market is currently facing a challenging trading environment due to oversupply conditions and stagnant demand deriving from the relevant drop of the end of 2008 and 2009. Management believes that those trends will continue well into 2013 and will negatively influence gas spot prices at continental hubs and the profitability of marketing operations.
In 2010, gas demand in Italy and Europe rebounded from the depressed levels registered in the previous year, growing by 6% and 4%, respectively. Consumption volumes however remained below the pre-crisis levels seen in 2007. Looking forward, management estimates that long-term gas demand growth will achieve an average rate of 1.7% and 1.1% in Italy and Europe, respectively, until 2020.

Those estimates have been revised down from previous management projections to factor in the expected impacts associated with a number of ongoing trends:
- uncertainties and volatility in the current macroeconomic cycle;
- growing adoption of consumption patterns and life-styles characterized by greater sensitivity to energy efficiency; and
- EU policies intended to reduce GHG emissions and promote renewable energy sources. Specifically, legislation was voted by the European Parliament in December 2008 to enact a package of interventions in the European energy sector, the so-called "Climate Change and Renewable Energy Package". The package includes a commitment to reduce greenhouse gas (GHG) emissions by 20% by 2020 compared to emission levels recorded in 1990 (the target being 30% if an international agreement is reached), as well as a 20% improvement in energy efficiency by 2020 and a 20% target of production from renewable sources.
One of the positive drivers for demand growth is the growing adoption of natural gas to fuel power production via combined cycles due to the higher environmental compatibility of natural gas as compared to other fossil fuels to produce energy.
On the supply side, gas oversupplies have been piling up in recent years as new, large investments to upgrade import pipelines to Europe from Russia, Libya and Algeria have come online and large availability of LNG on a worldwide scale created market imbalances. LNG availability was fuelled by the ramp-up of important upstream projects (new treatment trains in Qatar, Yemen and Russia) and the commercial development of non-conventional gas resources in the United States which have reduced the Country’s dependence on LNG imports.
The condition of oversupply is highlighted by dramatically lowered spot prices of gas marketed on the main European hubs, coupled with increased liquidity on the marketplace.
Eni’s management drew its plan to 2014 on the assumption that a number of positive trends will rebalance the European market. European gas demand is expected to recover driven by continuing expansion in the use of gas in electricity production; production rates from European fields are projected to decline due to mature local sources, thus increasing the need for gas import requirements, and LNG oversupplies will be progressively absorbed by continuing growth in other parts of the world and limited new LNG capacity additions in the Atlantic Basin between 2012 and 2014. Management is also considering the possible impact on gas demand of recent developments in Japan which, coupled with expected changes in energy policy announced by certain European Countries, may influence a rebalancing between demand and supply in the natural gas market.

1. Marketing

1.1 Natural Gas
Supply
In order to secure long-term access to gas availability, particularly in view of supplying the Italian gas market, the Company has signed a number of long-term gas supply contracts with key producing Countries that supply

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Eni Fact Book Gas & Power

the European gas markets (mainly Russia, Algeria and Libya).
These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Distrigas portfolio of supplies) with a residual life of approximately 19 years and a pricing mechanism indexed to the price of crude oil and its derivatives (gasoil, fuel oil, etc.).
A further competitive advantage is represented by availability of natural gas deriving from equity production and the access to all phases of the LNG chain (liquefaction, shipping and regasification) and to other gas infrastructures.
Eni’s gas requirements are met by natural gas from a total of 12 Countries, where Eni also holds upstream activities and by access to European spot markets.
In 2010, Eni’s consolidated subsidiaries supplied 82.49 bcm of natural gas. In 2010, main gas volumes from equity production derived from: (i) Italian gas fields (6.7 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline.
In 2010, these two fields supplied 2.5 bcm net to Eni; (iii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.6 bcm); and (iv) other European areas (Croatia with 0.4 bcm).
Considering also direct sales of the Exploration & Production Division in Europe and in the Gulf of Mexico and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 20 bcm representing 21% of total volumes available for sale.	Marketing in Italy
Natural gas sales in Italy were 34.29 bcm (including own consumption and sales by affiliates) a decline of 5.75 bcm from 2009, or 14.4%, driven by increased competitive pressures and oversupply conditions on the marketplace. Particularly, lower sales were recorded in the power generation business (down 5.64 bcm), to industrial customers (down 1.17 bcm) and wholesalers (down 1.08 bcm). Sales volumes to the residential sector (6.39 bcm, up 0.09 bcm) were nearly unchanged due to a stable client base.
Over the next four years, we plan to increase sales and regain market share in Italy by leveraging the competitivity of the Company’s cost position, and the quality of its offer, including the offer of pricing formulas and services that are designed to best suit customers’ needs. We intend to deploy tailored solutions and customized contracts to retain clients in the business segment, and expand our customer base in the retail segment by means of new marketing initiatives, the bundling of a range of valuable services related to our commercial offer and a wider geographic presence through an integrated network of agencies and stores. Based on those actions, we are targeting to expand sales by 12 bcm by 2014.
In the fourth quarter of 2010, the new marketing campaign for 2010-2011 thermal year was concluded with a good client base recovery.

Sales and market shares on the Italian gas market	(bcm)	2009	2010
Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2010 vs 2009

Italy to third parties	34.23	43.8	28.10	33.9	(17.9)
Wholesalers	5.92		4.84		(18.2)
Gas release	1.30		0.68		(47.7)
Italian gas exchange and spot markets	2.37		4.65		96.2
Industries	7.58		6.41		(15.4)
Medium-sized enterprises and services	1.08		1.09		0.9
Power generation	9.68		4.04		(58.3)
Residential	6.30		6.39		1.4

Own consumption	5.81		6.19		6.5

TOTAL SALES IN ITALY	40.04	51.2	34.29	41.3	(14.4)

Gas demand (a)	78.13		82.98		6.2

i	i	i
(a)	i	Source: Italian Ministry of Economic Development.

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Marketing in the rest of Europe
Despite a challenging trading environment in the European market and strong competitive pressures, Eni plans to increase sales volumes boosting direct sales in key European markets, particularly in France, Germany and Austria and consolidating its leadership position in the Benelux Countries. To achieve these targets, management plans to leverage on the competitiveness of the Company’s cost position and new customized commercial offers, a multi-Country approach and an integrated pan-European commercial platform. In 2010, sales on target markets in Europe increased by 2.5%, to 46.08 bcm (48.41 bcm including E&P sales). The main drivers behind the increase were organic growth achieved in France, Northern Europe (including the UK) and Germany/Austria.
Over the next four years, Eni targets to increase European gas sales by 8 bcm within 2014.

Gas sales by market	(bcm)	2006	2007	2008	2009	2010

ITALY	57.09	56.13	52.87	40.04	34.29

Wholesalers	11.54	10.01	7.52	5.92	4.84
Gas release	2.00	2.37	3.28	1.30	0.68
Italian gas exchange and spot markets		1.90	1.89	2.37	4.65
Industries	13.33	11.77	9.59	7.58	6.41
Medium-sized enterprises and services	1.00	1.00	1.05	1.08	1.09
Power generation	16.67	17.21	17.69	9.68	4.04
Residential	6.42	5.79	6.22	6.30	6.39
Own consumption	6.13	6.08	5.63	5.81	6.19

INTERNATIONAL SALES	41.01	42.83	51.36	63.68	62.77

Rest of Europe	34.81	35.02	43.03	55.45	54.52

Importers in Italy	14.10	10.67	11.25	10.48	8.44
European markets	20.71	24.35	31.78	44.97	46.08
Iberian Peninsula	5.24	6.91	7.44	6.81	7.11
Germany/Austria	4.72	5.03	5.29	5.36	5.67
Belgium			4.57	14.86	14.06
Hungary	3.10	2.74	2.82	2.58	2.36
UK/Northern Europe	2.62	3.15	3.21	4.31	5.22
Turkey	3.68	4.62	4.93	4.79	3.95
France	1.07	1.62	2.66	4.91	6.09
Other	0.28	0.28	0.86	1.35	1.62

Extra European markets	1.51	2.42	2.33	2.06	2.60

E&P sales in Europe and in the Gulf of Mexico	4.69	5.39	6.00	6.17	5.65

WORLDWIDE GAS SALES	98.10	98.96	104.23	103.72	97.06

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A review of Eni’s presence in key European markets is presented below.

Benelux
Thanks to the integration with Distrigas, Eni holds a key position in the Benelux Countries, in particular in Belgium, which are a strategic hub of the continental European gas market thanks to their central position and high level of interconnectivity with the gas transit networks of Central and Northern Europe. In 2010, Distrigas sales were mainly directed to industrial companies, wholesalers and power generation and amounted to 14.87 bcm from 2009, down 0.85 bcm, or 5.4%, due to rising competition.

France
Eni sells natural gas to industrial clients, wholesalers and power generation as well as to the segments of retail and middle market. Eni is present in the French market through its direct commercial activities and through its subsidiary Altergaz, in which the Company acquired a controlling interest in December 2010. Altergaz supplies in particular small and medium-sized companies and the retail segment boasting approximately 120,000 clients, of which 104,000 residentials (69,000 in 2009, of which 58,000 residentials). Furthermore, Eni holds a 17% direct interest in Gaz de Bordeaux SAS (and a further 17% held by Altergaz) a company engaged in selling natural gas in the Municipality of Bordeaux.
In 2010, sales in France amounted to 6.09 bcm (4.91 bcm in 2009), an increase of 1.18 bcm, or 24%, from a year ago.

Germany/Austria
Eni is present in the German natural gas market through its associate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 3.92 bcm in 2010 (1.96 bcm being Eni’s share), and through a direct marketing structure which sold in 2010 approximately 2.85 bcm in Germany and 1.09 bcm in Austria.
In 2010, overall sales in Germany/Austria market amounted to 5.67 bcm, an increase of 0.31 bcm, or 5.8%, from a year ago.

Iberian Peninsula
Spain Eni operates in the Spanish gas market through a direct marketing structure that markets LNG and Unión Fenosa Gas (UFG) (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2010, UFG gas sales in Europe amounted to 5.28 bcm (2.64 bcm Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and a

7.36% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants (42.5% and 18.9%, respectively). In 2010, Eni sales in Spain amounted to 5.41 bcm representing a slight increase from a year ago.

Portugal
Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%) which sold approximately 5.10 bcm in 2010 (1.70 bcm being Eni’s share).
In 2010, total sales in the Iberian Peninsula amounted to 7.11 bcm, an increase of 0.30 bcm, or 4%, from a year ago.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2010, sales amounted to 3.95 bcm, a decrease of 0.84 bcm, or 17.5% from a year ago.

UK/Northern Europe
Eni through its subsidiary Eni UK Ltd markets in the UK the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeehub, TTF). In 2010, sales amounted to 5.22 bcm, an increase of 21.1% from a year ago.

Deborah Gas Storage Project in the Hewett area, UK
Eni through its associate Eni Hewett has progressed in developing the Gas Storage Project on the Deborah field within the Hewett area (Eni’s interest 89%) located in the Southern Gas Basin in the North Sea, near the Bacton terminal, UK. The Deborah Gas Storage Project is designed to provide the UK and North Western Europe markets with 4.6 bcm of working gas. Eni, the single owner of the project, completed the Front End Engineering Design ("FEED") after an appraisal well had been successfully drilled, and obtained most of the permits requested to sanction the project from the relevant national and local authorities. At the end of 2010, a Capacity Allocation Process aiming at selling long-term storage capacity was launched. A number of market players participated to the process and Eni Hewett, the Eni affiliate managing the project, ensured long-term contractual commitments to sell more than 20% of the capacity. Some of the participants to the capacity allocation process show interest in getting a participation in the investment as well. Based on that, Eni Hewett is

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Eni Fact Book Gas & Power

currently managing a process to sell equity participation in the Deborah Gas Storage project and is progressing in bilateral discussions to sell further gas storage capacity. FID is expected to be taken by end of 2011/beginning 2012 based on the outcome of the equity sale process and discussions on capacity sales.

1.2 LNG
Eni is present in all phases of the LNG business: liquefaction, shipping, re-gasification and sale through operated activities or interests in joint ventures and associates. Eni’s presence in the business is tied to the Company’s plans to develop its large gas reserve base in Africa and elsewhere in the world. The LNG business has been deeply impacted by the economic downturn of 2009 and structural modifications in the US market where large availability of gas from unconventional sources have reduced the Country’s dependence on gas imports via LNG.
Eni’s main assets and projects in the LNG business are described below.

Qatar
Through its subsidiary Distrigas, Eni increased its development opportunities in the LNG business with access to new supply sources mainly from Qatar, under a 20-year agreement with RasGas (owned by Qatar Petroleum with a 70% interest and ExxonMobil with a 30% interest) and the Zeebrugge LNG terminal on the Belgian coast.

Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% interest in the Damietta liquefaction plant with a capacity of approximately 5 mmtonnes/y of LNG which equates to a feedstock of 7.56 bcm/y in natural gas out of which the Gas & Power segment interest is up to 2.2 bcm/y to be marketed in Europe.

Spain
Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto re-gasification plant, near Valencia, with a capacity of 8.8 bcm/y and a LNG storage capacity of 450,000 cm which will be increased to 600,000 cm after the ongoing construction of a fourth tank. At present, Eni’s re-gasification capacity entitlement amounts to 1.9 bcm/y of gas.
Eni through Unión Fenosa Gas also holds a 9.45% interest in the El Ferrol re-gasification plant, located in Galicia, with a treatment capacity of approximately 3.6 bcm/y, of which 0.34 bcm/y being Eni’s capacity entitlements. The LNG storage capacity of the plant is 300,000 cm in two tanks.

USA
Cameron The Cameron LNG terminal in Louisiana, where Eni owns a capacity entitlement to treat LNG, commenced operations in the third quarter of 2009. In consideration of a changed demand outlook for gas in the USA, on March 1, 2010, Eni renegotiated certain terms of the contract with the US company Cameron LNG, owner of the facility, to farm out a share of the re-gasification capacity of the terminal. The new agreement provides that Eni is entitled to a daily send-out of 572,000 mmbtu (approximately 5.7 bcm/y) and a dedicated storage capacity of 160 kcm, giving Eni more flexibility in managing seasonal swings in gas demand. Start-up of the Brass project (West Africa) for developing gas reserves to fuel the Cameron plant is expected in 2016.

Pascagoula This project is part of an upstream development project related to the construction of an LNG plant in Angola designed to produce

5.2 mmtonnes of LNG (approximately 7.3 bcm/y) destined to the North American market in order to monetize part of the Company’s gas reserves. As part of the downstream leg of the project, Eni signed a 20-year contract with Gulf LNG to buy 5.8 bcm/y of the re-gasification capacity of the plant under construction near Pascagoula in Mississippi. The start-up of the re-gasification facility is scheduled by the end of 2012, in line with the expected start-up of the upstream project in Angola.
At the same time, Eni USA Gas Marketing Llc entered a 20-year contract for the purchase of approximately 0.9 bcm/y of re-gasified gas downstream the terminal owned by Angola Supply Services, a company whose partners also own Angola LNG.

1.3 Power generation
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano. In 2010, power generation was 25.63 TWh, up 1.54 TWh, or 6.4% from 2009, mainly due to higher production in particular at the Brindisi and Livorno plant.
As of December 31, 2010, installed operational capacity was 5.3 GW1 (5.3 GW in 2009).
Power availability in 2010 was supported by the growth in electricity trading activity (up 4.04 TWh, or 40.9%) due to higher volumes traded on the Italian power exchange benefiting from lower purchase prices.
By 2014, at full capacity production is expected to amount to approximately 29.2 TWh, corresponding to approximately 7.9% of power expected to be generated in Italy at that date. The power generation development plan mainly refers to: (i) revamping of the recently acquired Bolgiano plant (Eni 100%); (ii) upgrading of the Taranto plant (Eni 100%); and (iii) construction of a new biomass power generation plant at Eni’s Porto Torres industrial site which is currently under remediation.
Supplies of natural gas are expected to amount to approximately 6 bcm/y from Eni’s diversified supply portfolio.

(1)	Capacity available after completion of dismantling of obsolete plants.

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Eni Fact Book Gas & Power

2. International transport and Regulated
businesses in Italy

Eni operates a large European network of integrated infrastructure for transporting natural gas, which links key consumption basins with the main producing areas (Russia, Algeria, Libya and the North Sea).
In Italy, through Snam Rete Gas and its subsidiaries Italgas, Stogit	and GNL Italia, Eni operates almost all lines which form the national transport network, gas underground storage deposits and related facilities, a re-gasification plant in Panigaglia and can rely on an extended system of local distribution networks.

2.1 International transport
Eni owns capacity entitlements in an extensive network of international high pressure pipelines for a total length of approximately 4,400 kilometers enabling the Company to import natural gas produced in Russia, Algeria, the North Sea, including the Netherlands and Norway, and Libya to Italy.
- The TAG pipeline, 1,140-kilometer long, made up of three lines, each about 380-kilometer long, with a transport capacity of 37.4 bcm/y and five compression stations. This pipeline transports Russian natural gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. In 2009, the upgrading of this facility was finalized by completing construction of two new compression stations that increased transport capacity by 6.5 bcm/y. The entire new capacity has been entirely awarded to third parties.
- The TTPC pipeline, 740-kilometer long, made up of two lines that are each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. The pipeline was recently upgraded by increasing compression capacity in order to enable transportation of an additional 6.5 bcm/y. The upgrade was finalized in 2008 and became fully-operational during 2009. The entire new capacity has been entirely awarded to third parties.
- The TMPC pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a transport capacity of 33.2 bcm/y. It crosses the underwater Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system.	- The TENP pipeline is 1,000-kilometer long (two 500-kilometer long lines) and has transport capacity of 15.5 bcm/y and four compression stations. It transports natural gas through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border.
- The Transitgas pipeline is 291-kilometer long and has one compression station, that transports natural gas across Switzerland with its 165-kilometer long main line and a 70-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Gries Pass at the Italian border. It has a transport capacity of 19.9 bcm/y. A new 55-kilometer long line from Oltingue/Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach, was built for the transport of Norwegian gas. In July 2010, a large landslide interrupted the transportation through the Transitgas gas pipeline which was restored at the end of December 2010. Currently, a new variant of the trunkline is under construction with expected start-up by May 2011.
- The GreenStream pipeline started operations in October 2004 for the import of Libyan gas produced at Eni operated fields Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater in the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system. In 2009, the pipeline was upgraded by 3 bcm/y, which is expected to come fully on stream in 2010, bringing total capacity to 11 bcm/y. In 2010, Eni divested a 25% stake in the company which operates the pipeline. From February 22, 2011, in consideration of the current crisis in Libya, supplies of natural gas through the GreenStream pipeline have been suspended. Assets were not damaged and the abovementioned suspension does not affect Eni’s ability to fulfill its supply obligations with customers.

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Eni Fact Book Gas & Power

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y.
Procedures for divesting Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines. The divestment is part of the commitments agreed upon by Eni and the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market. In light of the strategic importance of the Austrian TAG pipeline to the supply of the Italian system, which transports gas from Russia to Italy, Eni negotiated a solution with the Commission which called for the transfer of its stake to an entity controlled by the Italian State. The Company expects to complete the divestment procedures within 2011. The prospected divestments will not affect Eni’s contractual gas transport rights.

2.2 South Stream Project
Eni and Gazprom are jointly assessing the technical and economic aspects of a project to build a new import route to Europe to market gas produced in Russia.
The South Stream pipeline will provide transport capacity of 63 bcm/y and is expected to be composed by two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna; and (ii) an onshore section crossing Bulgaria for which two options are currently being evaluated: one pointing North West and another one pointing South West. The second option envisages crossing Greece and the Adriatic Sea before linking to the Italian network.
On June 18, 2010, Eni and Gazprom signed a Memorandum of Understanding to define terms and conditions for the French company

EDF entering the South Stream project. As part of the agreement, EDF is expected to acquire an interest in the venture. Negotiations on the details are underway.

2.3 Regulated businesses in Italy
Through Snam Rete Gas (Eni’s interest 52.54%) and the subsidiaries Italgas and Stogit divested to Snam Rete Gas with a business combination under common control in 2009, Eni operates most of the Italian natural gas transport network, a re-gasification terminal located in Panigaglia, an extensive local distribution network and gas underground storage deposits and related facilities.

Major pricing elements for regulated activities
	TRANSPORT	REGASIFICATION	STORAGE	DISTRIBUTION
End of regulatory period	- December 31, 2013	- September 30, 2012	- End of second regulatory period: December 31, 2010 - End of third regulatory period: December 31, 2014	- December 31, 2012

Calculation of regulatory asset base (RAB)	- Revalued historical cost	- Revalued historical cost	- Revalued historical cost Starting January 1, 2011: - Revalued historical cost - Deduction of recognized clean-up costs	- Revalued historical cost - Parametric method for centralized assets

Return on regulatory asset base (pre-tax WACC)	- 6.4% (transportation) - 6.9% (metering)	- 7.6%	- 7.1% Starting January 1, 2011: - 6.7%	- 7.6% (distribution) - 8% (metering)

New investment incentives	-1% for 5 years (on investments in safety) - 2% for 7-10 years (on investments for development of capacity) - 3% for 10-15 years (on investments for development of input capacity)	2% for 8 years (on upgrading of existing terminals of less than 30%) - 3% for 16 years (on upgrading of existing terminals of more than 30%)	- 4% for 8 years (on upgrading of existing capacity) - 4% for 16 years (on development of new storage fields)	- 2% for 8 years (on replacement of cast-iron pipes and renovation of odorization systems)

Efficiency factor(X FACTOR)	- 2.1% of operating costs	- 0.5% of operating costs	- 2% of operating costs - 1.5% of amortization and depreciation Starting January 1, 2011: - 0.6% of operating costs	- 3.2% of distribution operating costs - 3.6% of metering operating costs

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Eni Fact Book Gas & Power

Italian Transport activity
Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, transport and re-gasification activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes transport a low risk business capable of delivering stable returns.
Snam Rete Gas is the main operator of natural gas transport in Italy with over 31,600 kilometers of high and low pressure pipelines.
Eni’s network comprises:
- a national transport network extending over 8,894 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. The national network includes also some interregional lines reaching important markets. Gaslines can be laid underground, with maximum diameter of 1,400 mm carrying gas at a pressure between 24 and 75 bar, or underwater crossing the Messina strait, with diameter between 500 and 650 mm and pressure up to 115 bar. Natural gas coming from outside Italy is input in the national grid at 7 entry points, corresponding to the interconnections with import pipelines (Tarvisio, Gorizia, Gries Pass, Mazara del Vallo, Gela) and LNG regasification terminals (Panigaglia and Cavarzere). Storage fields are connected to the transport network at 2 virtual entry/exit points to the storage hubs. Natural gas leaving the national grid is carried on the regional network to the delivery points where it is offtaken by customers;
- a regional transport network extending over 22,786 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution.

Transport capacity in Italy	(mmcm/d)	2009-2010 Thermal year	2010-2011 Thermal year
Entry points	Available capacity	Awarded capacity	Saturation (%)	Available capacity	Awarded capacity	Saturation (%)

Tarvisio	119.7	102.8	85.8	119.2	110.3	92.5
Mazara del Vallo	103.6	98.7	95.3	105.0	98.9	94.2
Gries Pass	64.9	59.0	90.9	64.8	55.0	84.9
Gela	33.0	32.9	99.7	35.2	34.3	97.4
Cavarzere (LNG)	26.4	21.0	79.5	26.4	24.6	93.2
Panigaglia (LNG)	13.0	7.2	55.4	13.0	7.2	55.4
Gorizia	4.8			4.8	0.5	10.4

	365.4	321.6	88.0	368.4	330.8	89.8

The major pipelines interconnected with import trunk-lines that are part of Eni’s national network are:
for natural gas imported from the entry point at Mazara del Vallo:
- two lines with a 48/42-inch diameters, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, connect Mazara del Vallo on the Southern coast of Sicily where they link with the TMPC pipeline carrying Algerian gas, to Minerbio (near Bologna). This pipeline is undergoing upgrades with the laying of a third line with a 48-inch diameter 583-kilometer long (of these 525 are already operating). At the Mazara del Vallo entry point the available transport capacity is approximately 105 mmcm/d;
for natural gas imported from the entry point at Gela:
- a 36-inch diameter line, 67-kilometer long linking Gela, the entry point of the GreenStream underwater pipeline, to the national network near Enna along the trunkline transporting gas coming from Algeria. Transport capacity at the Gela entry point is approximately 35 mmcm/d;
for natural gas imported from the entry points at Tarvisio and Gorizia:
- two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers connecting the Austrian network at Tarvisio. This facility crosses the Po Valley reaching Sergnano (near	Cremona) and Minerbio. This pipeline has been upgraded by the laying of a third 264-kilometer long line with a diameter from 48 to 56 inches. The pipeline transport capacity at the Tarvisio entry point amounts to approximately 119 mmcm/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmcm/d;
for natural gas imported from the entry point at Gries Pass:
- one line, with a 48-inch diameter and 177-kilometer long that extends from the Italian border at Gries Pass (Verbania), to the node of Mortara, in the Po Valley. The pipeline transport capacity at the Passo Gries entry point amounts to 65 mmcm/d;
for natural gas coming from the Panigaglia LNG terminal:
- one line, with a 30-inch diameter and 170-kilometer long that links the Panigaglia terminal to the national transport network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 mmcm/d;
for natural gas coming from the Rovigo Adriatic LNG terminal:
- a 36-inch diameter connection at the Minerbio junction with the Cavarzere-Minerbio pipeline belonging to Edison Stoccaggio SpA, which receives gas from the LNG terminal located offshore of Porto Viro. The pipeline transport capacity at the Cavarzere entry point amounts to 26 mmcm/d.

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Eni Fact Book Gas & Power

Eni’s system is completed by: (i) eleven compressor stations used to increase gas pressure in pipelines to the level required for its flow; and (ii) four marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo and Messina in Sicily and Favazzina and Palmi in Calabria.
The interconnections managed by Snam Rete Gas in the Italian transport network are guaranteed by 22 linkage and dispatching nodes and by 568 plant units including pressure reduction and regulation plants. These plants allow the regulation of the flow of natural gas in the network and guarantee the connection of pipes working at different pressures.
Snam Rete Gas also provides dispatching services through a central operating plant that monitors and controls the operations of the transport network, receiving data from approximately 3,000 plants, of which over 1,500 are remotely controlled and are located all over Italy.
In 2010, volumes of natural gas input in the national grid (83.32 bcm) increasing by 6.42 bcm from 2009 due to higher gas deliveries due to a demand recovery. Eni transported 47.87 bcm of natural gas on behalf of third parties, up 10.55 bcm from 2009, or 28.3%.
Eni, through Snam Rete Gas, operates the regasification terminal of Panigaglia (Liguria). At full capacity, this terminal can regasify 17,500 cm of LNG per day and input 3.5 bcm/y into the Italian transport network.

Distribution activity
Distribution involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. The subsidiary Italgas (Eni’s interest 100%) and other subsidiaries operate in the distribution activity in Italy serving 1,330 municipalities through a low pressure network consisting of approximately 50,000 kilometers of pipelines supplying 5.8 million customers and distributing 8.15 bcm in 2010. Under Legislative Decree No. 164/2000 on the opening up of the natural gas market in Italy, distribution activities are considered a public service and therefore are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This business, therefore, presents a low risk and a steady cash generation profile.
Distribution activities are conducted under concession agreements whereby local public administrations award the service of gas distribution to companies. According to Legislative Decree No. 164/2000, the award of the service has to take place by competitive bid from the end of a transition period no later than December 31, 2012.

Future concessions will have a term no longer than twelve years. For the next four years, Eni intends to develop its distribution networks and improve efficiency of operations and services standards.

Storage activity
Eni through Stoccaggi Gas Italia SpA, operates in natural gas storage in Italy. Storage services are provided through 8 operating concessions, 4 of which are located in Lombardia (Brugherio, Ripalta, Sergnano e Settala), 3 in Emilia Romagna (Cortemaggiore, Minerbio e Sabbioncello) and 1 in Abruzzo (Fiume Treste). These storage sites are depleted gas fields and have been converted to storage by means of proper infrastructure and facilities that link them to the national grid. In particular, the storage system is managed in order to allow the optimal injection of gas and its supply in respect of technical and management constraints.
Storage services are provided by means of:
- storage fields;
- wells;
- linkage facilities;
- compression stations;
- treatment plants.
Storage fields contain cushion gas and working gas. Cushion gas is the amount of gas necessary for the field’s operation and is the minimum indispensable volume present or injected in the field at the beginning of storage, that needs to be always present in the field. Working gas is the volume of gas produced and injected cyclically during the year. Storage activity consists of two separate phases:
- injection of gas underground;
- offtake of previously injected gas.
Injection of gas in the fields, through storage wells, usually taking place between April and October, is achieved through compression plants that increase the pressure of gas taken from the national distribution network. Gas offtake, usually taking place between November and the following March, is achieved through treatment plants required to bring gas back to the marketing specifications.
In 2010, 8 bcm of gas were input to the Company’s storage deposits, an increase of 0.19 bcm compared to 2009) while 7.59 bcm were supplied (down 1.12 bcm from 2009). In 2010, storage capacity amounted to 14.2 bcm, of which 5 were destined to strategic storage. The share of storage capacity used by third parties was 71% (70% in 2009).

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Eni Fact Book Gas & Power

Main R&D projects

In 2010, overall expenditure in R&D amounted to approximately euro 2 million, excluding general and administrative expenses. A total of 2 new patents applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

TPI - Intermediate Pressure Transport
Eni is examining the potential and maturity of this transport option (pressure over 100 bar high grade steel pipes). The TPI project was started in 2008 in cooperation with various partners, such as Centro

Sviluppo Materiali (CSM). In 2009, welding and tests on a real scale simulating operating conditions have been started. The process continued in 2010 and a patent application has been filed on a new welding process.

Kassandra Meteo Project
Since 2009 the Gas & Power Division has been developing a new weather forecast process in cooperation with Centro Meteo Operations Italia (MOPI) to explore the trends of temperatures at regional scale and by seasons. The project can be applied to the Italian and European natural gas market where Eni operates. A patent application was filed in 2010 on this long-medium term weather forecasting method.

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Eni Fact Book Gas & Power

Supply of natural gas	(bcm)	2006	2007	2008	2009	2010

Italy	10.21	8.65	8.00	6.86	7.29

Outside Italy
Russia	24.98	23.44	22.91	22.02	14.29
Algeria (including LNG)	20.42	18.41	19.22	13.82	16.23
Libya	7.70	9.24	9.87	9.14	9.36
Netherlands	10.28	7.74	9.83	11.73	10.16
Norway	5.92	5.78	6.97	12.65	11.48
United Kingdom	2.50	3.15	3.12	3.06	4.14
Hungary	3.28	2.87	2.84	0.63	0.66
Qatar (LNG)			0.71	2.91	2.90
Other supplies of natural gas	2.41	2.20	4.07	4.49	4.42
Other supplies of LNG	1.57	2.32	2.11	1.34	1.56
	79.06	75.15	81.65	81.79	75.20

Total supplies of Eni’s consolidated subsidiaries	89.27	83.80	89.65	88.65	82.49
Offtake from (input to) storage	(3.01)	1.49	(0.08)	1.25	(0.20)
Network losses, measurement differences and other changes	(0.50)	(0.46)	(0.25)	(0.30)	(0.11)
Available for sale by Eni’s consolidated subsidiaries	85.76	84.83	89.32	89.60	82.18
Available for sale of Eni’s affiliates	7.65	8.74	8.91	7.95	9.23
E&P volumes	4.69	5.39	6.00	6.17	5.65
Gas volumes available for sale	98.10	98.96	104.23	103.72	97.06

i
Gas sales by entity	(bcm)	2006	2007	2008	2009	2010

Sales of consolidated subsidiaries	85.76	84.83	89.32	89.60	82.00
Italy (including own consumption)	57.07	56.08	52.82	40.04	34.23
Rest of Europe	27.93	27.86	35.61	48.65	46.74
Extra European markets	0.76	0.89	0.89	0.91	1.03
Sales of Eni’s affiliates (net to Eni)	7.65	8.74	8.91	7.95	9.41
Italy	0.02	0.05	0.05	0.00	0.06
Rest of Europe	6.88	7.16	7.42	6.8	7.78
Extra European markets	0.75	1.53	1.44	1.15	1.57
E&P sales in Europe and in the Gulf of Mexico	4.69	5.39	6.00	6.17	5.65
Worldwide gas sales	98.10	98.96	104.23	103.72	97.06

i
LNG sales	(bcm)	2006	2007	2008	2009	2010

G&P sales	6.4	8.0	8.4	9.8	11.2

Italy	1.5	1.2	0.3	0.1	0.2
Rest of Europe	4.4	5.6	7.0	8.9	9.8
Extra European markets	0.5	1.2	1.1	0.8	1.2
E&P sales	3.5	3.7	3.6	3.1	3.8

Liquefaction plants:
Bontang (Indonesia)	0.9	0.7	0.7	0.8	0.7
Point Fortin (Trinidad & Tobago)	0.4	0.6	0.5	0.5	0.6
Bonny (Nigeria)	1.8	2.0	2.0	1.4	2.2
Darwin (Australia)	0.4	0.4	0.4	0.4	0.3

	9.9	11.7	12.0	12.9	15.0

i
Electricity sales	(TWh)	2006	2007	2008	2009	2010

Free market	16.22	20.73	22.89	24.74	27.48
Italian power exchange	9.67	8.66	3.82	4.7	7.13
Industrial plants	2.70	2.81	2.71	2.92	3.21
Other (a)	2.44	0.99	0.51	1.6	1.72

Electricity sales	31.03	33.19	29.93	33.96	39.54
Power generation	24.82	25.49	23.33	24.09	25.63
Trading of electricity (a)	6.21	7.70	6.60	9.87	13.91

i	i	i
(a)	i	Include positive and negative unbalancings.

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Eni Fact Book Gas & Power

EniPower power stations	Installed capacity in 2009 (a)	Full installed capacity (2014) (b)	Effective/planned start up	Fuel
Power stations	(GW)	(GW)
Brindisi	1.3	1.4	2006	gas
Ferrera Erbognone	1.0	1.0	2004	gas/syngas
Livorno	0.2	0.2	2000	gas
Mantova	0.9	0.8	2005	gas
Ravenna	1.0	1.0	2004	gas
Taranto	0.1	0.1	2014	gas
Ferrara	0.8	0.8	2008	gas
Bolgiano (c)		0.1	2012	gas
Porto Torres		0.1	2014	biomass
	5.3	5.4

i	i	i
(a)	i	Capacity available after completion of dismantling of obsolete plants.
(b)	i	Installed and operational generation capacity.
(c)	i	Acquired in January 2010.
i	i	i
Power generation	2006	2007	2008	2009	2010

Purchases
Natural gas	(mmcm)	4,775	4,860	4,530	4,790	5,154
Other fuels	(ktoe)	616	720	560	569	547
- of which steam cracking		136	137	131	82	103

Production
Power generation	(TWh)	24.82	25.49	23.33	24.09	25.63
Steam	(ktonnes)	10,287	10,849	10,584	10,048	10,983
Installed generation capacity	(GW)	4.9	4.9	4.9	5.3	5.3

i	i	i
Gas volumes transported (a) and regasified in Italy	(bcm)	2006	2007	2008	2009	2010

Total gas volumes transported	87.99	83.28	85.64	76.90	83.32
Total gas volumes regasified	3.13	2.38	1.52	1.32	1.98

i	i	i
(a)	i	Include amounts destined to domestic storage.
i	i	i
Transport infrastructure
Route	Lines (units)	Length of main line (km)	Diameter (inch)	Transport capacity (a) (mmcm/d)	Pressure min-max (bar)	Compression stations (units)
ITALY
Mazara del Vallo-Minerbio (under upgrading)	2/3	1,480	48/42 - 48	103.6	75	7
Tarvisio-Sergnano-Minerbio	3	433	42/36, 34 and 48/56	119.7	58/75	3
Passo Gries-Mortara	1/2	177	48/34	64.9	55/75	1

OUTSIDE ITALY	Lines (units)	Total length (km)	Diameter (inch)	Transport capacity (b) (mmcm/d)	Transit capacity (c) (bcm/y)	Compression stations (units)
TENP (Bocholtz-Wallbach)	2 lines of km 500	1,000	36/38/40	22.9	15.5	4
Transitgas (Rodersdorf-Lostorf)	3 lines of km 165, 71 and 55	291	36/48	24.9	19.9	1
TAG (Baumgarten-Tarvisio)	3 lines of km 380	1,140	36/38/40/42	45.2	37.4	5
TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.0	33.2	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.2	33.2
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	11	11	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

i	i	i
(a)	i	Transport capacity refers to the capacity at the entry point connected to the import pipelines.
(b)	i	Include both transit capacity and volumes of natural gas destined to local markets and offtaken at various points along the pipeline.
(c)		Maximum volume of natural gas input at various entry points along the pipeline and transported to the next pipeline.

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Eni Fact Book Gas & Power

Distribution Italy	2006	2007	2008	2009	2010

Volumes distributed	(bcm)	7.74	7.44	7.63	7.73	8.15
to Eni		6.33	5.66	6.33	6.26	6.3
to third parties		1.41	1.78	1.30	1.47	1.85
Installed network	(km)	48,724	48,746	49,410	49,973	50,307
Active meters	(contracts)	5,550,700	5,598,677	5,676,105	5,770,672	5,848,478
Municipalities served	(units)	1,315	1,318	1,320	1,322	1,330

Storage	2006	2007	2008	2009	2010

Total storage capacity:	(bcm)	13.5	13.6	13.7	13.9	14.2
- of which strategic storage		5.1	5.1	5.1	5	5.0
- of which available storage		8.4	8.5	8.6	8.9	9.2

Available capacity:
- share utilized by Eni	(%)	54	44	39	30	29
- share utilized by third parties	(%)	46	56	61	70	71

Total offtake from (input to) storage	(bcm)	16.40	9.27	11.57	16.52	15.59
- input to storage		9.91	4.00	6.30	7.81	8.00
- offtake from storage		6.49	5.27	5.27	8.71	7.59

Total customers	(No.)	38	44	48	56	60

Capital expenditures	(euro million)	2006	2007	2008	2009	2010

Italy	1,054	1,219	1,750	1,564	1,575

Outside Italy	160	292	308	122	110

	1,214	1,511	2,058	1,686	1,685

Market	292	238	198	175	248

Market	63	63	91	102	133
Italy		13	16	12	40
Outside Italy	63	50	75	90	93
Power generation	229	175	107	73	115

Regulated businesses in Italy	825	1,031	1,627	1,479	1,420

Transport	627	691	1,130	919	842
Distribution	158	195	233	278	328
Storage	40	145	264	282	250
International transport	97	242	233	32	17

	1,214	1,511	2,058	1,686	1,685

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Eni Fact Book Refining & Marketing

Key performance/sustainability indicators	2006	2007	2008	2009	2010

Employee injury frequency rate	(No. of accidents per million hours worked)	3.13	3.57	2.88	3.18	1.77

Net sales from operations (a)	(euro million)	38,176	36,349	45,017	31,769	43,190
Operating profit		324	686	(988)	(102)	149
Adjusted operating profit (b)		794	292	580	(357)	(171)
Adjusted net profit		631	294	521	(197)	(49)

Capital expenditures		645	979	965	635	711
Adjusted capital employed, net at year end		5,766	7,149	8,260	7,560	7,859
Adjusted ROACE	(%)	10.7	4.6	6.5	(2.6)	(0.6)

Refinery throughputs on own account	(mmtonnes)	38.04	37.15	35.84	34.55	34.80
Conversion index	(%)	57	56	58	60	61
Balanced capacity of refineries	(kbbl/d)	711	748	737	747	757

Retail sales of petroleum products in Europe (c)	(mmtonnes)	12.48	12.65	12.03	12.02	11.73
Service stations in Europe at year end (c)	(units)	6,294	6,440	5,956	5,986	6,167
Average throughput per service station in Europe (c)	(kliters)	2,470	2,486	2,502	2,477	2,353

Employees at year end	(units)	9,437	9,428	8,327	8,166	8,022
Direct GHG emissions	(mmtonnes CO2 eq)	7.91	8.54	7.74	7.29	7.76
SO2 emissions	(ktonnes)	22.36	26.19	23.18	21.98	27.14
Customer satisfaction index	(likert scale)	8.42	8.22	8.14	7.93	7.90

i	i	i
(a)	i	Before elimination of intragroup sales.
(b)	i	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The impact on 2010 operating profit has been euro 76 million.
(c)	i	2006-2007 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.
i
2010 Highlights

Portfolio development and main projects
I In 2010, the acquisition of downstream activities in Austria was finalized. It includes a retail network, wholesale activities, as well as commercial assets in the aviation business and related logistic and storage activities.
I The re-branding of Eni’s service stations and the upgrading of Eni’s retail network are ongoing. In 2010, 463 service stations in Italy were	re-branded to the "eni" brand, corresponding to approximately 10% of the retail network, with priority awarded to high throughput service stations with non-oil activities.

Financial and operating results
I In 2010, the Refining & Marketing Division reported a substantial recovery from 2009 with adjusted net loss improving from -euro 197 million to -euro 49 million due to more positive trends in the refining business, an improved performance of the marketing business and increased earnings reported by equity-accounted subsidiaries.

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Eni Fact Book Refining & Marketing

I Return on average capital employed on an adjusted basis was a negative 0.6% (-2.6% in 2009).
I Capital expenditures totaled euro 711 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, logistic assets, the upgrade of the refined product retail network in Italy and in the rest of Europe.
I In the medium term, notwithstanding persisting negative trends in the market scenario, management plans to recover profitability and	to generate positive free cash flows from 2011. Eni intends to focus on efficiency improvements, optimization of refinery processes, selection of capital projects, and, in marketing, increase retail sales and market share in Italy.

I In 2010, the offer of products and non-oil services improved in Eni’s retail network in Italy, due to the opening/restructuring of 257 outlets under the new "eni café" and "eni shop" format, and 50 car wash units.

Strategies

We are the leader operator in refining and marketing of petroleum products in Italy. We hold interests in some refining poles in Europe and we are engaged in retail and wholesales activities in Central-Eastern European countries. Retail sales operations are conducted under the "eni" and "agip" brands. The re-branding of Eni’s service stations in Italy and in the rest of Europe to "eni" brand is underway.
Integration of our refining, supply, trading, logistics and marketing operations as well as our technological know-how and a well-known brand, provide us with a competitive advantage on which Eni can leverage to maximize economies of scale and operation effectiveness and to better face an extremely challenging scenario.
In the medium term we intend to improve our profitability and to target a	positive free cash flow leveraging on efficiency actions.
Our strategic guidelines are:

- Optimize plant configuration in order to best adapt to a volatile scenario.
- Revise our presence outside Italy, by focusing on core areas and possibly divesting marginal ones.
- Tightly select capital projects.

In the next four-year period, we plan to invest about euro 2.9 billion mainly devoted to upgrade Eni’s best refineries, particularly by completing and starting-up the EST (Eni Slurry Technology) project, and to complete the upgrading and rebranding of our retail network.

Market trends

In 2010, the refining industry in the Mediterranean area and in Central Europe has been suffering from stagnant demand due to excess of refining capacity and from high volatility of oil prices that was not followed by a corresponding increase in product prices.
Main trends expected in the medium term are:
- demand for petroleum products stable or in slight decline;
- excess refining capacity and supply/demand imbalances in product mix. Particularly, gasoline supplies are expected to exceed demand needs, while gasoil is seen in short supply;
- enactment of the so-called "oil less" energy policies, in particular:
- with regard to biofuels, European Directive No. 2009/28/EC (Renewevable Energy Sources or RES Directive) on renewable energy sources and bio-fuels, which introduces a mandatory target on the use of energy from renewable sources. By 2020, at least 20% of total energy and, in automotive transport, at least 10% of total fuels consumed by 2020 must derive from renewable sources, with possible effects on additives to be used in fuels; and
- European Directive No. 2009/30/EC (Fuel Quality Directive or FQD Directive) which, with the intent to reduce GHG emissions, increases oxygenates levels to 3.7% by weight and allows the use of ethers (MTBE, ETBE, TAME) up to 22% by volume, also allowing member states to request an exemption on vapor pressure in the case of use of ethanol in gasoline.

Based on the above mentioned trends, the sector remains exposed to volatility in oil prices and rising costs of energy utilities.

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Eni Fact Book Refining & Marketing

Against this backdrop, refining projects related to deep conversion of heavy fractions of the barrel into light and more valuable products will take increasing relevance. Eni intends to focus on the development of its proprietary EST technology at the Sannazzaro refinery, that will target a reduction to zero of the heavy residue of the conversion process benefiting yields of valuable middle distillates.
In particular, the start-up of the first EST plant will validate the application of this innovative technology on an industrial scale. Both oil downstream and upstream will benefit from the full conversion of the "bottom of the barrel". In downstream, EST technology will enable to convert into more valuable products fuel oil, for which in coming years demand is expected to sharply decline. In oil upstream, EST represents the best among other available conversion technologies to extract value from non-conventional resources (i.e. Canadian tar sands, extra heavy oils, etc.).
Eni’s strategy is to face the expected weakness of refining margins through the levers of energy efficiency, cost savings and the selected capital expenditures aimed at increasing refineries complexity and flexibility.

In marketing, in order to face the expected weak dynamics of demand and increasing competitive pressure, Eni plans to strengthen its profitability enhancing non-oil activities, improving the quality standards of service and customer loyalty, also leveraging on the re-branding of the retail network.

Activities

1. Refining

Eni’s refining system has total refinery capacity (balanced with conversion capacity) of approximately 37.8 mmtonnes (equal to 757 kbbl/d) and a conversion index of 61%. In 2010 refinery throughputs on own account in Italy and outside Italy were 34.80 mmtonnes. In the next four years, Eni plans to selectively upgrade conversion capacity and flexibility of the best refineries, in particular by completing and starting-up EST project at the Sannazzaro plant that will enable Eni to take advantage of the opportunities rising from trend changes of middle distillate demand and to enlarge the possibility to process different and low-quality feedstocks.
The recovery of margins will be supported by significant cost savings and the optimization/integration of refinery cycles. By 2014, Eni plans to increase throughputs by 2 mmtonnes to 37 mmtonnes with a refinery utilization rate of 90%.
Higher conversion capacity is expected to enable the Company to extract value from equity crude as well as capture opportunities of monetizing heavy crudes and non conventional resources.

In particular, planned actions will enable Eni to:
- improve refineries conversion capacity, reaching an FCC (Fluid Catalytic Cracking) complexity of 64% in Europe by 2014. Middle distillate yields

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are expected to come in at 46% by 2013 from 42% in 2010;
- increase the flexibility of the system in order to choose feedstocks (crude mix and intermediate products) depending on market opportunities;
- maximize advantages deriving from technologies and proprietary know-how;
- adapt refinery throughputs to expected demand trends for petroleum products (growing gasoil consumption and gasoline reduction, as well as fuel oil demand decrease);
- increase the production of premium price fuels with high performance and low environmental impact.

■  Italy
Eni’s refining system in Italy is composed of five 100% owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset configuration, the geographic positioning with respect to end markets and the integration with Eni’s other activities.

Sannazzaro: the refinery has balanced refining capacity of 180 kbbl/d and a conversion index of 61.2%. Management believes that this unit is among the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high degree of flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), two hydrocrackers (HdCK), which increase middle distillate yields and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syn-gas to feed the nearby EniPower power plant at Ferrera Erbognone. Eni is developing a conversion plant employing the Eni Slurry Technology with a 23 kbbl/d capacity for processing heavy crude with high sulfur content producing high quality middle distillates, in particular gasoil, and reducing the yield of fuel oil to zero. The stat-up is expected in 2012.

Taranto: the refinery has balanced refining capacity of 120 kbbl/d and a conversion index of 72%. This refinery can process a wide range of crudes and other feedstock. It principally produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulfur content residues into valuable products and high-quality feedstock for the catalytic cracking unit. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2010 a total of 1.8 mmtonnes of this oil were processed). A new hydro-cracking unit integrated with the RHU facility started production in 2010 with a capacity of 17 kbbl/d.

Gela: the refinery has balanced refining capacity of 100 kbbl/d and a conversion index of 142.4%. This refinery is located on the Southern coast of Sicily and is highly integrated with upstream operations as it processes heavy crude produced from Eni’s nearby offshore and onshore fields in Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and petrochemical feedstock. Its high conversion level is ensured by an FCC unit with a go-finer for the upgrading of feedstocks and two coking plants for the conversion of heavy residues into valuable products. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards. An upgrade of the Gela power plant is ongoing, aimed at increasing profitability by exploiting the synergies deriving from the integration of refining and power generation.

Livorno: the refinery has balanced refining capacity of 84 kbbl/d and a conversion index of 11.4%, manufactures mainly gasoline, fuel oil for bunkering and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites by means of two pipelines optimizes intake, handling and distribution of products.

Porto Marghera: the refinery has balanced refining capacity of 80 kbbl/d and a conversion index of 20.2%, this refinery supplies mainly markets in North-Eastern Italy and Austria. Besides its primary distillation plants, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) designed to increase yields of valuable products.

Milazzo: jointly-owned by Eni and Kuwait Petroleum Italy, the refinery has balanced primary refining capacity of 80 kbbl/d (Eni’s share) and a conversion rate of 73%. It is located on the northern coast of Sicily and is provided with two primary distillation plants, one unit of fluid catalytic cracking (FCC), one hydrocracking unit for the conversion of middle distillates (HDC) and one unit devoted to the residue treatment process (LC-Finer).

■  Outside Italy
In Germany, Eni holds an 8.33% interest in the Schwedt refinery and a 20% interest in Bayernoil, an integrated pole that includes Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 60 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany. Eni holds a 32.4% stake in Ceska Rafinerska, which includes two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to about 53 kbbl/d.
In addition, through its 33.34% interest in Galp, Eni participates two refineries in Portugal: a small one in Porto specialized in the manufacture of lubricant bases and a larger and more complex refinery in Sines integrated with petrochemicals production.

2. Logistics

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 20 directly managed storage sites and a network of petroleum product pipelines for the sale and storage of refined products, LPG and crude.
Eni’s logistic model is organized on hub structure including five main areas. These hubs monitor and centralize the handling of products flows aiming to drive forward more efficiency particularly in cost control of collection and delivery of orders.
Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs, and increasing efficiency.

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Eni Fact Book Refining & Marketing

Eni operates in the transport of oil and refined products: (i) on land through the ownership of a pipeline network extending approximately 1,447 kilometer-long (of which 1,347 kilometers owned by Refining & Marketing division and 100 kilometers by the Exploration & Production division); and (ii) by sea through spot and long-term lease contracts of tanker ships. Secondary distribution to retail and wholesale markets is effected through third parties who also own their means of transportation, in some instances with minority participation of Eni.

3. Marketing

■  Retail Italy
In Italy Eni is leader in retail marketing of refined products with a 30.4% market share.
At December 31, 2010, Eni’s retail network in Italy consisted of 4,542 service stations, 68 more than at December 31, 2009 (4,474 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (74 units), the opening of new service stations (11 units), partly offset by the closing of service stations with low throughput (13 units) and the release of 4 service stations under highway concession.
In 2010, retail sales in Italy were 10.9 billion liters (8.63 mmtonnes) with an average throughput related to gasoline and gasoil of 2.3 mmliters.
In the medium term, trends in fuel consumptions are expected to be weak, resulting in a progressive reduction in gasoline demand and an increase of diesel and LPG. Against this backdrop, Eni intends to leverage on a network of modern and efficient service stations, which will be revamped in design and style, new promotional campaigns, selective pricing and marketing initiatives, and strengthening "non-oil" business.
The re-branding of Eni’s service stations and the upgrading of Eni’s retail network will be finalized by 2014. In 2010, a total of 463 service stations in Italy were re-branded to the "eni" brand, corresponding to approximately 10% of the retail network, with priority awarded to high throughput service stations with non-oil activities.

Planned action will focus on:
- the completion of the project of re-branding to "eni" brand, and on the construction, upgrading and restructuring of service stations;
- the range of services and terms of sale available at the pump of service stations that are designed to better suit customers’ needs.("served", "fai-da-te", "Iperself");
- the increase of the number of service stations providing dispensers for LPG and methane for automotive use;
- the improvement of innovative non-oil format.

Premium fuels
In 2010, fuel sales of the Blu line – BluDieselTech and BluSuper – recorded lower sales from 2009, reflecting weak domestic consumption and the sensitivity of demand to the price of these products. In particular, sales of BluDieselTech declined slightly from 2009, approximately amounting to 573 ktonnes (689 mmliters), and represented 10.3% of gasoil sales on Eni’s retail network. At December 31, 2010, service stations marketing BluDieselTech totaled 4,071 units (4,104 at 2009 year-end) covering approximately 90% of Eni’s network.
Retail sales of BluSuper amounted to 70 ktonnes (approximately 94 mmliters), decreasing by approximately 12 ktonnes from 2009, and covered 2.6% of gasoline sales on Eni’s retail network (down 0.1% from a year ago). At December 31, 2010, service stations marketing BluSuper totaled 2,672 units (2,679 at December 31, 2009), covering approximately 59% of Eni’s network.
Eni has recently launched a new range of high-performance and high-quality products, the "eni blue+" range, consisting of a gasoil (eni blue diesel+) and gasoline (eni blue super+), able to guarantee high performance and clean valves and injectors.
The most up-to-date refining technologies and the innovative "blu clean" detergent molecule give to the new eni blu+ fuels excellent detergent properties, providing a better fluidity of running and ensuring an excellent engine performance.
The CNR Motoring Institute, one of the leading research institutes in the field of combustion and engine efficiency, has validated tests conducted by Eni on the eni blu+ range.

Promotional actions
you&eni
In February 2010, in replacement of the previous promotional campaign "You&Agip", Eni launched the new "you&eni" loyalty points program, which will last 3 years on January 31, 2013. This initiative offers prizes to customers in proportion to their purchases of fuels and convenience items through the accumulation of points on a loyalty card at service stations’ stores as well as at the ones of certain partners to the program.
As of December 31, 2010, the number of customers that actively used the card in the year amounted to approximately 5 million. The average number of cards active each month was approximately 2.8 million. Volumes of fuel marketed under this initiative represented approximately 40% of overall volumes marketed on Eni’s network.

Iperself
In 2010, the success of Eni’s "Iperself" promotional campaign continued. This promotion provides a discount to customers purchasing

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Eni Fact Book Refining & Marketing

fuel in self-service stations during closing hours. Jointly with other marketing activities this initiative supported sales against the backdrop of weak demand and increased price elasticity.

Multicard Routex
The Routex Multicard paying card is addressed to professional transport (transporters and car fleets) and provides users with services ranging from delayed payment to discounts on fuel prices, centralized invoicing, reports on consumption and distances covered, in addition to toll paying in highways. This initiative aims at gaining loyalty from customers across Europe as the card can be used in Italy on all Agip branded service stations and, in its international version, on the service stations of all members of the Routex consortium (Aral, BP, OMV and Statoil).

Non oil
Eni intends to pursue the development and the upgrading of non-oil activities in order to improve the range and the quality standards of services offered to customers. At the end of 2010, on Eni’s network were active 165 "eni shop" of which 117 in conjunction with "eni cafe" and 48 stand alone units.
In 2010, the offer of products and non-oil services improved in Eni’s retail network in Italy, due to the opening/restructuring of 257 outlets under the new "eni cafe" and "eni shop" format, and 50 car wash units.
In 2010, sales of non oil products and services, including lubricants, amounted to euro 57.5 million while the operating profit was of euro 30.2 million. In the next four years Eni confirms its development and upgrading strategy for non oil activity by opening new units and converting existing ones to more visible formats targeting over 1,100 bars, shops and washing areas, reaching a coverage of its owned service stations of nearly 60% by 2014 (about 56% at year end 2010).

■  Rest of Europe
In 2010, retail sales of refined products marketed in the rest of Europe (3.10 mmtonnes) were up 3.7% from 2009. The increase was driven by volume additions in Austria, reflecting the purchase of service stations, and by enhanced performance in Eastern Europe (particularly in Slovakia and Romania), as well as in Germany and France.

At December 31, 2010, Eni’s retail network in the rest of Europe consisted of 1,625 units, an increase of 113 units from December 31, 2009 (1,512 service stations). The network evolution was as follows: (i) positive balance of acquisitions/releases of lease concessions (19 units) with positive changes in Austria and Hungary; (ii) purchased 114 service stations; (iii) opened 5 new outlets; and (iv) closed 25 low throughput service stations. Average throughput (2,441 kliters) slightly decreased from 2009 (2,461 kliters).
Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly Eastern and Central Europe leveraging on recent acquisitions in Austria and synergies ensured by the proximity of these markets to Eni’s production and logistic facilities, brand awareness and economies of scale.
Selected capital projects will be addressed to the development and the upgrading of retail network.
Non-oil activities in the rest of Europe are carried out under the CiaoAgip® brand name in 1,146 service stations, of which 395 are in Germany and 173 in France, with a 71% coverage of the network and a virtually complete coverage of owned stations.

4. Wholesale businesses

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers, etc.).
Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Customer care and product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
During 2010, following the reorganization of wholesale fuels business, a repositioning project was started-up, targeting resellers and large clients as well as retail customers which will be managed by certain subsidiaries of the R&M Division.
In 2010, sales volumes on wholesale markets in Italy (9.45 mmtonnes) were down by approximately 110 ktonnes from 2009, or 1.2%, mainly reflecting a decline in domestic consumption in particular of fuel oil by industrial customers. Eni’s wholesale market share for 2010 averaged 29.2%, up 1.6 percentage points from 2009.
Sales on wholesale markets in the rest of Europe (3.88 mmtonnes) increased by approximately 220 ktonnes, or 6%, mainly in Austria, due to purchase of service stations, in France due to higher bitumen sales and in Germany, due to a large product availability and a recovery in consumption.
Supplies of feedstock to the petrochemical industry (1.72 mmtonnes) increased by approximately 390 ktonnes due to demand recovery.
Other sales (19.60 mmtonnes) increased by approximately 990 ktonnes, or 5.3%, mainly due to higher sales volumes to the cargo market and to oil companies.

Eni also markets jet fuel directly at 46 airports, of which 27 are in Italy. In 2010, these sales amounted to 1.8 mmtonnes (of which 1.4 mmtonnes are in Italy).

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Eni is also active in the international market of bunkering, marketing marine fuel mainly in 40 ports, of which 23 are in Italy. In 2010, marine fuel sales were 2.03 mmtonnes (1.97 mmtonnes in Italy).

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 592 ktonnes sold for heating and automotive use equal to a 17.6% market share. An additional 217 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.
LPG activities in Italy are supported by direct production, availability from 5 bottling plants and 4 owned storage sites, in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.
In order to expand its presence on the marketplace, in the medium-term Eni plans to increase the number of service stations providing dispensers for LPG for automotive use, targeting an increase market share to 26% by 2014.

Lubricants
Eni operates seven (owned and co-owned) blending plants, in Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oils, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero. In 2010, retail and wholesale sales in Italy amounted to 106 ktonnes with a 24.1% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oils and anti-freeze fluids). Outside Italy sales amounted to approximately 120 ktonnes, of these about 60% were registered in Europe (mainly Spain, Germany and France).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells approximately 1.7 mmtonnes/y of oxygenates mainly ethers (approximately 6.5% of world demand) and methanol (approximately 1.1% of world demand). About 81% of products are manufactured in Italy in Eni’s plants in Ravenna, in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 19% is bought and resold. Eni also distributes bio-ETBE on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels. Bio-ETBE is a kind of MTBE that gained a relevant position in the formulation of gasoline in the European Union, due to the fact that it is produced from ethanol from agricultural crops and qualified as bio-component in the European directive on bio-fuels. Starting from March 1, 2010, Italian rates on bio-fuels content have been changed from 3% to 3.5%. With the use of Bio-ETBE and FAME Eni covered the compliance within 98%. From January 1, 2011, the content increases to 4%. Eni expects to cover compliance in the same manner as in 2010.

Main R&D projects

In 2010 overall expenditure in R&D amounted to approximately euro 20 million, excluding general and administrative expenses. A total of 16 new patents applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results.

Eni Slurry Technology (EST)
The EST proprietary technology is an innovative process for hydroconversion by means of a nanodispersed catalyst (slurry) and a peculiar process scheme to refine various kinds of heavy feedstock: residues from the distillation of heavy and extra-heavy crude (such as the ones from the Orinoco Belt in Venezuela) or non conventional products such as tar sands, characterized by high contents of sulphur, nitrogen, metals, asphaltenes and other pollutants that are hard to manage in conventional refineries. EST does not give rise to by-products and simply converts feedstocks into distillates. In 2010 testing continued mainly directed to validating the technology from the point of view of the upgrading performance and plant management, to the preparation of a customized basic on Zuata crude. The first industrial plant with a 23 kbbl/d capacity is under construction at the Sannazzaro refinery, with start-up scheduled for 2012.

Hydrogen SCT-CPO
(Short Contact Time - Catalytic Partial Oxidation)
It is a reforming technology that can convert gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen). This technology can contribute to process intensification as it allows to produce synthetic gas and hydrogen using reactors up to 100 times smaller than those currently in use, with relevant savings. The development of this technology, that makes use of oxygen enriched air, has been completed and another version making use of pure oxygen is under development.

Nanomaterials
The use of structured nanomaterials is one of the key elements for innovation and intensification of processes because innovation thus obtained in materials is multiplied to the whole system. Projects are underway to study and enhance nanomaterials that could introduce radical improvements in conversion processes. The Dual Catalyst technology is based on nanocatalysts and its current tests could lead to breakthrough developments in EST, as it can increase productivity and quality of end products. The development of a bi-functional catalyst is underway that hydrogenates and desulphorates feesdtocks and increases the cracking rate and nitrogen removal. In the Flexible FCC (fluid catalytic cracking) line of products, new proprietary zeolite and zeolite-like materials have been developed for increasing the conversion of heavier fractions without increasing residues. This additive, associated to a new process scheme could change the gasoline/gasoil ratio in favor of the latter. In 2010 application testing continued and confirmed the results obtained so that scale up has started with the aim of finding the final formulation to be used in an industrial reactor. This application too is covered by a patent application and received the Eni Award for innovation.

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Eni Fact Book Refining & Marketing

Refining system in 2010
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal Cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)
Wholly owned refineries		685	685	564	65	69	41	37	29	89	46	70	91
Italy
Sannazzaro	100	223	223	180	61	34	11		29	29		77	95
Gela	100	129	129	100	142	35		37			46	69	89
Taranto	100	120	120	120	72		30			38		78	78
Livorno	100	106	106	84	11							87	110
Porto Marghera	100	107	107	80	20					22		64	85
Partially owned refineries (a)		874	245	193	50	163	25		99	27		83	109
Italy
Milazzo	50	248	124	80	73	41	25		32			74	109
Germany
Vohburg/Neustadt (Bayernoil)	20	215	43	41	34	49			43			94	98
Schwedt	8.33	231	19	19	42	49				27		96	99
Czech Republic
Kralupy and Litvinov (Ceska Rafinerska)	32.4	180	59	53	30	24			24			79	87
Total		1,559	930	757	61	232	66	37	128	116	46	73	93

(a)	Capacity of conversion plant is 100%.

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Eni Fact Book Refining & Marketing

Supply of oil	(mmtonnes)	2006	2007	2008	2009	2010

Equity crude oil
Production outside Italy	32.76	27.47	26.14	29.84	26.9
Production in Italy	4.05	4.10	3.57	2.91	3.24

	36.81	31.57	29.71	32.75	30.14
Other crudes oil
Purchases on spot markets	10.73	11.34	12.09	14.94	20.95
Purchases under long-term contracts	18.16	16.65	16.11	19.71	17.16

	28.89	27.99	28.20	34.65	38.11

Total crude oil purchases	65.70	59.56	57.91	67.40	68.25

Purchases of intermediate products	3.18	3.59	3.39	2.92	3.05
Purchase of products	16.00	16.14	17.42	13.98	15.28
Consumption for power generation	(1.10)	(1.13)	(1.00)	(0.96)	(0.92)
Other changes (a)	(1.99)	(2.19)	(1.04)	(1.64)	(2.69)

TOTAL PURCHASES	81.79	75.97	76.68	81.70	82.97

(a)		Includes changes in inventories, transport decline, consumption and losses.
i	i	i
Refinery capacity	2006	2007	2008	2009	2010

Primary distillation capacity (a)	(kbbl/d)	886	910	930	930	930
Balanced capacity (a)		711	748	737	747	757
Refinery throughputs on own account		761	743	717	480	514
Distillation capacity utilization rate	(%)	82	81	81	73	73

(a)	Eni’s share.
i	i	i
Availability of refined products	(mmtonnes)	2006	2007	2008	2009	2010

ITALY
At wholly-owned refineries	27.17	27.79	25.59	24.02	25.70
Less input on account of third parties	(1.53)	(1.76)	(1.37)	(0.49)	(0.50)
At affiliate refineries	7.71	6.42	6.17	5.87	4.36

Refinery throughputs on own account	33.35	32.45	30.39	29.40	29.56
Consumption and losses	(1.45)	(1.63)	(1.61)	(1.60)	(1.69)

Products available for sale	31.90	30.82	28.78	27.80	27.87
Purchases of refined products and change in inventories	4.45	2.16	2.56	3.73	4.24
Products transferred to operations outside Italy	(4.82)	(3.80)	(1.42)	(3.89)	(4.18)
Consumption for power generation	(1.10)	(1.13)	(1.00)	(0.96)	(0.92)

Sales of products	30.43	28.05	28.92	26.68	27.01

OUTSIDE ITALY
Refinery throughputs on own account	4.69	4.70	5.45	5.15	5.24
Consumption and losses	(0.32)	(0.31)	(0.25)	(0.25)	(0.24)

Products available for sale	4.37	4.39	5.20	4.90	5.00
Purchases of finished products and change in inventories	11.51	13.91	15.14	10.12	10.61
Products transferred from Italian operations	4.82	3.80	1.42	3.89	4.18

Sales of products	20.70	22.10	21.76	18.91	19.79
Refinery throughputs on own account	38.04	37.15	35.84	34.55	34.80
Total equity crude input	12.50	9.29	6.98	5.11	5.02

Total sales of refined products	51.13	50.15	50.68	45.59	46.80
Crude oil sales	30.66	25.82	26.00	36.11	36.17

TOTAL SALES	81.79	75.97	76.68	81.70	82.97

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Eni Fact Book Refining & Marketing

Production and sales	(mmtonnes)	2006	2007	2008	2009	2010

Products:
Gasoline	9.02	8.85	8.32	8.43	7.81
Gasoil	14.37	13.91	13.44	13.33	13.63
Jet fuel/kerosene	1.57	1.38	1.54	1.42	1.46
Fuel oil	4.85	4.89	4.34	4.01	3.75
LPG	0.72	0.69	0.71	0.66	0.50
Lubricants	0.55	0.64	0.60	0.49	0.67
Petrochemical feedstock	1.65	1.89	2.16	2.08	2.59
Other	3.54	2.96	2.86	2.28	2.46

Total products	36.27	35.21	33.97	32.70	32.87

Sales:

Italy	30.43	28.05	28.92	26.68	27.01
Gasoline	3.53	3.34	3.26	3.17	2.91
Gasoil	9.69	9.67	10.03	10.04	9.94
Jet fuel/kerosene	1.84	1.97	1.94	1.42	1.45
Fuel oil	1.26	0.95	0.85	0.72	0.44
LPG	0.59	0.54	0.57	0.57	0.59
Lubricants	0.14	0.13	0.13	0.09	0.11
Petrochemicals feedstock	2.61	1.93	1.70	1.33	1.72
Other	10.77	9.52	10.44	9.34	9.85

Rest of Europe	17.02	20.08	19.63	16.02	16.66
Gasoline	2.06	2.14	2.21	1.89	1.85
Gasoil	4.89	5.16	5.11	3.55	3.95
Jet fuel/kerosene	0.34	0.38	0.47	0.35	0.38
Fuel oil	0.23	0.25	0.23	0.29	0.25
LPG	0.12	0.13	0.16	0.14	0.12
Lubricants	0.10	0.10	0.11	0.08	0.10
Other	9.28	11.92	11.34	9.72	10.01

Extra Europe	3.68	2.02	2.13	2.89	3.13
Gasoline	1.94	1.52	1.63	2.51	2.74
LPG	0.34	0.36	0.37	0.36	0.37
Lubricants	0.02	0.02	0.03	0.02	0.02
Other	1.38	0.12	0.10

Worldwide
Gasoline	7.53	7.00	7.10	7.57	7.50
Gasoil	14.58	14.83	15.14	13.59	13.89
Jet fuel/kerosene	2.18	2.35	2.41	1.77	1.83
Fuel oil	1.49	1.20	1.08	1.01	0.69
LPG	1.05	1.03	1.10	1.07	1.08
Lubricants	0.26	0.25	0.27	0.19	0.23
Petrochemicals feedstock	2.61	1.93	1.70	1.33	1.72
Other	21.43	21.56	21.88	19.06	19.86

Total sales	51.13	50.15	50.68	45.59	46.80

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Eni Fact Book Refining & Marketing
Sales in Italy and outside Italy by market	(mmtonnes)	2006	2007	2008	2009	2010

Retail	8.66	8.62	8.81	9.03	8.63
Wholesale	11.74	11.09	11.15	9.56	9.45

	20.40	19.71	19.96	18.59	18.08
Petrochemicals	2.61	1.93	1.70	1.33	1.72
Other markets	7.42	6.41	7.26	6.76	7.21

Sales in Italy	30.43	28.05	28.92	26.68	27.01
Retail rest of Europe	3.82	4.03	3.22	2.99	3.10
Wholesale rest of Europe	4.19	4.39	3.94	3.66	3.88
Wholesale outside Europe	0.41	0.57	0.56	0.41	0.42

	8.42	8.99	7.72	7.06	7.40
Other markets	12.28	13.11	12.52	11.85	12.39
Sales outside Italy	20.70	22.10	20.24	18.91	19.79

Total sales (a)	51.13	50.15	49.16	45.59	46.80

(a)	2006-2007 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Sales by product/market	(mmtonnes)	2006	2007	2008	2009	2010

Italy	20.40	19.71	19.96	18.59	18.08
Retail sales	8.66	8.62	8.81	9.03	8.63
Gasoline	3.38	3.19	3.11	3.05	2.76
Gasoil	5.09	5.25	5.50	5.74	5.58
LPG	0.18	0.17	0.19	0.22	0.26
Lubricants	0.01	0.01	0.01	0.02	0.03

Wholesale sales	11.74	11.09	11.15	9.56	9.45
Gasoline	0.15	0.15	0.15	0.12	0.16
Gasoil	4.60	4.42	4.52	4.30	4.36
LPG	0.41	0.37	0.38	0.35	0.33
Lubricants	0.13	0.13	0.12	0.09	0.10
Fuel oil	1.27	0.95	0.85	0.72	0.44
Bunker	1.68	1.58	1.70	1.38	1.35
Other	3.50	3.49	3.43	2.60	2.71

Outside Italy (retail + wholesale)	8.42	8.99	7.72	7.06	7.40
Gasoline	2.06	2.29	2.12	1.89	1.85
Gasoil	4.90	5.16	3.80	3.54	3.95
LPG	0.46	0.49	0.52	0.50	0.49
Lubricants	0.10	0.09	0.11	0.10	0.10
Fuel oil	0.23	0.25	0.23	0.28	0.25
Jet fuel	0.34	0.38	0.47	0.35	0.40
Other	0.33	0.33	0.47	0.40	0.36

Total (a)	28.82	28.70	27.68	25.65	25.48

(a)	2006-2007 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Number of service stations	(units)	2006	2007	2008	2009	2010

Italy		4,356	4,390	4,409	4,474	4,542

Ordinary stations		4,214	4,253	4,273	4,344	4,415
Highway stations		142	137	136	130	127

Outside Italy		1,938	2,050	1,547	1,512	1,625
Germany		681	672	521	478	455
France		204	202	199	196	188
Iberian Peninsula (a)		358	371	-	-	-
Austria/Switzerland		444	443	458	446	582
Eastern Europe		251	362	369	392	400

Service stations selling Blu products		4,242	4,357	4,445	4,822	4,994
"Multi-Energy" service stations		3	4	4	4	5
Service stations selling LPG and natural gas		490	538	537	690	657
Non-oil sales	(euro million)	137	144	153	147	137

(a)	In October 2008 downstream activities including 371 service stations were sold to Galp.

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Eni Fact Book Refining & Marketing

Average throughput	(kliters/No. of service stations)	2006	2007	2008	2009	2010

Italy	2,463	2,444	2,470	2,482	2,322
Germany	2,978	2,968	2,868	3,167	3,360
France	2,388	2,365	2,152	2,193	2,310
Iberian Peninsula (a)	2,707	2,910	2,519	-	-
Austria/Switzerland	1,743	1,767	1,763	1,691	1,711
Eastern Europe	2,212	2,348	2,832	2,642	2,508

Average throughput	2,470	2,486	2,502	2,477	2,352

(a)	Referred to the first nine months of 2008. In October 2008 downstream activities including 371 service stations were sold to Galp.

Market shares in Italy	(%)	2006	2007	2008	2009	2010

Retail	29.3	29.2	30.6	31.5	30.4
Gasoline	27.2	27.3	28.5	29.0	27.9
Gasoil	31.6	31.2	32.7	33.8	32.5
LPG (automotive)	18.1	18.2	19.1	20.2	21.4
Lubricants	24.4	24.3	23.7	21.5	35.7

Wholesale	26.9	29.0	30.4	27.5	29.2
Gasoil	31.2	31.3	31.8	32.0	33.5
Fuel oil	15.2	16.2	16.3	17.2	17.8
Bunker	46.6	44.0	44.6	40.1	40.4
Lubricants	24.0	24.3	25.0	23.3	24.0

Domestic market share	28.2	29.5	31.0	29.3	29.8

Retail market shares outside Italy	(%)	2006	2007	2008	2009	2010

Central Europe
Austria	7.2	7.8	7.0	7.3	7.0
Switzerland	5.8	5.9	6.4	6.4	6.5
Germany	4.4	4.2	3.8	3.4	3.4
France	1.2	1.1	1.1	1.1	1.1

Eastern Europe
Hungary	6.3	7.9	11.6	11.6	11.9
Czech Republic	5.9	7.7	11.4	11.3	11.8
Slovakia			10.2	9.2	9.7
Slovenia	1.7	2.0	2.1	2.4	2.3
Romania				1.2	1.5

Iberian Peninsula (a)
Spain	3.2	3.3	3.4	-	-
Portugal	0.7	1.0	0.9	-	-

(a)	Referred to the first nine months of 2008. In October 2008 downstream activities including 371 service stations were sold to Galp.

Capital expenditures	(euro million)	2006	2007	2008	2009	2010

Italy	547	873	850	581	635
Outside Italy	98	106	115	54	76

	645	979	965	635	711
Refining, supply and logistic	376	675	630	436	446
Italy	376	675	630	436	444
Outside Italy					2
Marketing	223	282	298	172	246
Italy	125	176	183	118	172
Outside Italy	98	106	115	54	74
Other	46	22	37	27	19

	645	979	965	635	711

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Eni Fact Book Engineering & Construcion

Key performance indicators	2006	2007	2008	2009	2010
Employee injury frequency rate	(No. of accidents per million hours worked)	1.25	0.87	0.70	0.40	0.45

Net sales from operations (a)	(euro million)	6,979	8,678	9,176	9,664	10,581
Operating profit		505	837	1,045	881	1,302
Adjusted operating profit		508	840	1,041	1,120	1,326
Adjusted net profit		400	658	784	892	994
Capital expenditures		591	1,410	2,027	1,630	1,552
Adjusted ROACE	(%)	12.8	17.1	16.8	15.4	14.0

Orders acquired	(euro million)	11,172	11,845	13,860	9,917	12,935
- Offshore construction		3,681	3,496	4,381	5,089	4,600
- Onshore construction		4,923	6,070	7,522	3,665	7,744
- Offshore drilling		2,230	1,644	760	585	326
- Onshore drilling		338	635	1,197	578	265

Order backlog		13,191	15,390	19,105	18,730	20,505
- Offshore construction		4,283	4,215	4,682	5,430	5,544
- Onshore construction		6,285	7,003	9,201	8,035	10,543
- Offshore drilling		2,247	3,471	3,759	3,778	3,354
- Onshore drilling		376	701	1,463	1,487	1,064

Employees at year end	(units)	30,902	33,111	35,629	35,969	38,826
Direct GHG emissions	(mmtonnes CO2 eq)	1.07	1.24	1.34	1.29	1.18

i	i	i
(a)	i	Before elimination of intragroup sales.

2010 Highlights

I Adjusted net profit was euro 994 million, up euro 102 million from a year ago, or 11.4%, driven by an higher turnover.
I Return On Average Capital Employed calculated on an adjusted basis was 14% in 2010 (15.4% in 2009).
I Orders acquired amounted to euro 12,935 million, up euro 3,018 million from 2009 (up 30.4%), in particular in onshore activity.

I Order backlog was euro 20,505 million at December 31, 2010 (euro 18,730 million at December 31, 2009) related in particular to projects in the Middle East (27%), North Africa (18%) and the Americas (16%).
I Capital expenditures amounted to euro 1,552 million, slightly lower than in 2009 (down euro 78 million, or 4.8%). The main projects related to the upgrade of the construction and drilling fleet.

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Eni Fact Book Engineering & Construcion

Strategies

Eni operates in engineering, construction and drilling both offshore and onshore for the oil&gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts a strong position in the relevant market leveraging on technological and operational skills mainly in frontier areas, harsh environments and complex projects, as well as on engineering and project management capabilities and ownership or availability of necessary technologies as a result of a challenging internal (investments on offshore fleet) and external (acquisition of Bouygues Offshore and Snamprogetti) growth process. In spite of the uncertainty on the time of the recovery of global economy, Saipem plans to continue consolidating its position in the main business segments, implementing the following strategic guidelines:

- To maximize efficiency in all business areas at the same time maintaining top execution and security standards, preserve competitive supply costs, optimize the utilization rate of the fleet, increase structure flexibility in order to mitigate the effects of negative business cycles as well as develop and promote a Company culture that will permit identification and management of risks and business opportunities;

- To continue focusing on the more complex and difficult projects in the strategic segments of deepwater, FPSO, heavy crude and LNG upgrading (offshore and onshore, for gas monetization);

- To promote local content in terms of employment of local contractors and assets in strategic Countries where large projects are carried out supporting the development of delocalized logistic hubs and construction yards, when requested by clients, in order to achieve long-term consolidation of its market position in those Countries;

- To leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution, adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition;

- To complete the expansion and revamping program of its construction and drilling fleet in consideration of the future needs of the oil and gas industry, in order to confirm the Company’s leading position in the segment of complex projects with high profitability.

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Eni Fact Book Engineering & Construcion

Business Areas

Offshore construction

Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically-advanced fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years. Saipem intends to consolidate its market share strengthening its EPIC-oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies ("NOCs"). Higher levels of efficiency and flexibility are expected to be achieved by reaching the technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet. Over the next years, Saipem will invest in the upgrading of its fleet, by building a pipelayer, a field development ship for deepwater, and other supporting assets for offshore activity.
These capital expenditures will allow the company to reinforce its capabilities in the operation performed in the deepwater and sub-Arctic areas. The company will also continue to invest (assets and infrastructures) supporting relevant projects in portfolio.

In 2010, revenues of the offshore segment were euro 4,444 million, accounting for 42% of total revenues. Contribution from operations came in at euro 715 million, achieving a slight decrease from last year due to higher idle costs that were only partially compensated by higher profits on executed projects.

Among the main acquisitions of 2010 were:
- The extension of Kashagan Trunklines contract on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program in Kazakhstan;
- The extension of Kashagan Piles and Flares contract on behalf of Agip KCO for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development program in Kazakhstan;
- An EPIC contract on behalf of Petrobras for the P55-SCR project, for risers and flowlines serving the semisubmersible platform P-55 to be installed in the Roncador field, offshore Brazil.

Onshore construction

In the onshore construction business, Saipem is one of the largest engineering and construction operators on turnkey contract base at worldwide level in the oil and gas segment, especially through the acquisition of Snamprogetti. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulfur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals).

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Eni Fact Book Engineering & Construcion

Saipem preserves its own competitiveness through its technological excellence granted by its engineering hubs, its distinctive know-how in the construction of projects in the high-tech market of LNG and the management of large parts of engineering activities in cost efficient areas. In the medium-term, underpinning upward trends in the oil service market, Saipem will be focused on taking advantage of the opportunities arising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of Middle-East, Caspian Sea, Northern and Western Africa and Russia.

In 2010, revenues of the onshore construction segment amounted to euro 4,726 million, accounting for 45% of total revenues. Contribution from operations of euro 430 million increased by euro 117 million from 2009 due to higher volumes in North and West Africa.

Among the major orders acquired in 2010 were:
- The EPC contracts on behalf of Abu Dhabi Gas Development for the construction of a gas processing plant (with a treatment capacity of 1 bcf/d of gas), a sulfur recovery unit and the related transport facilities as part of the Shah Gas development program in the United Arab Emirates;
- An EPC contract on behalf of Husky Oil for the construction of the Central Processing Facilities designed for a total of 60 kbbl/d of bitumen production for the first phase of the Sunrise Oil Sands project near Fort Murray, Alberta, Canada;

- An EPC contract on behalf of Kharafi National for the construction of Early Production Facilities, which will have an oil and gas treatment capacity of 150 kbbl/d and a sulfur granulation plant, for the development of the Jurassic field located in Northern Kuwait.

Offshore drilling

Saipem is the only engineering and construction contractor that provides both offshore and onshore drilling services to oil companies. In the offshore drilling segment, Saipem mainly operates in West Africa, the North Sea, the Mediterranean Sea and the Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling exploration and development wells at a maximum water depth of 3,600 meters. In order to better meet industry demands, Saipem is finalizing an upgrading program of its drilling fleet providing it with state-of-the-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments. In particular, in the following years, Saipem intends to complete the building of the Scarabeo 8 and 9, new generation semi-submersible platforms, that have been already rented to Eni through multi-year contracts. In parallel, investments are ongoing to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients needs and purchase of support equipment).

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Eni Fact Book Engineering & Construcion

In 2010, revenues of the onshore drilling segment were euro 750 million, accounting for 7% of total revenues. Contribution from operations increased by euro 66 million to euro 273 million from a year earlier mainly related to the full-scale activities of the jack-up Perro Negro 6 and the semi-submersible platforms Scarabeo 3 and Scarabeo 4, and to the drillship Saipem 12000 and the jack-up Perro Negro 8 starting operations.

The most significant orders awarded in 2010 in offshore drilling were:
- A 15-month contract (plus additional options) for the use of the semi-submersible platform Scarabeo 3 in Congo and Nigeria on behalf of Addax Petroleum;
- A 36-month contract for the lease of the jack-up Perro Negro 5 in Saudi Arabia on behalf Saudi Aramco;
- An extension until June 2013 of the lease of the semi-submersible platform Scarabeo 4 in Egypt on behalf of IEOC.

Onshore drilling

Saipem operates in this area as a main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In this area, Saipem can leverage its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

In 2010, revenues of the onshore drilling segment were euro 661 million, accounting for 6% of total revenues. Contribution from operations came at euro 90 million, up euro 19 million from 2009 due mainly to the start of operations of new rigs in South America and Congo and also to the refurbishment of two plants in Kazakhstan owned by the Client.

The most significant orders awarded in 2010 in onshore drilling were:
- A contract on behalf on ExxonMobil Kazakhstan Inc for the decommissioning and transport of two rigs owned by the client already operated by Saipem. Saipem will also carry out conversion activities on one of the two rigs;
- A contract on behalf of Repexa in Peru for the lease of a rig with a contract duration of two years;
- A contract on behalf of ConocoPhillips in Algeria for the lease of a rig with a contract duration of six months (plus an additional 18-month option).

Main R&D projects

In 2010, overall expenditure in R&D amounted to approximately euro 14 million (euro 17 million in 2009), excluding general and administrative expenses. In 2010, 60 full-time equivalent employees were working

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Eni Fact Book Engineering & Construcion

in R&D. A total of 17 new patent applications were filed. Below are outlined the main R&D results achieved in 2010 with an impact on the Division’s strategic results broken down by development of operational assets (naval equipment and processes), offshore and onshore technologies.

Assets
Technological innovation on assets is pursued with the aim of improving sustainability, competitivity and reliability, and reducing the environmental impact of operations. In particular, in 2010 some of the projects underway reached the testing phase:
- Equipment: New systems for the construction of coverage for soldering joints on board of pipelaying vessels, techniques for the remote control of anomalous deformations during the laying of pipes into the sea and some technologies complementary to excavation activities for critical operating scenarios have been validated. Studies were completed on technologies for the sustainability for the construction for the infrastructure in environmentally highly sensitive areas.
- Vessels: Detailed development and implementation of the main technical systems and subsystems for production and laying of pipes on the new pipelaying vessel CastorOne continued.
During 2010 two important events took place for favoring dissemination of innovative knowledge: the Offshore and Arctic Development Workshop and the new edition of the Innovation Trophy.

Offshore
Activities were focused on programs dedicated to the continued improvement of innovative solutions for the development of oil and natural gas fields in the sea. Main activities concerned fields in frontier areas such as deep waters and the Arctic, monetization of offshore natural gas reserves by means of liquefaction technologies applied on floating plants (LNG offshore) and production from offshore renewable sources.
- Subsea processing: A new proprietary multipipe system for the gravitational separation of gas and liquids successfully completed the second testing phase in the framework of a Joint Industry Project supported by important oil companies. Results achieved confirmed the efficacy of the separator in real flow conditions.
- SURF: Activities started in 2009 on projects for developing solutions for new risers to be used in ultra deep (up to 3,000 meters) or intermediate depth (between 300 and 600 meters) waters continued. Work continued on technologies for thermal isolation and anticorrosion solutions for underwater operations.
- FLNG: activities intensified in 2010 in particular in the development of solutions for a medium-scale floating LNG system and a tandem offloading solution using a flexible cryogenic floating pipe.
- Offshore renewable sources: Activities focus mainly on a large scale prototype of an underwater turbine with 10-meter

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Eni Fact Book Engineering & Construcion

diameter called Sabella to be installed in the future off the coast of Brittany. The participation of the French government to the financing of the project has been officially announced at the end of 2010.

Onshore
Activity is dedicated to process technologies and their know-how and to the application of the most modern and state-of-the-art technologies from third parties supporting our clients worldwide in the upstream, midstream and downstream areas in the various phases of completion from engineering to construction.
- Urea plants: Work was aimed at increasing the performance of our Snamprogetti TM Urea proprietary technology for the production of fertilizers, licensed worldwide and applied to date in 120 plants. After having planned and in some cases also built the largest urea plants in the world (Engro in Pakistan, Qafco V and VI in Qatar and Matix in India) based on the operation of single lines for 3,859 t/d, we developed a conceptual study for a future 5,000 t/d train using the same well established sequence of technologies. In addition, we are designing a pilot unit for the recovery of ammonia within the Zero Emission Project that will be then built in a commercial plant.

- CCS: Within the Eni/Enel pilot program on Carbon Capture and Storage, Saipem is following the design of a pipe for carrying dense CO2. We completed the project phase of a line for pilot transport to be located in the Brindisi power station.
- ENSOLVEX: The first commercial unit based on this proprietary technology for the remediation of contaminated soil is under construction at the Gela refinery.
- Microalgae: The first semicommercial unit for removing carbon dioxide from refinery effluents through biofixation by means of microalgae was completed and delivered. The ensuing biomass can be used for the production of biofuels.
- Sulfur treatment: Saipem obtained a new patent for the technology for the treatment and transport of sulphur with zero emissions, a new method for solidifying liquid sulphur in blocks, thus consolidating its first class position in sulfur treatment technologies.
- EST: Saipem continues to support the management engineering and project for the development and implementation of the Eni Slurry Technology in various research programs. The first commercial unit is currently under construction at the Sannazzaro refinery.

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Eni Fact Book Engineering & Construcion

Main operating data	2006	2007	2008	2009	2010

Offshore pipelines laid	(km)	1,514	665	815	1,000	1,365
Onshore pipelines laid	(km)	871	770	683	716	385
Offshore structures installed	(tonnes)	120,453	187,054	24,835	62,333	46,606
Onshore structures installed	(tonnes)	5,242	194,561	163,137	76,543	874,428
Offshore drilling	(km)	126	123	150	140	130
Onshore drilling	(km)	599	657	622	719	881
Offshore wells drilled	(units)	75	47	50	54	44
Onshore wells drilled	(units)	236	256	241	241	279

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)

Saipem 7000	Semi-submersible, self-propelled pipelay and DP vessel capable of lifting structures and J-laying pipelines in deep waters	J	14,000	3,000	32
Saipem FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters	J	600	2,100	22
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe	S	300	1,000	60
Castoro Sette	Semi-submersible pipelay vessel capable of laying large diameter pipe	S		1,000	60
Castoro Otto	Crane and pipelay vessel	S	2,200	600	60
Saipem 3000	Mono-hull, self-propelled DP crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures	Reel, J, S	2,200
Bar Protector	Dynamically positioned dive support vessel used for deep waters diving operations and works on platforms
Semac 1	Semi-submersible pipelay vessel capable of laying pipes in deep waters	S	318	600	60
Castoro II	Derrick/lay barge	S	1,000		60
Castoro 10	Trench/lay barge	S		300	60
Castoro 12	Shallow waters pipelay barge	S		1.4	40
S355	Derrick/lay barge	S	600		42
Crawler	Derrick/lay barge	S	540		60
Castoro 16	Post-trenching and back-filling barge of pipes in ultra-shallow waters			1.4	40
Saibos 230	Derrick pipelay barge equipped with a mobile crane for piling, marine terminals and fixed platforms	S			30
Ersai 1 (a)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed (1,600 tonnes + 300 tonnes)		1,900
Ersai 2 (a)	Work barge equipped with a fixed crane capable of lifting structures		200
Ersai 3 (a)	Self propelled workshop/storage barge used as support vessel, with storage space and office space for 50 people
Ersai 4 (a)	Self propelled workshop/storage barge used as support vessel, with storage space and office space for 150 people
Ersai 400 (a)	Accommodation vessel (maximum capacity: 400 people), refuge provided
Castoro 9	Launching/cargo barge		5,000
Castoro XI	Heavy duty cargo barge		15,000
Castoro 14	Deck cargo barge		10,000
Castoro 15	Deck cargo barge		6,200
S42	Launching/cargo barge		8,000
S43	Launching/cargo barge
S46	Launching/cargo barge
S47	Launching/cargo barge
S44	Launching/cargo barge		30,000
S45	Launching/cargo barge		20,000
Bos 600	Launching/cargo barge		30,000
FPSO - Gimboa	FPSO unit with a production capacity of 60,000 barrels a day
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of up to 100,000 barrels a day

i	i	i
(a)	i	Owned by the Saipem-managed joint venture ERSAI Caspian Contractor Llc.

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Eni Fact Book Engineering & Construcion

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other

Perro Negro 2	Jack-up	Oilwell E 2000	90	6,500	Heliport provided
Perro Negro 3	Jack-up	Ideco E 2100	90	6,000	Heliport provided
Perro Negro 4	Jack-up	National 110 UE	45	5,000	Heliport provided
Perro Negro 5	Jack-up	National 1320 UE	90	6,500	Heliport provided
Perro Negro 6	Jack-up	National SSDG 3000	107	9,150	Heliport provided
Perro Negro 7	Jack-up	National 1625 UE	115	9,150	Heliport provided
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided
Scarabeo 5	Semi-submersible drilling platform, self-propelled	Emco C3	1,900	8,000	Heliport provided
Scarabeo 6	Semi-submersible drilling platform, self-propelled	Oilwell E 3000	500	7,600	Heliport provided
Scarabeo 7	Semi-submersible drilling platform, self-propelled	Wirth SH 3000 EG	1,500	8,000	Heliport provided
Saipem 10000	Ultra deep waters drillship, self-propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided
Saipem TAD	Tender assisted drilling barge	Bentec 1500 Hp	150	4,877	Heliport provided
Saipem 12000	Ultra deep waters drillship, self-propelled, dynamic positioning	NOV SSGD-5750	3,650	10,000	heliport provided

Main capital expenditures
Name	Type	Business Unit	Start-up year

Scarabeo 8	Semi-submersible drilling platform self-propelled capable of operating in deep waters	Offshore drilling	2011
CastorOne	Dynamically positioned crane and pipelay (S-lay) vessel utilized for the development of hydrocarbon fields in deep waters	Offshore construction	2012
Scarabeo 9	Semi-submersible self-propelled drilling platform capable of operating in deep waters	Offshore drilling	2011
New FDS 2	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel utilized for the development of hydrocarbon fields in deep waters	Offshore construction	2011
New DSV	Support vessel for offshore projects	Offshore construction	2011

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Eni Fact Book Commitment to sustainable development

Key sustainability indicators	2006	2007	2008	2009	2010

Employees at period end (a)	(number)	72,850	75,125	78,094	77,718	79,941
of which:
- women		10,749	10,969	12,221	12,564	12,754
- outside Italy		35,818	38,634	41,971	42,633	45,967

Employee injury frequency rate	(number of injuries/million of worked hours)	2.45	1.93	1.45	1.00	0.91
Contractor injury frequency rate		1.54	1.45	1.40	1.18	0.88
Oil spills	(barrels)	6,151	6,729	4,738	6,285	3,850

Oil spills due to sabotage and terrorism		7,014	2,608	2,286	15,289	18,721

GHG emissions	(million tonnes CO2 eq)	60.72	66.84	61.99	57.66	60.68

R&D expenditures	(euro million)	222	208	217	207	221

Total expenditures for the territory (b)		75	86	87	99	108

i	i	i
(a)	i	In 2010, the method for calculating the number of employees has been changed. Employees are allocated to Italy and abroad according to their permanent employment base. Prior year data have been restated accordingly.
(b)	i	Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation.

Operating sustainably means creating value for stakeholders and using resources in such a way as to avoid compromising the needs of future generations, respecting the individual, the environment and society as a whole. Eni is inspired by these principles and adopts the highest standards and international guidelines in the management of its activities in all the contexts in which it operates. Eni considers sustainability as a driver in the process of continuous improvement that guarantees results over time, while reinforcing its business performance and reputation.

Eni has been aware for a long time that it is necessary to enhance economic and financial results with the evidence of its commitment to sustainable development, to give a correct image of the results it has achieved, of its potential for innovation and competition supported by the ability to have a long-term outlook in business processes and relations with stakeholders. The results of the integration of sustainability in operation management are described in the Annual Report, which outlines the path Eni started in 2010 aimed at representing a unique vision of the business through the connection between sustainability performance with economic and financial results. In addition, two other documents have been issued, available on Eni’s website: "Sustainability Performance 2010", a detailed description of Eni’s results in sustainability, and a policy document that describes the main features of Eni’s commitment to sustainable development, the strategies and actions so to contribute to the sustainable development of the contexts in which the Company operates.

Eni’s commitment to sustainability is confirmed by its ranking in the major sustainability indexes. In 2010, Eni has been included in the Dow Jones Sustainability World index and in the Dow Jones Sustainability Europe as well as in the FTSE4Good sustainability index in the half-yearly review in March 2011. Eni is among the sector leaders of the 2010 Carbon Disclosure Project (CDP) and has been included in the Carbon Performance Leadership Index (CPLI). More detailed information on the social and environmental performance of Eni is found in Eni’s website in the section Sustainability.

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Eni Fact Book Commitment to sustainable development

Business ethics

When formulating its Corporate Governance system, integrity and transparency were the key principles on which Eni focused and the system is structured in accordance with applicable general and specific regulations, as well as with the By-laws, the Code of Ethics, and the recommendations outlined in the Corporate Governance Code issued by Borsa Italiana (the Italian Stock Exchange) in March 2006, as well as internal regulations and best practice throughout the sector.

The fight against corruption

For several years, Eni has been actively involved in the fight against corruption by expressly prohibiting, in its Code of Ethics, "practices of corruption, unlawful favors, collusive behaviors, direct or indirect solicitations for personal benefit and/or career gains for oneself or for others". By adhering to the Global Compact, Eni is committed to respect the principles of the United Nation Convention against Corruption, of the OECD Convention on preventing the corruption of foreign public officials involved in international economic transactions and of the Business Principles for Countering Bribery issued by Transparency International. The Anti-Corruption Legal Support and Internal Control System Unit, established in January 2010 within Eni’s Legal Affairs Department, continued with the preparation and dissemination of Anti-Corruption Procedures.
Anti-Corruption Guidelines and the Anti-Corruption Ancillary Procedures are adopted by all of Eni’s subsidiaries, both in Italy and abroad and all of Eni’s people are committed to their respect.

The Code of Ethics

Throughout 2010, the Team for the Promotion of the Code of Ethics continued its activity in implementing the Plan for the Promotion of the Code of Ethics approved by Eni Watch Structure in its capacity as Guarantor of the Code of Ethics. The purpose of this Plan is to disseminate and communicate the Code of Ethics to all parties interacting with Eni, to implement training activities and engage key stakeholders. Eni continued the process for capillary distribution of the Code of Ethics that has been translated into 20 languages, reaching all of Eni’s people.

Human rights

Eni’s commitment to Human Rights, which is based on the United

Nations paradigm "Protect, Respect and Remedy", has in recent years been translated into the introduction of Guidelines for the Protection and Promotion of Human Rights (2007) and in the launch of the Human Rights Compliance Assessment project (HRCA - 2008), with the support of the Danish Institute for Human Rights which aimed to monitoring the internal compliance level related to international standards. In that area, an assessment has been carried out in Angola in 2010. Based on the self-assessments which have been carried out in Eni operating contexts, improvement plans have been developed in order to implement actions which aim to fill the gaps identified at local level. At Corporate level a program has been launched in which the aggregated results of the Countries assessment are internally shared. The process contributes to identify and develop improvement plans which aim to overcome the system gap identified in different operating contexts.

People

Eni’s employees represent an asset to be safeguarded and enhanced. To attain this, Eni has developed a Corporate culture based on shared ethical principles and on the implementation of programs for the empowerment of its own people as well as those comprising the diversity workforce of the organization. The central role of the people, the development of abilities and skills, the fulfillment of individual potential through the full expression of one’s own energies and creativity, the creation of a working environment that offers equal opportunities to all based on shared criteria of merit, are part of Eni’s culture and represent the foundations for Corporate success.

Safety

The protection of its employees, of the communities affected by its operations and production assets is a priority to Eni. Three are the key areas of intervention: promotion of safety culture (with a focus on process safety), innovative applications of risk analysis and reduction methodologies, and interventions on critical sectors (such as contractors). Although in 2010 the safety parameters improved the levels attained in 2009 (with a decrease of the injury frequency rate equal to 24.7%) 2 fatalities were registered among Saipem employees and 8 fatalities were registered among Eni contractors. On November 5, 2010, an airplane crash in Pakistan killed 15 Eni employees, 6 contractors and the crew members. The accident is under inquiry in cooperation with the Pakistani authorities.

Safety parameters	2008	2009	2010

Employees injury frequency rate	1.45	1.00	0.91
Contractors injury frequency rate	1.40	1.18	0.88
Employees injury severity rate	0.052	0.041	0.030
Contractors injury severity rate	0.037	0.035	0.029

Development of people, training, knowledge management

People’s involvement also through an increasingly effective and inclusive internal communication and the commitment to everybody’s welfare are among Eni’s major goals. In 2010, the review activities of	the various management and development tools for Eni’s people have been consolidated to the "Eni excellence model", used to support the processes of assessment and feedback. The process of performance

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Eni Fact Book Commitment to sustainable development

assessment has achieved an overall coverage in Italy and abroad of 98% for the population of senior managers and 46% of managers and young graduates. Training represents in Eni a key factor for organizational learning in three main areas:

- development of managerial skills of leadership and resources management;
- planning of actions supporting business processes;
- spread of Corporate culture oriented to some Eni strategic values, such as workers’ health and safety and high impact issues such as compliance with regulations.

In 2010, expenditure for training amounted to euro 46.72 million, of which euro 27.49 million in Italy and euro 19.23 million abroad. A total of 3,114,142 training hours were provided (1,260,248 in Italy and 1,853,894 abroad).

The environment and natural resources

Environmental responsibility is one of the keys for sustainable behavior and is closely connected to the capacity of a business to create value. Eni’s integrated approach includes the assessment of the environmental, health and social impact (ESHIA) of the Group’s business activities, with these evaluations being carried out with the active involvement of local stakeholders. Eni defined and constantly updates a single management system model which represents the point of reference for all operating units and includes cyclical application of HSE integrated audits. Eni’s main production units in Europe have begun pursuing EMAS registration while numerous foreign subsidiaries, petrochemical plants and gas pipelines have obtained the certification integrated with safety management systems (OHSAS 18001), quality management systems (ISO 9000) or both (certificates of excellence).

Environmental certification	(units)	2008	2009	2010

ISO 14001	104	105	97
EMAS	11	9	9

The fight against climate change

Total greenhouse gas emissions have increased by 5.2%, although two reductions of 7% were registered in both 2008 and 2009. The increase of almost 3 mmtonnes of CO2 eq is for a 50% determined by the increase of E&P activities and for a 40% by the increase of power generation connected to the operation at full capacity of the new production plants. Eni’s action plan for the mitigation of climate change focuses mainly on reducing gas flaring and increasing energy efficiency. Other relevant measures concern feasibility studies and specific initiatives aimed to enhance the use of renewables as well as capture and geological storage of CO2.

Emissions in the atmosphere

Eni is committed to implement the best available techniques and the best procedure standards for the reduction of emissions and the control of main pollutants. 2010 saw a recovery of activities recording a CO2 emission – from combustion and consumption – increase compared to 2009 which was affected by the economic crisis. In particular, SO2 emissions have recorded a total increase of 4.8%. The performance is attributed to the refining sector, whereas NOx emissions declined by 5.4% mainly due to the contribution of the E&P sector.

Emissions	2008	2009	2010

Direct GHG emissions	(Mt CO2 eq)	61.99	57.66	60.68
Indirect GHG emissions	(Mt CO2 eq)	-	-	1.73
NOx emissions	(tonnes)	116,995	115,426	109,954
SOx emissions	(tonnes)	52,955	50,292	52,827

Protection of natural resources

Eni considers the conservation of biodiversity and ecosystem services an essential component in the realization of its industrial projects and is committed to integrating, through a mapping process of its sites, the objective of conservation in all its activities, across the entire life cycle of its plants and installations and in all the contexts in which it operates. Eni applies the principles of the Convention on Biological Diversity, the guidelines of the Energy and Biodiversity Initiative and the tools developed by IPIECA-OGP Biodiversity Working Group, of which Eni is the chair from April 2010. Eni is committed to an efficient management of water resources, above all in areas subject to shortages, and it has reduced	freshwater consumption while it has expanded activities in the production and transformation of oil products. In 2010, Eni obtained a reduction in total water withdrawals of 2% and it developed a new approach to water resources that led to the identification of plants where there is a water stress and to the in-site specific evaluation performing the Global Water Tool implemented in the WBCSD. In line with the increasing international attention on Green Remediation, Eni is committed to implement the Sustainable Remediation principle by supporting initiatives related to both environmental issues and value creation for local communities. In 2010, Eni total expenditure on remediation reached a total amount of approximately euro 300 million.

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Eni Fact Book Commitment to sustainable development

Commitments	2010 Results	Objectives for 2011-2014
GOVERNANCE		
• Guarantee a Governance system in accordance with Sustainability principles and the best international practices; • Maintain and reinforce the commitment to fighting corruption.	• Implemented changes to Eni by-laws in order to promote shareholders participation in voting; • Continued the program for promoting gender diversity and diversity in Corporate bodies of Eni subsidiaries; • Created new Anti-Corruption Ancillary Procedures.	• Promote adequate representation of gender diversity in Corporate bodies of the Company; • Render the New Regulatory System fully operational; • Draft and implement new Ancillary Procedures; • Extend Anti-Corruption training.
PEOPLE		
• Guarantee safety of all Eni's employees and of local communities; • Guarantee and promote the health of employees of Eni, also through the spread of best practices; • Create an atmosphere of collaboration and participation in the Company's objectives also by improving organizational wellness; • Attract, manage and motivate the best national and international human resources, appreciating people in the Company and safeguarding diversity.	• Decreases in injury frequency rate for employees (-9%) and contractors (-25.4%); • Obtained OHSAS 18001 certification for E&P subsidiaries in Ghana and USA, EniMed and Ionica Gas in Italy. 22 subsidiaries in total, as well as San Donato Milanese HQ, Central Northern District and Southern District; • Completed OHSAS certification for all petrochemical sites; • Feedback interviews with 87% of executives and 80% of mid-level managers and newly graduated employees; • Stipulated the new Human Resources policy and initiated the revision of assessment, management and worldwide tools.	• Continue the decrease in injuries for contractors and the process safety/asset integrity project; • Complete the OHSAS 18001 certification plan in all certifiable production sites within 2014 and compliance with the ISO 15554 standard for emergency management (E&P), achievement of OHSAS certification for all refineries; • Continue and extend the Feedback Project; • Develop new welfare services in Italy and a feasibility study for foreign subsidiaries; • Review of assessment, management and development tools monitoring their distribution in Italy and abroad; • Extend development plans for local HR in foreign subsidiaries.
CLIMATE CHANGE AND ENERGY EFFICIENCY		
• Contribute to EU and international objectives and commitments and pursue a policy for decreasing global CO_2 emissions.	• Reduction of flared gas by 32% in 2010 with respect to 2007 due to the continuation of projects in Africa; • Continuation of energy savings in R&M (-33.6 kton/year of CO_2 in 2010, 67.4 during regular operations) and in Petrochemicals (-43.4 kton/year of CO_2 in 2010, 87.2 during regular operations); • Adherence to the CDP supply chain project for the reduction of indirect emissions.	• Reduce flared gas by 80% in 2014 with respect to 2007 and reduce the GHG emissions rate by 40% within 2014 (projects in Algeria, Congo, Libya, Nigeria, Tunisia, Kazakhstan); • Continue energy savings plan in R&M (-132 ktoe/year of CO_2 by 2014) and in Petrochemicals (-59 ktoe/year by 2014); • Extend Energy Efficiency Improvements and Advanced Power Generation to E&P subsidiaries.
TECHNOLOGICAL INNOVATION AND RENEWABLE SOURCES		
• Develop technologies to increase the availability of hydrocarbons while protecting the environment and ensuring safety; • Continually improve the quality of final products; • R&D on renewable sources, biofuels and CO_2 geological sequestration.	• Applied new techniques for processing seismic data (RTM, DVA) as well as for drilling and well completion (e-cd™); • Applied EOR techniques with additives (BW); • Started projects for the management of oil spills: "filtration paper" with great absorption capacity (partnership with MIT); • Created the "Solar Frontiers Center" at MIT.	• R&D investments: €1.1 billion (2011-2014); • Strengthen capacity to operate in deep waters and critical areas; develop technologies to improve process production and efficiency; • Identify opportunities in the green chemical sector by increasing value of proprietary technologies; • Define the usage strategy of solar energy and biomass.
ENVIRONMENT		
• Improve the effectiveness of management, control and reporting systems; • Reduce local environmental impact of activities by improving environmental performance and implementing resources recovery and reuse.	• Attained the ISO 14001 certification for 23 E&P subsidiaries; in 2010 also Ionica Gas (Italia), Eni Ghana and InAgip (Croazia) achieved certification; • Centralized IT system created for Air, Water, Soil and Waste data; • Reduced by 4.7% NO_x emissions; • Mapped with the Global Water Tool production sites within areas with hydric stress; • Completed western Desert Project in Egypt for the reduction of oil spills.	• Achieve coverage of 85% of E&P subsidiaries for the double OHSAS 18001 and ISO 14001 certification; • Extension of ISO 14001 to 40% of R&M service stations directly owned; • Reduce emissions in refining sector by about 1,400 t/year for SO_2 and 120 t/year for NO_x as of 2013 and given parity of production; • Complete water injection projects in E&P and reach 62% of produced water re-injected in 2014; • Continue "Water and waste management plan" in E&P subsidiaries.
HUMAN RIGHTS		
• Implement a system for assessing the risk of Human Rights (HR) violations in Company processes and plan preventive actions.	• Created HRCA in Angola; • Actions for improvement in Corporate and in Countries subject to HRCA; initiated pilot project for verification of the integration of Human Rights in the SBS; training modules on HR for security personnel in Nigeria and Egypt; continued integration of HR clauses within supervisory contracts (100% of sites in 2013).	• Activate a work group among different business areas in order to integrate views on Human Rights in the high processes; • Extend the HR training modules to other operating sites; • Insert a section with HR requirements within the security checklist for site vulnerability.
TERRITORY AND COMMUNITY		
• Protect ecosystems and preserve biodiversity; • Improve and consolidate relations with stakeholders; • Develop and apply models for relationships with the territory; • Contribute to local development.	• Defined biodiversity and ecosystemic service policies; completed Eni/WBCSD pilot project for assessing Company-ecosystem relationship; • Strengthened relations with the UN system (adherence to the LEAD Program of the GC, participation in round tables on Anti-corruption, Human Rights, Climate and Development); • Partnership stipulated with the Earth Institute and project for measuring efficacy of operations for community was initiated.	• Map operational onshore and offshore sites with respect to high value areas for biodiversity and ecosystem services (€0.8 million); • Strengthen communications with associations as well as national and international NGOs; • Develop partnership with Vale Institute in order to assess the efficacy of investments in Countries of operation; • Develop project to promote the access to energy in the Countries in which Eni operates.
SUPPLIERS		
• Extend control over Sustainability themes; • Develop local procurement.	• Extended vendor Management systems in Pakistan and Algeria; VM activities were initiated in Iraq; • Issued contractual standards for abroad as well as new Guidelines which include Human Rights requirements; participation in the CDP supply chain and the Task Force Supply Chain of IPIECA; • Local content requirements inserted within the new "Guidelines for Preparation of Procurement Strategy".	• Continue the extension of Vendor Management systems; • Extend the SA8000 Audit to suppliers and sub-suppliers; • Initiate a pilot project on green procurement; • Continue actions to increase local procurement; • Pilot project within the realm of the NMPI project of WBCSD for the application of best practices in local content.
CUSTOMERS AND CONSUMERS		
• Improve the quality of customer services and communications with consumers.	• Expanded and improved the range and quality of customer services both within R&M and G&P; • More than 600 counter operators and arbitrators trained on the online Settlement Protocol, active at a national level.	• Continue the Quality Excellence program for the G&P service; • Expand non-oil services; • Continue the Sustainability Program for commercial activities.

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Eni Fact Book Commitment to sustainable development

The value of relations

In Italy and worldwide, Eni tries to build relations with the communities and territories where it operates, based on fairness, transparency and continuous dialogue with stakeholders, pursuing shared objectives to create value and sustainable development opportunities. The Company operates through the definition of long-term agreements with Governments and joint ventures with National Oil Companies, promoting the empowerment of people’s potentials and those of the local companies and favoring the transfer of knowledge and the development of local professionals. In 2010, expenditure for the territories amounted to about euro 108 million, including community investment, charities, fees and sponsorships and payments to Eni Foundation and to the Eni Enrico Mattei Foundation.

Relations with stakeholders on the issues of sustainable development

In 2010, Eni’s activities were directed to strengthening relations with the United Nations System NGOs and foundations for sustainable development. Eni also made significant progress in consolidating partnerships aimed at achieving the Millennium Development Goals in Countries of operation through its June 2010 agreement with The Earth Institute of Columbia University. The agreement aims to promote access to energy.

Strategic agreements and actions for local development

In 2010, Eni signed new strategic agreements in Egypt, Libya, Togo, Iraq, the Democratic Republic of Congo and Venezuela, related to programs that tend to integrate business and sustainable development of the Country. Within existing agreements, related in particular to the poor energy access issue, a problem still faced by some of the Countries in which Eni operates, the Company is committed to research and development all the energy resource available in the affected areas, as well as developing energy infrastructures aimed to facilitate to local community the access to energy. Eni has been carrying out for the past years significant projects related to electricity production in Nigeria and Congo through the recovery and reuse of the associated gas, contributing to meet a relevant internal energy demand as well as the reduction of CO2 emissions. Based on the positive results in both Nigeria and Congo, Eni has reached agreements with local Governments for the application of the Gas Flaring Down model to other Countries affected by poor access to energy, among these are Mozambique, Ghana, Angola and Togo. Eni assesses its interactions in all the socio-economic contexts where it operates and defines actions to contribute to local development by means of context studies and consultation with stakeholders. For this purpose, Eni cooperates with excellent partners from the University research world, strategic advisory, NGOs. The macro sectors in which Eni invests significantly with the contribution of Eni Foundation are: a) health prevention and protection, which is often connected to the access of fresh water, b) access to primary and secondary education, and c) socio-economic empowerment, with particular attention to the value of women role in society.

Local content development

Eni is committed, wherever it operates, to contribute to the development of people and the private sector through its know-how transfer and competitive stimuli it encourages to the local contractors involved in its supply chain. In 2010, the local procurement percentage has exceeded the 50% and in some Countries has reached a value beyond 90%. The procurement of goods and services has been coupled with training activities for local suppliers which aimed to the overall performance improvement and promotion of responsible behavior in the area of environmental and human rights respect. Furthermore, Eni is committed to working opportunity creation in the Countries in which operates, in turn, it facilitates the empowerment of local people by developing managerial and technical competences conform to the Eni standards and which the local community can benefit from. Within the programs related to the nationalization of managerial position, Eni pursues the objective to put side by side, both in managerial and technical positions, locals and expatriates. The company 3% employees’ increase in 2010 was registered mainly abroad, where the Eni workforce comprises of the 58% of the total Company employees whose 44% comes from developing Countries.

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Eni Fact Book Research and innovation

Overview

In 2010, the oil industry had to operate in a climate of uncertainty related to the recent deep economic and financial downturn from which worldwide economy does not yet seem to recover fast. To cope with this situation, operators in the oil industry have started a delicate phase of refocusing their activities with the aim of adopting new business models and facing new technical challenges.
Among the main factors affecting the choices of oil&gas industry are:
- continuing uncertainty on the future evolution of prices and of demand for oil and gas;
- limited access to new hydrocarbon resources, with the ensuing problems for production growth and reserve replacement;
- growing interest for the development of unconventional resources;
- greater attention to plant safety keeping account of the defaults evidenced by the recent accident in the Gulf of Mexico.
The reorganization of R&D structures that Eni started in 2006 was completed in 2010 with the help of some measures:
- re-organization of its research project portfolio aimed at focusing activity on industrial objectives while reducing time to completion;
- a new approach to the enhancement and management of intellectual property, based on the recognition of the value of intellectual assets generated by R&D activities;
- launch of the "Effective Control and mitigation of any well blowout in super challenging environment" that has a special strategic status with the aim at overcoming the limitations of traditional techniques used in extremely challenging environments;
- enhancement of results obtained by the "Along with petroleum" program in the exploitation of solar energy by means of polymeric plates acting as converters and concentrators of the solar spectrum, and the conversion of biomass from waste into biofuels by means of a liquefaction process that allows to convert organic waste into a bio-oil and the startup of activities to develop a possible commercial application in the short-medium term;
- strengthening of strategic alliances and scientific cooperation projects with internationally renowned academic institutions and research centers, such as the research alliance with the Massachusetts Institute of Technology (MIT), Boston (USA), focused on innovative technology in the field of solar energy and on oil&gas issues. A result of this alliance was the creation of the Solar Frontiers Center (SFC), totally dedicated to R&D in solar energy, inaugurated on May 4, 2010, with joint laboratories for MIT and Eni.

In 2010, Eni filed 88 patent applications, 61 of these deriving from R&D in Eni Divisions and Corporate, 10 from Petrochemicals and 17 from the Engineering and Construction activities of Saipem. In particular, 8% of patents concerned refining processes; 49% were in the field of drilling and completion, geology/geophysics of fields, engineering, mid/downstream; 8% concerned the environment and 35% concerned innovation in renewable sources (development of new fuels from biomass, and technologies in solar energy).

In 2010, overall expenditure in Research & Development amounted to approximately euro 221 million, excluding general and administrative expenses (euro 207 million in 2009 and euro 217 million in 2008). At December 31, 2010, a total of 1,019 persons (Full Time Equivalent) were engaged in R&D activities (in line with 2009).
In the next four-year period, we plan to spend euro 1.1 billion in technological research and innovation activities. Management believes that technological innovation plays a key role for the achievement of long-term competitive advantages. Eni’s attention will be focused in particular on upstream projects with projects aiming at maximize hydrocarbon production through the optimization of well drilling and performance activities, taking advantage of non-conventional resources in order to increase exploration successes.
In Refining segment, main projects aim at developing advanced fuels able to optimize engine performance and reducing noxious emissions, increasing yields of premium products obtained through heavy oils (in particular through Eni proprietary technology EST- Eni Slurry Technology). In Petrochemical Division, Eni is focused on the development of value added polymers and elastomers. Eni plans to improve its long period option in order to achieve a sustainable development of its business and increasing the capacity of renewable energy, in particular in solar and photovoltaic fields, sequestration and reinjection in geological sites of CO2, security and integrity of upstream and clean-up activities.
Below we describe the main results achieved in 2010 in the activities of research and technological innovation significant for the Eni’s commitments to sustainability.

Exploration & Production Division
- Cube: as a reaction to the Macondo event in the Gulf of Mexico and the failed attempt to collect the crude plume with a containing device, Eni prepared a device (in 1:4 proportion) for the collection and separation of gas from water and oil near the wellhead on the seabed and tested it in house up to a flow of 10,000 bbl/d.
- Development of reaction capacity to oil spills on the coast of the Barents Sea and sub-Arctic areas: the Norwegian program led by Eni achieved relevant results in 2010 in preparing an emergency plan for the Goliat field in the Barents Sea. Standards for testing disperdents and beach cleaners have been developed in order to use them in case of oil spills near the coast. These standards will be upheld by Norwegian law and later suggested at international level.
- Deformation of the seabed by means of INSAS: acoustic underwater reflectors have been located on the seabed in a testing area in the Ligurian Sea. The data processed suggest that it is possible to measure the sea bed with resolution to one centimeter.
- GHG program (Green House Gases): within the pilot project for injecting CO2 in the Cortemaggiore gas storage site, Eni is expecting authorizations to build and operate the plant. The discovery of the Italian potential storage location is also performed in cooperation with the main Italian research institutes.

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Eni Fact Book Research and innovation

- Water management: this project promotes the application of innovative technologies for the treatment of reinjected waters. In 2010, the contract for the supply of a system for the removal of oil and solids from production waters in the Egyptian desert has been awarded.
- Organic Rankine Cycle (ORC) Technology for Energy Recovery: a feasibility study has been completed and the installation of Organic Fluid Cycle (ORC) is underway in the gas powered Fano power station (3 MW) by recovering the thermal power dissipated by turbocompressors. This would represent the first application of this technique in the Eni’s Group.
- Feeding pumps in desert areas with photovoltaic devices: a contract has been prepared and the engineering is underway for the supply of photovoltaic systems to be applied onto diesel generators for feeding sucker rod pumps in desert areas in Egypt.

Gas & Power Division
- Transport of carbon dioxide by pipeline (TACC): this project is part of the program of long distance transport of gases under different pressures with the aim of developing standards, guidelines and recommendations for future applications in carbon capture and storage. In 2010, the technical part of the program was laid out as well as the participants in the Joint Industrial Project (JIP): in this project Eni will promote the creation of four JIP initiatives in joint with other Energy Integrated Companies, including Gasunie and Statoil. Eni will promote the creation of JIP action with other integrated gas companies, e.g. Gasunie and Statoil.
- Monitoring of advanced gas transport systems (MAST and Dionisio project): Eni has developed proprietary technologies for the advanced monitoring of gas transport systems (pipelines and compression stations). In 2010, technologies have been successfully tested for the identification of structural defaults (MAST) that can generate criticalities in transport. The development of the Dionisio technology, that is based on vibro-acoustic sensors for noticing intrusions and leaks along transport pipelines, continued. A prototype monitoring system has been installed on the Chivasso-Aosta pipeline.

Refining & Marketing Division
- Blu fuels and products: Eni has been working for years in R&D for advanced fuels and lubricants that aim at optimizing engine efficiency and reducing noxious emissions. In February 2010, the Lombardia Region and Eni signed an agreement for the distribution of "Formula Milano" in 50 outlets. This is a type of BluDieselTech with (i) a total aromatics content lower than 18% in weight, as

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Eni Fact Book Research and innovation

compared to an average 25% currently on sale;
(ii) total polyaromatics content lower 3% in weight as compared to an average 8%; and
(iii) cetane number =55 as compared to current standards providing for a minimum 51.
- Biofuels: Eni developed the EcofiningTM technology in cooperation with UOP that allows for the conversion of vegetables into Green Diesel. In November 2010, the American Institute of Chemical Engineers (AICHE) awarded Eni and UOP the 2010 Sustainable Energy Award for the activities developed in this area. Aim of the EcofiningTM technology is the production of biofuel by means of an integrated refining process that allows for the hydrotreatment of the renewable portion (vegetable oil, exhausted oil, animal fat) and obtain a superior product in terms of heating value and cetane number than conventional biodiesel (FAME).
- Zero Waste: Eni intends to develop a system for the disposal of industrial sludge alternative to landfills, possibly associated to thermal treatment in order to minimize waste. For the treatment of industrial, oily and biological waste generated by the oil industry a thermal process has been studied that allows for the gasification of sludge that is turned into an inert residue. A patent application has been filed on this project. Basic design has been completed of a pilot plant with a 50 kg/h capacity along with a feasibility study for an annual volume of 5,000 tonnes of sludge.

Eni Corporate
- Photoactive materials: Eni has produced original dyes applied on transparent polymeric plates that convert and concentrate solar light with a significant reduction in the amount of silicon required for photovoltaic conversion. Their results allow for starting the next development phase after lab testing.
- Use of waste for energy production: at lab scale, Eni has developed a "liquefaction" process for the conversion of the organic waste into bio-oil with a nearly 42% yield (on dry weight) corresponding to an 80% energy recovery. This new technology has been patented and successfully applied to the organic fraction of solid urban waste (FORSU) and to sludge from waste purification plants.
- Micro-organisms for biodiesel: aim of the project is the use of micro-organisms (yeasts and bacteria) that accumulate lipids similar to those deriving from oil bearing vegetable, that can easily be turned into biodiesel. The raw material employed by these microorganisms derives from the treatment of wood-cellulose biomass in order not to compete with food products. The identified yeasts have higher productivity than the traditional oil crops, including palm.
- EKRT (ElectroKinetic Remediation Technology): it is a technology for environmental remediation applicable to mercury polluted soils. An electrolytic solution is circulated in order to dissolve the metallic part of mercury, separating it by means of electrokinesis. This process does not affect the inert portions of mercury and acts selectively only on the mobile portion of mercury, that is also its toxic portion.

Petrochemicals
- Basic petrochemicals: positive testing of catalytic oxidation of phenilcyclohexane on a pilot plant was performed as part of a study aiming at completing a proprietary process for the direct production of phenol and cyclohexanone, which uses benzene as sole feedstock, eliminating the production of acetone as by-product (a toxic and flammable fluid).
- Elastomers: the first industrial production of new grades of S-SBR (styrene-butadiene rubber) has been completed with application to high performance (lower energy consumption and reduction in resistance to rolling) in tire materials. In the lab, Eni developed a proprietary technology for new grades of elastomers for Tyre Green application (with lower emissions) with even better performance. ESBR and NBR rubber grades have been obtained at industrial level with low VOCs content.
- Styrenic polymers: at the Mantova site, in the new patented technology plant for the expandable polystyrene production, the industrialization of expandable polystyrene was successfully completed through a continuous mass system with a 38 kt/y capacity. The new products allow a 15% reduction in VOCs which are released in the atmosphere during their transformation.

Results derived from the Eni-MIT alliance
- Oil spills in Marine Environment: the project derives from the discovery of an innovative material with great capacity for selective absorption of oil dispersed in water. This could be a first step towards new systems for treating oil spills in marine environments.
- Ultraflexible solar cell: one of the most relevant results obtained by the Solar Frontier Center. These cells made of a thin photoactive material covered by a layer of transparent plastic can be bent without breaking or reducing performance and this allows to cover irregular surfaces without using metal stilts.
- Solar cells on paper: in this case the photoactive device is made on paper as a printed document. The innovative technique used to produce it is the same used for producing cells on plastic and flexible substrata. A paper cell can be a low cost solution for application where the key aspect is not duration but fast installation and easy transport.
- Photochemical splitting of water: aim of the project is to devise processes for generating oxygen and hydrogen from water by means of biological agents using solar light. The main actors here are nanomaterials synthesized by exploiting the self-assembling capacity of viruses. With this technique we proceeded with the synthesis of new active materials that can be useful in promoting a sustainable generation of hydrogen from renewable sources.
- Biofixation of CO2: CO2 in the sea is captured by living organisms that convert it into calcium carbonate that is a component of their shell. These biological systems have been successfully reproduced in the lab with the use of yeasts. This paves the way for exploiting CO2 while producing calcium carbonate and other materials that are considered eco-sustainable.

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Eni Fact Book Financial Data
Profit and loss account	(euro million)	2006	2007	2008	2009	2010

Net sales from operations	86,071	87,204	108,082	83,227	98,523
Other income and revenues	796	833	728	1,118	956

Total revenues	86,867	88,037	108,810	84,345	99,479
Purchases, services and other	(57,469)	(58,133)	(76,350)	(58,351)	69,135
Payroll and related costs	(3,650)	(3,800)	(4,004)	(4,181)	4,785

Total operating expenses	(61,119)	(61,933)	(80,354)	(62,532)	(73,920)
Other operating income (expense)	9	(129)	(124)	55	131
Depreciation, depletion, amortization and impairments	(6,421)	(7,236)	(9,815)	(9,813)	(9,579)

Operating profit	19,336	18,739	18,517	12,055	16,111
Finance (expense) income	152	46	(640)	(551)	(727)
Net income from investments	903	1,243	1,373	569	1,156

Profit before income taxes	20,391	20,028	19,250	12,073	16,540
Income taxes	(10,568)	(9,219)	(9,692)	(6,756)	(9,157)
Tax rate (%)	51.8	46.0	50.3	56.0	55.4

Net profit	9,823	10,809	9,558	5,317	7,383
Attributable to:
- Eni's shareholders	9,217	10,011	8,825	4,367	6,318
- Non-controlling interest	606	798	733	950	1,065

Net profit attributable to Eni's shareholders	9,217	10,011	8,825	4,367	6,318
Exclusion of inventory holding (gains) losses	33	(499)	723	(191)	(610)
Exclusion of special items	1,151	57	616	1,031	1,161
of which:
- non-recurring items	239	35	(21)	250	(246)
- other special items	912	22	637	781	1,407

Adjusted net profit attributable to Eni's shareholders	10,401	9,569	10,164	5,207	6,869

Summarized Group Balance Sheet	(euro million)	2006	2007	2008	2009	2010

Fixed assets
Property, plant and equipment	44,312	50,137	55,933	59,765	67,404
Other assets	629	563
Inventories - compulsory stock	1,827	2,171	1,196	1,736	2,024
Intangible assets	3,753	4,333	11,019	11,469	11,172
Equity-accounted investments and other investments	4,246	6,111	5,881	6,244	6,090
Receivables and securities held for operating purposes	557	725	1,219	1,261	1,743
Net payables related to capital expenditures	(1,090)	(1,191)	(787)	(749)	(970)

	54,234	62,849	74,461	79,726	87,463
Net working capital
Inventories	4,752	5,499	6,082	5,495	6,589
Trade receivables	15,230	15,609	16,444	14,916	17,221
Trade payables	(10,528)	(11,092)	(12,590)	(10,078)	(13,111)
Tax payables and provision for net deferred tax liabilities	(5,396)	(4,412)	(5,323)	(1,988)	(2,684)
Provisions	(8,580)	(8,433)	(9,506)	(10,319)	(11,792)
Other current assets and liabilities (a)	(675)	(2,653)	(4,544)	(3,968)	(1,286)

	(5,197)	(5,482)	(9,437)	(5,942)	(5,063)
Current investments		2,476	2,741
Provisions for employee post-retirement benefits	(1,071)	(935)	(947)	(944)	(1,032)
Net assets held for sale including related net borrowings	286	68	266	479

CAPITAL EMPLOYED, NET	47,966	59,194	66,886	73,106	81,847

Shareholders' equity:
attributable to:
- Eni's shareholders (b)	39,029	40,428	44,436	46,073	51,206
- Non-controlling interest	2,170	2,439	4,074	3,978	4,522

	41,199	42,867	48,510	50,051	55,728
Net borrowings	6,767	16,327	18,376	23,055	26,119

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,966	59,194	66,886	73,106	81,847

(a)	Includes receivables and securities for financing operating activities and securities covering technical reserves of Eni’s insurance activities.
(b)	Net of own shares in portfolio.

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Eni Fact Book Financial Data

Summarized Group Cash Flow Statement	(euro million)	2006	2007	2008	2009	2010

Net profit	9,823	10,809	9,558	5,317	7,383
Adjustments to reconcile net profit net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	5,711	6,320	8,792	9,117	9,024
- net gains on disposal of assets	(59)	(309)	(219)	(226)	(552)
- dividends, interest, taxes and other changes	10,435	8,850	9,399	6,843	9,368
Changes in working capital related to operations	(982)	(1,641)	4,489	(1,195)	(1,720)
Dividends received, taxes paid, interest (paid) received during the period	(7,927)	(8,512)	(10,218)	(8,720)	(8,809)

Net cash provided by operating activities	17,001	15,517	21,801	11,136	14,694
Capital expenditures	(7,833)	(10,593)	(14,562)	(13,695)	(13,870)
Investments and purchase of consolidated subsidiaries and businesses	(95	(9,665)	(4,019)	(2,323)	(410)
Disposals	328	659	979	3,595	1,113
Other cash flow related to capital expenditures, investments and disposals	361	(35)	(267)	(295)	228

Free cash flow	9,762	(4,117)	3,932	(1,582)	1,755
Borrowings (repayment) of debt related to financing activities	216	(479)	911	396	(26)
Changes in short and long-term financial debt	(682)	8,761	980	3,841	2,272
Dividends paid and changes in non-controlling interests and reserves	(6,443)	(5,836)	(6,005)	(2,956)	(4,099)
Effect of changes in consolidation area and exchange differences	(201)	(200)	7	(30)	39

NET CASH FLOW FOR THE PERIOD	2,652	(1,871)	(175)	(331)	(59)

Changes in net borrowings	(euro million)	2006	2007	2008	2009	2010

Free cash flow	9,762	(4,117)	3,932	(1,582)	1,755
Net borrowings of acquired companies		(244)	(286)		(33)
Net borrowings of divested companies	1		181
Exchange differences on net borrowings and other changes	388	637	129	(141)	(687)
Dividends paid and changes in non-controlling interest and reserves	(6,443)	(5,836)	(6,005)	(2,956)	(4,099)

CHANGE IN NET BORROWINGS	3,708	(9,560)	(2,049)	(4,679)	(3,064)

Net sales from operations	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	26,738	26,920	33,042	23,801	29,497
Gas & Power	28,547	27,793	37,062	30,447	29,576
Refining & Marketing	38,176	36,349	45,017	31,769	43,190
Petrochemicals	6,823	6,934	6,303	4,203	6,141
Engineering & Construction	6,979	8,678	9,176	9,664	10,581
Other activities	823	205	185	88	105
Corporate and financial companies	1,174	1,313	1,331	1,280	1,386
Impact of unrealized intragroup profit elimination (a)			75	(66)	100
Consolidation adjustment	(23,189)	(20,988)	(24,109)	(17,959)	(22,053)

	86,071	87,204	108,082	83,227	98,523

i	i	i
(a)	i	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Net sales to customers	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	8,545	10,640	14,125	10,171	12,947
Gas & Power	27,800	27,036	36,189	29,812	28,743
Refining & Marketing	36,876	35,073	43,521	30,804	41,845
Petrochemicals	6,156	6,571	5,905	3,965	5,898
Engineering & Construction	6,208	7,496	7,957	8,349	8,779
Other activities	303	174	156	64	80
Corporate and financial companies	183	214	154	128	131
Impact of unrealized intragroup profit elimination			75	(66)	100

	86,071	87,204	108,082	83,227	98,523

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Eni Fact Book Financial Data

Net sales by geographic area of destination	(euro million)	2006	2007	2008	2009	2010

Italy	36,309	37,294	42,843	27,950	47,802
Other EU Countries	23,949	23,074	29,341	24,331	21,125
Rest of Europe	6,975	5,507	7,125	5,213	4,172
Africa	5,949	8,010	12,331	10,174	13,068
Americas	6,250	6,447	7,218	7,080	6,282
Asia	5,595	5,840	8,916	8,208	5,785
Other areas	1,044	1,032	308	271	289
Total outside Italy	49,762	49,910	65,239	55,277	50,721
	86,071	87,204	108,082	83,227	98,523

Purchases, services and other	(euro million)	2006	2007	2008	2009	2010

Production costs - raw, ancillary and consumable materials and goods	44,625	44,850	58,662	40,311	48,261
Production costs - services	10,015	10,828	13,355	13,520	15,400
Operating leases and other	1,903	2,276	2,558	2,567	3,066
Net provisions	769	573	884	1,055	1,407
Other expenses	1,102	1,101	1,660	1,527	1,309
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(945)	(1,495)	(769)	(629)	(308)
	57,469	58,133	76,350	58,351	69,135

Principal accountant fees and services	(euro million)	2006	2007	2008	2009	2010

Audit fees	22,240	26,383	27,962	30,748	21,113
Audit-related fees	166	169	152	276	183
Tax fees	303	81	46	51	166
All other fees	6	120	1
	22,715	26,753	28,161	31,075	21,462

Payroll and related costs	(euro million)	2006	2007	2008	2009	2010

Wages and salaries	2,630	2,906	3,204	3,330	3,565
Social security contributions	691	690	694	706	714
Cost related to defined benefit plans and defined contribution plans	230	161	107	137	164
Other costs	305	275	282	342	600
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(206)	(232)	(283)	(334)	(258)
	3,650	3,800	4,004	4,181	4,785

Depreciation, depletion, amortization and impairments	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	4,589	5,431	6,678	6,789	6,928
Gas & Power	744	739	797	981	963
Refining & Marketing	434	433	430	408	333
Petrochemicals	124	116	116	83	83
Engineering & Construction	195	248	335	433	513
Other activities	6	4	4	2	2
Corporate and financial companies	70	68	76	83	79
Impact of unrealized intragroup profit elimination	(9)	(10)	(14)	(17)	(20)
Total depreciation, depletion and amortization	6,153	7,029	8,422	8,762	8,881
Impairments	268	207	1,393	1,051	698
	6,421	7,236	9,815	9,813	9,579

Operating profit by division	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	15,368	13,433	16,239	9,120	13,866
Gas & Power	4,022	4,465	4,030	3,687	2,896
Refining & Marketing	324	686	(988)	(102)	149
Petrochemicals	172	100	(845)	(675)	(86)
Engineering & Construction	505	837	1,045	881	1,302
Other activities	(622)	(444)	(466)	(436)	(1,384)
Corporate and financial companies	(300)	(312)	(623)	(420)	(361)
Impact of unrealized intragroup profit elimination	(133)	(26)	125		(271)
	19,336	18,739	18,517	12,055	16,111

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Eni Fact Book Financial Data

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

Eni Fact Book Financial Data

2006	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	15,368	4,022	324	172	505	(622)	(300)	(133)	19,336
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88

Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	153	107	146	94	3	261	56		820
- environmental charges		44	111			126	11		292
- asset impairments	231	51	14	50	1	22			369
- gains on disposals of assets	(61)								(61)
- risk provisions			8	31		75			114
- provision for redundancy incentives	13	37	47	19	2	17	43		178
- re-measurement gains/losses on commodity derivatives	(30)	15	(1)						(16)
- other		(40)	(33)	(6)		21	2		(56)

Special items of operating profit	153	162	255	107	3	323	56		1,059

Adjusted operating profit	15,521	4,117	794	219	508	(299)	(244)	(133)	20,483
Net finance (expense) income (a)	(50)	7				(7)	196		146
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,421)	(1,611)	(347)	(47)	(174)		93	54	(10,453)

Tax rate (%)	54.1	34.9	35.5		30.3				48.7
Adjusted net profit	7,135	3,002	631	174	400	(301)	45	(79)	11,007

of which:
- Adjusted net profit of non-controlling interest									606
- Adjusted net profit attributable to Eni’s shareholders									10,401

Reported net profit attributable to Eni's shareholders									9,217

Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,151
- non-recurring (income) charges									239
- other special (income) charges									912

Adjusted net profit attributable to Eni’s shareholders									10,401

(a)	Excluding special items.

Contents

Eni Fact Book Financial Data

2007	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,433	4,465	686	100	837	(444)	(312)	(26)	18,739
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)

Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	348	(34)	229	24	7	176	127		877
- environmental charges		15	128			210	12		365
- asset impairments	226		58			6			290
- risk provisions			9			13			22
- provision for redundancy incentives	6	38	31	24	7	18	32		156
- re-measurement gains/losses on commodity derivatives	74	(16)	6				83		147
- other	42	(71)	(3)			(71)			(103)

Special items of operating profit	337	(95)	264	22	3	237	117		885

Adjusted operating profit	13,770	4,414	292	116	840	(207)	(195)	(26)	19,004
Net finance (expense) income (a)	60	(5)		1		(8)	(25)		23
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,678)	(1,702)	(124)	(44)	(262)		154	10	(9,646)

Tax rate (%)	54.8	35.2	29.7		28.5				48.6
Adjusted net profit	6,328	3,127	294	74	658	(210)	(62)	(16)	10,193

of which:
- Adjusted net profit of non-controlling interest									624
- Adjusted net profit attributable to Eni’s shareholders									9,569

Reported net profit attributable to Eni's shareholders									10,011

Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									57
- non-recurring (income) charges									35
- other special (income) charges									22

Adjusted net profit attributable to Eni’s shareholders									9,569

(a)	Excluding special items.

Contents

Eni Fact Book Financial Data

2008	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	16,239	4,030	(988)	(845)	1,045	(466)	(623)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	222	341		2,176
- environmental charges		12	76			221			309
- asset impairments	989	1	299	278		5			1,572
- gains on disposals of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
- other		(3)				2	270		269

Special items of operating profit	983	(37)	369	281	(4)	222	341		2,155

Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(13)	1	1	1	(39)	(661)		(640)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,323)	(234)	83	(307)		406	(49)	(11,425)

Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,648	521	(323)	784	(279)	(532)	76	10,795

of which:
- Adjusted net profit of non-controlling interest									631
- Adjusted net profit attributable to Eni’s shareholders									10,164

Reported net profit attributable to Eni's shareholders									8,825

Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									616
- non-recurring (income) charges									(21)
- other special (income) charges									637

Adjusted net profit attributable to Eni’s shareholders									10,164

(a)	Excluding special items.

Contents

Eni Fact Book Financial Data

2009	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	178	78		1,162
- environmental charges		19	72			207			298
- asset impairments	618	27	389	121	2	5			1,162
- gains on disposals of assets	(270)	(6)	(2)		3	(2)			(277)
- risk provisions		115	17			(4)			128
- provision for redundancy incentives	31	25	22	10		8	38		134
- re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
- other						(36)	40		4

Special items of operating profit	364	(112)	537	128	239	178	78		1,412

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)

Tax rate (%)	60.0	30.9			23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157

of which:
- Adjusted net profit of non-controlling interest									950
- Adjusted net profit attributable to Eni’s shareholders									5,207

Reported net profit attributable to Eni's shareholders									4,367

Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring (income) charges									250
- other special (income) charges									781

Adjusted net profit attributable to Eni’s shareholders									5,207

(a)	Excluding special items.

Contents

Eni Fact Book Financial Data

2010	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
- environmental charges	30	25	169			1,145			1,369
- asset impairments	127	436	76	52	3	8			702
- gains on disposal of assets	(241)	4	(16)		5				(248)
- risk provisions		78	2			7	8		95
- provision for redundancy incentives	97	75	113	26	14	10	88		423
- re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
- other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which:
- Adjusted net profit of non-controlling interest									1,065
- Adjusted net profit attributable to Eni’s shareholders									6,869

Reported net profit attributableto Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses									(610)
Exclusion of special items:									1,161
- non-recurring (income) charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869

(a)	Excluding special items.

Contents

Eni Fact Book Financial Data

Breakdown of special items	(euro million)	2006	2007	2008	2009	2010

Non-recurring charges (income)	239	8	(21)	250	(246)
of which:
estimated charge of the possible resolution of the TSKJ matter				250
curtailment recognized of the reserve for post-retirement benefits for Italian employees		(83)
provisions and utilizations against antitrust proceedings and regulations	239	91
settlement/payments on antitrust and other Authorities proceedings			(21)		(246)
Other special charges (income):	820	877	2,176	1,162	2,320
- environmental charges	292	365	309	298	1,369
- asset impairments	369	290	1,572	1,162	702
- gains on disposal of assets	(61)		(8)	(277)	(248)
- risk provisions	114	22	4	128	95
- provision for redundancy incentives	178	156	91	134	423
- re-measurement gains/losses on commodity derivatives	(16)	147	(61)	(287)	(2)
- other	(56)	(103)	269	4	(19)

Special items of operating profit	1,059	885	2,155	1,412	2,074

Net finance (income) expense	(6)	(23)			35
Net (income) expense from investments	(72)	(321)	(239)	179	(324)
of which:
gain on Galp Energia SGPS SA (disposal of A21 assets Rede Electrica National)	(73)
gain from the sale of stakes in Haldor Topsøe AS and Camom SA		(290)
gain on divestment of GTT (Gaztransport et Technigaz SAS)			(185)
gains from disposal of assets					(332)
impairments					(28)
Income taxes	170	(658)	(1,402)	(560)	(624)
of which:
tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:			(270)	(27)
- on inventories			(176)
- on deferred taxes			(94)	(27)
tax impact pursuant Budget Law 2008 for Italian subsidiaries			(290)
adjustment to deferred tax for Italian subsidiaries		(394)
adjustment to deferred tax for Libyan assets			(173)
supplemental tax rate UK	91
wind-fall tax Algeria	179
tax proceedings Venezuela	77
impairment of deferred tax assets E&P				72
other tax items		(50)	(46)	(192)	29
taxes on special items of operating profit	(177)	(214)	(623)	(413)	(653)

Total special items of net profit	1,151	(117)	514	1,031	1,161

attributable to:
- Non-controlling interest		(174)	(102)
- Eni’s shareholders	1,151	57	616	1,031	1,161

Adjusted operating profit by Division	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	15,521	13,770	17,222	9,484	13,884
Gas & Power	4,117	4,414	3,564	3,901	3,119
Refining & Marketing	794	292	580	(357)	(171)
Petrochemicals	219	116	(398)	(426)	(113)
Engineering & Construction	508	840	1,041	1,120	1,326
Other activities	(299)	(207)	(244)	(258)	(205)
Corporate and financial companies	(244)	(195)	(282)	(342)	(265)
Impact of unrealized intragroup profit elimination	(133)	(26)	125		(271)
	20,483	19,004	21,608	13,122	17,304

Contents

Eni Fact Book Financial Data

Adjusted net profit by Division	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	7,135	6,328	7,900	3,878	5,600
Gas & Power	3,002	3,127	2,648	2,916	2,558
Refining & Marketing	631	294	521	(197)	(49)
Petrochemicals	174	74	(323)	(340)	(85)
Engineering & Construction	400	658	784	892	994
Other activities	(301)	(210)	(279)	(245)	(216)
Corporate and financial companies	45	(62)	(532)	(744)	(699)
Impact of unrealized intragroup profit elimination (a)	(79)	(16)	76	(3)	(169)

	11,007	10,193	10,795	6,157	7,934

of which attributable to:
Non-controlling interest	606	624	631	950	1,065

Eni's shareholders	10,401	9,569	10,164	5,207	6,869

Finance income (expense)	(euro million)	2006	2007	2008	2009	2010

Income from equity instruments		188	241	163
Exchange differences, net	(152)	(51)	206	(106)	92
Finance income (expense) related to net borrowings and other	(121)	(279)	(668)	(612)	(634)
Net income from securities	51	39	21	3	10
Financial expense due to the passage of time (accretion discount)	(116)	(186)	(249)	(218)	(251)
Income (expense) on derivatives	374	155	(427)	(4)	(131)
less:
Finance expense capitalized	116	180	236	223	187

	152	46	(640)	(551)	(727)

of which, net income from receivables and securities held for financing operating activities and interest on tax credits	119	96	78	40	65

Income (expense on) from investments	(euro million)	2006	2007	2008	2009	2010

Share of profit of equity-accounted investments	887	906	761	693	717
Share of loss of equity-accounted investments	(36)	(135)	(105)	(241)	(149)
Gains on disposals	25	301	218	16	332
Losses on disposals	(7)	(1)	(1)
Dividends	98	170	510	164	264
Decreases (increases) in the provision for losses on investments	(56)	2	(16)	(59)	(31)
Other income (expense), net	(8)		6	(4)	23

Contents

Eni Fact Book Financial Data

Property, plant and equipment by Division (at year end)	(euro million)	2006	2007	2008	2009	2010

Property, plant and equipment by segment, gross
Exploration & Production	47,619	52,780	64,338	71,189	85,494
Gas & Power	23,660	24,641	20,729	22,040	22,510
Refining & Marketing	11,273	12,421	12,899	13,378	14,177
Petrochemicals	4,380	4,918	5,036	5,174	5,226
Engineering & Construction	4,363	5,823	7,702	9,163	10,714
Other activities	1,967	1,543	1,550	1,592	1,614
Corporate and financial companies	321	344	391	373	372
Impact of unrealized intragroup profit elimination	(128)	(227)	(355)	(343)	(495)

	93,455	102,243	112,290	122,566	139,612

Property, plant and equipment by segment, net
Exploration & Production	22,355	25,751	32,355	34,462	40,521
Gas & Power	14,714	15,204	13,038	13,778	13,876
Refining & Marketing	3,791	4,495	4,496	4,397	4,766
Petrochemicals	1,072	1,099	912	853	990
Engineering & Construction	2,225	3,513	5,154	6,305	7,422
Other activities	93	82	83	79	78
Corporate and financial companies	176	196	212	179	171
Impact of unrealized intragroup profit elimination	(114)	(203)	(317)	(288)	(420)

	44,312	50,137	55,933	59,765	67,404

Capital expenditures by Division	(euro million)	2006	2007	2008	2009	2010

Exploration & Production	5,163	6,480	9,281	9,486	9,690
Gas & Power	1,214	1,511	2,058	1,686	1,685
Refining & Marketing	645	979	965	635	711
Petrochemicals	99	145	212	145	251
Engineering & Construction	591	1,410	2,027	1,630	1,552
Other activities	72	59	52	44	22
Corporate and financial companies	88	108	95	57	109
Impact of unrealized intragroup profit elimination	(39)	(99)	(128)	12	(150)
	7,833	10,593	14,562	13,695	13,870

Capital expenditures by geographic area of origin	(euro million)	2006	2007	2008	2009	2010

Italy	2,529	3,246	3,674	3,198	3,044
Other European Union Countries	713	1,246	1,660	1,454	1,710
Rest of Europe	436	469	582	574	724
Africa	2,419	3,152	5,153	4,645	5,083
Americas	572	1,004	1,240	1,207	1,156
Asia	1,032	1,253	1,777	2,033	1,941
Other areas	132	223	476	584	212
Total outside Italy	5,304	7,347	10,888	10,497	10,826

	7,833	10,593	14,562	13,695	13,870

Contents

Eni Fact Book Financial Data

Net borrowings	(euro million)
Debt and bonds	Cash and cash equivalents	Securities held for non-operating purposes	Financing receivables held for non-operating purposes	Total

2006
Short-term debt	4,290	(3,985)	(552)	(143)	(390)
Long-term debt	7,409			(252)	7,157
	11,699	(3,985)	(552)	(395)	6,767
2007
Short-term debt	8,500	(2,114)	(174)	(990)	5,222
Long-term debt	11,330			(225)	11,105
	19,830	(2,114)	(174)	(1,215)	16,327
2008
Short-term debt	6,908	(1,939)	(185)	(337)	4,447
Long-term debt	13,929				13,929
	20,837	(1,939)	(185)	(337)	18,376
2009
Short-term debt	6,736	(1,608)	(64)	(73)	4,991
Long-term debt	18,064				18,064
	24,800	(1,608)	(64)	(73)	23,055
2010
Short-term debt	7,478	(1,549)	(109)	(6)	5,814
Long-term debt	20,305				20,305
	27,783	(1,549)	(109)	(6)	26,119

Contents

Eni Fact Book Financial Data

Employees

Employees at year end (a)	(units)	2006	2007	2008	2009	2010

	Italy	3,714	3,930	4,054	3,883	3,906
Exploration & Production	Outside Italy	3,658	4,446	6,182	6,388	6,370

		7,372	8,376	10,236	10,271	10,276

	Italy	9,837	9,362	9,029	8,842	8,652
Gas & Power	Outside Italy	2,533	2,531	2,663	2,562	2,593

		12,370	11,893	11,692	11,404	11,245

	Italy	7,174	7,079	6,609	6,467	6,162
Refining & Marketing	Outside Italy	2,263	2,349	1,718	1,699	1,860

		9,437	9,428	8,327	8,166	8,022

	Italy	4,939	5,469	5,224	5,045	4,903
Petrochemicals	Outside Italy	1,086	1,065	1,050	1,023	1,069

		6,025	6,534	6,274	6,068	5,972

	Italy	4,735	4,994	5,420	5,174	4,915
Engineering & Construction	Outside Italy	26,167	28,117	30,209	30,795	33,911

		30,902	33,111	35,629	35,969	38,826

	Italy	2,219	1,172	1,070	968	939
Other activities	Outside Italy	-	-	-	-	-

		2,219	1,172	1,070	968	939

	Italy	4,414	4,485	4,717	4,706	4,497
Corporate and financial companies	Outside Italy	111	126	149	166	164

		4,525	4,611	4,866	4,872	4,661

	Italy	37,032	36,491	36,123	35,085	33,974
Total employees at year end	Outside Italy	35,818	38,634	41,971	42,633	45,967

		72,850	75,125	78,094	77,718	79,941

of which: senior managers		1,546	1,532	1,594	1,562	1,574

(a)	In 2010, the method for calculating the number of employees has been changed. Employees are allocated to Italy and abroad according to their permanent employment base. Prior year data have been restated accordingly.

Contents

Eni Fact Book Supplemental oil and gas information

Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price[1] shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Net proved reserves exclude interests and royalties owned by others.
Proved reserves are classified as either developed or undeveloped.
Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[2] of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserve audit is included in the third party audit report[3].
In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, reservoir performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided.
In 2010, Ryder Scott Company and DeGolyer and MacNaughton[3] provided an independent evaluation of almost 28% of Eni’s total proved reserves as of December 31, 2010[4], confirming, as in previous years, the reasonableness of Eni’s internal evaluations.
In the three year period from 2008 to 2010, 78% of Eni’s total proved reserves were subject to independent evaluation.
As of December 31, 2010, the principal properties not subjected to independent evaluation in the last three years are Karachaganak (Kazakhstan), Samburgskoye and Yaro-Yakhinskoye (Russia).
Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 54%, 57% and 55% of total proved reserves as of December 31, 2008, 2009 and 2010, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 2% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2008, 2009 and 2010, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 0.1%, 0.3% and 0.6% of total proved reserves as of December 31, 2008, 2009 and 2010, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of natural gas produced to feed the Angola LNG plant; and (iv) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs; and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby removed from proved reserves when sold.

(1)	i	Before 2009, year-end liquids and natural gas prices were used in the estimate of proved reserves.
(2)	i	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(3)	i	The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2010.
(4)	i	Including reserves of joint ventures and affiliates.

Contents

Eni Fact Book Supplemental oil and gas information

Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures.
The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an	effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of hydrocarbons, liquids and natural gas as of December 31, 2008, 2009 and 2010.

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved hydrocarbons reserves (a)	(mmboe)
Italy (b)	Rest of Europe	North Africa	West Africa	Kazakhstan (c)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (d)	Total

Reserves at December 31, 2007	747	638	1,879	1,095	1,061	198	259	133	6,010	668	6,678
of which:
developed	534	537	1,183	766	494	127	158	63	3,862	101	3,963
undeveloped	213	101	696	329	567	71	101	70	2,148	567	2,715
Purchase of Minerals in Place		2		33		56			91		91
Revisions of Previous Estimates	2	(41)	259	87	374	51	9	5	746	5	751
Improved Recovery			7	26					33	1	34
Extensions and Discoveries	5	17	11	26		4	8		71		71
Production	(73)	(91)	(234)	(121)	(40)	(44)	(41)	(6)	(650)	(8)	(658)
Sales of Minerals in Place					(59)				(59)		(59)

Reserves at December 31, 2008	681	525	1,922	1,146	1,336	265	235	132	6,242	666	6,908
of which:
developed	465	417	1,229	827	647	168	133	62	3,948	107	4,055
undeveloped	216	108	693	319	689	97	102	70	2,294	559	2,853
Purchase of Minerals in Place				2			24		26		26
Revisions of Previous Estimates	74	65	76	102	(72)	(26)	44	(2)	261	3	264
Improved Recovery		13	10	14					37		37
Extensions and Discoveries	10	79	121	6		44	13	9	282	15	297
Production	(62)	(91)	(207)	(129)	(43)	(47)	(53)	(6)	(638)	(8)	(646)
Sales of Minerals in Place		(1)							(1)	(314)	(315)

Reserves at December 31, 2009	703	590	1,922	1,141	1,221	236	263	133	6,209	362	6,571
of which:
developed	490	432	1,266	799	614	139	168	122	4,030	74	4,104
undeveloped	213	158	656	342	607	97	95	11	2,179	288	2,467
Revisions of Previous Estimates	97	34	353	116	(56)	104	13		661	19	680
Improved Recovery			1	1					2	12	14
Extensions and Discoveries		57	39	22		1	2	4	125	127	252
Production	(67)	(80)	(218)	(145)	(39)	(46)	(48)	(10)	(653)	(9)	(662)
Sales of Minerals in Place	(9)		(1)	(2					(12)		(12)

Reserves at December 31, 2010	724	601	2,096	1,133	1,126	295	230	127	6,332	511	6,843
of which:
developed	554	405	1,215	812	543	139	141	117	3,926	96	4,022
undeveloped	170	196	881	321	583	156	89	10	2,406	415	2,821

i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on the initial reserves balance as of January 1, 2010, amounted to 106 mmboe.
(b)	i	Including approximately, 749, 746, 769 and 767 billion of cubic feet of natural gas held in storage at December 31, 2007, 2008, 2009 and 2010, respectively.
(c)	i	Eni’s proved reserves of the Kashagan field are determined based on Eni working interest of 16.81% (2007 is reported at 18.52%).
(d)	i	The amounts of equity-accounted entities as of December 31, 2010 and 2009 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2007 and 2008 are reported at 60%).

Contents

Eni Fact Book FSupplemental oil and gas information

Movements in net proved liquids reserves	(mmbbl)
Italy	Rest of Europe	North Africa	West Africa	Kazakhstan (a)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (b)	Total

Reserves at December 31, 2007	215	345	878	725	753	44	138	29	3,127	142	3,269
of which:
developed	133	299	649	511	219	35	81	26	1,953	26	1,979
undeveloped	82	46	229	214	534	9	57	3	1,174	116	1,290
Purchase of Minerals in Place				32		36			68		68
Revisions of Previous Estimates	(8)	(30)	56	80	239	42	11	1	391	4	395
Improved Recovery			7	25					32	1	33
Extensions and Discoveries	4	13	4	26		2	3		52		52
Production	(25)	(51)	(122)	(105)	(25)	(18)	(21)	(4)	(371)	(5)	(376)
Sales of Minerals in Place					(56)				(56)		(56)

Reserves at December 31, 2008	186	277	823	783	911	106	131	26	3,243	142	3,385
of which:
developed	111	222	613	576	298	92	74	23	2,009	33	2,042
undeveloped	75	55	210	207	613	14	57	3	1,234	109	1,343
Purchase of Minerals in Place				2					2		2
Revisions of Previous Estimates	57	40	129	78	(36)	(35)	36	1	270		270
Improved Recovery		8	10	15					33		33
Extensions and Discoveries	10	74	38	5		44	12	8	191	1	192
Production	(20)	(48)	(105)	(113)	(26)	(21)	(26)	(3)	(362)	(6)	(368)
Sales of Minerals in Place										(51)	(51)

Reserves at December 31, 2009	233	351	895	770	849	94	153	32	3,377	86	3,463
of which:
developed	141	218	659	544	291	45	80	23	2,001	34	2,035
undeveloped	92	133	236	226	558	49	73	9	1,376	52	1,428
Revisions of Previous Estimates	38	17	178	75	(37)	62	2		335		335
Improved Recovery			1	1					2	12	14
Extensions and Discoveries		25	13	22			1		61	117	178
Production	(23)	(44)	(108)	(116)	(24)	(17)	(22)	(3)	(357)	(7)	(364)
Sales of Minerals in Place			(1)	(2)					(3)		(3)

Reserves at December 31, 2010	248	349	978	750	788	139	134	29	3,415	208	3,623
of which:
developed	183	207	656	533	251	39	62	20	1,951	52	2,003
undeveloped	65	142	322	217	537	100	72	9	1,464	156	1,620

i	i	i
(a)	i	Eni’s proved reserves of the Kashagan field are determined based on Eni working interest of 16.81% (2007 is reported at 18.52%).
(b)	i	The amounts of equity-accounted entities as of December 31, 2009 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2007 and 2008 are reported at 60%).

Contents

Eni Fact Book Supplemental oil and gas information

Movements in net proved natural gas reserves	(bcf)
Italy (a)	Rest of Europe	North Africa	West Africa	Kazakhstan (b)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (c)	Total

Reserves at December 31, 2007	3,057	1,675	5,751	2,122	1,770	880	696	598	16,549	3,022	19,571
of which:
developed	2,304	1,364	3,065	1,469	1,580	530	442	213	10,967	428	11,395
undeveloped	753	311	2,686	653	190	350	254	385	5,582	2,594	8,176
Purchase of Minerals in Place		8		6		114			128		128
Revisions of Previous Estimates	56	(58)	1,163	45	772	52	(13)	24	2,041	6	2,047
Improved Recovery				4					4		4
Extensions and Discoveries	5	25	38	2		11	31		112		112
Production	(274)	(229)	(641)	(95)	(89)	(146)	(114)	(16)	(1,604)	(13)	(1,617)
Sales of Minerals in Place					(16)				(16)		(16)

Reserves at December 31, 2008	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214	3,015	20,229
of which:
developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138	420	11,558
undeveloped	813	299	2,774	641	432	472	260	385	6,076	2,595	8,671
Purchase of Minerals in Place				1			136		137		137
Revisions of Previous Estimates	97	149	(309)	142	(204)	52	43	(17)	(47)	18	(29)
Improved Recovery		25							25		25
Extensions and Discoveries	1	26	479			2	7	4	519	80	599
Production	(238)	(239)	(587)	(100)	(94)	(151)	(155)	(18)	(1,582)	(14)	(1,596)
Sales of Minerals in Place		(2)					(2)		(4)	(1,511)	(1,515)

Reserves at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262	1,588	17,850
of which:
developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650	234	11,884
undeveloped	703	149	2,408	664	280	275	123	10	4,612	1,354	5,966
Revisions of Previous Estimates
Improved Recovery	234	48	778	161	(179)	211	41	(18)	1,276	51	1,327
Extensions and Discoveries		177	146			4	5	22	354	58	412
Production	(246)	(204)	(609)	(161)	(86)	(158)	(145)	(35)	(1,644)	(13)	(1,657)
Sales of Minerals in Place	(48)		(2)						(50)		(50)

Reserves at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198	1,684	17,882
of which:
developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965	246	11,211
undeveloped	583	298	3,107	577	253	311	99	5	5,233	1,438	6,671

i	i	i
(a)	i	Including approximately, 749, 746, 769 and 767 billion of cubic feet of natural gas held in storage at December 31, 2007, 2008, 2009 and 2010, respectively.
(b)	i	Eni’s proved reserves of the Kashagan field are determined based on Eni working interest of 16.81% (2007 is reported at 18.52%).
(c)	i	The amounts of equity-accounted entities as of December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2007 and 2008 are reported at 60%).

Contents

Eni Fact Book Supplemental oil and gas information

Results of operations from oil & gas producing activities (a)	(euro million)
Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (b)

2008
Revenues
Sales to consolidated entities	3,956	3,892	2,622	5,013	360	39	323	66	16,271
Sales to third parties	126	160	7,286	1,471	1,025	1,335	1,599	218	13,220	265
Total revenues	4,082	4,052	9,908	6,484	1,385	1,374	1,922	284	29,491	265
Operations costs	(260)	(521)	(528)	(609)	(157)	(68)	(233)	(35)	(2,411)	(34)
Production taxes	(195)		(32)	(616)		(35)			(878)	(53)
Exploration expense	(135)	(228)	(406)	(548)	(16)	(232)	(435)	(58)	(2,058)	(48)
D.D.&A. and provision for abandonment (c)	(551)	(829)	(1,120)	(1,115)	(79)	(823)	(837)	(35)	(5,389)	(84)
Other income and (expenses)	(420)	(56)	(934)	(268)	(270)	(259)	(6)	(41)	(2,254)	(15)
Pretax income from producing activities	2,521	2,418	6,888	3,328	863	(43)	411	115	16,501	31
Income taxes	(924)	(1,623)	(4,170)	(2,262)	(302)	(122)	(214)	(70)	(9,687)	(49)
Results of operations from E&P activities (d)	1,597	795	2,718	1,066	561	(165)	197	45	6,814	(18)

2009
Revenues
Sales to consolidated entities	2,274	2,583	1,738	4,386	245	41	808	29	12,104
Sales to third parties		540	5,037	586	739	1,208	639	181	8,930	232
Total revenues	2,274	3,123	6,775	4,972	984	1,249	1,447	210	21,034	232
Operations costs	(271)	(517)	(553)	(749)	(153)	(78)	(273)	(41)	(2,635)	(34)
Production taxes	(148)		(20)	(445)		(34)			(647)	(44)
Exploration expense	(40)	(114)	(319)	(451)	(20)	(204)	(341)	(62)	(1,551)	(41)
D.D.&A. and provision for abandonment (c)	(463)	(921)	(956)	(1,502)	(78)	(535)	(1,108)	(186)	(5,749)	(76)
Other income and (expenses)	(125)	(134)	(471)	(467)	(186)	(17)	170	(47)	(1,277)	(41)
Pretax income from producing activities	1,227	1,437	4,456	1,358	547	381	(105)	(126)	9,175	(4)
Income taxes	(467)	(833)	(3,010)	(1,042)	(180)	(67)	(2)	23	(5,578)	(40)
Results of operations from E&P activities (d) (e)	760	604	1,446	316	367	314	(107)	(103)	3,597	(44)

2010
Revenues
Sales to consolidated entities	2,725	3,006	2,094	5,314	324	34	1,139	69	14,705
Sales to third parties		263	6,604	1,696	890	1,429	562	289	11,733	356
Total revenues	2,725	3,269	8,698	7,010	1,214	1,463	1,701	358	26,438	356
Operations costs	(278)	(555)	(593)	(902)	(184)	(150)	(292)	(69)	(3,023)	(41)
Production taxes	(184)		(300)	(700)		(37)			(1,221)	(72)
Exploration expense	(35)	(116)	(85)	(465)	(6)	(263)	(204)	(25)	(1,199)	(45)
D.D.&A. and provision for abandonment (c)	(621)	(615)	(1,063)	(1,739)	(84)	(696)	(872)	(84)	(5,774)	(72)
Other income and (expenses)	(560)	254	(392)	(219)	(161)	(138)	(45)	(25)	(1,286)	(59)
Pretax income from producing activities	1,047	2,237	6,265	2,985	779	179	288	155	13,935	67
Income taxes	(382)	(1,296)	(4,037)	(1,962)	(291)	(119)	(154)	(36)	(8,277)	(66)
Results of operations from E&P activities (d) (e)	665	941	2,228	1,023	488	60	134	119	5,658	1

i	i	i
(a)	i	Results of operations from oil and gas producing activities, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.
(b)	i	The amounts of joint ventures and affiliates as of December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(c)	i	Includes asset impairments amounting to euro 770 million in 2008, euro 576 million in 2009 and euro 123 million in 2010.
(d)	i	The "Successful Effort Method" application would have led to an increase of result of operations of euro 408 million in 2008, euro 320 million in 2009 and a decrease of euro 385 million in 2010 for the consolidated companies and any variation in 2008, an increase of euro 26 million in 2009 and a decrease of euro 5 million in 2010 for joint ventures and affiliates.
(e)	i	Amounts of 2009 and 2010 do not include results of operation related to the Italian gas storage activities, following restructuring of Eni’s regulated gas businesses in Italy now reported in Gas & Power segment.

Contents

Eni Fact Book Supplemental oil and gas information

Capitalized costs (a)	(euro million)
Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities

December 31, 2009
Proved mineral interests	10,079	9,472	11,122	14,011	1,723	4,566	5,750	1,338	58,061	791
Unproved mineral interests	33	305	580	1,854	36	1,518	2,144	38	6,508	443
Support equipment and facilities	273	31	1,287	585	57	17	45	4	2,299	13
Incomplete wells and other	1,028	329	1,228	934	3,481	316	600	14	7,930	358
Gross Capitalized Costs	11,413	10,137	14,217	17,384	5,297	6,417	8,539	1,394	74,798	1,605

Accumulated depreciation, depletion and amortization	(7,557)	(6,824)	(7,044)	(8,424)	(620)	(3,679)	(4,673)	(379)	(39,200)	(485)
Net Capitalized Costs (b) (c)	3,856	3.313	7,173	8,960	4,677	2,738	3,866	1,015	35,598	1,120

December 31, 2010
Proved mineral interests	10,576	10,616	14,051	17,057	1,989	5,552	6,617	1,674	68,132	927
Unproved mineral interests	32	320	570	2,006	39	1,561	1,979	42	6,549	469
Support equipment and facilities	270	33	1,391	716	70	21	53	6	2,560	16
Incomplete wells and other	909	584	2,069	1,089	4,644	107	1,444	84	10,930	668
Gross Capitalized Costs	11,787	11,553	18,081	20,868	6,742	7,241	10,093	1,806	88,171	2,080

Accumulated depreciation, depletion and amortization	(8,020)	(7,771)	(8,558)	(11,067)	(756)	(4,699)	(5,591)	(522)	(46,984)	(592)
Net Capitalized Costs (b) (c)	3,767	3,782	9,523	9,801	5,986	2,542	4,502	1,284	41,187	1,488

i	i	i
(a)	i	Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(b)	i	The amounts include net capitalized financial charges totaling euro 570 million in 2009 and euro 591 million in 2010.
(c)	i	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 3,690 million in 2009 and euro 3,410 million in 2010 for the consolidated companies and of euro 76 million in 2009 and euro 76 million in 2010 for equity-accounted entities.

Contents

Eni Fact Book Supplemental oil and gas information

Costs incurred (a)	(euro million)
Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (b)

2008
Proved property acquisitions (d)			626	413		256			1,295
Unproved property acquisitions (d)		33	384	655		647			1,719
Exploration (d)	135	227	403	600	16	345	440	48	2,214	48
Development (c) (d)	644	957	1,388	1,884	1,023	598	748	325	7,567	163
Total cost incurred	779	1,217	2,801	3,552	1,039	1,846	1,188	373	12,795	211

2009
Proved property acquisitions			298	27		11	131		467
Unproved property acquisitions			54	42		83	43		222
Exploration	40	114	317	284	20	159	242	52	1,228	41
Development (c)	742	727	1,401	2,121	1,086	423	858	462	7,820	206
Total cost incurred	782	841	2,070	2,474	1,106	676	1,274	514	9,737	247

2010
Proved property acquisitions
Unproved property acquisitions
Exploration	34	114	84	406	6	223	119	26	1,012	45
Development (c)	579	890	2,674	1,909	1,031	359	1,309	160	8,911	367
Total cost incurred	613	1,004	2,758	2,315	1,037	582	1,428	186	9,923	412

i	i	i
(a)	i	Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.
(b)	i	The amounts of equity-accounted entities as of December 31, 2009 and 2010, includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(c)	i	Includes the abandonment costs of the assets for euro 628 million in 2008, euro 301 million in 2009 and euro 269 million in 2010.
(d)	i	Of which business combination:

i	i	Italy	i	Rest of Europe	i	North Africa	i	West Africa	i	Kazakhstan	i	Rest of Asia	i	America	i	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities

2008
Proved property acquisitions			298	256	554
Unproved property acquisitions	33	384	560	647	1,624
Exploration		23	115	158	296
Development	52	132	4	233	421
Total	85	539	977	1,294	2,895

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas for the year ended December 31, 2008, and the average prices during the years ended December 31, 2009 and 2010, to estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation.

Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates.

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932).

The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents

Eni Fact Book Supplemental oil and gas information

Standardized measure of discounted future net cash flows	(euro million)
Italy	Rest of Europe	North Africa	West Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Total equity- accounted entities (a)	Total

At December 31, 2008
Future net cash inflows	46,458	16,963	62,785	22,344	21,648	5,072	5,257	2,937	183,464	4,782	188,246
Future production costs	(5,019)	(3,467)	(10,673)	(6,715)	(6,273)	(707)	(1,657)	(405)	(34,916)	(1,104)	(36,020)
Future development and abandonment costs	(6,805)	(2,317)	(6,153)	(3,868)	(4,842)	(738)	(1,022)	(258)	(26,003)	(1,845)	(27,848)
Future net inflow before income tax	34,634	11,179	45,959	11,761	10,533	3,627	2,578	2,274	122,545	1,833	124,378
Future income tax	(11,329)	(7,697)	(27,800)	(5,599)	(2,745)	(768)	(232)	(861)	(57,031)	(1,032)	(58,063)
Future net cash flows	23,305	3,482	18,159	6,162	7,788	2,859	2,346	1,413	65,514	801	66,315
10% discount factor	(13,884)	(1,042)	(8,639)	(2,155)	(6,230)	(672)	(672)	(768)	(34,062)	(763)	(34,825)
Standardized measure of discounted future net cash flows	9,421	2,440	9,520	4,007	1,558	2,187	1,674	645	31,452	38	31,490

At December 31, 2009
Future net cash inflows	26,243	22,057	59,413	33,676	30,273	5,680	7,088	2,973	187,403	3,718	191,121
Future production costs	(4,732)	(6,215)	(7,771)	(9,737)	(6,545)	(1,427)	(1,797)	(529)	(38,753)	(1,251)	(40,004)
Future development and abandonment costs	(5,143)	(5,375)	(8,618)	(5,134)	(4,345)	(1,409)	(1,897)	(214)	(32,135)	(1,168)	(33,303)
Future net inflow before income tax	16,368	10,467	43,024	18,805	19,383	2,844	3,394	2,230	116,515	1,299	117,814
Future income tax	(5,263)	(6,621)	(24,230)	(9,894)	(4,827)	(636)	(694)	(563)	(52,728)	(432)	(53,160)
Future net cash flows	11,105	3,846	18,794	8,911	14,556	2,208	2,700	1,667	63,787	867	64,654
10% discount factor	(5,868)	(1,455)	(9,160)	(3,102)	(10,249)	(520)	(1,162)	(771)	(32,287)	(610)	(32,897)
Standardized measure of discounted future net cash flows (b)	5,237	2,391	9,634	5,809	4,307	1,688	1,538	896	31,500	257	31,757

At December 31, 2010
Future net cash inflows	30,047	27,973	86,728	45,790	41,053	9,701	8,546	3,846	253,684	11,504	265,188
Future production costs	(4,865)	(7,201)	(12,896)	(13,605)	(6,686)	(3,201)	(2,250)	(611)	(51,315)	(3,997)	(55,312)
Future development and abandonment costs	(4,499)	(6,491)	(8,827)	(5,310)	(5,192)	(3,489)	(1,713)	(221)	(35,742)	(2,230)	(37,972)
Future net inflow before income tax	20,683	14,281	65,005	26,875	29,175	3,011	4,583	3,014	166,627	5,277	171,904
Future income tax	(6,289)	(9,562)	(37,108)	(14,468)	(7,213)	(872)	(910)	(805)	(77,227)	(2,554)	(79,781)
Future net cash flows	14,394	4,719	27,897	12,407	21,962	2,139	3,673	2,209	89,400	2,723	92,123
10% discount factor	(7,224)	(1,608)	(13,117)	(3,884)	(14,829)	(419)	(1,392)	(850)	(43,323)	(1,640)	(44,963)
Standardized measure of discounted future net cash flows (b)	7,170	3,111	14,780	8,523	7,133	1,720	2,281	1,359	46,077	1,083	47,160

i	i	i
(a)	i	The amounts of joint ventures and affiliates as of December 31, 2009 and 2010 includes 29.4% of the three Russian companies former Yukos as a result of the Gazprom call option on the 51% of the shares (2008 is reported at 60%).
(b)	i	Amounts of 2009 and 2010 do not include standardized measure of discounted future net cash flows related to the Italian gas storage activities, following the restructuring of Eni’s regulated gas businesses in Italy now reported in Gas & Power segment.

Contents

Eni Fact Book Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows	(euro million)
Total consolidated subsidiaries	Total equity- accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2007	53,002	891	53,893
Increase (Decrease):
- sales, net of production costs	(26,202)	(178)	(26,380)
- net changes in sales and transfer price, net of production costs	(39,699)	(1,254)	(40,953)
- extensions, discoveries and improved recovery, net of future production and development costs	1,110	10	1,120
- changes in estimated future development and abandonment costs	(6,222)	(129)	(6,351)
- development costs incurred during the period that reduced future development costs	6,584	145	6,729
- revision of quantity estimates	5,835	(61)	5,774
- accretion discount	10,538	201	10,739
- net change in income taxes	21,359	657	22,016
- purchase of reserves in-place	476		476
- sale of reserves in-place	25		25
- changes in production rates (timing) and other	4,646	(244)	4,402
Net increase (decrease)	(21,550)	(853)	(22,403)

Standardized measure of discounted future net cash flows at December 31, 2008	31,452	38	31,490
Increase (Decrease):
- sales, net of production costs	(17,752)	(154)	(17,906)
- net changes in sales and transfer price, net of production costs	4,515	286	4,801
- extensions, discoveries and improved recovery, net of future production and development costs	3,587	22	3,609
- changes in estimated future development and abandonment costs	(9,915)	(157)	(10,072)
- development costs incurred during the period that reduced future development costs	7,401	208	7,609
- revision of quantity estimates	4,686	(113)	4,573
- accretion discount	6,112	29	6,141
- net change in income taxes	674	(67)	607
- purchase of reserves in-place	161		161
- sale of reserves in-place	(7)	81	74
- changes in production rates (timing) and other	586	84	670
Net increase (decrease)	48	219	267

Standardized measure of discounted future net cash flows at December 31, 2009	31,500	257	31,757
Increase (Decrease):
- sales, net of production costs	(22,194)	(243)	(22,437)
- net changes in sales and transfer price, net of production costs	24,415	406	24,821
- extensions, discoveries and improved recovery, net of future production and development costs	1,926	1,409	3,335
- changes in estimated future development and abandonment costs	(6,464)	(386)	(6,850)
- development costs incurred during the period that reduced future development costs	8,520	368	8,888
- revision of quantity estimates	12,600	143	12,743
- accretion discount	6,519	53	6,572
- net change in income taxes	(11,802)	(1,115)	(12,917)
- sale of reserves in-place	(177)		(177)
- changes in production rates (timing) and other	1,234	191	1,425
Net increase (decrease)	14,577	826	15,403

Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160

Contents

Quarterly information

Main financial data (a)	(euro million)
2008	2009	2010

I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q

Net sales from operations	28,292	27,096	28,144	24,550	108,082	23,741	18,267	19,142	22,077	83,227	24,804	22,902	22,704	28,113	98,523
Operating income:	6,177	5,793	6,239	308	18,517	3,967	2,405	3,217	2,466	12,055	4,847	4,305	4,084	2,875	16,111
Exploration & Production	4,269	4,774	5,209	1,987	16,239	2,374	1,778	2,557	2,411	9,120	3,297	3,401	3,369	3,799	13,866
Gas & Power	1,735	690	687	918	4,030	1,253	863	567	1,004	3,687	1,316	592	438	550	2,896
Refining & Marketing	215	561	428	(2,192)	(988)	240	47	34	(423)	(102)	105	255	(65)	(146)	149
Petrochemicals	(32)	(231)	(89)	(493)	(845)	(167)	(287)	(60)	(161)	(675)	36	17	24	(163)	(86)
Engineering & Construction	214	253	276	302	1,045	270	310	274	27	881	291	334	327	350	1,302
Other activities (b)	(47)	(94)	(52)	(273)	(466)	(55)	(122)	(28)	(231)	(436)	(60)	(115)	(58)	(1,151)	(1,384)
Corporate and financial companies (b)	(75)	(32)	(274)	(242)	(623)	(63)	(124)	(134)	(99)	(420)	(70)	(82)	(47)	(162)	(361)
Unrealized profit intragroup elimination	(102)	(128)	54	301	125	115	(60)	7	(62)		(68)	(97)	96	(202)	(271)
Net income	3,321	3,437	2,941	(874)	8,825	1,904	832	1,240	391	4,367	2,222	1,824	1,724	548	6,318
Capital expenditures	3,118	3,641	3,112	4,691	14,562	3,147	3,697	2,957	3,894	13,695	2,779	4,328	2,851	3,912	13,870
Investments	1,784	165	127	2,229	4,305	2,039	175	63	46	2,323	39	76	186	109	410
Net borrowings at period end	15,591	16,565	17,823	18,376	18,376	16,528	18,355	20,540	23,055	23,055	21,052	23,342	25,261	26,119	26,119

i	i	i
(a)	i	Quarterly data are unaudited.
(b)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.

Key market indicators
2008	2009	2010

I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q

Average price of Brent dated crude oil (a)	96.90	121.38	114.78	54.91	96.99	44.40	58.79	68.28	74.57	61.51	76.24	78.30	76.86	86.48	79.47
Average EUR/USD exchange rate	1.500	1.562	1.504	1.317	1.471	1.302	1.362	1.431	1.478	1.393	1.384	1.273	1.291	1.359	1.327
Average price in euro of Brent dated crude oil (b)	64.60	77.71	76.32	41.69	65.93	34.10	43.16	47.71	50.45	44.16	55.09	61.51	59.54	63.64	59.89
Average European refining margins (c)	3.81	8.04	6.37	7.72	6.49	5.34	3.61	2.34	1.24	3.13	2.40	3.39	2.09	2.74	2.66
Average European refining margins Brent/Ural (c)	6.04	11.25	8.51	9.61	8.85	6.28	3.90	2.26	1.80	3.56	3.20	4.48	2.44	3.78	3.47
Euribor %	4.5	4.9	5.0	4.2	4.6	2.0	1.3	0.8	0.7	1.2	0.6	0.6	0.8	1.0	0.8

i	i	i
(a)	i	In USD/barrel. Source: Platt’s Oilgram.
(b)	i	Eni calculation.
(c)	i	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

Contents

Eni Fact Book Quarterly information

Main operating data
2008	2009	2010

I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q	I Q	II Q	III Q	IV Q

Liquids production	(kbbls/d)	1,012	998	1,015	1,079	1,026	1,013	986	957	1,073	1,007	1,011	980	948	1,049	997
Natural gas production	(mmcf/d)	4,503	4,442	4,302	4,449	4,424	4,398	4,290	4,139	4,668	4,374	4,615	4,319	4,203	5,021	4,540
Oil and natural gas production	(kboe/d)	1,796	1,772	1,764	1,854	1,797	1,779	1,733	1,678	1,886	1,769	1,842	1,758	1,705	1,954	1,815
Italy		206	204	196	190	199	174	169	161	173	169	182	185	182	182	183
Rest of Europe		249	262	228	255	249	256	246	230	255	247	243	208	200	236	222
North Africa		626	652	666	635	645	595	567	567	565	573	589	583	549	688	602
West Africa		325	305	352	356	335	330	343	344	421	360	402	388	407	403	400
Kazakhstan		127	113	92	113	111	119	121	106	117	115	121	107	85	117	108
Rest of Asia		114	113	108	162	124	150	138	122	130	135	122	123	125	155	131
America		134	110	100	125	117	135	133	132	209	153	159	139	128	145	143
Australia and Oceania		15	13	22	18	17	20	16	16	16	17	24	25	29	28	26
Production sold	(mmboe)	157.0	156.9	154.4	163.2	631.5	154.2	154.2	147.6	166.8	622.8	158.6	154.1	151.7	173.6	638.0
Sales of natural gas to third parties	(bcm)	26.66	18.99	16.78	27.26	89.69	28.34	17.54	19.45	24.63	89.96	26.51	15.62	14.95	24.38	81.46
Own consumption of natural gas	(bcm)	1.62	1.33	1.42	1.26	5.63	1.51	1.25	1.55	1.50	5.81	1.54	1.53	1.56	1.56	6.19
Sales to third parties and own consumption	(bcm)	28.28	20.32	18.20	28.52	95.32	29.85	18.79	21.00	26.13	95.77	28.05	17.15	16.51	25.94	87.65
Sales of natural gas of Eni’s affiliates (net to Eni)	(bcm)	2.63	1.84	1.97	2.47	8.91	2.50	1.67	1.52	2.26	7.95	2.46	2.04	2.09	2.82	9.41
Total sales and own consumption of natural gas	(bcm)	30.91	22.16	20.17	30.99	104.23	32.35	20.46	22.52	28.39	103.72	30.51	19.19	18.60	28.76	97.06
Electricity sales	(TWh)	8.16	7.21	7.62	6.94	29.93	7.78	7.57	9.19	9.42	33.96	9.00	9.61	10.70	10.23	39.54
Sales of refined products: (a)	(mmtonnes)	11.60	11.96	15.01	12.11	50.68	10.97	11.16	11.34	12.12	45.59	10.87	11.77	12.01	12.15	46.80
Retail sales in Italy		2.06	2.18	2.28	2.29	8.81	2.10	2.31	2.36	2.26	9.03	2.01	2.17	2.28	2.17	8.63
Wholesale sales in Italy		2.56	2.80	2.90	2.89	11.15	2.41	2.25	2.43	2.47	9.56	2.04	2.33	2.50	2.58	9.45
Retail sales Rest of Europe		0.79	0.82	0.84	0.77	3.22	0.69	0.76	0.80	0.74	2.99	0.67	0.77	0.91	0.75	3.10
Wholesale sales outside Rest of Europe		1.04	1.16	1.17	1.13	4.50	0.91	0.85	0.94	0.96	3.66	0.86	0.97	1.06	0.99	3.88
Wholesale sales outside Italy							0.09	0.12	0.10	0.10	0.41	0.09	0.11	0.11	0.11	0.42
Other sales		4.64	4.47	7.34	5.03	21.48	4.77	4.87	4.71	5.59	19.94	5.20	5.42	5.15	5.55	21.32
Iberian Peninsula		0.51	0.53	0.48		1.52

i	i	i
(a)	i	Full year 2008 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

Contents

Energy conversion table

Oil (average reference density 32.35 ƒAPI, relative density 0.8636)

1 barrel	(bbl)	158,987 l oil [a]	0,159 m^3 oil	162,602 m^3 gas		5,550 ft^3 gas
				5,800,000 btu		
1 barrel/d	(bbl/g)	~50 t/year				
1 cubic meter	(m^3)	1,000 l oil	6,29 bbl	1,033 m^3 gas		36,481 ft^3 gas
1 tonne oil equivalent	(tep)	1,160,49 l oil	7,299 bbl	1,161 m^3 oil	1,187 m^3 gas	41,911 ft^3 gas

Gas

1 cubic meter	(m^3)	0,976 l oil	0,00636 bbl	35,314,67 btu		35,315 ft^3 gas
1,000 cubic feet	(ft^3)	27,637 l oil	0,1742 bbl	1,000,000 btu	27,317 m^3 gas	0,02386 tep
1,000,000 British thermal unit	(btu)	27,4 l oil	0,17 bbl	0,027 m^3 oil	28,3 m^3 gas	1,000 ft^3 gas
1 tonne LNG	(tGNL)	1,2 toe	8,9 bbl	52,000,000 btu		52,000 ft^3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93,532 l oil	0,5883 bbl	0,0955 m^3 oil	94,448 m^3 gas	3,412,14 ft^3 gas
1 teraJoule	(TJ)	25,981,45 l oil	163,42 bbl	25,9814 m^3 oil	26,939,46 m^3 gas	947,826,7 ft^3 gas
1,000,000 kilocalories	(kcal)	108,8 l oil	0,68 bbl	0,109 m^3 oil	112,4 m^3 gas	3,968,3 ft^3 gas

(a) l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2,2046	0,001
lb	0,4536	1	0,0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39,37	3,281	1,093
in	0,0254	1	0,0833	0,0278
ft	0,3048	12	1	0,3333
yd	0,9144	36	3	1

Conversion of volumes

	cubic foot (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28,32	0,02832
bbl	5,615	1	159	0,158984
l	0,035311	0,0063	1	0,001
m^3	35,3107	6,2898	10^3	1

Contents

Contents

Contents

Eni: Shareholders' Meeting approves 2010 Financial Statements and appoints the Company Officers

  Dividend per share of euro 1
  Parent company’s net profit for the year of euro 6.18 billion
  Appointment of the Directors and the Statutory Auditors

Rome, May 5, 2011 - The Ordinary Shareholders’ Meeting held today resolved to:

  approve the parent company’s Financial Statements as at December 31, 2010, which show net profit of euro 6,179,319,559.03;
  allocate euro 4,368,071,987.53 out of the 2010 profit of euro 6,179,319,559.03, which remains after the payment of an interim dividend of euro 0.50 per share resolved by the Board of Directors on September 9, 2010 and paid out on September 23, 2010, as follows:

- to pay a dividend of euro 0.50 for each share outstanding at the ex-dividend date, excluding own shares held in treasury as of the same date. Therefore, taking into account the payment of the 2010 interim dividend of euro 0.50 per share, the 2010 full dividend per share amounts to euro 1;

- to allocate to the legal Reserve the amount remaining following the distribution of the dividend;

  pay the balance of the 2010 dividend from May 26, 2011, May 23, 2011 being the ex-dividend date;
  set at 9 the number of the Directors to be appointed by the Shareholders’ Meeting, to set the term of office of the Directors appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A.’s 2013 Financial Statements and to appoint the Board of Directors. The Directors are:

- Giuseppe Recchi, Chairman (1);

- Paolo Scaroni, Director (1);

- Carlo Cesare Gatto, Director (1) *;

- Alessandro Lorenzi, Director (2) *;

- Paolo Marchioni, Director (1) *;

- Roberto Petri, Director (1) *;

- Alessandro Profumo, Director (2) *;

- Mario Resca, Director (1) *;

- Francesco Taranto, Director (2) *;

  set the annual remuneration of the Chairman of the Board of Directors and of the Directors;
  appoint the Statutory Auditors. The term of office of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A.’s 2013 Financial Statements. The Statutory Auditors are:

- Ugo Marinelli, Chairman (2);

- Roberto Ferranti, Effective Auditor (1);

- Paolo Fumagalli, Effective Auditor (1);

- Renato Righetti, Effective Auditor (1);

- Giorgio Silva, Effective Auditor (2);

- Francesco Bilotti, Alternate Auditor (1);

- Maurizio Lauri, Alternate Auditor (2);

  set the annual remuneration of the Chairman of the Board of Statutory Auditors and of the effective Statutory Auditors;
  confirm to delegate to the Board of Directors the ability to determine the compensation of the Court of Auditors’ Representative in charge of the financial monitoring of Eni.

The curriculum of the appointed Directors and Statutory Auditors are available on www.eni.com.

Notes

(1) Drawn from the list of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, 3.93% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have attended the Shareholders’ Meeting.

(2) Drawn from the list of candidates presented by a group of Institutional Investors, owning, jointly, a total amount of about 0.9% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have attended the Shareholders’ Meeting.

* Candidate who declared to possess the independence requirements pursuant to Article 148, paragraph 3 of the Legislative Decree 58/98.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni's Board of Directors appoints Paolo Scaroni as Chief Executive Officer and the members of the Board committees

Rome, May 6, 2011 - Eni’s Board of Directors today appointed Paolo Scaroni as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

Eni’s Board has confirmed the continuation of the powers of Giuseppe Recchi, the Chairman, to identify and promote integrated projects and international agreements of strategic importance, as provided for under the By-Laws.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the requirements of honour as required by current law, that causes for their ineligibility and incompatibility do not exist and that all Directors (in particular Gatto, Lorenzi, Marchioni, Petri, Profumo, Resca and Taranto) have, except for the President and the Chief Executive Officer, the independence requirements set by law and Eni’s Corporate Governance Code.

In particular, with reference to the marital relationship of the Director Profumo with an employee of the Company, the Board considered that this relationship does not absolutely compromise the independence requirements requested by Eni Corporate Governance Code, in consideration of the ethical and professional rigour of this Director and of his international reputation.

The Board of Directors has also appointed Mario Resca (as Chairman), Carlo Cesare Gatto, Roberto Petri and Alessandro Profumo as members of the Compensation Committee, all non-executive and independent directors as requested by Eni’s Corporate Governance Code; Alessandro Lorenzi (as Chairman), Carlo Cesare Gatto, Paolo Marchioni and Francesco Taranto as members of the Internal Control Committee, all non-executive and independent directors as requested by Eni’s Corporate Governance Code; Alessandro Profumo (as Chairman), Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Mario Resca and Francesco Taranto as members of the Oil - Gas Energy Committee, all non-executive and independent directors as requested by Eni’s Corporate Governance Code.

The Board also ascertained that the auditors met the requirements of honour as set out by the Ministerial Decree No. 162 of March 30, 2000, as specified by Article 28.1 of the by-laws, as well as the independence requirements as set by law and by Eni’s Corporate Governance Code.

The curriculum of the Directors and Statutory Auditors appointed are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Ordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary Shareholders’ Meeting held on May 5, 2011 resolved to:
• approve Eni Financial Statements at December 31, 2010, which show profits of euro 6,179,319,559.03;
• allocate euro 4,368,071,987.53 of Eni 2010 profit of euro 6,179,319,559.03 left after the payment of an interim dividend of euro 0.50 per share resolved by the Board of Directors on September 9, 2010 and paid out on September 23, 2010, as follows:
- to pay a dividend of 0.50 euro for each share owned and outstanding on the coupon detachment date, excluding treasury shares in the portfolio on that date. Therefore, in consideration of the payment of the 2010 interim dividend of 0.50 euro per share, the 2010 dividend per share amounts to 1 euro;
- to the legal Reserve the amount remaining following the distribution of the dividend;
• pay the balance of the 2010 dividend beginning on May 26, 2011, with coupon detachment set for May 23, 2011;
• set at nine the number of the Directors, to be appointed by the Shareholders’ Meeting, set the term of the office of the Directors so appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2013 Financial Statements and appoint the Board of Directors. The Directors are:
- Giuseppe Recchi, Chairman (1);
- Paolo Scaroni, Director (1);
- Carlo Cesare Gatto, Director (1) *;
- Alessandro Lorenzi, Director (2) *;
- Paolo Marchioni, Director (1) *;
- Roberto Petri, Director (1) *;
- Alessandro Profumo, Director (2) *;
- Mario Resca, Director (1) *;
- Francesco Taranto, Director (2) *;
• set the annual remuneration of the Chairman of the Board and of the Directors;
• appoint the Statutory Auditors. The term of office of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2013 Financial Statements. The Statutory Auditors are:
- Ugo Marinelli, Chairman (2);
- Roberto Ferranti, Effective Auditor (1);
- Paolo Fumagalli, Effective Auditor (1);
- Renato Righetti, Effective Auditor (1);
- Giorgio Silva, Effective Auditor (2);
- Francesco Bilotti, Alternate Auditor (1);
- Maurizio Lauri, Alternate Auditor (2).	The curriculum of the Directors and Statutory Auditors appointed are available on www.eni.com;
• set the Chairman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors;
• confirm the delegation of authority to the Board to determine the compensation of the Court of Auditors’ Representative in charge of the financial monitoring of Eni.

Documents to be distributed
Eni’s Annual Report 2010 (Italian Edition) including the financial statements of Eni, approved by the Shareholders’ Meeting, the consolidated financial statements, the reports of the Directors, the certification pursuant to Article 154-bis, paragraph 5, of Legislative Decree 58/1998, the report of the statutory auditors, the report of the external auditors, the 2010 sustainability report and the related "Independent Assurance Report" is available at Eni S.p.A. Registered Office and Borsa Italiana S.p.A. (Italian Stock Exchange: www.borsaitaliana.it).
The minutes of the Meeting will be available under law provisions at Eni S.p.A. Registered Office and Borsa Italiana S.p.A. (Italian Stock Exchange: www.borsaitaliana.it).
The report on corporate governance and shareholding structure and the document "Sustainability Performance 2010" are also available at Eni S.p.A. Registered Office and Borsa Italiana S.p.A. (Italian Stock Exchange: www.borsaitaliana.it).
The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800 940 924 for calls from Italy and 800 11 22 34 56 for calls from outside Italy, after dialling the international access code (+).

Payment of Year 2010 final Dividend
Eni S.p.A. Shareholders’ Meeting resolved to pay final dividends as from May 26, 2011, coupon No. 16, being the ex-dividend date May 23, 2011. Therefore, as of this last date, Eni shares will be traded without the right to the payment of 2010 final dividend.
In order to exercise the rights incorporated in the shares owned, Shareholders whose shares are not yet in uncertificated form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli S.p.A. (Italian Securities Register Centre) and their subsequent dematerialisation.
The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through JPMorgan Chase Bank, N.A.

(1)	Drawn from the list of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 3.93% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.
(2)	Drawn from the list of candidates presented by a group of Institutional Investors, owning, jointly, the 0.9% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.
*	Candidate who declared to possess the qualification of independence pursuant to Article 148, paragraph 3 of the Legislative Decree 58/1998.

Eni's Board of Directors

  Eni’s Board of Director confirms the Manager charged with preparing the company’s financial reports, the Executive Vice President of the Internal Auditing Department and the Officer in charge of internal control
  Appointment of the members of the Watch Structure

Rome, May 19, 2011 - Eni’s Board of Directors, with the approval of the Board of Statutory Auditors, confirmed Alessandro Bernini as the Manager charged with preparing a company’s financial reports pursuant to Article 154-bis of Legislative Decree No. 58/1998. The Board also confirmed, with the approval of the Internal Control Committee, Marco Petracchini as Executive Vice President of the Internal Auditing Department and Officer in charge of internal control.

In addition the Board appointed, with the approval of the Board of Statutory Auditors, the following members of the Watch Structure pursuant to Legislative Decree No. 231 of 2001: Angelo Casò, external member as Chairman, Tiziano Onesti, external member. The Board confirmed, as internal members, Massimo Mantovani, Senior Executive Vice President Legal Affairs Department, Marco Petracchini, Executive Vice President of the Internal Auditing Department and Pierluigi Renzi, Executive Vice President Human Resources and Organization Department.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com